UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

January 24, 2025

Date of Report (Date of earliest event reported)

CAPITAL ONE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-13300	54-1719854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1680 Capital One Drive,
McLean, Virginia	22102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 720-1000

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock (par value $.01 per share)	COF	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series I	COF PRI	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series J	COF PRJ	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series K	COF PRK	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series L	COF PRL	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series N	COF PRN	New York Stock Exchange
1.650% Senior Notes Due 2029	COF29	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, on February 19, 2024, Capital One Financial Corporation, a Delaware corporation (“Capital One” or “the Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Capital One, Discover Financial Services, a Delaware corporation (“Discover”) and Vega Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which (a) Merger Sub will merge with and into Discover, with Discover as the surviving entity in the merger (the “Merger”); (b) immediately following the Merger, Discover, as the surviving entity, will merge with and into Capital One, with Capital One as the surviving entity in the second-step merger (the “Second Step Merger” and together with the Merger, the “Mergers”); and (c) immediately following the Second Step Merger, Discover Bank, a Delaware-chartered and wholly owned subsidiary of Discover, will merge with and into Capital One’s wholly owned national bank subsidiary, Capital One National Association (“CONA”), with CONA as the surviving entity in the bank merger (the “Bank Merger,” and collectively with the Merger and the Second Step Merger, the “Transaction”).

Capital One is filing this Current Report on Form 8-K (this “Report”) to furnish the information in Exhibit 99.1 hereto, containing a financial data supplement released by Discover on January 22, 2025 with respect to the quarter and the twelve months ended December 31, 2024. Neither Discover’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary fourth quarter and year-end financial information contained in Exhibit 99.1, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary fourth quarter and year-end financial information contained in Exhibit 99.1.

Note: Information in this Report (including the exhibit) furnished pursuant to Item 7.01 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. Furthermore, the information provided in Exhibit 99.1 shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 8.01	Other Events.

On December 23, 2024, Discover filed an amended annual report on Form 10-K/A for the year ended December 31, 2023, which included restated audited financial statements as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023 that were previously included in Discover’s annual report on Form 10-K for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024. On December 23, 2024, Discover also filed amended quarterly reports on Form 10-Q/A to restate its unaudited condensed consolidated financial statements previously included in its quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2024 and June 30, 2024 previously filed with the SEC on May 1, 2024 and July 31, 2024, respectively. On December 23, 2024, Discover also filed its quarterly report on Form 10-Q for the quarterly period ended September 30, 2024.

Accordingly, Capital One is also filing this Report to supplement and update certain financial information related to Discover previously provided by Capital One in connection with the Transaction, including certain amended and restated financial statements of Discover. Additionally, Capital One is filing this Report to include in its securities filings certain unaudited pro forma condensed combined financial information of Capital One and Discover previously provided by Capital One in connection with the Transaction. This Report does not modify or update any financial statements of Capital One included in Capital One’s Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q.

Capital One is filing: (i) as Exhibit 99.2 to this Report, Discover’s restated audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the fiscal years ended December 31, 2023, 2022 and 2021; (ii) as Exhibit 99.3 to this Report, Discover’s restated unaudited condensed consolidated financial statements as of and for the quarterly period ended March 31, 2024; (iii) as Exhibit 99.4 to this Report, Discover’s restated unaudited condensed consolidated financial statements as of and for the quarterly period ended June 30, 2024; (iv) as Exhibit 99.5 to this Report, Discover’s unaudited condensed consolidated financial statements as of and for the quarterly period ended September 30, 2024; (v) as Exhibit 99.6 to this Report, the unaudited pro forma condensed combined financial information of Capital One and Discover as of and for the nine months ended September 30, 2024 and for the year ended December 31, 2023 and (vi) as Exhibit 23.1 to this Report, the consent of Deloitte & Touche LLP, the independent registered public accounting firm of Discover.

All the pro forma financial statements and other pro forma information included in this Report have been prepared on the basis of certain assumptions and estimates and are subject to other uncertainties and do not purport to reflect what Capital One’s actual results of operations or financial condition or this pro forma information would have been had the Transaction been consummated on the dates assumed for purposes of such pro forma financial statements and information or to be indicative of Capital One’s financial condition, results of operations or metrics as of or for any future date or period.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include, but are not limited to, statements about the benefits of the Transaction between Capital One and Discover, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the Mergers may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Capital One’s business and to Discover’s business as a result of the announcement and pendency of the Mergers, (3) the risk that the integration of Discover’s business and operations into Capital One’s, including into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s business into Capital One’s, including as a result of unexpected factors or events, (4) the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Capital One or the expected benefits of the Mergers following the closing of the Mergers), (5) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in completing the Mergers or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (6) the possibility that the Mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (7) risks related to management and oversight of Capital One’s expanded business and operations following the Mergers due to the increased size and complexity of Capital One’s business, (8) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the Mergers or the size, scope and complexity of Capital One’s business operations following the Mergers, (9) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One (before or after the Mergers) or against Discover, (10) the risk that expectations regarding the timing, completion and accounting and tax treatments of the Mergers are not met, (11) the risk that any announcements relating to the Mergers could have adverse effects on the market price of the common stock of either Capital One or Discover, (12) certain restrictions during the pendency of the Mergers, (13) the diversion of management’s attention from ongoing business operations and opportunities, (14) the risk that revenues following the Mergers may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the Transaction, may be greater than expected, (15) Capital One’s and Discover’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing, (16) the dilution caused by Capital One’s issuance of additional shares of its capital stock in connection with the Mergers, (17) effects of the announcement, pendency or completion of the Mergers on the ability of Capital One and Discover to retain customers and retain and hire key personnel and maintain relationships with their suppliers and other business partners, and on their operating results and businesses generally, (18) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the Mergers, (19) risks related to the potential impact of general economic, political, industry and market factors on the parties or the Mergers and other factors that may affect future results of Capital One and Discover, (20) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, (21) volatility and disruptions in global or national capital, currency, and credit markets, (22) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory reforms, as well as those involving the OCC, the Federal Reserve Board, the FDIC, and the Consumer Financial Protection Bureau, (23) other changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation and financial accounting and reporting, environmental protection and insurance, and the ability to comply with such changes in a timely manner and (24) other factors that may affect the future results of Capital One and Discover.

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Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K (and any amendments to those documents), in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024, July 26, 2024, December 23, 2024 and January 3, 2025 to register the shares of Capital One’s capital stock that will be issued to Discover stockholders in connection with the Transaction. The registration statement was declared effective on January 6, 2025, at which time Capital One filed a final prospectus and Discover filed a definitive proxy statement. Capital One and Discover commenced mailing of the joint proxy statement/prospectus to their respective shareholders on or about January 6, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

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Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive	2500 Lake Cook Road
McLean, VA 22102	Riverwoods, IL 60015
Attention: Investor Relations	Attention: Investor Relations
investorrelations@capitalone.com	investorrelations@discover.com
(703) 720-1000	(224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the Transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the Transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the Transaction is included in the joint proxy statement/prospectus related to the Transaction, which was filed with the SEC on January 6, 2025. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants is included in the joint proxy statement/prospectus and other relevant documents regarding the Transaction filed with the SEC when they become available.

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Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No	Description

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm (with respect to Discover Financial Services)

99.1	Financial supplement of Discover Financial Services for the quarter and the Twelve Months Ended December 31, 2024

99.2	Audited consolidated financial statements of Discover Financial Services as of December 31, 2023 and 2022, and for the fiscal years ended December 31, 2023, 2022 and 2021

99.3	Unaudited condensed consolidated financial statements of Discover Financial Services as of and for the quarterly period ended March 31, 2024

99.4	Unaudited condensed consolidated financial statements of Discover Financial Services as of and for the quarterly period ended June 30, 2024

99.5	Unaudited condensed consolidated financial statements of Discover Financial Services as of and for the quarterly period ended September 30, 2024

99.6	Unaudited pro forma condensed combined financial information of Capital One Financial Corporation and Discover Financial Services as of and for the nine months ended September 30, 2024 and for the year ended December 31, 2023

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION

Date: January 24, 2025	By:	/s/ TIMOTHY P. GOLDEN
Timothy P. Golden
SVP, Controller and Principal Accounting Officer

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Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements, as listed below, of Capital One Financial Corporation and in the related Prospectuses, where applicable, of our report dated February 23, 2024 (December 23, 2024 as to the effects of the restatement discussed in Notes 1 and 26), relating to the consolidated financial statements of Discover Financial Services, and our report dated February 23, 2024 (December 23, 2024 as to the effects of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting (Restated)) relating to the effectiveness of Discover Financial Services’ internal control over financial reporting appearing in this Current Report on Form 8-K of Capital One Financial Corporation filed on January 24, 2025.

Filed on Form S-3	Filed on Form S-8
Registration Statement No. 033-99748	Registration Statement No. 333-43288
Registration Statement No. 333-97125	Registration Statement No. 333-58628
Registration Statement No. 333-277813	Registration Statement No. 333-72788
Registration Statement No. 333-72820
Registration Statement No. 333-72822
Filed on Form S-8	Registration Statement No. 333-76726
Registration Statement No. 033-86986	Registration Statement No. 333-97123
Registration Statement No. 033-91790	Registration Statement No. 333-97127
Registration Statement No. 033-97032	Registration Statement No. 333-100488
Registration Statement No. 333-42853	Registration Statement No. 333-117920
Registration Statement No. 333-45453	Registration Statement No. 333-124428
Registration Statement No. 333-51637	Registration Statement No. 333-136281
Registration Statement No. 333-51639	Registration Statement No. 333-133665
Registration Statement No. 333-57317	Registration Statement No. 333-151325
Registration Statement No. 333-70305	Registration Statement No. 333-158664
Registration Statement No. 333-78067	Registration Statement No. 333-181736
Registration Statement No. 333-78383	Registration Statement No. 333-193683
Registration Statement No. 333-78609	Registration Statement No. 333-195677
Registration Statement No. 333-78635	Registration Statement No. 333-219570
Registration Statement No. 333-84693	Registration Statement No. 333-232907
Registration Statement No. 333-91327	Registration Statement No. 333-256072
Registration Statement No. 333-92345	Registration Statement No. 333-256073
Registration Statement No. 333-272146	Registration Statement No. 333-279208

/s/ Deloitte & Touche LLP

Chicago, Illinois

January 24, 2025

Exhibit 99.1

DISCOVER FINANCIAL SERVICES

EARNINGS SUMMARY

(unaudited, in millions, except per share statistics)

	Quarter Ended								Twelve Months Ended
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Dec 31, 2024 vs. Dec 31, 2023			Dec 31, 2024	Dec 31, 2023	2024 vs. 2023
EARNINGS SUMMARY
Interest Income	$4,989	$5,112	$4,971	$4,948	$4,868	$121		2%	$20,020	$17,845	$2,175		12%
Interest Expense	1,359	1,457	1,447	1,461	1,400	(41)		(3%)	5,724	4,746	978		21%

Net Interest Income	3,630	3,655	3,524	3,487	3,468	162		5%	14,296	13,099	1,197		9%
Discount/Interchange Revenue	1,157	1,142	1,153	1,024	1,142	15		1%	4,476	4,460	16		-%
Rewards Cost	758	779	716	703	788	(30)		(4%)	2,956	3,079	(123)		(4%)

Discount and Interchange Revenue, net	399	363	437	321	354	45		13%	1,520	1,381	139		10%
Protection Products Revenue	43	42	42	42	43	—		—%	169	172	(3)		(2%)
Loan Fee Income	200	214	205	200	217	(17)		(8%)	819	763	56		7%
Transaction Processing Revenue	83	84	91	87	82	1		1%	345	303	42		14%
Other Income	404	95	239	23	16	388		NM	761	76	685		NM

Total Non-Interest Income	1,129	798	1,014	673	712	417		59%	3,614	2,695	919		34%

Revenue Net of Interest Expense	4,759	4,453	4,538	4,160	4,180	579		14%	17,910	15,794	2,116		13%
Provision for Credit Losses	1,202	1,473	739	1,497	1,909	(707)		(37%)	4,911	6,018	(1,107)		(18%)
Employee Compensation and Benefits	792	703	658	671	646	146		23%	2,824	2,434	390		16%
Marketing and Business Development	299	263	258	250	372	(73)		(20%)	1,070	1,164	(94)		(8%)
Information Processing & Communications	208	197	167	163	170	38		22%	735	608	127		21%
Professional Fees	363	323	296	292	312	51		16%	1,274	1,041	233		22%
Premises and Equipment	25	25	23	20	25	—		—%	93	89	4		4%
Other Expense	168	277	336	148	263	(95)		(36%)	929	803	126		16%

Total Operating Expense	1,855	1,788	1,738	1,544	1,788	67		4%	6,925	6,139	786		13%

Income/ (Loss) Before Income Taxes	1,702	1,192	2,061	1,119	483	1,219		252%	6,074	3,637	2,437		67%
Tax Expense	411	322	538	268	117	294		251%	1,539	841	698		83%

Net Income/ (Loss)	$1,291	$870	$1,523	$851	$366	$925		253%	$4,535	$2,796	$1,739		62%

Net Income/ (Loss) Allocated to Common Stockholders	$1,284	$834	$1,515	$813	$364	$920		253%	$4,446	$2,715	$1,731		64%

Effective Tax Rate	24.1%	27.0%	26.1%	24.0%	24.0%				25.3%	23.1%
Net Interest Margin	11.96%	11.38%	11.17%	11.03%	10.98%	98	bps		11.38%	11.07%	31	bps
Operating Efficiency	39.0%	40.1%	38.3%	37.1%	42.8%	(380	) bps		38.7%	38.9%	(20	) bps
ROE	29%	21%	40%	24%	10%				28%	20%
ROCE	31%	23%	43%	8%	11%				30%	22%
Capital Returned to Common Stockholders	$160	$155	$178	$180	$144	$16		11%	$674	$2,541	($1,867)		(73%)
Payout Ratio	12%	19%	12%	22%	40%				15%	94%
Ending Common Shares Outstanding	251	251	251	251	250	1		—%	251	250	1		—%
Weighted Average Common Shares Outstanding	251	251	251	250	250	1		—%	251	254	(3)		(1%)
Weighted Average Common Shares Outstanding (fully diluted)	251	251	251	250	250	1		—%	251	254	(3)		(1%)
PER SHARE STATISTICS
Basic EPS	$5.11	$3.32	$6.04	$3.25	$1.45	$3.66		252%	$17.72	$10.71	$7.01		65%
Diluted EPS	$5.11	$3.32	$6.03	$3.25	$1.45	$3.66		252%	$17.72	$10.70	$7.02		66%
Common Dividends Declared Per Share	$0.70	$0.70	$0.70	$0.70	$0.70	$—		—%	$2.80	$2.70	$0.10		4%
Common Stock Price (period end)	$173.23	$140.29	$130.81	$131.09	$112.40	$60.83		54%	$173.23	$112.40	$60.83		54%
Book Value per share	$71.32	$68.11	$63.76	$58.54	$56.92	$14.40		25%	$71.32	$56.92	$14.40		25%

Note: See Glossary of Financial Terms for definitions of financial terms

DISCOVER FINANCIAL SERVICES

BALANCE SHEET SUMMARY

(unaudited, in millions)

	Quarter Ended
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Dec 31, 2024 vs. Dec 31, 2023
BALANCE SHEET SUMMARY
Assets
Cash and Investment Securities	$28,552	$26,423	$24,405	$27,965	$25,383	$3,169	12%
Loans Held-for-Sale	—	8,484	10,145	—	—	—	—%
Loan Portfolio	121,118	118,509	117,504	126,555	128,409	(7,291)	(6%)

Total Loan Receivables	121,118	126,993	127,649	126,555	128,409	(7,291)	(6%)
Allowance for Credit Losses	(8,323)	(8,512)	(8,481)	(9,258)	(9,283)	960	10%

Net Loan Receivables	112,795	118,481	119,168	117,297	119,126	(6,331)	(5%)
Premises and Equipment, net	1,072	1,085	1,087	1,107	1,091	(19)	(2%)
Goodwill and Intangible Assets, net	255	255	255	255	255	—	—%
Other Assets	4,966	5,371	5,973	6,083	5,858	(892)	(15%)

Total Assets	$147,640	$151,615	$150,888	$152,707	$151,713	($4,073)	(3%)

Liabilities & Stockholders’ Equity
Certificates of Deposits [1]	29,296	30,296	25,881	25,921	24,151	5,145	21%
Savings, Money Market, and Other Deposits 1, [2]	61,316	60,013	61,414	61,412	59,882	1,434	2%

Total Direct to Consumer Deposits [1,2]	90,612	90,309	87,295	87,333	84,033	6,579	8%
Brokered Deposits and Other Deposits	16,397	19,543	21,055	23,097	24,898	(8,501)	(34%)

Deposits	107,009	109,852	108,350	110,430	108,931	(1,922)	(2%)
Securitized Borrowings [3]	8,475	9,307	9,608	10,933	11,743	(3,268)	(28%)
Other Borrowings [3]	7,778	8,870	9,533	9,542	9,588	(1,810)	(19%)

Borrowings	16,253	18,177	19,141	20,475	21,331	(5,078)	(24%)
Accrued Expenses and Other Liabilities	6,452	6,477	7,387	7,132	7,216	(764)	(11%)

Total Liabilities	129,714	134,506	134,878	138,037	137,478	(7,764)	(6%)
Total Equity	17,926	17,109	16,010	14,670	14,235	3,691	26%

Total Liabilities and Stockholders’ Equity	$147,640	$151,615	$150,888	$152,707	$151,713	($4,073)	(3%)

LIQUIDITY
Liquidity Portfolio	$27,325	$24,804	$22,371	$25,739	$23,254	$4,071	18%
Private Asset-backed Securitization Capacity	3,500	2,750	3,500	3,500	2,750	750	27%
Federal Home Loan Bank Borrowing Capacity	4,679	3,853	3,383	3,087	2,551	2,128	83%
Federal Reserve Discount Window [4]	46,489	46,118	39,569	41,710	41,199	5,290	13%

Undrawn Credit Facilities [4]	54,668	52,721	46,452	48,297	46,500	8,168	18%

Total Liquidity	$81,993	$77,525	$68,823	$74,036	$69,754	$12,239	18%

[1]	Includes Affinity relationships
[2]	Savings, Money Market, and Other Deposits and reflects both interest-bearing and non-interest bearing direct to consumer deposits
[3]	Includes short-term and long-term borrowings
[4]	Excludes investments pledged to the Federal Reserve, which is included within the liquidity portfolio

Note: See Glossary of Financial Terms for definitions of financial terms

DISCOVER FINANCIAL SERVICES

BALANCE SHEET STATISTICS

(unaudited, in millions)

	Quarter Ended					Dec 31, 2024 vs.
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Dec 31, 2023
BALANCE SHEET STATISTICS
Total Common Equity	$16,870	$16,053	$14,954	$13,614	$13,179	$3,691	28%
Total Common Equity/Total Assets	11.4%	10.6%	9.9%	8.9%	8.7%
Total Common Equity/Net Loans	15.0%	13.5%	12.5%	11.6%	11.1%

Tangible Assets	$147,385	$151,360	$150,633	$152,452	$151,458	($4,073)	(3%)
Tangible Common Equity [1]	$16,615	$15,798	$14,699	$13,359	$12,924	$3,691	29%
Tangible Common Equity/Tangible Assets [1]	11.3%	10.4%	9.8%	8.8%	8.5%
Tangible Common Equity/Net Loans [1]	14.7%	13.3%	12.3%	11.4%	10.8%
Tangible Common Equity per share [1]	$66.10	$62.89	$58.53	$53.31	$51.67	$14.43	28%

	Basel III Quarter Ended
REGULATORY CAPITAL RATIOS [2]	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Total Risk Based Capital Ratio	16.5%	14.9%	14.2%	13.3%	13.2%
Tier 1 Risk Based Capital Ratio	15.0%	13.4%	12.6%	11.7%	11.6%
Tier 1 Leverage Ratio	12.3%	11.4%	11.1%	10.1%	10.3%
Common Equity Tier 1 Capital Ratio	14.1%	12.5%	11.8%	10.9%	10.8%

[1]

Tangible Common Equity (“TCE”) is a non-GAAP measure. The Company believes TCE is a more meaningful measure to investors of the net asset value of the Company. For corresponding reconciliation of TCE to a GAAP financial measure see Reconciliation of GAAP to non-GAAP Data schedule

[2]	Based on the final rule published September 30, 2020. Capital ratios reflect the impact of CECL reserves on regulatory capital with transition impacts

Note: See Glossary of Financial Terms for definitions of financial terms

DISCOVER FINANCIAL SERVICES

AVERAGE BALANCE SHEET

(unaudited, in millions)

	Quarter Ended					Dec 31, 2024 vs.
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Dec 31, 2023
AVERAGE BALANCES
Assets
Cash and Investment Securities	$29,724	$24,023	$24,193	$25,662	$22,448	$7,276		32%
Restricted Cash	399	641	590	558	104	295		NM
Credit Card Loans	101,059	100,290	99,584	100,310	99,610	1,449		1%
Private Student Loans [1]	1,458	9,631	10,304	10,577	10,369	(8,911)		(86%)
Personal Loans	10,421	10,428	10,266	10,004	9,754	667		7%
Other Loans	7,826	7,358	6,829	6,235	5,654	2,172		38%

Total Loans	120,764	127,707	126,983	127,126	125,387	(4,623)		(4%)

Total Interest Earning Assets	150,887	152,371	151,766	153,346	147,939	2,948		2%
Allowance for Credit Losses	(8,510)	(8,480)	(9,245)	(9,279)	(8,668)	158		2%
Other Assets	7,401	7,756	7,953	7,709	7,462	(61)		(1%)

Total Assets	$149,778	$151,647	$150,474	$151,776	$146,733	$3,045		2%

Liabilities and Stockholders’ Equity
Non-Interest-bearing Direct to Consumer Deposits [2]	$1,103	$1,063	$1,071	$1,037	$987	$116		12%
Certificates of Deposits [2]	29,634	27,839	25,906	25,625	22,496	7,138		32%
Savings, Money Market, and Other Deposits [2]	59,571	59,258	59,973	59,212	58,766	805		1%

Interest-bearing Direct to Consumer Deposits [2]	89,205	87,097	85,879	84,837	81,262	7,943		10%
Brokered Deposits and Other Deposits	17,515	20,189	21,631	23,792	23,271	(5,756)		(25%)

Total Interest-bearing Deposits	106,720	107,286	107,510	108,629	104,533	2,187		2%
Securitized Borrowings [3]	8,852	9,971	10,432	11,340	11,045	(2,193)		(20%)
Other Borrowings [3]	8,098	9,416	9,521	9,572	9,228	(1,130)		(12%)

Total Interest-bearing Liabilities	123,670	126,673	127,463	129,541	124,806	(1,136)		(1%)
Other Liabilities & Stockholders’ Equity	25,005	23,911	21,940	21,198	20,940	4,065		19%

Total Liabilities and Stockholders’ Equity	$149,778	$151,647	$150,474	$151,776	$146,733	$3,045		2%

AVERAGE YIELD
Assets
Cash and Investment Securities	4.24%	4.46%	4.51%	4.51%	4.36%	(12	) bps
Restricted Cash	5.69%	5.73%	8.33%	7.03%	16.71%	(1,102	) bps
Credit Card Loans	16.22%	16.23%	15.99%	15.79%	15.63%	59	bps
Private Student Loans [1]	9.85%	10.08%	9.97%	10.04%	10.16%	(31	) bps
Personal Loans	13.84%	13.72%	13.60%	13.40%	13.20%	64	bps
Other Loans	7.50%	7.45%	7.45%	7.39%	7.14%	36	bps
Total Loans	15.37%	15.06%	14.85%	14.71%	14.61%	76	bps
Total Interest Earning Assets	13.15%	13.35%	13.18%	12.98%	13.05%	10	bps
AVERAGE RATES
Liabilities and Stockholders’ Equity
Certificates of Deposits [2]	4.61%	4.67%	4.62%	4.53%	4.24%	37	bps
Savings, Money Market, and Other Deposits [2]	3.99%	4.27%	4.29%	4.35%	4.39%	(40	) bps
Interest-bearing Direct to Consumer Deposits [2]	4.19%	4.40%	4.39%	4.41%	4.35%	(16	) bps
Brokered Deposits and Other Deposits	4.76%	4.95%	4.85%	4.75%	4.64%	12	bps
Total Interest-bearing Deposits	4.29%	4.50%	4.48%	4.48%	4.41%	(12	) bps
Securitized Borrowings [3]	4.60%	4.81%	4.89%	4.71%	4.68%	(8	) bps
Other Borrowings [3]	5.24%	5.23%	5.12%	4.94%	4.55%	69	bps
Total Interest-bearing Liabilities	4.37%	4.58%	4.56%	4.54%	4.45%	(8	) bps
Net Interest Margin	11.96%	11.38%	11.17%	11.03%	10.98%	98	bps
Net Yield on Interest-earning Assets	9.57%	9.54%	9.34%	9.15%	9.30%	27	bps

[1]	Private student loans were classified as held-for-sale effective June 30, 2024, and subsequently completed the sale during the fourth quarter of 2024
[2]	Includes Affinity relationships
[3]	Includes short-term and long-term borrowings

Note: See Glossary of Financial Terms for definitions of financial terms

DISCOVER FINANCIAL SERVICES

LOAN STATISTICS

(unaudited, in millions)

	Quarter Ended								Twelve Months Ended
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Dec 31, 2024 vs. Dec 31, 2023			Dec 31, 2024	Dec 31, 2023	2024 vs. 2023
TOTAL LOAN RECEIVABLES
Ending Loans [1]	$121,118	$126,993	$127,649	$126,555	$128,409	($7,291)		(6%)	$121,118	$128,409	($7,291)		(6%)
Average Loans [1]	$120,764	$127,707	$126,983	$127,126	$125,387	($4,623)		(4%)	$125,638	$118,311	$7,327		6%
Interest Yield [1]	15.37%	15.06%	14.85%	14.71%	14.61%	76	bps		14.99%	14.33%	66	bps
Gross Principal Charge-off Rate [2]	5.77%	5.91%	5.77%	5.74%	4.82%	95	bps		5.80%	4.17%	163	bps
Net Principal Charge-off Rate [2]	4.64%	4.86%	4.83%	4.92%	4.11%	53	bps		4.81%	3.42%	139	bps
Delinquency Rate (30 or more days) [2]	3.48%	3.46%	3.33%	3.38%	3.45%	3	bps		3.48%	3.45%	3	bps
Delinquency Rate (90 or more days) [2]	1.71%	1.65%	1.62%	1.64%	1.59%	12	bps		1.71%	1.59%	12	bps
Gross Principal Charge-off Dollars [2]	$1,730	$1,756	$1,820	$1,812	$1,521	$209		14%	$7,118	$4,927	$2,191		44%
Net Principal Charge-off Dollars [2]	$1,391	$1,442	$1,522	$1,556	$1,298	$93		7%	$5,911	$4,042	$1,869		46%
Net Interest and Fee Charge-off Dollars [2]	$334	$335	$344	$348	$279	$55		20%	$1,361	$873	$488		56%
Loans Delinquent 30 or more days [2]	$4,216	$4,105	$3,917	$4,282	$4,427	($211)		(5%)	$4,216	$4,427	($211)		(5%)
Loans Delinquent 90 or more days [2]	$2,071	$1,960	$1,903	$2,079	$2,045	$26		1%	$2,071	$2,045	$26		1%
Allowance for Credit Losses (period end)	$8,323	$8,512	$8,481	$9,258	$9,283	($960)		(10%)	$8,323	$9,283	($960)		(10%)
Reserve Change Build/ (Release) [3,4]	($189)	$31	($777)	($25)	$618	($807)			($960)	$1,977	($2,937)
Reserve Rate [2]	6.87%	7.18%	7.22%	7.32%	7.23%	(36	) bps		6.87%	7.23%	(36	) bps
CREDIT CARD LOANS
Ending Loans	$102,786	$100,489	$100,066	$99,475	$102,259	$527		1%	$102,786	$102,259	$527		1%
Average Loans	$101,059	$100,290	$99,584	$100,310	$99,610	$1,449		1%	$100,313	$94,205	$6,108		6%
Interest Yield	16.22%	16.23%	15.99%	15.79%	15.63%	59	bps		16.06%	15.33%	73	bps
Gross Principal Charge-off Rate	6.28%	6.46%	6.66%	6.61%	5.50%	78	bps		6.50%	4.76%	174	bps
Net Principal Charge-off Rate	5.03%	5.28%	5.55%	5.66%	4.68%	35	bps		5.38%	3.90%	148	bps
Delinquency Rate (30 or more days)	3.84%	3.84%	3.69%	3.83%	3.87%	(3	) bps		3.84%	3.87%	(3	) bps
Delinquency Rate (90 or more days)	1.93%	1.87%	1.83%	1.95%	1.87%	6	bps		1.93%	1.87%	6	bps
Gross Principal Charge-off Dollars	$1,596	$1,629	$1,648	$1,649	$1,380	$216		16%	$6,522	$4,481	$2,041		46%
Net Principal Charge-off Dollars	$1,278	$1,332	$1,373	$1,411	$1,175	$103		9%	$5,394	$3,674	$1,720		47%
Loans Delinquent 30 or more days	$3,944	$3,857	$3,697	$3,810	$3,955	($11)		—%	$3,944	$3,955	($11)		—%
Loans Delinquent 90 or more days	$1,980	$1,883	$1,834	$1,941	$1,917	$63		3%	$1,980	$1,917	$63		3%
Allowance for Credit Losses (period end)	$7,403	$7,586	$7,591	$7,541	$7,619	($216)		(3%)	$7,403	$7,619	($216)		(3%)
Reserve Change Build/ (Release) [4]	($183)	($5)	$50	($78)	$549	($732)			($216)	$1,802	($2,018)
Reserve Rate	7.20%	7.55%	7.59%	7.58%	7.45%	(25	) bps		7.20%	7.45%	(25	) bps
Total Discover Card Volume	$58,306	$56,593	$56,441	$53,239	$60,917	($2,611)		(4%)	$224,579	$232,785	($8,206)		(4%)
Discover Card Sales Volume	$55,252	$53,380	$53,482	$50,137	$57,145	($1,893)		(3%)	$212,251	$217,914	($5,663)		(3%)
Rewards Rate	1.35%	1.44%	1.32%	1.39%	1.37%	(2	) bps		1.38%	1.40%	(2	) bps

[1]	Total Loans includes private student loans, home equity and other loans
[2]	Excludes loans classified as held-for-sale as of June 30, 2024
[3]	Includes the adjustment to eliminate the allowance for credit losses upon classifying the private student loan portfolio as held-for-sale as of June 30, 2024
[4]

Excludes any build/release of the liability for expected credit losses on unfunded commitments as the offset is recorded in accrued expenses and other liabilities in the Company’s condensed consolidated statements of financial condition

Note: See Glossary of Financial Terms for definitions of financial terms

DISCOVER FINANCIAL SERVICES

LOAN STATISTICS

(unaudited, in millions)

	Quarter Ended								Twelve Months Ended
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Dec 31, 2024 vs. Dec 31, 2023			Dec 31, 2024	Dec 31, 2023	2024 vs. 2023
PRIVATE STUDENT LOANS [1]
Organic Student Loans	$—	$8,101	$9,740	$10,050	$9,894	($9,894)		(100%)	$—	$9,894	($9,894)		(100%)
Purchased Student Loans	—	383	405	430	458	(458)		(100%)	—	458	(458)		(100%)

Total Private Student Loans	$—	$8,484	$10,145	$10,480	$10,352	($10,352)		(100%)	$—	$10,352	($10,352)		(100%)
Interest Yield	9.85%	10.08%	9.97%	10.04%	10.16%	(31	) bps		10.02%	9.95%	7	bps
Net Principal Charge-off Rate [2]	N/A	N/A	1.85%	1.58%	1.52%	NM			1.72%	1.29%	43	bps
Delinquency Rate (30 or more days) [2]	N/A	N/A	N/A	2.59%	2.62%	NM			N/A	2.62%	NM
Reserve Rate [3]	N/A	N/A	N/A	8.29%	8.29%	NM			N/A	8.29%	NM
PERSONAL LOANS
Ending Loans	$10,314	$10,438	$10,321	$10,107	$9,852	$462		5%	$10,314	$9,852	$462		5%
Interest Yield	13.84%	13.72%	13.60%	13.40%	13.20%	64	bps		13.64%	12.83%	81	bps
Net Principal Charge-off Rate	4.24%	4.01%	3.98%	4.02%	3.39%	85	bps		4.06%	2.60%	146	bps
Delinquency Rate (30 or more days)	1.69%	1.66%	1.54%	1.46%	1.45%	24	bps		1.69%	1.45%	24	bps
Reserve Rate	7.56%	7.65%	7.68%	7.48%	7.33%	23	bps		7.56%	7.33%	23	bps

[1]	Private student loans were classified as held-for-sale effective June 30, 2024, and subsequently completed the sale during the fourth quarter of 2024
[2]	Excludes loans classified as held-for-sale as of June 30, 2024
[3]	The allowance for credit losses was reversed upon classifying the private student loan portfolio as held-for-sale

Note: See Glossary of Financial Terms for definitions of financial terms

DISCOVER FINANCIAL SERVICES

SEGMENT RESULTS AND VOLUME STATISTICS

(unaudited, in millions)

	Quarter Ended					Dec 31, 2024 vs.			Twelve Months Ended
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Dec 31, 2023			Dec 31, 2024	Dec 31, 2023	2024 vs. 2023
DIGITAL BANKING
Interest Income	$4,989	$5,112	$4,971	$4,948	$4,868	$121		2%	$20,020	$17,845	$2,175		12%
Interest Expense	1,359	1,457	1,447	1,461	1,400	(41)		(3%)	5,724	4,746	978		21%

Net Interest Income	3,630	3,655	3,524	3,487	3,468	162		5%	14,296	13,099	1,197		9%
Non-Interest Income	1,001	669	691	541	595	406		68%	2,902	2,245	657		29%

Revenue Net of Interest Expense	4,631	4,324	4,215	4,028	4,063	568		14%	17,198	15,344	1,854		12%
Provision for Credit Losses	1,202	1,473	739	1,497	1,909	(707)		(37%)	4,911	6,018	(1,107)		(18%)
Total Operating Expense	1,801	1,743	1,692	1,494	1,725	76		4%	6,730	5,945	785		13%

Income/ (Loss) Before Income Taxes	$1,628	$1,108	$1,784	$1,037	$429	$1,199		279%	$5,557	$3,381	$2,176		64%

Net Interest Margin	11.96%	11.38%	11.17%	11.03%	10.98%	98	bps		11.38%	11.07%	31	bps
Pretax Return on Loan Receivables	5.36%	3.45%	5.65%	3.28%	1.35%	401	bps		4.42%	2.86%	156	bps
Allowance for Credit Losses (period end)	$8,323	$8,512	$8,481	$9,258	$9,283	($960)		(10%)	$8,323	$9,283	($960)		(10%)
Reserve Change Build/ (Release)	($189)	$31	($777)	($25)	$618	($807)			($960)	$1,977	($2,937)
PAYMENT SERVICES
Interest Income	$—	$—	$—	$—	$—	$—		—%	$—	$—	$—		—%
Interest Expense	—	—	—	—	—	—		—%	—	—	—		—%

Net Interest Income	—	—	—	—	—	—		—%	—	—	—		—%
Non-Interest Income (Loss)	128	129	323	132	117	11		9%	712	450	262		58%

Revenue Net of Interest Expense	128	129	323	132	117	11		9%	712	450	262		58%
Provision for Credit Losses	—	—	—	—	—	—		—%	—	—	—		—%
Total Operating Expense	54	45	46	50	63	(9)		(14%)	195	194	1		1%

Income/ (Loss) Before Income Taxes	$74	$84	$277	$82	$54	$20		37%	$517	$256	$261		102%

TRANSACTIONS PROCESSED ON NETWORKS
Discover Network	977	954	936	883	974	3		—%	3,750	3,728	22		1%
PULSE Network	2,463	2,421	2,413	2,312	2,308	155		7%	9,609	7,705	1,904		25%

Total	3,440	3,375	3,349	3,195	3,282	158		5%	13,359	11,433	1,926		17%

NETWORK VOLUME
PULSE Network	$84,900	$82,573	$81,749	$79,073	$79,194	$5,706		7%	$328,295	$285,616	$42,679		15%
Network Partners	6,081	7,512	8,111	11,070	8,736	(2,655)		(30%)	32,774	39,671	(6,897)		(17%)
Diners Club International [1]	11,435	10,388	9,421	10,181	10,468	967		9%	41,425	39,299	2,126		5%

Total Payment Services	102,416	100,473	99,281	100,324	98,398	4,018		4%	402,494	364,586	37,908		10%
Discover Network - Proprietary	57,120	55,184	55,351	51,764	58,419	(1,299)		(2)%	219,419	224,572	(5,153)		(2)%

Total	$159,536	$155,657	$154,632	$152,088	$156,817	$2,719		2%	$621,913	$589,158	$32,755		6%

[1]	Volume is derived from data provided by licencees for Diners Club branded cards issued outside of North America and is subject to subsequent revision or amendment

Note: See Glossary of Financial Terms for definitions of financial terms

DISCOVER FINANCIAL SERVICES - GLOSSARY OF FINANCIAL TERMS

Balance Sheet & Regulatory Capital Terms

Liquidity Portfolio represents cash and cash equivalents (excluding cash-in-process) and other investments

Regulatory Capital Ratios are preliminary

•	Total Risk Based Capital Ratio represents total capital divided by risk-weighted assets

•	Tier 1 Capital Ratio represents tier 1 capital divided by risk-weighted assets

•	Tier 1 Leverage Ratio represents tier 1 capital divided by average total assets

•	Common Equity Tier 1 Capital Ratio represents common equity tier 1 capital divided by risk weighted assets

Tangible Assets represents total assets less goodwill and intangibles

Tangible Common Equity (“TCE”), a non-GAAP financial measure, represents total common equity less goodwill and intangibles. The Company believes TCE is a meaningful measure to investors of the net asset value of the Company. For corresponding reconciliation of TCE to a GAAP financial measure, see Reconciliation of GAAP to Non-GAAP Data

Tangible Common Equity/Net Loans, a non-GAAP measure, represents TCE divided by total loans less the allowance for credit losses (period end)

Tangible Common Equity per Share, a non-GAAP measure, represents TCE divided by ending common shares outstanding

Tangible Common Equity/Tangible Assets, a non-GAAP measure, represents TCE divided by total assets less goodwill and intangibles

Undrawn Credit Facilities represents asset-backed conduit funding facilities and Federal Reserve discount window (excluding investments pledged to the Federal Reserve, which are included within the liquidity investment portfolio)

Credit Related Terms

Delinquency Rate (30 or more days) represents loans delinquent thirty days or more divided by ending loans (total or respective product loans, as appropriate)

Delinquency Rate (90 or more days) represents loans delinquent ninety days or more divided by ending loans (total or respective product loans, as appropriate)

Gross Principal Charge-off Rate represents gross principal charge-off dollars (annualized) divided by average loans for the reporting period (total or respective product loans, as appropriate)

Net Principal Charge-off Rate represents net principal charge-off dollars (annualized) divided by average loans for the reporting period (total or respective product loans, as appropriate)

Reserve Rate represents the allowance for credit losses divided by total loans (total or respective product loans, as appropriate)

Earnings and Shareholder Return Terms

Book Value per share represents total equity divided by ending common shares outstanding

Capital Returned to Common Stockholders represents common stock dividends declared and treasury share repurchases, excluding common stock issued under employee benefit plans and stock based compensation

Earnings Per Share represents net income allocated to common stockholders divided by the weighted average common shares outstanding

Interest Yield represents interest income on loan receivables (annualized) divided by average loans for the reporting period (total or respective product loans, as appropriate)

Net Income Allocated to Common Stockholders represents net income less preferred stock dividends and income allocated to participating securities

Net Interest Margin represents net interest income (annualized) divided by average total loans for the period

Net Yield on Interest Earning Assets represents net interest income (annualized) divided by average total interest earning assets for the period

Operating Efficiency represents total operating expense divided by revenue net of interest expense

Pretax Return on Loan Receivables represents income before income taxes (annualized) divided by total average loans for the period

Payout Ratio represents capital returned to common stockholders divided by net income allocated to common stockholders

Return on Common Equity represents net income available for common stockholders (annualized) divided by average total common equity for the reporting period

Return on Equity represents net income (annualized) divided by average total equity for the reporting period

Rewards Rate represents Credit Card rewards cost divided by Discover Card sales volume

Volume Terms

Discover Card Sales Volume represents Discover card activity related to sales net of returns

Discover Card Volume represents Discover card activity related to sales net of returns, balance transfers, cash advances and other activity

Discover Network Proprietary Volume represents gross Discover Card sales volume on the Discover Network

DISCOVER FINANCIAL SERVICES

RECONCILIATION OF GAAP TO NON-GAAP DATA

(unaudited, in millions)

	Quarter Ended
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
GAAP Total Common Equity	$16,870	$16,053	$14,954	$13,614	$13,179
Less: Goodwill	(255)	(255)	(255)	(255)	(255)
Less: Intangibles	—	—	—	—	—

Tangible Common Equity [1]	$16,615	$15,798	$14,699	$13,359	$12,924

GAAP Book Value Per Share	$71.32	$68.11	$63.76	$58.54	$56.92
Less: Goodwill	(1.02)	(1.02)	(1.02)	(1.02)	(1.03)
Less: Intangibles	—	—	—	—	—
Less: Preferred Stock	(4.20)	(4.20)	(4.21)	(4.21)	(4.22)

Tangible Common Equity Per Share	$66.10	$62.89	$58.53	$53.31	$51.67

[1]

Tangible Common Equity (“TCE”), a non-GAAP financial measure, represents common equity less goodwill and intangibles. A reconciliation of TCE to common equity, a GAAP financial measure, is shown above. Other financial services companies may also use TCE and definitions may vary, so users of this information are advised to exercise caution in comparing TCE of different companies. TCE is included because management believes that common equity excluding goodwill and intangibles is a more meaningful measure to investors of the true net asset value of the Company

Note: See Glossary of Financial Terms for definitions of financial terms

Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Discover Financial Services

Riverwoods, IL

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Discover Financial Services (the “Company”) as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

In our report dated February 23, 2024, we expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. As described below, material weaknesses were subsequently identified as a result of the restatement of the previously issued financial statements. Accordingly, management has revised its assessment about the effectiveness of the Company’s internal control over financial reporting and our present opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, as expressed herein, is different from that expressed in our previous report.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial condition, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows as of and for the year ended December 31, 2023 (the “financial statements”), of the Company and our report dated February 23, 2024 (December 23, 2024, as to the effects of the restatement discussed in Notes 1 and 26 to the financial statements), expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the restatement.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (Restated). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

•

The Company did not maintain an effective control environment based on the criteria established in the COSO framework. This control deficiency constituted a material weakness relating to demonstrating a commitment to integrity and ethical values specifically in the approach to evaluating and addressing the card product misclassification.

•

The Company did not have controls designed and implemented to ensure that Discover Bank issued credit cards were placed in appropriate merchant and merchant acquirer pricing tiers, which in turn led to inaccurate revenue recognition.

•	In quantifying the historical revenue error and associated card product misclassification refund liability, the Company selected a methodology which represented a misapplication of GAAP.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the financial statements as of and for the year ended December 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 23, 2024 (December 23, 2024, as to the effects of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting (Restated))

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Discover Financial Services

Riverwoods, IL

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Discover Financial Services (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2024 (December 23, 2024 as to the effects of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting (Restated), which report expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses).

Restatement of the Financial Statements

As discussed in Notes 1 and 26 to the financial statements, the accompanying financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses – Credit Card Loans, Private Student Loans, and Personal Loans – Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The allowance for credit losses (“allowance”) represents management’s estimate of expected credit losses over the remaining life of each loan, using relevant available information, relating to past events, current conditions, and reasonable and supportable forecasts of future economic conditions. As of December 31, 2023, the total allowance was $9.3 billion, which includes the allowance associated with the credit card loan, private student loan and personal loan portfolios of $7.6 billion, $0.9 billion, and $0.7 billion, respectively.

The determination of the allowance estimate involves a high degree of subjectivity and requires significant estimates of current credit risk using both quantitative and qualitative analysis. Management uses statistical models, which are developed on the historical relationship between losses and predictive variables, to estimate the quantitative component of the allowance. The statistical models require that management select certain inputs for each estimate, including the macroeconomic forecast scenario, and the reasonable and supportable forecast period. In addition, management considers relevant qualitative factors that have occurred but are not yet reflected in the model estimate.

Auditing certain aspects of the allowance associated with the credit card loan, private student loan, and personal loan portfolios required a high degree of auditor judgment and an increased extent of effort, including the involvement of our credit modeling specialists. This included evaluating the (1) model methodology, including the selection of predictive variables during model development, (2) selection of key model assumptions, including the macroeconomic forecast scenario and reasonable and supportable period, and (3) qualitative analysis of the results, including the use of qualitative adjustments, if applicable.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the allowance for credit losses balance, specific to the credit card loan, private student loan, and personal loan portfolios included the following procedures, among others:

•

We tested the design and operating effectiveness of management’s controls over the determination and review of model methodology, selection of key model assumptions, and qualitative analysis of the results

•	We evaluated whether the methodology and key model assumptions are appropriate in the context of the applicable financial reporting framework

•

With assistance from credit modeling specialists, we evaluated whether the models are suitable for determining the estimate, which included understanding the model methodologies and logic and whether the selected methods for estimating loan losses is appropriate for each loan portfolio

•

We evaluated whether the selected macroeconomic forecasts were reasonable, including evaluating if they were internally consistent with other aspects of the Company’s operations, and externally consistent with other macroeconomic forecasts

•	We evaluated the reasonableness and consistency of the reasonable and supportable forecast period

•

We evaluated whether judgments have been applied consistently to the models and that any qualitative adjustments are consistent with the measurement objective of the applicable financial reporting framework and are appropriate in the circumstances

•	We considered any contradictory evidence that arose while performing our procedures, and whether or not this evidence was indicative of management bias

•	We evaluated the completeness and accuracy of the Company’s allowance for credit losses disclosures

Litigation and Regulatory Matters – Counterparty Restitution Liability – Refer to Note 19 to the financial statements

Critical Audit Matter Description

Beginning in 2007, the Company incorrectly classified certain credit card accounts into its highest merchant and merchant acquirer pricing tier. The misclassification affected pricing for certain merchants and merchant acquirers, but not for cardholders. Prior to the restatement of the financial statements as discussed within the explanatory paragraph above, as of December 31, 2023, the Company had recorded a liability of $375 million within accrued expenses and other liabilities (the “initial liability”).

We had identified the initial liability as a critical audit matter because auditing management’s judgment in determining the methodology for the liability calculation and assumptions applied within the calculation required a high degree of auditor judgment and an increased extent of effort.

It has been determined that the original methodology selected by management to measure the initial liability was not in accordance with GAAP, resulting in the restatement of the financial statements and the identification of material weaknesses in internal control over financial reporting.

Management has refined their selected methodology and incorporated additional historical data to the estimate, resulting in the Counterparty Restitution Liability of $1.2 million, as restated, within accrued expenses and other liabilities (the “restated liability”). Similar to the initial liability, we have identified the restated liability as a critical audit matter because auditing management’s judgment in determining the methodology for the restated liability calculation and assumptions applied within the calculation required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the restated liability included the following procedures, among others:

•	We performed a combination of procedures to assess the completeness and accuracy of data used within the calculation

•

We evaluated the reasonableness of the methodology used to calculate the liability which included, evaluating the mathematical accuracy of the calculation, the application of the data inputs to the calculation, and assumptions used within the calculation

•	We inspected meeting minutes for the Board of Directors, Audit Committee, Risk Oversight Committee, and Governance and Controls Committee

•	We performed inquiries with members of management regarding the restated liability

•	We inspected supporting documentation and inquired of members of management regarding the status of any ongoing regulatory reviews specific to the restated liability or settlement negotiations

•	We considered any contradictory evidence that arose while performing our procedures, and whether or not this evidence was indicative of management bias

•	We evaluated the completeness and accuracy of the Company’s disclosures related to the restated liability

/s/ Deloitte & Touche LLP
Chicago, Illinois

February 23, 2024 (December 23, 2024, as to the effects of the restatement discussed in Notes 1 and 26)

We have served as the Company’s auditor since the spin-off from its former parent company in 2007 and as Discover Bank’s (a wholly owned subsidiary of the Company) auditor since 1985.

DISCOVER FINANCIAL SERVICES

Consolidated Statements of Financial Condition

(dollars in millions, except for share amounts)

	December 31,
	2023	2022
	(As Restated)	(As Restated)
Assets
Cash and cash equivalents	$11,685	$8,856
Restricted cash	43	41
Investment securities (includes available-for-sale securities of $13,402 and $11,987 reported at fair value with associated amortized cost of $13,451 and $12,167 at December 31, 2023 and 2022, respectively)	13,655	12,208
Loan receivables
Loan receivables	128,409	112,120
Allowance for credit losses	(9,283)	(7,374)

Net loan receivables	119,126	104,746
Premises and equipment, net	1,091	1,003
Goodwill	255	255
Other assets	5,858	4,742

Total assets	$151,713	$131,851

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Interest-bearing deposit accounts	$107,493	$90,151
Non-interest-bearing deposit accounts	1,438	1,485

Total deposits	108,931	91,636
Short-term borrowings	750	—
Long-term borrowings	20,581	20,108
Accrued expenses and other liabilities	7,216	6,212

Total liabilities	137,478	117,956
Commitments, contingencies and guarantees (Notes 15, 18 and 19)
Stockholders’ Equity
Common stock, par value $0.01 per share; 2,000,000,000 shares authorized; 570,837,720 and 569,689,007 shares issued at December 31, 2023 and 2022, respectively	6	6
Preferred stock, par value $0.01 per share; 200,000,000 shares authorized; 10,700 shares issued and outstanding at December 31, 2023 and 2022, respectively	1,056	1,056
Additional paid-in capital	4,553	4,468
Retained earnings	29,855	27,758
Accumulated other comprehensive loss	(225)	(339)
Treasury stock, at cost; 320,734,860 and 302,305,216 shares at December 31, 2023 and 2022, respectively	(21,010)	(19,054)

Total stockholders’ equity	14,235	13,895

Total liabilities and stockholders’ equity	$151,713	$131,851

The table below presents the carrying amounts of certain assets and liabilities of Discover Financial Services’ consolidated variable interest entities (“VIEs”), which are included in the consolidated statements of financial condition above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts for which creditors have recourse to the general credit of Discover Financial Services.

	December 31,
	2023	2022
Assets
Restricted cash	$43	$41
Loan receivables	$30,590	$25,937
Allowance for credit losses allocated to securitized loan receivables	$(1,347)	$(1,152)
Other assets	$3	$3
Liabilities
Short- and long-term borrowings	$11,743	$10,259
Accrued expenses and other liabilities	$19	$14

See Notes to the Consolidated Financial Statements.

DISCOVER FINANCIAL SERVICES

Consolidated Statements of Income

(dollars in millions, except for share amounts)

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
Interest income
Credit card loans	$14,438	$10,632	$8,717
Other loans	2,515	1,870	1,734
Investment securities	449	179	182
Other interest income	443	183	18

Total interest income	17,845	12,864	10,651
Interest expense
Deposits	3,886	1,257	661
Short-term borrowings	5	2	—
Long-term borrowings	855	606	473

Total interest expense	4,746	1,865	1,134

Net interest income	13,099	10,999	9,517
Provision for credit losses	6,018	2,359	218

Net interest income after provision for credit losses	7,081	8,640	9,299
Other income
Discount and interchange revenue, net	1,381	1,303	1,144
Protection products revenue	172	172	165
Loan fee income	763	632	464
Transaction processing revenue	303	249	227
(Losses) gains on equity investments	(9)	(214)	424
Other income	85	75	66

Total other income	2,695	2,217	2,490
Other expense
Employee compensation and benefits	2,434	2,139	1,986
Marketing and business development	1,164	1,035	810
Information processing and communications	608	513	500
Professional fees	1,041	871	797
Premises and equipment	89	118	92
Other expense	803	540	620

Total other expense	6,139	5,216	4,805

Income before income taxes	3,637	5,641	6,984
Income tax expense	841	1,325	1,596

Net income	$2,796	$4,316	$5,388

Net income allocated to common stockholders	$2,715	$4,228	$5,289

Basic earnings per common share	$10.71	$15.25	$17.64
Diluted earnings per common share	$10.70	$15.23	$17.63

See Notes to the Consolidated Financial Statements.

DISCOVER FINANCIAL SERVICES

Consolidated Statements of Comprehensive Income

(dollars in millions)

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
Net income	$2,796	$4,316	$5,388
Other comprehensive income (loss), net of tax
Unrealized gains (losses) on available-for-sale investment securities, net of tax	99	(250)	(170)
Unrealized gains (losses) on cash flow hedges, net of tax	6	(5)	3
Unrealized pension and post-retirement plan gains, net of tax	9	10	28

Other comprehensive income (loss)	114	(245)	(139)

Comprehensive income	$2,910	$4,071	$5,249

See Notes to the Consolidated Financial Statements.

DISCOVER FINANCIAL SERVICES

Consolidated Statements of Changes in Stockholders’ Equity

(dollars in millions, shares in thousands)

					Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2020 (As Restated)	11	$1,056	567,898	$6	$4,257	$19,397	$45	$(14,435)	$10,326
Net income (As Restated)	—	—	—	—	—	5,388	—	—	5,388
Other comprehensive loss	—	—	—	—	—	—	(139)	—	(139)
Purchases of treasury stock	—	—	—	—	—	—	—	(2,260)	(2,260)
Common stock issued under employee benefit plans	—	—	88	—	9	—	—	—	9
Common stock issued and stock-based compensation expense	—	—	845	—	103	—	—	—	103
Dividends – common stock ($1.88 per share)	—	—	—	—	—	(569)	—	—	(569)
Dividends – Series C preferred stock ($5,500 per share)	—	—	—	—	—	(31)	—	—	(31)
Dividends – Series D preferred stock ($7,674 per share)	—	—	—	—	—	(38)	—	—	(38)

Balance at December 31, 2021 (As Restated)	11	1,056	568,831	6	4,369	24,147	(94)	(16,695)	12,789
Net income (As Restated)	—	—	—	—	—	4,316	—	—	4,316
Other comprehensive loss	—	—	—	—	—	—	(245)	—	(245)
Purchases of treasury stock	—	—	—	—	—	—	—	(2,359)	(2,359)
Common stock issued under employee benefit plans	—	—	107	—	10	—	—	—	10
Common stock issued and stock-based compensation expense	—	—	751	—	89	—	—	—	89
Dividends – common stock ($2.30 per share)	—	—	—	—	—	(643)	—	—	(643)
Dividends – Series C preferred stock ($5,500 per share)	—	—	—	—	—	(31)	—	—	(31)
Dividends – Series D preferred stock ($6,125 per share)	—	—	—	—	—	(31)	—	—	(31)

Balance at December 31, 2022 (As Restated)	11	1,056	569,689	6	4,468	27,758	(339)	(19,054)	13,895
Cumulative effect of ASU No. 2022-02 adoption	—	—	—	—	—	52	—	—	52
Net income (As Restated)	—	—	—	—	—	2,796	—	—	2,796
Other comprehensive income	—	—	—	—	—	—	114	—	114
Purchases of treasury stock	—	—	—	—	—	—	—	(1,956)	(1,956)
Common stock issued under employee benefit plans	—	—	118	—	11	—	—	—	11
Common stock issued and stock-based compensation expense	—	—	1,031	—	74	—	—	—	74
Dividends – common stock ($2.70 per share)	—	—	—	—	—	(689)	—	—	(689)
Dividends – Series C preferred stock ($5,500 per share)	—	—	—	—	—	(31)	—	—	(31)
Dividends - Series D preferred stock ($6,125 per share)	—	—	—	—	—	(31)	—	—	(31)

Balance at December 31, 2023 (As Restated)	11	$1,056	570,838	$6	$4,553	$29,855	$(225)	$(21,010)	$14,235

See Notes to the Consolidated Financial Statements.

DISCOVER FINANCIAL SERVICES

Consolidated Statements of Cash Flows

(dollars in millions)

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
Cash flows provided by operating activities
Net income	$2,796	$4,316	$5,388
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	6,018	2,359	218
Deferred income taxes	(671)	(452)	308
Depreciation and amortization	458	561	531
Amortization of deferred revenues	(468)	(365)	(295)
Net losses (gains) on investments and other assets	50	261	(382)
Other, net	110	125	257
Changes in assets and liabilities:
Increase in other assets	(658)	(846)	(496)
Increase in accrued expenses and other liabilities	928	1,181	490

Net cash provided by operating activities	8,563	7,140	6,019
Cash flows provided by (used for) investing activities
Maturities of other short-term investments	—	—	2,200
Maturities of available-for-sale investment securities	1,831	2,084	2,727
Purchases of available-for-sale investment securities	(2,996)	(7,682)	(9)
Maturities of held-to-maturity investment securities	16	32	82
Purchases of held-to-maturity investment securities	(49)	(50)	(28)
Net change in principal on loans originated for investment	(19,934)	(19,961)	(4,574)
Proceeds from the sale of available for sale securities	—	—	5
Proceeds from the sale of other investments	44	336	1
Purchases of other investments	(100)	(169)	(170)
Proceeds from sale of premises and equipment	—	9	—
Purchases of premises and equipment	(303)	(236)	(194)

Net cash (used for) provided by investing activities	(21,491)	(25,637)	40
Cash flows (used for) provided by financing activities
Net change in short-term borrowings	750	(1,750)	1,750
Net change in deposits	17,250	19,208	(4,533)
Proceeds from issuance of securitized debt	2,230	5,620	1,727
Maturities and repayment of securitized debt	(1,494)	(4,395)	(3,451)
Proceeds from issuance of other long-term borrowings	2,041	1,265	—
Maturities and repayments of other long-term borrowings	(2,340)	(834)	(922)
Proceeds from issuance of common stock	12	10	9
Dividends paid on common and preferred stock	(752)	(703)	(636)
Purchases of treasury stock	(1,938)	(2,359)	(2,260)

Net cash provided by (used for) financing activities	15,759	16,062	(8,316)

Net increase (decrease) in cash, cash equivalents and restricted cash	2,831	(2,435)	(2,257)
Cash, cash equivalents and restricted cash, at the beginning of the period	8,897	11,332	13,589

Cash, cash equivalents and restricted cash, at the end of the period	$11,728	$8,897	$11,332

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$11,685	$8,856	$8,750
Restricted cash	43	41	2,582

Cash, cash equivalents and restricted cash, at the end of the period	$11,728	$8,897	$11,332

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$4,508	$1,666	$1,077
Income taxes, net of income tax refunds	$1,605	$1,865	$1,305

See Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1.	Background and Basis of Presentation

Description of Business

Discover Financial Services (“DFS” or the “Company”) is a digital banking and payment services company. The Company is a bank holding company under the Bank Holding Company Act of 1956 and a financial holding company under the Gramm-Leach-Bliley Act. Therefore, the Company is subject to oversight, regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Company provides digital banking products and services and payment services through its subsidiaries. The Company offers its customers credit card loans, personal loans, home loans and deposit products. The Company also operates the Discover Network, the PULSE network (“PULSE”) and Diners Club International (“Diners Club”), collectively known as the Discover Global Network. The Discover Network processes transactions for Discover-branded credit and debit cards and provides payment transaction processing and settlement services. PULSE operates an electronic funds transfer network, providing financial institutions issuing debit cards on the PULSE network with access to automated teller machines (“ATMs”) domestically and internationally, as well as merchant acceptance throughout the United States of America (“U.S.”) for debit card transactions. Diners Club is a global payments network of licensees, which are generally financial institutions, that issue Diners Club branded credit and charge cards and/or provide card acceptance services.

The Company manages its business activities in two segments, Digital Banking and Payment Services, based on the products and services provided. See Note 22: Segment Disclosures for a detailed description of each segment’s operations and the allocation conventions used in business segment reporting.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related disclosures. These estimates are based on information available as of the date of the consolidated financial statements. The Company believes that the estimates used in the preparation of the consolidated financial statements are reasonable. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on the Company’s consolidated financial condition, results of operations or changes in stockholders’ equity.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. However, the Company did not have a controlling voting interest in any entity other than its wholly-owned subsidiaries in the periods presented in the accompanying consolidated financial statements.

It is also the Company’s policy to consolidate any VIEs for which the Company is the primary beneficiary, as defined by GAAP. On this basis, the Company consolidates the Discover Card Master Trust I (“DCMT”) and the Discover Card Execution Note Trust (“DCENT”) as well as the student loan securitization trust. The Company is deemed to be the primary beneficiary of each of these trusts since it is, for each, the trust Servicer and the holder of both the residual interest and the majority of the most subordinated interests. Because of those involvements, the Company has, for each trust, (i) the power to direct the activities that most significantly impact the economic performance of the trust and (ii) the obligation (or right) to absorb losses (or receive benefits) of the trust that could potentially be significant. The Company has determined that it was not the primary beneficiary of any other VIE during the years ended December 31, 2023, 2022 and 2021.

For investments in any entities in which the Company owns 50% or less of the outstanding voting stock but in which the Company has significant influence over operating and financial decisions, the Company applies the equity method of accounting. The Company also applies the equity method to its investments in qualified affordable housing projects and similar tax credit partnerships. In cases where the Company’s equity investment is less than 20% and significant influence does not exist, such investments are carried at cost as they typically do not have readily determinable fair values, and are adjusted for any impairment in value. Investments in actively traded stock are carried at fair value with changes in fair value recorded as an adjustment to earnings.

Restatement of Financial Statements

As reported in the second quarter of 2023, beginning in 2007, the Company incorrectly classified certain credit card accounts into its highest merchant and merchant acquirer pricing tier. The card product classification impacts the pricing and charging of discount and interchange revenue, which is recorded within discount and interchange revenue, net, on the consolidated statements of income. The Company determined that corrections to the financial statements for the impacts of the card product misclassification were required for all impacted prior periods presented in this Form 10-K/A. Therefore, the Company has reflected these corrections in the consolidated financial statements for the periods presented in this Form 10-K/A and the restated condensed information for the condensed consolidated financial statements previously included in each of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023. Additionally, current and prior period amounts in the applicable notes to the consolidated financial statements have been corrected. The impacts of the misclassification and subsequent corrections are contained entirely within the Digital Banking segment. See Note 26: Restatement of Annual Financial Statements and Note 28: Restated Information for Prior Period Quarterly Financial Statements (Unaudited) for additional information and quantification of the restatement impacts.

Recently Issued Accounting Pronouncements (Not Yet Adopted)

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency of income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. Entities are required to disaggregate the rate reconciliation (including percentages and reported amounts) by certain specified categories with additional disaggregation by nature and/or jurisdiction for items over a designated threshold. Income taxes paid (net of refunds received) must be disaggregated by federal (national), state, and foreign taxes and separately by individual jurisdiction in which that amount for a particular jurisdiction is equal to or greater than five percent of total income taxes paid (net of refunds received). This annual disclosure guidance is effective for the Company for the year ending December 31, 2025 and requires prospective application. Retrospective application is also permitted. Management will consider which method is appropriate for the Company. While the ASU implements further income tax disclosure requirements, it does not change how an entity determines its income tax obligation, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU requires disclosure of additional segment level information, particularly regarding significant segment expenses. Entities must disclose significant expense categories and amounts that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported segment measure of profit or loss. Other segment items must also be reported, which are those items that make up the difference between segment revenues less significant segment expenses and reported segment profit or loss. Additionally, entities must disclose the identity of the CODM and how they use the reported measures of segment profit or loss for decision making and assessing segment performance. The guidance is effective for the Company for the year ending December 31, 2024, and interim periods thereafter and requires retrospective application. While the ASU implements further segment disclosure requirements, it does not change how an entity identifies its operating or reportable segments, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

In March 2023, the FASB issued ASU No. 2023-02, Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The ASU expands the use of the proportional amortization method of accounting for tax credit investments. Currently, the method is limited to Low Income Housing Tax Credit investments. Under the amended guidance, use of proportional amortization will be available to any qualifying tax credit investments, including but not limited to investments in New Markets Tax Credit and Renewable Energy Tax Credit programs. The ASU is effective for the Company on January 1, 2024. The Company will elect the proportional amortization method for any of its qualifying tax credit investments. Management has chosen a modified-retrospective application, meaning a cumulative-effect adjustment will be recorded to the opening balance of retained earnings as of the effective date without adjusting comparative periods. Management determined that the standard will not have a material impact on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncement

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. The ASU eliminated the troubled debt restructuring (“TDR”) recognition and measurement guidance and enhanced disclosures for modifications of receivables to borrowers experiencing financial difficulty. Under ASU 2022-02, the use of a discounted cash flow method is no longer required when measuring expected credit losses on modified loans. The ASU also refined existing credit-related disclosures by requiring disclosure of current-period gross charge-offs of receivables by year of origination. The amendments in the ASU were applied prospectively to modifications and disclosures of gross charge-offs; however, adoption on a modified retrospective basis was applied for the effect on the allowance for credit losses related to the elimination of the TDR recognition and measurement guidance. The ASU became effective for the Company on January 1, 2023. Upon adoption, the Company recorded an adjustment to reduce the beginning balance of its allowance for credit losses by $68 million to reflect the elimination of the measurement guidance related to TDRs with an offsetting increase, net of tax, to beginning retained earnings.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents is defined by the Company as cash on deposit with banks, including time deposits and other highly liquid investments with maturities of 90 days or less when purchased, excluding amounts restricted by certain contractual or other obligations. Cash and cash equivalents included $2.0 billion and $1.5 billion of cash and due from banks and $9.7 billion and $7.4 billion of interest-earning deposits at other banks at December 31, 2023 and 2022, respectively.

Restricted Cash

Restricted cash includes cash in accounts from which the Company’s ability to withdraw funds at any time is contractually limited. Restricted cash is generally designated for specific purposes arising out of certain contractual or other obligations.

Investment Securities

At December 31, 2023, investment securities consisted of debt obligations of the U.S. Treasury and government-sponsored enterprises of the U.S. (“U.S. GSEs”) and mortgage-backed securities issued by government agencies or U.S. GSEs. Investment securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. All other investment securities are classified as available-for-sale, as the Company does not hold investment securities for trading purposes. Available-for-sale investment securities are reported at fair value with unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income (“AOCI”) included in stockholders’ equity. The Company estimates the fair value of available-for-sale investment securities as more fully discussed in Note 20: Fair Value Measurements. The amortized cost for each held-to-maturity and available-for- sale investment security is adjusted for amortization of premiums or accretion of discounts, as appropriate. Such amortization or accretion is included in interest income. Interest on investment securities is accrued each month in accordance with their contractual terms and recorded in other assets in the consolidated statements of financial condition. The U.S. Treasury and U.S. GSE obligations and mortgage-backed securities issued by government agencies or U.S. GSEs in which the Company invests have long histories with no credit losses and are explicitly or implicitly guaranteed by the U.S. government. Therefore, management has concluded that there is no expectation of non-payment on its investment securities and does not record an allowance for credit losses on these investments.

Loan Receivables

Loan receivables consist of credit card receivables and other loan receivables. The carrying values of all classes of loan receivables include unamortized net deferred loan origination fees and costs (also see “- Significant Revenue Recognition Accounting Policies – Loan Interest and Fee Income”). The credit card loan receivables carrying amount includes the principal amounts outstanding and uncollected billed interest and fees and is reduced for unearned revenue related to balance transfer fees (also see “- Significant Revenue Recognition Accounting Policies – Loan Interest and Fee Income”). Other loans consist of private student loans, personal loans and other loans and the carrying amount of those loans includes principal amounts outstanding. For private student loans, principal amounts outstanding also include accrued interest that has been capitalized. The Company’s loan receivables are deemed to be held-for-investment at origination or acquisition because management has the intent and ability to hold them for the foreseeable future. Cash flows associated with loans originated or acquired for investment are classified as cash flows from investing activities, regardless of a subsequent change in intent.

Delinquent Loans and Net Charge-Offs

The entire balance of an account is contractually past due if the minimum payment is not received by the specified date on the customer’s billing statement. Delinquency is reported on loans that are 30 days or more past due.

Credit card loans are charged off at the end of the month during which an account becomes 180 days past due. Closed-end unsecured consumer loan receivables are charged off at the end of the month during which an account becomes 120 days contractually past due. Customer bankruptcies and probate accounts are charged off by the end of the month 60 days following the receipt of notification of the bankruptcy or death, but not later than the 180-day or 120-day time frame described above. Receivables associated with alleged or potential fraudulent transactions are reserved for at their net realizable value upon receipt of notification of such fraud through a charge to other expense and are subsequently written off at the end of the month 90 days following notification, but not later than the contractual 180-day or 120-day time frame described above. The Company’s charge-off policies are designed to comply with guidelines established by the Federal Financial Institutions Examination Council (“FFIEC”).

The Company’s net charge-offs include the principal amount of loans charged off less principal recoveries and exclude charged-off interest and fees, recoveries of interest and fees and fraud losses.

The practice of re-aging an account also may affect loan delinquencies and charge-offs. A re-age is intended to assist delinquent customers who have experienced financial difficulties but who demonstrate both an ability and willingness to repay. Accounts meeting specific criteria are re-aged when the Company and the customer agree on a temporary repayment schedule that may include concessionary terms. With re-aging, the outstanding balance of a delinquent account is returned to a current status. Customers may also qualify for a workout re-age when either a longer term or permanent hardship exists. The Company’s re-age practices are designed to comply with FFIEC guidelines.

Allowance for Credit Losses

The Company maintains an allowance for credit losses at a level that is appropriate to absorb net credit losses anticipated over the remaining expected life of loan receivables as of the balance sheet date. The estimate of expected credit losses considers uncollectible principal, interest and fees associated with the Company’s loan receivables existing as of the balance sheet date. Additionally, the estimate includes expected recoveries of amounts that were either previously charged off or are expected to be charged off. The allowance is evaluated quarterly for appropriateness and is maintained through an adjustment to the provision for credit losses. Charge-offs of principal amounts of loans outstanding are deducted from the allowance and subsequent recoveries of such amounts increase the allowance. Charge-offs of loan balances representing unpaid interest and fees result in a reversal of interest and fee income, respectively, which is effectively a reclassification of the provision for credit losses.

The Company calculates its allowance for credit losses by estimating expected credit losses separately for classes of receivables with similar risk characteristics. This results in segmenting the portfolio by loan product type, which is the level that the Company develops and documents its methodology for determining the allowance for credit losses. The estimate of expected credit losses for each loan product type is based on: (i) a reasonable and supportable forecast period; (ii) a reversion period; and (iii) a post-reversion period based on historical information covering the remaining life of the loan, all of which is netted with expected recoveries. The lengths of the reasonable and supportable forecast and reversion periods can vary and are subject to a quarterly assessment that considers the economic outlook and level of variability among macroeconomic forecasts. The Company applies a weighted approach in reverting from the reasonable and supportable forecast period to the post-reversion period.

Several analyses are used to help estimate credit losses anticipated over the remaining expected life of loan receivables as of the balance sheet date. The Company’s estimation process includes models that predict customer losses based on risk characteristics and portfolio attributes, macroeconomic variables and historical data and analysis. There is a significant amount of judgment applied in selecting inputs and analyzing the results produced by the models to determine the allowance.

For credit card loans, the Company uses a modeling framework that includes the following components for estimating expected credit losses:

•	Probability of default: this component estimates the probability of charge-off at different points in time over the life of each loan.

•

Exposure at default: this component estimates the balance on the loan at the time of default. Given that there is no stated life of a receivable balance on a revolving credit card account, the Company applies a percentage of expected payments to estimate the balance that would remain at the time of charge-off.

•	Recoveries from charged-off accounts are estimated separately and are netted as part of the aggregation of all of the components of the card loss modeling framework.

•	The output of the above three components is adjusted to remove post measurement date activity.

For private student loans and personal loans, the Company uses vintage-based models that estimate expected credit losses over the life of the loan, net of recovery estimates, impacted mainly by time elapsed since origination, credit quality of origination vintages and macroeconomic forecasts.

The components described above for credit card, private student and personal loans are developed utilizing historical data and applicable macroeconomic variable inputs based on statistical analysis and customer behavioral relationships with credit performance. Expected recoveries from loans charged off as of the balance sheet date are modeled separately and included in the allowance estimate. The Company leverages these models and recent macroeconomic forecasts for the portion of the estimate associated with the reasonable and supportable forecast period. To estimate expected credit losses for the remainder of the life of the credit card loans, the Company reverts to historical experience of credit card loans with characteristics similar to those as of the balance sheet date and observed over various phases of a credit cycle. To estimate expected credit losses for the remainder of the life of private student and personal loans, the Company generally reverts to use of average macroeconomic variables over an appropriate historical period.

The considerations in these models include past and current loan performance, loan growth and seasoning, risk management practices, account collection strategies, economic conditions, bankruptcy filings, policy changes and forecasting uncertainties. Consideration of past and current loan performance includes the post-modification performance of loans to borrowers experiencing financial difficulty. For the credit card loan portfolio, the Company estimates its credit losses on a loan-level basis, which includes loans that are delinquent and/or no longer accruing interest and/or loans that have been restructured. For the remainder of its portfolio, including private student, personal and other loans, the Company estimates its credit losses on a pooled basis. For all loan types, recoveries are estimated at a pooled level based on estimates of future cash flows derived using historical experience.

Accrued interest receivable on credit card loans is included in the estimate of expected credit losses once billed to the customer (i.e., once the interest becomes part of the loan balance). Except as noted in the following sentence, an allowance for credit losses is not recorded for unbilled credit card interest or accrued interest receivable on other loan classes as the impact to the allowance for credit losses is not material. Accrued interest receivable on student loans that have not yet entered repayment is included in the estimate of expected credit losses.

No liability for expected credit losses is required for unused lines of credit on the Company’s credit card loans because they are unconditionally cancellable. The Company records a liability for expected credit losses for unfunded commitments on all other loans, which is presented as part of accrued expenses and other liabilities in the consolidated statements of financial condition. This liability is evaluated quarterly for appropriateness and is maintained through an adjustment to the provision for credit losses.

As part of certain collection strategies, the Company may modify the terms of loans to customers experiencing financial hardship. Temporary and permanent modifications on credit card and personal loans, as well as temporary modifications on private student loans and certain grants of private student loan forbearance are generally subject to disclosure as loan modifications to borrowers experiencing financial difficulty.

Loan receivables that have been modified are subject to the same requirements for the accrual of expected credit loss over their expected remaining lives as described above for unmodified loans. The effects of all loan modifications, whether or not they are subject to disclosure as loan modifications to borrowers experiencing financial difficulty, are reflected in the allowance for credit losses.

Premises and Equipment, net

Premises and equipment, net, are stated at cost less provisions for impairment and accumulated depreciation and amortization. Accumulated depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. The Company periodically reviews the estimated useful lives and may adjust them as necessary. Buildings are depreciated over a period of thirty-nine years. The costs of improvements are capitalized and depreciated either over the asset’s estimated useful life, typically ten years to fifteen years, or over the remaining term of the lease, when applicable. Furniture and fixtures are depreciated over a period of five years to ten years. Equipment is depreciated over three years to ten years. Maintenance and repairs are immediately expensed when incurred, while the costs of significant improvements are capitalized.

Purchased software and capitalized costs related to internally developed software are amortized over their useful lives of three years to ten years. Costs incurred during the application development stage related to internally developed software are capitalized. Costs are expensed as incurred during the preliminary project stage and post implementation stage. Once the capitalization criteria as defined in GAAP have been met, external direct costs incurred for materials and services used in developing or obtaining internal-use computer software and payroll and payroll-related costs for employees who are directly associated with the internal-use computer software project (to the extent those employees devoted time directly to the project) are capitalized. Amortization of capitalized costs begins when the software is ready for its intended use. Capitalized software is included in premises and equipment, net in the Company’s consolidated statements of financial condition. See Note 6: Premises and Equipment for further information about the Company’s premises and equipment.

Cloud computing arrangements involving the licensing of software that meet certain criteria are recognized as the acquisition of software. Such assets are measured at the present value of the license obligation, if the license is to be paid over time, in addition to any capitalized upfront costs and amortized over the life of the arrangement. Cloud computing arrangements that do not meet the criteria to be recognized as acquired software are accounted for as service contracts. To date, none of the Company’s cloud computing arrangements have met the criteria to be recognized as acquired software.

Premises and equipment are subject to impairment testing when events or conditions indicate that the carrying value of the asset may not be fully recoverable from future cash flows. A test for recoverability is done by comparing the asset’s carrying value to the sum of the undiscounted future net cash inflows expected to be generated from the use of the asset over its remaining useful life. Impairment exists if the sum of the undiscounted expected future net cash inflows is less than the carrying amount of the asset. Impairment would result in a write-down of the asset to its estimated fair value. The estimated fair values of these assets are based on the discounted present value of the stream of future net cash inflows expected to be derived over the remaining useful lives of the assets. If an impairment write-down is recorded, the remaining useful life of the asset will be evaluated to determine whether revision of the remaining amortization or depreciation period is appropriate.

Goodwill

Goodwill is recorded as part of the Company’s acquisitions of businesses when the purchase price exceeds the fair value of the net tangible and separately identifiable intangible assets acquired. The Company’s goodwill is not amortized, but rather is subject to an impairment test at the reporting unit level annually as of October 1, or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company’s reported goodwill relates to PULSE, which it acquired in 2005. The Company’s goodwill is tested for impairment by comparing the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. No impairment was identified during the impairment test conducted as of October 1, 2023.

Stock-based Compensation

The Company measures the cost of services received from employees and non-employee directors in exchange for an award of stock-based compensation based on the grant-date fair value of the award. The cost, net of estimated forfeitures, is recognized over the requisite service period. Awards to employees who are retirement-eligible at any point during the year are amortized over 12 months in accordance with the vesting terms that apply under those circumstances. No compensation cost is recognized for awards that are subsequently forfeited.

Advertising Costs

The Company expenses television and radio advertising costs in the period in which the advertising is first aired and all other advertising costs as incurred. Advertising costs are recorded in marketing and business development and were $359 million, $307 million and $262 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and income tax bases of assets and liabilities using currently enacted tax rates. Deferred tax assets are recognized when their realization is determined to be more likely than not. A valuation allowance is provided if the Company believes it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances and which causes a change in management’s judgment about the realizability of the related deferred tax asset is included in the current tax provision. Uncertain tax positions are measured at the highest amount of tax benefit for which realization is judged to be more likely than not. Tax benefits that do not meet these criteria are unrecognized tax benefits. The Company recognizes and reports interest and penalties, if necessary, related to uncertain tax positions within its provision for income tax expense. See Note 15: Income Taxes for more information about the Company’s income taxes.

Accumulated Other Comprehensive Income

The Company records unrealized gains and losses on available-for-sale securities, changes in the fair value of cash flow hedges and certain pension and foreign currency translation adjustments in other comprehensive income (“OCI”) on an after-tax basis where applicable. The Company’s policy is to adjust the tax effects of a component of AOCI in the same period in which the item is sold or otherwise derecognized, or when the carrying value of the item is remeasured. Details of OCI, net of tax, are presented in the statement of comprehensive income and a roll forward of AOCI is presented in the consolidated statements of changes in stockholders’ equity and Note 13: Accumulated Other Comprehensive Income.

Significant Revenue Recognition Accounting Policies

Loan Interest and Fee Income

Interest on loans is composed largely of interest on credit card loans and is recognized based on the amount of loans outstanding and their contractual interest rate. Interest on credit card loans is included in loan receivables when billed to the customer. The Company accrues unbilled interest revenue each month from a customer’s billing cycle date to the end of the month. The Company applies an estimate of the percentage of loans that will revolve in the next cycle in the estimation of the accrued unbilled portion of interest revenue that is included in other assets on the consolidated statements of financial condition. Interest on other loan receivables is accrued each month in accordance with their contractual terms and recorded in other assets in the consolidated statements of financial condition.

The Company recognizes fees (except balance transfer fees and certain product fees) on loan receivables in interest income or loan fee income as the fees are assessed. Balance transfer fees and certain product fees are recognized in interest income or loan fee income ratably over the periods to which they relate. Balance transfer fees are accreted to interest income over the estimated life of the related balance. As of December 31, 2023 and 2022, deferred revenues related to balance transfer fees, recorded as a reduction of loan receivables, were $107 million and $85 million, respectively. Loan fee income consists of fees on credit card loans and includes late, cash advance, returned check and other miscellaneous fees and is reflected net of waivers and charge-offs.

Direct loan origination costs on credit card loans are deferred and amortized on a straight-line basis over a one year period and recorded in interest income from credit card loans. Direct loan origination costs on other loan receivables are deferred and amortized over the life of the loan using the interest method and are recorded in interest income from other loans. As of December 31, 2023 and 2022, the remaining unamortized deferred costs related to loan origination were $306 million and $298 million, respectively, and were recorded in loan receivables.

The Company accrues interest and fees on credit card and closed-end loan receivables until the loans are paid or charged off, except in instances of customer bankruptcy, death or suspected fraud, where no further interest and fee accruals occur following notification. Upon completion of the fraud investigation, non-fraudulent credit card and closed-end consumer loan receivables may resume accruing interest. Payments received on non-accrual loans are allocated according to the same payment hierarchy applied to loans that are accruing interest. When loan receivables are charged off, unpaid accrued interest and fees are reversed against the income line items in which they were originally recorded in the consolidated statements of income. Charge-offs and recoveries of amounts that relate to capitalized interest on private student loans are treated as principal charge-offs and recoveries, affecting the provision for credit losses rather than interest income. The Company considers uncollectible interest and fee revenues in assessing the adequacy of the allowance for credit losses.

Interest income from loans disclosed as modifications to borrowers experiencing financial difficulty is accounted for in the same manner as other accruing loans. Cash collections on these loans are allocated according to the same payment hierarchy applied to loans that have not been modified.

Discount and Interchange Revenue

The Company earns discount revenue from fees charged to merchants with whom it has entered into card acceptance agreements for processing credit card purchase transactions. The Company earns acquirer interchange revenue primarily from merchant acquirers on Discover Network, Diners Club and PULSE transactions made by credit and debit card customers at merchants with whom merchant acquirers have entered into card acceptance agreements for processing payment card transactions. These card acceptance arrangements generally renew automatically and do not have fixed durations. Under these agreements, the Company stands ready to process payment transactions as and when each is presented. The Company earns discount, interchange and similar fees only when transactions are processed. Contractually defined per-transaction fee amounts typically apply to each type of transaction processed and are recognized as revenue at the time each transaction is captured for settlement. These fees are typically collected by the Company as part of the process of settling transactions daily with merchants and acquirers and are fully earned at the time settlement is made.

The Company pays issuer interchange to card-issuing entities that have entered into contractual arrangements to issue cards on the Discover Network and on certain transactions on the Diners Club and PULSE networks. This cost is contractually established and is based on the card-issuing organization’s transaction volume. The Company classifies this cost as a reduction of discount and interchange revenue. Costs of cardholder reward arrangements, including the Cashback Bonus reward program, are classified as reductions of discount and interchange revenue pursuant to guidance under Accounting Standards Codification (“ASC”) Topic 606 governing consideration payable to a customer. For both issuer interchange and transaction-based cardholder rewards, the Company accrues the cost at the time each underlying card transaction is captured for settlement.

Customer Rewards

The Company offers its customers various reward programs, including the Cashback Bonus reward program, pursuant to which the Company pays certain customers a reward equal to a percentage of their credit card purchase amounts based on the type and volume of the customer’s purchases. The liability for customer rewards is recorded on an individual customer basis and is accumulated as qualified customers earn rewards through their ongoing credit card purchase activity or other defined actions. The Company recognizes customer rewards costs as a reduction of the related revenue, if any. In instances where a reward is not associated with a revenue-generating transaction, such as when a reward is given for opening an account, the reward cost is recorded as an operating expense. For the years ended December 31, 2023, 2022 and 2021, rewards costs amounted to $3.1 billion, $3.0 billion and $2.5 billion, respectively. The liability for customer rewards was $2.2 billion at December 31, 2023 and 2022, and is included in accrued expenses and other liabilities on the consolidated statements of financial condition.

Protection Products Revenue

The Company earns revenue related to fees received for providing ancillary products and services, including payment protection and identity theft protection services, to its credit card customers. A portion of this revenue comprises amounts earned for arranging for the delivery of products offered by third-party service providers. The amount of revenue recorded is generally based on either a percentage of a customer’s outstanding balance or a flat fee, in either case assessed monthly and recognized as earned. These contracts are month-to-month arrangements that are cancellable at any time. The Company recognizes each monthly fee in the period to which the service or coverage relates.

Transaction Processing Revenue

Transaction processing revenue represents switch fees charged to financial institutions and merchants under network participation agreements for processing ATM and debit transactions over the PULSE network, as well as various participation and membership fees. Network participation agreements generally renew automatically and do not have fixed durations, although the Company does enter into fixed-term pricing or incentive arrangements with certain network participants. Similar to discount and interchange fees, switch fees are contractually defined per-transaction fee amounts and are assessed and recognized as revenue at the time each transaction is captured for settlement. These fees are typically collected by the Company as part of the process of settling transactions with network participants. Membership and other participation fees are recognized over the periods to which each fee relates.

Other Income

Other income includes gains and losses on equity investments, sales-based royalty revenues earned by Diners Club, merchant fees, revenues from network partners and other miscellaneous revenue items. Unrealized gains and losses on equity investments carried at fair value are recognized quarterly based on changes in their respective fair values. Sales-based royalty revenues are recognized as the related sales are reported by Diners franchisees. All remaining items of other income are recognized as the related performance obligations are satisfied.

Future Revenue Associated with Customer Contracts

For contracts under which the Company processes payment card transactions, the Company has the right to assess fees for services performed and to collect those fees through the settlement process. The Company generates essentially all of its discount and interchange revenue and transaction processing revenue, as well as some revenue reported as other income, through such contracts. There is no specified quantity of service promised in these contracts as the number of payment transactions is dependent upon cardholder behavior, which is outside the control of the Company and its network customers (i.e., merchants, acquirers, issuers and other network participants). As noted above, these contracts are typically without fixed durations and renew automatically. For these reasons, the Company does not make or disclose an estimate of revenue associated with performance obligations attributable to the remaining terms of these contracts. Future revenue associated with the Company’s sales-based royalty revenues earned from Diners Club licensees is similarly variable and open-ended and therefore the Company does not make or disclose an estimate of royalties associated with performance obligations attributable to the remaining terms of the licensing and royalty arrangements. Because of the nature of the services and the manner of collection associated with the majority of the Company’s revenue from contracts with customers, material receivables or deferred revenues are not generated.

Incentive Payments

The Company makes certain incentive payments under contractual arrangements with financial institutions, Diners Club licensees, merchants, acquirers and certain other customers. These payments are generally classified as contra-revenue unless a distinct good or service is received by the Company in exchange for the payment and the fair value of the good or service can be reasonably estimated. If no such good or service is identified, then the entire payment is classified as contra- revenue and included in the consolidated statements of income in the line item where the related revenues are recorded. If the payment gives rise to an asset because it is expected to directly or indirectly contribute to future net cash inflows, it is deferred and recognized over the expected benefit period. The unamortized portion of the deferred incentive payments included in other assets on the consolidated statements of financial condition was $27 million and $32 million at December 31, 2023 and 2022, respectively.

3.	Investments

The Company’s other short-term investments and investment securities consist of the following (dollars in millions):

	December 31,
	2023	2022
U.S. Treasury(1) and U.S. GSE(2) securities	$12,937	$11,423
Residential mortgage-backed securities – Agency(3)	718	785

Total investment securities	$13,655	$12,208

(1)	$320 million and $97 million of U.S. Treasury securities pledged as swap collateral as of December 31, 2023 and 2022, respectively.
(2)	Consists of securities issued by the Federal Home Loan Bank (“FHLB”).
(3)	Consists of securities issued by Fannie Mae, Freddie Mac, or Ginnie Mae.

The amortized cost, gross unrealized gains and losses and fair value of available-for-sale and held-to-maturity investment securities are as follows (dollars in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023
Available-for-Sale Investment Securities(1)
U.S. Treasury and U.S. GSE securities	$12,971	$52	$(86)	$12,937
Residential mortgage-backed securities – Agency	480	—	(15)	465

Total available-for-sale investment securities	$13,451	$52	$(101)	$13,402

Held-to-Maturity Investment Securities(2)
Residential mortgage-backed securities – Agency(3)	$253	$—	$(19)	$234

Total held-to-maturity investment securities	$253	$—	$(19)	$234

December 31, 2022
Available-for-Sale Investment Securities(1)
U.S. Treasury and U.S. GSE securities	$11,580	$21	$(178)	$11,423
Residential mortgage-backed securities – Agency	587	—	(23)	564

Total available-for-sale investment securities	$12,167	$21	$(201)	$11,987

Held-to-Maturity Investment Securities(2)
Residential mortgage-backed securities – Agency(3)	$221	$—	$(22)	$199

Total held-to-maturity investment securities	$221	$—	$(22)	$199

(1)	Available-for-sale investment securities are reported at fair value.
(2)	Held-to-maturity investment securities are reported at amortized cost.
(3)	Amounts represent residential mortgage-backed securities (“RMBS”) that were classified as held-to-maturity as they were entered into as a part of the Company’s community reinvestment initiatives.

The Company invests in U.S. Treasury obligations and securities issued by government agencies or U.S. GSEs, which have long histories with no credit losses and are explicitly or implicitly guaranteed by the U.S. federal government. Therefore, management has concluded that there is no expectation of non-payment on its investment securities and does not record an allowance for credit losses on these investments. In addition, the Company does not have the intent to sell any available-for-sale securities in an unrealized loss position and does not believe it is more likely than not that it will be required to sell any such security before recovery of its amortized cost basis.

The following table provides information about available-for-sale investment securities with aggregate gross unrealized losses and the length of time that individual investment securities have been in a continuous unrealized loss position (dollars in millions):

		Less than 12 months		More than 12 months
	Number of Securities in a Loss Position	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2023
Available-for-Sale Investment Securities
U.S. Treasury and U.S. GSE securities	105	$3,513	$(13)	$3,978	$(73)
Residential mortgage-backed securities – Agency	31	$—	$—	$465	$(15)

December 31, 2022
Available-for-Sale Investment Securities
U.S. Treasury and U.S. GSE securities	123	$9,060	$(175)	$106	$(3)
Residential mortgage-backed securities – Agency	34	$559	$(22)	$5	$(1)

During the years ended December 31, 2023 and 2022, the Company had no sales of available-for-sale securities. The Company received $5 million of proceeds from the sale of available-for-sale securities during the year ended December 31, 2021. See Note 13: Accumulated Other Comprehensive Income for unrealized gains and losses on available-for-sale securities during the years ended December 31, 2023, 2022 and 2021.

Maturities and weighted-average yields of available-for-sale debt securities and held-to-maturity debt securities are provided in the following tables (dollars in millions):

At December 31, 2023	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
Available-for-Sale Investment Securities—Amortized Cost
U.S. Treasury and U.S. GSE securities	$2,127	$10,634	$210	$—	$12,971
Residential mortgage-backed securities – Agency(1)	—	73	26	381	480

Total available-for—sale investment securities	$2,127	$10,707	$236	$381	$13,451

Held-to-Maturity Investment Securities—Amortized Cost
Residential mortgage-backed securities – Agency(1)	$—	$—	$—	$253	$253

Total held-to-maturity investment securities	$—	$—	$—	$253	$253

Available-for-Sale Investment Securities—Fair Values
U.S. Treasury and U.S. GSE securities	$2,093	$10,628	$216	$—	$12,937
Residential mortgage-backed securities – Agency(1)	—	70	25	370	465

Total available-for—sale investment securities	$2,093	$10,698	$241	$370	$13,402

Held-to-Maturity Investment Securities—Fair Values
Residential mortgage-backed securities – Agency(1)	$—	$—	$—	$234	$234

Total held-to-maturity investment securities	$—	$—	$—	$234	$234

Available-for-Sale Investment Securities—Weighted-Average Yields
U.S. Treasury and U.S. GSE securities	2.14%	3.87%	4.37%	—%	3.59%
Residential mortgage-backed securities – Agency(1)	—%	2.09%	3.35%	3.53%	3.30%
Total available-for—sale investment securities	2.14%	3.86%	4.26%	3.53%	3.58%
Held-to-Maturity Investment Securities—Weighted-Average Yields
Residential mortgage-backed securities – Agency(1)	—%	—%	—%	3.56%	3.56%
Total held-to-maturity investment securities	—%	—%	—%	3.56%	3.56%

(1)	Maturities of RMBS are reflective of the contractual maturities of the investment.
(2)	The weighted-average yield for available-for-sale investment securities is calculated based on the amortized cost.

Taxable interest on investment securities was $449 million, $179 million and $182 million for the years ended December 31, 2023, 2022 and 2021, respectively. There was no U.S. federal income tax-exempt interest on investment securities for the years ended December 31, 2023, 2022 and 2021.

Other Investments

As a part of the Company’s community reinvestment initiatives, the Company has made equity investments in certain limited partnerships and limited liability companies that finance the construction and rehabilitation of affordable rental housing and stimulate economic development in low- to moderate-income communities. These investments are accounted for using the equity method of accounting and are recorded within other assets. The related commitment for future investments is recorded in accrued expenses and other liabilities within the consolidated statements of financial condition. The portion of each investment’s operating results allocable to the Company reduces the carrying value of the investments and is recorded in other expense within the consolidated statements of income. The Company further reduces the carrying value of the investments by recognizing any amounts that are in excess of future net tax benefits in other expense. The Company earns a return primarily through tax credits allocated to the affordable housing projects and the community revitalization projects. The Company does not consolidate these investments as the Company does not have a controlling financial interest in the investee entities. As of December 31, 2023 and 2022, the Company had outstanding investments in these entities of $514 million and $416 million, respectively, and related contingent liabilities for unconditional and legally binding delayed equity contributions of $187 million and $111 million, respectively. Of the above outstanding equity investments, the Company had $456 million and $375 million of investments related to affordable housing projects as of December 31, 2023 and 2022, respectively, which had $155 million and $100 million of related contingent liabilities for unconditional and legally binding delayed equity contributions, respectively.

The Company holds non-controlling equity positions in several payment services entities and third-party venture capital funds, which invest in such entities. Most of the direct investments in such entities are not subject to equity method accounting because the Company does not have significant influence over the investee. The Company’s investments in third-party venture capital funds represent limited partnership interests and are accounted for under the equity method. The common or preferred equity securities that the Company holds typically do not have readily determinable fair values. As a result, these investments are carried at cost minus impairment, if any. As of December 31, 2023 and 2022, the carrying value of these investments, which are recorded within other assets on the Company’s consolidated statements of financial condition, was $35 million and $39 million, respectively.

The Company also holds non-controlling equity positions in payment service entities that have actively traded stock and therefore have readily determinable fair values. As a result, these investments are carried at fair value based on the quoted share prices. As of December 31, 2023, the carrying values of these investments, which are recorded within other assets on the Company’s consolidated statements of financial condition, were immaterial. As of December 31, 2022, the carrying values of these investments were $41 million. During the year ended December 31, 2023, the Company recognized an immaterial net loss on the consolidated statements of income related to these investments. The Company recognized a net loss of $214 million during the year ended December 31, 2022. The Company recognized a net gain of approximately $423 million during the year ended December 31, 2021.

4.	Loan Receivables

The Company has two loan portfolio segments: credit card loans and other loans.

The Company’s classes of receivables within the two portfolio segments are depicted in the following table (dollars in millions):

	December 31,
	2023	2022
Credit card loans(1)(2)	$102,259	$90,113
Other loans(3)
Private student loans(4)	10,352	10,308
Personal loans	9,852	7,998
Other loans	5,946	3,701

Total other loans	26,150	22,007

Total loan receivables	128,409	112,120
Allowance for credit losses	(9,283)	(7,374)

Net loan receivables	$119,126	$104,746

(1)

Amounts include carrying values of $14.8 billion and $13.5 billion underlying investors’ interest in trust debt at December 31, 2023 and 2022, respectively, and $15.6 billion and $12.2 billion in seller’s interest at December 31, 2023 and 2022, respectively. See Note 5: Credit Card and Private Student Loan Securitization Activities for additional information.

(2)

Unbilled accrued interest receivable on credit card loans, which is presented as part of other assets in the Company’s consolidated statements of financial condition, was $753 million and $611 million at December 31, 2023 and 2022, respectively.

(3)

Accrued interest receivable on private student, personal and other loans, which is presented as part of other assets in the Company’s consolidated statements of financial condition, was $522 million, $69 million and $21 million, respectively, at December 31, 2023 and $468 million, $49 million and $11 million, respectively, at December 31, 2022.

(4)	Private student loans in repayment were $6.3 billion and $6.0 billion at December 31, 2023 and 2022, respectively.

Credit Quality Indicators

As part of credit risk management activities, on an ongoing basis, the Company reviews information related to the performance of a customer’s account with the Company and information from credit bureaus, such as FICO or other credit scores, relating to the customer’s broader credit performance. The Company actively monitors key credit quality indicators, including FICO scores and delinquency status, for credit card, private student and personal loans. These indicators are important to understand the overall credit performance of the Company’s customers and their ability to repay.

FICO scores are generally obtained at the origination of the account and are refreshed monthly or quarterly thereafter to assist in predicting customer behavior.

Historically, the Company has noted that accounts with FICO scores below 660 have larger delinquencies and credit losses than those with higher credit scores.

The following table provides the distribution of the amortized cost basis (excluding accrued interest receivable presented in other assets) by the most recent FICO scores available for the Company’s customers for credit card, private student and personal loan receivables (dollars in millions):

	Credit Risk Profile by FICO Score
	December 31,
	2023				2022
	660 and Above		Less than 660 or No Score		660 and Above		Less than 660 or No Score
	$	%	$	%	$	%	$	%
Credit card loans	$82,238	80%	$20,021	20%	$73,827	82%	$16,286	18%
Private student loans by origination year(1)
2023	$1,010	94%	$69	6%
2022	1,495	95%	85	5%	$1,172	94%	$77	6%
2021	1,468	94%	91	6%	1,668	95%	81	5%
2020	1,180	94%	75	6%	1,365	95%	65	5%
2019	1,039	93%	76	7%	1,221	95%	67	5%
Prior	$3,498	93%	$266	7%	$4,306	94%	$286	6%

Total private student loans	$9,690	94%	$662	6%	$9,732	94%	$576	6%

	Credit Risk Profile by FICO Score
	December 31,
	2023				2022
	660 and Above		Less than 660 or No Score		660 and Above		Less than 660 or No Score
	$	%	$	%	$	%	$	%
Personal loans by origination year
2023	$5,149	98%	$100	2%
2022	2,604	93%	187	7%	$4,270	98%	$77	2%
2021	1,049	92%	91	8%	1,958	96%	91	4%
2020	355	92%	29	8%	790	95%	40	5%
2019	169	88%	22	12%	444	92%	38	8%
Prior	78	80%	19	20%	249	86%	41	14%

Total personal loans	$9,404	95%	$448	5%	$7,711	96%	$287	4%

(1)	FICO score represents the higher credit score of the cosigner or borrower.

Delinquencies are an indicator of credit quality at a point in time. A loan balance is considered delinquent when contractual payments on the loan become 30 days past due.

The amortized cost basis (excluding accrued interest receivable presented in other assets) of delinquent loans in the Company’s loan portfolio is shown below for credit card, private student and personal loan receivables (dollars in millions):

	December 31,			December 31
	2023			2022
	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due
Credit card loans	$2,038	$1,917	$3,955	$1,250	$1,028	$2,278
Private student loans by origination year(1)
2023	$—	$—	$—
2022	7	2	9	$—	$—	$—
2021	18	6	24	6	1	7
2020	20	7	27	14	3	17
2019	24	9	33	19	5	24
Prior	132	46	178	128	36	164

Total private student loans	$201	$70	$271	$167	$45	$212

Personal loans by origination year
2023	$26	$8	$34
2022	44	16	60	$12	$3	$15
2021	20	8	28	15	6	21
2020	7	2	9	8	2	10
2019	5	2	7	6	2	8
Prior	2	3	5	6	3	9

Total personal loans	$104	$39	$143	$47	$16	$63

(1)

Private student loans may include a deferment period, during which borrowers are not required to make payments while enrolled in school at least half time as determined by the school. During a deferment period, these loans do not advance into delinquency.

Allowance for Credit Losses

The following tables provide changes in the Company’s allowance for credit losses (dollars in millions):

	For the Year Ended December 31, 2023
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2022	$5,883	$839	$595	$57	$7,374
Cumulative effect of ASU No. 2022-02 adoption(1)	(66)	—	(2)	—	(68)

Balance at January 1, 2023	5,817	839	593	57	7,306
Additions
Provision for credit losses(2)	5,476	152	363	28	6,019
Deductions
Charge-offs	(4,481)	(155)	(290)	(1)	(4,927)
Recoveries	807	22	56	—	885

Net charge-offs	(3,674)	(133)	(234)	(1)	(4,042)

Balance at December 31, 2023	$7,619	$858	$722	$84	$9,283

	For the Year Ended December 31, 2022
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2021	$5,273	$843	$662	$44	$6,822
Additions
Provision for credit losses(2)	2,233	99	24	13	2,369
Deductions
Charge-offs	(2,417)	(126)	(159)	—	(2,702)
Recoveries	794	23	68	—	885

Net charge-offs	(1,623)	(103)	(91)	—	(1,817)

Balance at December 31, 2022	$5,883	$839	$595	$57	$7,374

	For the Year Ended December 31, 2021
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2020	$6,491	$840	$857	$38	$8,226
Additions
Provision for credit losses(2)	229	67	(75)	6	227
Deductions
Charge-offs	(2,255)	(89)	(190)	—	(2,534)
Recoveries	808	25	70	—	903

Net charge-offs	(1,447)	(64)	(120)	—	(1,631)

Balance at December 31, 2021	$5,273	$843	$662	$44	$6,822

(1)

Represents the adjustment to the allowance for credit losses as a result of the adoption of ASU No. 2020-02 on January 1, 2023, which eliminated the requirement to apply discounted cash flow measurements for certain troubled debt restructurings.

(2)

Excludes a $1 million, $10 million and $9 million adjustment to the liability for expected credit losses on unfunded commitments for the years ended December 31, 2023, 2022 and 2021, respectively, as the liability is recorded in accrued expenses and other liabilities in the Company’s consolidated statements of financial condition.

The allowance for credit losses was approximately $9.3 billion at December 31, 2023, which reflects a $1.9 billion build from the amount of the allowance for credit losses at December 31, 2022. The build in the allowance for credit losses between December 31, 2023 and December 31, 2022, was primarily driven by loan growth, increasing delinquencies, and macroeconomic variables impacting household cash flows.

The allowance estimation process begins with a loss forecast that uses certain macroeconomic variables and multiple macroeconomic scenarios among its inputs. In estimating the allowance at December 31, 2023, the Company used a macroeconomic forecast that projected the following weighted average amounts: (i) unemployment rate ending 2024 at 4.17% and, within the Company’s reasonable and supportable period, peaking at 4.26% in the second quarter of 2025 and (ii) 1.36% growth rate in real gross domestic product in 2024.

In estimating expected credit losses, the Company considered the uncertainties associated with borrower behavior and payment trends, as well as recent and expected macroeconomic conditions, such as high consumer price inflation and the fiscal and monetary policy responses to that inflation. The Federal Reserve raised its federal funds rate target range substantially during 2022 and the first three quarters of 2023 in an effort to slow economic growth and reduce inflation. Although real GDP growth and labor market conditions have exceeded most economists’ expectations this year, restrictive monetary policy, as manifested in relatively high interest rates, typically precedes weaker consumer credit conditions caused by rising unemployment as economic growth slows. Credit performance in the Company’s lending portfolios has evolved in line with its expectations this year, but may weaken if the economy fails to avert a recession in response to tighter credit conditions or other factors. The Company assessed the prospects for various macroeconomic outcomes in setting its allowance for credit losses.

The forecast period the Company deemed to be reasonable and supportable was 18 months for all periods presented. The 18 months reasonable and supportable forecast period was deemed appropriate given the current economic conditions. For all periods presented, the Company determined that a reversion period of 12 months was appropriate for the same reason. The Company applied a weighted reversion method to provide a more reasonable transition to historical losses for all loan products for all periods presented.

The net charge-offs for credit card loans, private student loans and personal loans increased for the year ended December 31, 2023, when compared to the year ended December 31, 2022, primarily due to portfolio seasoning.

Net charge-offs of principal are recorded against the allowance for credit losses, as shown in the preceding table. Information regarding net charge-offs of interest and fee revenues on credit card and other loans is as follows (dollars in millions):

	For the Years Ended December 31,
	2023	2022	2021
Interest and fees accrued subsequently charged off, net of recoveries (recorded as a reduction of interest income)	$681	$303	$286
Fees accrued subsequently charged off, net of recoveries (recorded as a reduction to other income)	$192	$100	$75

Gross principal charge-offs of the Company’s loan portfolio are presented in the table below, on a year-to-date basis, for credit card, private student and personal loan receivables (dollars in millions):

For the Twelve Months Ended December 31, 2023
Credit card loans	$4,481
Private student loans by origination year
2023	$—
2022	4
2021	17
2020	21
2019	24
Prior	89

Total private student loan	$155

Personal loans by origination year
2023	$19
2022	119
2021	81
2020	33
2019	24
Prior	14

Total personal loans	$290

Delinquent and Non-Accruing Loans

The amortized cost basis (excluding accrued interest receivable presented in other assets) of delinquent and non-accruing loans in the Company’s loan portfolio is shown below for each class of loan receivables (dollars in millions):(1)

	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due	90 or More Days Delinquent and Accruing	Total Non-accruing(2)
December 31, 2023
Credit card loans	$2,038	$1,917	$3,955	$1,881	$197
Other loans
Private student loans	201	70	271	69	8
Personal loans	104	39	143	37	11
Other loans	39	19	58	3	53

Total other loans	344	128	472	109	72

Total loan receivables	$2,382	$2,045	$4,427	$1,990	$269

December 31, 2022
Credit card loans	$1,250	$1,028	$2,278	$1,003	$176
Other loans
Private student loans	167	45	212	45	8
Personal loans	47	16	63	16	7
Other loans	13	12	25	1	23

Total other loans	227	73	300	62	38

Total loan receivables	$1,477	$1,101	$2,578	$1,065	$214

(1)	The payment status of both modified and unmodified loans is included in this table.
(2)

The Company estimates that the gross interest income that would have been recorded under the original terms of non-accruing credit card loans was $37 million, $23 million and $28 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company does not separately track the amount of gross interest income that would have been recorded under the original terms of loans. Instead, the Company estimated this amount based on customers’ current balances and most recent interest rates.

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company has internal loan modification programs that provide relief to credit card, private student and personal loan borrowers who are experiencing financial hardship. The internal loan modification programs include both temporary and permanent programs, which vary by product. External loan modification programs, through third party consumer credit counseling agencies, are also available for credit card and personal loans. Those programs feature interest rate reductions, payment delays, term extensions, or a combination thereof.

For credit card customers, the Company offers both temporary and permanent hardship programs. The temporary hardship programs consist of an interest rate reduction lasting for a period no longer than 12 months. Charging privileges on these accounts are generally suspended while in the program. However, if the customer meets certain criteria, charging privileges may be reinstated following completion of the program.

The permanent modification program involves closing the account, changing the structure of the loan to a fixed payment loan with a maturity no longer than 72 months and reducing the interest rate on the loan. The permanent modification program does not typically provide for the forgiveness of unpaid principal, but may allow for the reversal of certain unpaid interest or fee assessments. The Company also makes permanent loan modifications for customers who request financial assistance through external sources, such as a consumer credit counseling agency program. These loans typically receive a reduced interest rate, typically continue to be subject to the original minimum payment terms and do not normally include waiver of unpaid principal, interest or fees.

To assist private student loan borrowers who are experiencing temporary financial difficulties but are willing to resume making payments, the Company has offered a payment delay (in the form of hardship forbearance or temporary payment reduction), or a payment delay (in the form of a temporary payment reduction) combined with a temporary interest rate reduction. During 2023, programs were offered up to six consecutive months at one time with a lifetime usage cap, most commonly, of 12 months.

For personal loan customers, the Company offers various payment programs, including temporary and permanent programs, in certain situations. The temporary programs normally consist of reducing the minimum payment for no longer than 12 months and, in certain circumstances, the interest rate on the loan is reduced. The permanent programs involve extending the loan term and, in certain circumstances, reducing the interest rate on the loan. The total term of the loan, including modification, may not exceed nine years. The Company also allows permanent loan modifications for customers who request financial assistance through external sources, similar to the credit card customers discussed above. Payments are modified based on the new terms agreed upon with the credit counseling agency.

In addition to the programs described above, the Company will in certain cases accept partial payment in full satisfaction of the outstanding receivable. This is a form of principal forgiveness also known as a settlement. The difference between the loan balance and the amount received in settlement is recorded as a charge-off.

The Company monitors borrower performance after using payment programs or forbearance. The Company believes the programs are useful in assisting customers experiencing financial difficulties and allowing them to make timely payments. In addition to helping customers with their credit needs, these programs are designed to maximize collections and ultimately the Company’s profitability. The Company plans to continue to use payment programs to provide relief to customers experiencing financial difficulties.

ASU No. 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, became effective for the Company on January 1, 2023. The new guidance eliminated Subtopic 310-40, Troubled Debt Restructurings, and implemented enhanced disclosure requirements regarding loan modifications to borrowers experiencing financial difficulty. The new disclosures are required to be applied on a prospective basis. There will be no comparative disclosures to prior periods until such time as both periods disclosed are subject to the new guidance.

The following table provides the period-end amortized cost basis, by modification category, of loans to borrowers experiencing financial difficulty that entered a modification program during the period (dollars in millions). Some of the loans presented in the table below may no longer be enrolled in a program at period-end:

For the Twelve Months Ended December 31,
2023
Credit card loans(1)(2)
Interest rate reduction	$2,330

Total credit card loans(3)	$2,330

% of total class of financing receivables	2.28%

Private student loans(1)
Payment delay(4)	$33
Interest rate reduction and payment delay(4)	143

Total private student loans(3)	$176

% of total class of financing receivables	1.70%

Personal loans(1)
Payment delay(4)	$10
Term extension(5)	29
Interest rate reduction and payment delay(4)	65
Interest rate reduction and term extension(5)	29

Total personal loans(3)	$133

% of total class of financing receivables	1.35%

(1)

Accrued interest receivable (including unbilled accrued interest receivable for credit card loans) on modified loans to borrowers experiencing financial difficulty, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was immaterial at December 31, 2023.

(2)	Accounts that entered a credit card loan modification program include $408 million that were converted from revolving line-of-credit arrangements to term loans during the year ended December 31, 2023.
(3)

For settlements, the amortized cost basis is zero at period-end and therefore there is no amount reported for principal forgiveness in the table above. See financial effects table below for principal forgiveness to borrowers experiencing financial difficulty.

(4)

The Company defines a payment delay as a temporary reduction in payments below the original contractually required payment amounts (e.g., interest only payments). The Company’s credit card loan modification programs do not result in an other than insignificant delay in payment.

(5)

The Company defines term extensions as only those modifications for which the maturity date is extended beyond the original contractual maturity date by virtue of a change in terms other than a payment delay as defined above. Modifications to credit card loans are not considered term extensions because credit card loans do not have a fixed repayment term.

The only non-cancellable commitments the Company has to lend additional funds to borrowers experiencing financial difficulty relate to certain private student loans. As of December 31, 2023, the amount of such commitments associated with loans modified during the periods presented was immaterial.

The following table provides information on the financial effects of loan modifications to borrowers experiencing financial difficulty, by modification type, made during the period (dollars in millions):

For the Twelve Months Ended December 31,
2023
Credit card loans
Weighted-average interest rate reduction	13.85%
Principal forgiven	$121
Interest and fees forgiven(1)	$117

Private student loans
Weighted-average interest rate reduction	8.91%
Payment delay duration (in months)(2)	6 to 12
Principal forgiven	$—

Personal loans
Weighted-average interest rate reduction	12.28%
Weighted-average term extension (in months)	39
Payment delay duration (in months)(2)	6 to 12
Principal forgiven	$—

(1)

Represents the amount of interest and fees forgiven resulting from accounts entering into a credit card loan modification program and pre-charge off settlements. Interest and fees forgiven are reversed against the respective line items in the consolidated statements of income.

(2)

During 2023, private student loan payment delays were offered up to six consecutive months at one time with a lifetime usage cap, most commonly, of 12 months. For personal loan payment delays, the Company limits this assistance to a life of loan maximum of 12 months.

Loan receivables that have been modified are subject to the same requirements for the accrual of expected credit loss over their expected remaining lives as for unmodified loans. The allowance for credit losses incorporates modeling of historical loss data and thereby captures the higher risk associated with modified loans to borrowers experiencing financial difficulty based on their account attributes.

The following table presents the payment status and period-end amortized cost basis, by class of loan receivable, of loans that were modified on or after January 1, 2023 to borrowers experiencing financial difficulty (dollars in millions):(1)

	Current	30-89 Days Delinquent	90 or More Days Delinquent
At December 31, 2023
Credit card loans	$1,882	$252	$196
Private student loans	147	18	8
Personal loans	109	20	4

Total	$2,138	$290	$208

(1)	This table includes any loan that entered a modification program during the period without regard to whether it remained in a modification program as of the reporting date.

The following table presents the defaulted amount and period-end amortized cost basis, by modification category, of loans that defaulted during the period and were modified on or after January 1, 2023 through the end of the reporting period to borrowers experiencing financial difficulty (dollars in millions):

	For the Twelve Months Ended December 31, 2023
	Defaulted Amount(1)	Period-end Amortized Cost Basis
Credit card loans
Interest rate reduction	$383	$210

Total credit card loans	$383	$210

Private student loans
Payment delay	$5	$4
Interest rate reduction and payment delay	20	17

Total private student loans	$25	$21

Personal loans
Payment delay	$2	$1
Term extension	4	2
Interest rate reduction and payment delay	10	2
Interest rate reduction and term extension	7	3

Total personal loans	$23	$8

(1)

For purposes of this disclosure, a loan is considered to be defaulted when it is 60 days or more delinquent at month end and has advanced two stages of delinquency subsequent to modification. Loans that entered a modification program in any stage of delinquency but did not experience a further payment default are included in the payment status table above but are not counted as defaulted for purposes of this disclosure.

Troubled Debt Restructurings (Prior to 2023)

Prior to the adoption of ASU 2022-02, the Company considered a modified loan in which a concession had been granted to the borrower to be a TDR based generally on the cumulative length of the concession period and credit quality of the borrower. Due to differences between the legacy TDR requirements and current loan modification disclosure requirements, information presented in the disclosures below is not directly comparable to the disclosures under the current guidance.

To evaluate the primary financial effects that resulted from credit card loans entering into a TDR program during the year ended December 31, 2022, the Company quantified the amount by which interest and fees were reduced during the periods. During the year ended December 31, 2022, the Company forgave approximately $29 million of interest and fees resulting from accounts entering into a credit card loan TDR program.

The following table provides information on loans that entered a TDR program during the period (dollars in millions):

	For the Year Ended December 31, 2022
	Number of Accounts	Balances
Accounts that entered a TDR program during the period
Credit card loans(1)	237,339	$1,545
Private student loans	6,841	$127
Personal loans	6,303	$86

(1)	Accounts that entered a credit card TDR program include $322 million that were converted from revolving line-of-credit arrangements to term loans during the year ended December 31, 2022.

The following table presents the carrying value of loans that experienced a default during the period that had been modified in a TDR during the 15 months preceding the end of each period (dollars in millions):

	For the Year Ended December 31, 2022
	Number of Accounts	Aggregated Outstanding Balances Upon Default
TDRs that subsequently defaulted
Credit card loans(1)(2)	28,231	$141
Private student loans(3)	1,145	$22
Personal loans(2)	1,140	$20

(1)	For credit card loans that default from a temporary loan modification program, accounts revert back to the pre-modification terms and charging privileges remain suspended in most cases.
(2)

For credit card loans and personal loans, a customer defaults from a loan modification program after either two consecutive missed payments or at charge-off, depending on the program. The outstanding balance upon default is generally the loan balance at the end of the month prior to default.

(3)

For student loans, a customer defaults from a loan modification after they are 60 or more days delinquent. The outstanding balance upon default is generally the loan balance at the end of the month prior to default.

Of the account balances that defaulted as shown above for the year ended December 31, 2022, approximately 65%, of the total balances were charged off at the end of the month in which they defaulted from a TDR program. For the year ended December 31, 2022, for accounts that had defaulted from a TDR program and had not been subsequently charged off, the balances were included in the allowance for credit loss analysis.

Geographical Distribution of Loans

The Company originated credit card loans throughout the U.S. The geographic distribution of the Company’s credit card loan receivables was as follows (dollars in millions):

	December 31,
	2023		2022
	$	%	$	%
Texas	$9,150	8.9%	$7,996	8.9%
California	9,078	8.9	7,888	8.7
Florida	7,496	7.3	6,465	7.2
New York	6,538	6.4	5,895	6.5
Illinois	5,012	4.9	4,528	5.0
Pennsylvania	4,985	4.9	4,484	5.0
Ohio	4,188	4.1	3,759	4.2
New Jersey	3,499	3.4	3,127	3.5
Georgia	3,294	3.2	2,849	3.2
Michigan	2,821	2.8	2,521	2.8
Other	46,198	45.2	40,601	45.0

Total credit card loans	$102,259	100.0%	$90,113	100.0%

The Company originated private student, personal and other loans throughout the U.S. The geographic distribution of private student, personal and other loan receivables was as follows (dollars in millions):

	December 31,
	2023		2022
	$	%	$	%
California	$2,449	9.4%	$2,015	9.2%
New York	2,074	7.9	1,900	8.6
Texas	1,987	7.6	1,595	7.2
Florida	1,607	6.1	1,248	5.7
Pennsylvania	1,567	6.0	1,431	6.5
Illinois	1,405	5.4	1,247	5.7
New Jersey	1,285	4.9	1,114	5.1
Ohio	975	3.7	849	3.9
Georgia	851	3.3	647	3.0
Virginia	778	3.0	654	2.8
Other	11,172	42.7	9,307	42.3

Total other loans	$26,150	100.0%	$22,007	100.0%

5. Credit Card and Private Student Loan Securitization Activities

The Company’s securitizations are accounted for as secured borrowings and the related trusts are treated as consolidated subsidiaries of the Company. For a description of the Company’s principles of consolidation with respect to VIEs, see Note 1: Background and Basis of Presentation.

Credit Card Securitization Activities

The Company accesses the term asset securitization market through DCMT and DCENT. Credit card loan receivables are transferred into DCMT and beneficial interests in DCMT are transferred into DCENT. DCENT issues debt securities to investors that are reported primarily in long-term borrowings.

The DCENT debt structure consists of four classes of securities (DiscoverSeries Class A, B, C and D notes), with the most senior class generally receiving a triple-A rating. To issue senior, higher- rated classes of notes, it is necessary to obtain the appropriate amount of credit enhancement, generally through the issuance of junior, lower-rated or more highly subordinated classes of notes. Wholly-owned subsidiaries of Discover Bank hold the subordinated classes of notes. The Company is exposed to credit risk associated with trust receivables as of the balance sheet date through the retention of these subordinated interests. The estimate of expected credit losses on trust receivables is included in the allowance for credit losses estimate.

The Company’s retained interests in the trust’s assets, consisting of investments in DCENT notes held by subsidiaries of Discover Bank, constitute intercompany positions that are eliminated in the preparation of the Company’s consolidated statements of financial condition.

Upon transfer of credit card loan receivables to the trust, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the trust’s creditors. Further, the transferred credit card loan receivables are owned by the trust and are not available to the Company’s third-party creditors. The trusts have ownership of cash balances, the amounts of which are reported in restricted cash within the Company’s consolidated statements of financial condition. Except for the seller’s interest in trust receivables, the Company’s interests in trust assets are generally subordinate to the interests of third-party investors in trust debt and, as such, may not be realized by the Company if needed to absorb deficiencies in cash flows that are allocated to those investors. Apart from the restricted assets related to securitization activities, the investors and the securitization trusts have no recourse to the Company’s other assets or the Company’s general credit for a shortage in cash flows.

The carrying values of these restricted assets, which are presented on the Company’s consolidated statements of financial condition as relating to securitization activities, are shown in the following table (dollars in millions):

	December 31,
	2023	2022
Restricted cash	$36	$33
Investors’ interests held by third-party investors	11,725	10,200
Investors’ interests held by wholly-owned subsidiaries of Discover Bank	3,117	3,341
Seller’s interest	15,598	12,220

Loan receivables(1)	30,440	25,761
Allowance for credit losses allocated to securitized loan receivables(1)	(1,347)	(1,152)

Net loan receivables	29,093	24,609
Other assets	2	2

Carrying value of assets of consolidated variable interest entities	$29,131	$24,644

(1)

The Company maintains its allowance for credit losses at an amount equal to lifetime expected credit losses associated with all loan receivables, which includes all loan receivables in the trusts. Therefore, the credit risk associated with the transferred receivables is fully reflected on the Company’s statements of financial condition in accordance with GAAP.

The debt securities issued by the consolidated trusts are subject to credit, payment and interest rate risks on the transferred credit card loan receivables. To protect investors in the securities, there are certain features or triggering events that will cause an early amortization of the debt securities, including triggers related to the impact of the performance of the trust receivables on the availability and adequacy of cash flows to meet contractual requirements. As of December 31, 2023, no economic or other early amortization events have occurred.

The Company continues to own and service the accounts that generate the loan receivables held by the trusts. Discover Bank receives servicing fees from the trusts based on a percentage of the monthly investor principal balance outstanding. Although the fee income to Discover Bank offsets the fee expense to the trusts and thus is eliminated in consolidation, failure to service the transferred loan receivables in accordance with contractual requirements could lead to a termination of the servicing rights and the loss of future servicing income, net of related expenses.

Private Student Loan Securitization Activities

The Company’s private student loan trust receivables reported in loan receivables and the related debt issued by the trust reported in long-term borrowings were immaterial as of December 31, 2023 and 2022. The amounts are included, together with amounts related to the Company’s credit card securitizations, in the supplemental information about assets and liabilities of consolidated variable interest entities, which is presented with the Company’s consolidated statements of financial condition.

6. Premises and Equipment

A summary of premises and equipment, net is as follows (dollars in millions):

	December 31,
	2023	2022
Land	$37	$37
Buildings and improvements	605	587
Furniture, fixtures and equipment	1,155	1,111
Software	1,305	1,125

Premises and equipment	3,102	2,860
Less: accumulated depreciation	(1,409)	(1,339)
Less: accumulated amortization of software	(602)	(518)

Premises and equipment, net	$1,091	$1,003

Depreciation expense was $74 million, $80 million and $86 million for the years ended December 31, 2023, 2022 and 2021, respectively. Amortization expense on capitalized software was $113 million, $114 million and $103 million for the years ended December 31, 2023, 2022 and 2021, respectively.

7. Goodwill

As of December 31, 2023 and 2022, the Company had goodwill of $255 million related to PULSE, which is part of the Payment Services segment. The Company conducted its annual goodwill impairment test as of October 1, 2023 and 2022 and no impairments were identified.

8. Deposits

The Company obtains deposits from consumers directly or through affinity relationships (“direct-to-consumer deposits”). Additionally, the Company obtains deposits through third-party securities brokerage firms that offer the Company’s deposits to their customers (“brokered deposits”). Direct-to-consumer deposit products include savings accounts, certificates of deposit, money market accounts, IRA savings accounts, IRA certificates of deposit and checking accounts. Brokered deposit products include certificates of deposit and sweep accounts.

Customer deposits held with Discover Bank are currently insured for up to $250,000 per account holder through the Federal Deposit Insurance Corporation (“FDIC”). Uninsured deposits are the portion of deposit accounts in U.S. offices that exceed the FDIC insurance limit or similar state deposit insurance regime, and amounts in any other uninsured investment or deposit accounts that are classified as deposits and not subject to any federal or state deposit insurance regime. At December 31, 2023 and 2022, Discover Bank had approximately $7.0 billion and $8.9 billion of uninsured deposits, respectively, a portion of which comprise intercompany deposits. The decrease in uninsured deposits reported was primarily driven by leveraging technological capabilities, beginning in the first quarter of 2023, enabling improved application of deposit account ownership attributes in deriving this amount. The amounts of uninsured deposits above were estimated based on the same methodologies and assumptions used for Discover Bank’s regulatory reporting at each respective balance sheet date.

The following table summarizes certificates of deposit in uninsured accounts and accounts that are in excess of the FDIC insurance limit by time remaining until maturity (dollars in millions):

At December 31, 2023
Three months or less	$146
Over three months through six months	73
Over six months through twelve months	368
Over twelve months	293

Total	$880

The following table summarizes certificates of deposit maturing over each of the next five years and thereafter (dollars in millions):

At December 31, 2023
2024	$25,561
2025	8,153
2026	4,129
2027	4,347
2028	2,144
Thereafter	906

Total	$45,240

9. Long-Term Borrowings

Long-term borrowings consist of borrowings having original maturities of one year or more. The following table provides a summary of the Company’s long-term borrowings and weighted-average interest rates on outstanding balances (dollars in millions):

	December 31,
	2023					2022
	Maturity	Interest Rate		Weighted- Average Interest Rate	Outstanding Amount	Outstanding Amount
Securitized Debt
Fixed-rate asset-backed securities(1)	2024-2026	0.58	% - 5.03%	3.17%	$10,003	$8,401
Floating-rate asset-backed securities(2)	2024	6.08%		6.08%	925	1,774

Total Discover Card Master Trust I and Discover Card Execution Note Trust					10,928	10,175
Floating-rate asset-backed security(3)(4)	2031	9.50%		9.50%	65	84

Total private student loan securitization trust					65	84

Total long-term borrowings – owed to securitization investors					10,993	10,259

Discover Financial Services (Parent Company)
Fixed-rate senior notes	2024-2032	3.75	% - 6.70%	4.68%	3,336	3,333
Fixed-rate retail notes	2025-2031	3.25	% - 4.40%	3.82%	140	154
Fixed to floating-rate senior notes(5)	2034	7.96%		7.96%	993	—

Discover Bank
Fixed-rate senior bank notes(1)	2024-2030	2.45	% - 4.65%	3.53%	3,571	5,348
Fixed-rate subordinated bank notes	2028	5.97%		5.97%	500	489
Fixed-rate Federal Home Loan Bank advances	2030	4.77	% - 4.82%	4.82%	523	—
Floating-rate Federal Home Loan Bank advances(6)	2024	5.55	% - 5.65%	5.65%	525	525

Total long-term borrowings					$20,581	$20,108

(1)

The Company uses interest rate swaps to hedge portions of these long-term borrowings against changes in fair value attributable to changes in the applicable benchmark interest rates. The use of these interest rate swaps impacts the carrying value of the debt. See Note 21: Derivatives and Hedging Activities.

(2)	DCENT floating-rate asset-backed securities include issuances with the following interest rate terms: 1-month Term SOFR + 0.11448% Tenor Spread Adjustment + 60 basis points as of December 31, 2023.
(3)	The private student loan securitization trust floating-rate asset-backed security includes an issuance with the following interest rate term: Prime rate + 100 basis points as of December 31, 2023.
(4)	Repayment of this debt is dependent upon the timing of principal and interest payments on the underlying private student loans. The date shown represents the final maturity date.
(5)	The fixed to floating-rate senior notes include a rate reset on November 2, 2033, to a floating rate based on compounded SOFR + 3.370%.
(6)	The floating-rate FHLB advances include interest rate terms based on SOFR plus a spread ranging from 16 to 26 basis points as of December 31, 2023.

The following table summarizes long-term borrowings maturing over each of the next five years and thereafter (dollars in millions):

At December 31, 2023
2024	$4,251
2025	6,146
2026	4,912
2027	1,001
2028	1,439
Thereafter	2,832

Total	$20,581

As a member of the FHLB of Chicago, the Company has access to both short- and long-term advance structures with maturities ranging from overnight to 30 years. As of December 31, 2023, the Company had total committed borrowing capacity of $3.6 billion based on the amount and type of assets pledged, of which the outstanding balance was comprised of $1.0 billion in long-term advances. As of December 31, 2022, the Company had total committed borrowing capacity of $2.2 billion, of which the outstanding balance was comprised solely of a $525 million long-term advance. These advances are presented as short- or long-term borrowings on the consolidated statements of financial condition based on the contractual maturity at origination.

Additionally, the Company has access to committed borrowing capacity through private securitizations to support the funding of its credit card loan receivables.

As of December 31, 2023, the total commitment of secured credit facilities through private providers was $3.5 billion, $750 million of which was outstanding as a short-term advance. This advance is presented as short-term borrowings on the consolidated statements of financial condition. As of December 31, 2022, the total commitment of secured credit facilities through private providers was $3.5 billion, none of which was drawn. Access to the unused portions of the secured credit facilities is subject to the terms of the agreements with each of the providers. The secured credit facilities have various expirations in 2025. Borrowings outstanding under each facility bear interest at a margin above the Term Secured Overnight Financing Rate (“SOFR”) or the asset-backed commercial paper costs of each provider. The terms of each agreement provide for a commitment fee to be paid on the unused capacity and include various affirmative and negative covenants, including performance metrics and legal requirements similar to those required to issue any term securitization transaction.

10. Stock-Based Compensation Plans

The Company has two stock-based compensation plans: the Discover Financial Services Omnibus Incentive Plan (“Omnibus Plan”) and the Discover Financial Services Directors’ Compensation Plan (“Directors’ Compensation Plan”).

Omnibus Plan

The Omnibus Plan, which is stockholder-approved, provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), performance stock units (“PSUs”) and other stock-based and/or cash awards (collectively, “awards”). Currently, the Company does not have any stock options, stock appreciation rights or restricted stock outstanding. Effective May 11, 2023, the Discover Financial Services Amended and Restated 2014 Omnibus Incentive Plan (the “2014 Omnibus Plan”) was replaced with the Discover Financial Services 2023 Omnibus Incentive Plan (the “2023 Omnibus Plan”). Subject to adjustments for certain transactions in the 2023 Omnibus Plan, the total number of shares that may be granted is 18 million shares reduced by the number of shares granted under the 2014 Omnibus Plan. Shares granted under the Omnibus Plan may be the following: (i) authorized but unissued shares and (ii) treasury shares that the Company acquires in the open market, in private transactions or otherwise.

Directors’ Compensation Plan

The Directors’ Compensation Plan, which is stockholder-approved, permits the grant of RSUs to non-employee directors. Under the Directors’ Compensation Plan, the Company may issue awards of up to a total of 1 million shares of common stock to non-employee directors. Shares of stock that are issuable pursuant to the awards granted under the Directors’ Compensation Plan may be one of the following: authorized but unissued shares, treasury shares or shares that the Company acquires in the open market. Annual awards for eligible directors are calculated by dividing $170,000 by the fair market value of a share of stock on the date of grant and are subject to a restriction period whereby 100% of such units shall vest in full on the earlier of the one year anniversary of the date of grant or immediately prior to the first annual meeting of shareholders following the date of grant. RSUs include the right to receive dividend equivalents in the same amount and at the same time as dividends paid to all Company common shareholders.

Stock-Based Compensation

The following table details the compensation cost, net of forfeitures (dollars in millions):

	For the Years Ended December 31,
	2023	2022	2021
RSUs	$69	$58	$46
PSUs(1)	5	31	57

Total stock-based compensation expense	$74	$89	$103

Income tax benefit	$18	$16	$15

(1)

Total PSU expense for the year ended December 31, 2021, includes an incremental $1 million, representing a modification to the 2019 PSU award. The nature of the modification was to adjust the payout to compensate for the 2020 current expected credit loss (“CECL”) adoption impact on earnings per share (“EPS”).

RSUs

The following table sets forth the activity related to vested and unvested RSUs:

	Number of Units	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
RSUs at December 31, 2022	1,938,283		$190
Granted	728,993
Conversions to common stock	(626,780)
Forfeited	(96,379)
RSUs at December 31, 2023	1,944,117	0.85	$219
Vested and convertible RSUs at December 31, 2023	664,962	0.00	$75

The following table sets forth the activity related to unvested RSUs:

	Number of Units	Weighted- Average Grant- Date Fair Value
Unvested RSUs at December 31, 2022(1)	1,059,683	$107.47
Granted	728,993	$104.20
Vested	(534,603)	$103.95
Forfeited	(96,379)	$109.43

Unvested RSUs at December 31, 2023(1)	1,157,694	$106.87

(1)	Unvested RSUs represent awards where recipients have yet to satisfy either explicit vesting terms or retirement-eligibility requirements.

Compensation cost associated with RSUs is determined based on the number of units granted and the fair value on the date of grant. The fair value is amortized on a straight-line basis, net of estimated forfeitures, over the requisite service period for each separately vesting tranche of the award. The requisite service period is generally the vesting period.

The following table summarizes the total intrinsic value of the RSUs converted to common stock and the total grant-date fair value of RSUs vested (dollars in millions, except weighted-average grant-date fair value amounts):

	For the Years Ended December 31,
	2023	2022	2021
Intrinsic value of RSUs converted to common stock	$68	$59	$62
Grant-date fair value of RSUs vested	$56	$41	$47
Weighted-average grant-date fair value of RSUs granted	$104.20	$116.50	$101.47

As of December 31, 2023, there was $46 million of total unrecognized compensation cost related to non-vested RSUs. The cost is expected to be recognized over a weighted-average period of 0.86 years.

RSUs provide for accelerated vesting if there is a change in control or upon certain terminations (as defined in the Omnibus Plan or the award certificate). RSUs include the right to receive dividend equivalents in the same amount and at the same time as dividends paid to all Company common shareholders.

PSUs

The following table sets forth the activity related to vested and unvested PSUs:

	Number of Units	Weighted- Average Grant- Date Fair Value	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
PSUs at December 31, 2022(1)	716,472	$99.21		$70
Granted	384,085	$110.70
Conversions to common stock	(406,543)	$85.34
Forfeited	(113,337)	$109.55
PSUs at December 31, 2023(1)(2)(3)(4)	580,677	$108.56	0.98	$65

(1)	All PSUs outstanding at December 31, 2023 and December 31, 2022, are unvested PSUs.
(2)

Includes 227,082 PSUs granted in 2021 that are earned based on the Company’s cumulative EPS as measured over the three-year performance period, which ended December 31, 2023, and are subject to the requisite service period, which ended February 1, 2024.

(3)

Includes 187,128 PSUs granted in 2022 that are earned based on the Company’s cumulative EPS as measured over the three-year performance period, which ends December 31, 2024, and are subject to the requisite service period, which ends February 1, 2025.

(4)

Includes 166,467 PSUs granted in 2023 that may be earned based on the Company’s cumulative EPS as measured over the three-year performance period, which ends December 31, 2025, and are subject to the requisite service period, which ends February 1, 2026.

Compensation cost associated with PSUs is determined based on the number of instruments granted, the fair value on the date of grant and the performance factor. The fair value is amortized on a straight-line basis, net of estimated forfeitures, over the requisite service period. Each PSU outstanding at December 31, 2023, is a restricted stock instrument that is subject to additional conditions and constitutes a contingent and unsecured promise by the Company to pay up to 1.5 shares per unit of the Company’s common stock on the conversion date for the PSU, contingent on the number of PSUs to be issued. PSUs have a performance period of three years and a vesting period of three years. The requisite service period of an award having both performance and service conditions is the longest of the explicit, implicit and derived service periods.

The following table summarizes the total intrinsic value of the PSUs converted to common stock and the total grant-date fair value of PSUs vested (dollars in millions, except weighted-average grant-date fair value amounts):

	For the Years Ended December 31,
	2023	2022	2021
Intrinsic value of PSUs converted to common stock	$47	$29	$15
Grant-date fair value of PSUs vested	$35	$17	$18
Weighted-average grant-date fair value of PSUs granted	$110.70	$124.01	$94.21

As of December 31, 2023, there was $7 million of total unrecognized compensation cost related to non-vested PSUs. The cost is expected to be recognized over a weighted-average period of 1.06 years.

PSUs provide for accelerated vesting if there is a change in control or upon certain terminations (as defined in the Omnibus Plan or the award certificate). PSUs include the right to receive dividend equivalents, which will accumulate and pay out in cash if and when the underlying shares are issued.

11. Employee Benefit Plans

The Company sponsors the Discover Financial Services Pension Plan (the “Discover Pension Plan”), which is a non-contributory defined benefit plan that is qualified under Section 401(a) of the Internal Revenue Code, for eligible employees in the U.S. Effective December 31, 2008, the Discover Pension Plan was amended to discontinue the accrual of future benefits. The Company also sponsors the Discover Financial Services 401(k) Plan (the “Discover 401(k) Plan”), which is a defined contribution plan that is qualified under Section 401(a) of the Internal Revenue Code, for its eligible U.S. employees.

Discover Pension Plan

The Discover Pension Plan generally provides retirement benefits that are based on each participant’s years of credited service prior to 2009 and on compensation specified in the Discover Pension Plan. The Company’s policy is to fund at least the amounts sufficient to meet minimum funding requirements under the Employee Retirement Income Security Act of 1974, as amended. Net periodic benefit cost (income) is recorded in employee compensation and benefits within the consolidated statements of income. For this plan, the net periodic benefit cost was immaterial for all periods presented.

The Company measures the funded status of the defined benefit pension plan as the difference between the fair value of plan assets and the projected benefit obligation and recognizes that amount as either an asset or liability in the consolidated statements of financial condition as appropriate. For the year ended December 31, 2023, the Company contributed approximately $115 million to the defined benefit pension plan. The over-funded status related to the defined benefit pension plan recorded in other assets was $14 million as of December 31, 2023. The unfunded status related to the defined benefit pension plan recorded in accrued expenses and other liabilities was $101 million as of December 31, 2022. Expected benefit payments from the Discover Pension Plan for each of the next five years range from $27 million and $30 million annually.

Discover 401(k) Plan

Under the Discover 401(k) Plan, eligible U.S. employees receive 401(k) matching contributions. Eligible employees also receive fixed employer contributions. The pretax expense associated with the Company contributions for the years ended December 31, 2023, 2022 and 2021 was $128 million, $104 million and $97 million, respectively.

12. Common and Preferred Stock

Common Stock Repurchase Program

In April 2022, the Board of Directors approved a share repurchase program authorizing up to $4.2 billion of share repurchases. The program expired on April 18, 2023. In April 2023, the Company’s Board of Directors approved a new share repurchase program authorizing the repurchase of up to $2.7 billion of its outstanding shares of common stock. This program expires on June 30, 2024. As reported in the second quarter of 2023, the Company decided to pause share repurchases while an internal review of compliance, risk management and corporate governance is ongoing. See Note 19: Litigation and Regulatory Matters for additional information on the card product misclassification. During the three months ended December 31, 2023, the Company did not repurchase any shares. During the year ended December 31, 2023, the Company repurchased approximately 18.1 million shares for approximately $1.9 billion.

Preferred Stock

The table below presents a summary of the Company’s non-cumulative perpetual preferred stock that is outstanding at December 31, 2023 (dollars in millions, except per depositary share amounts):

Series	Description	Initial Issuance Date	Liquidation Preference and Redemption Price per Depositary Share(1)	Per Annum Dividend Rate in effect at December 31, 2023	Total Depositary Shares Authorized, Issued and Outstanding		Carrying Value
					December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
C(2)(3)(4)	Fixed-to-Floating Rate	10/31/2017	1,000	5.500%	570,000	570,000	563	563
D(2)(5)(6)	Fixed-Rate Reset	6/22/2020	1,000	6.125%	500,000	500,000	493	493

Total Preferred Stock					1,070,000	1,070,000	1,056	1,056

(1)	Redeemable at the redemption price plus declared and unpaid dividends.
(2)	Issued as depositary shares, each representing 1/100th interest in a share of the corresponding series of preferred stock. Each preferred share has a par value of $0.01.
(3)

Redeemable at the Company’s option, subject to regulatory approval, either (i) in whole or in part on any dividend payment date on or after October 30, 2027, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations for the Series C preferred stock).

(4)

Any dividends declared are payable semi-annually in arrears at a rate of 5.50% per annum until October 30, 2027. Thereafter, dividends declared will be payable quarterly in arrears at a floating rate equal to 3-month Term SOFR plus a spread of 3.338% per annum.

(5)

Redeemable at the Company’s option, subject to regulatory approval, either (i) in whole or in part during the three-month period prior to, and including, each reset date (as defined in the certificate of designations for the Series D preferred stock) or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations for the Series D Preferred Stock).

(6)

Any dividends declared are payable semi-annually in arrears at a rate of 6.125% per annum until September 23, 2025, after which the dividend rate will reset every 5 years to a fixed annual rate equal to the 5-year Treasury plus a spread of 5.783%.

13. Accumulated Other Comprehensive Income

Changes in each component of AOCI were as follows (dollars in millions):

	Unrealized (Losses) Gains on Available- for-Sale Investment Securities, Net of Tax	Losses on Cash Flow Hedges, Net of Tax	Losses on Pension Plan, Net of Tax	AOCI

For the Year Ended December 31, 2023
Balance at December 31, 2022	$(136)	$(14)	$(189)	$(339)
Net change	99	6	9	114

Balance at December 31, 2023	$(37)	$(8)	$(180)	$(225)

For the Year Ended December 31, 2022
Balance at December 31, 2021	$114	$(9)	$(199)	$(94)
Net change	(250)	(5)	10	(245)

Balance at December 31, 2022	$(136)	$(14)	$(189)	$(339)

For the Year Ended December 31, 2021
Balance at December 31, 2020	$284	$(12)	$(227)	$45
Net change	(170)	3	28	(139)

Balance at December 31, 2021	$114	$(9)	$(199)	$(94)

The following table presents each component of OCI before reclassifications and amounts reclassified from AOCI for each component of OCI before- and after- tax (dollars in millions):

	Before Tax	Tax (Expense) Benefit	Net of Tax
For the Year Ended December 31, 2023
Available-for-Sale Investment Securities
Net unrealized holding gains arising during the period	$131	$(32)	$99

Net change	$131	$(32)	$99

Cash Flow Hedges
Net unrealized losses arising during the period	$(74)	$18	$(56)
Amounts reclassified from AOCI	82	(20)	62

Net change	$8	$(2)	$6

Pension Plan
Unrealized gains arising during the period	$12	$(3)	$9

Net change	$12	$(3)	$9

For the Year Ended December 31, 2022
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(331)	$81	$(250)

Net change	$(331)	$81	$(250)

Cash Flow Hedges
Net unrealized losses arising during the period	$(13)	$3	$(10)
Amounts reclassified from AOCI	4	1	5

Net change	$(9)	$4	$(5)

Pension Plan
Unrealized gains arising during the period	$13	$(3)	$10

Net change	$13	$(3)	$10

For the Year Ended December 31, 2021
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(226)	$56	$(170)

Net change	$(226)	$56	$(170)

Cash Flow Hedges
Net unrealized losses arising during the period	$(1)	$1	$—
Amounts reclassified from AOCI	3	—	3

Net change	$2	$1	$3

Pension Plan
Unrealized gains arising during the period	$37	$(9)	$28

Net change	$37	$(9)	$28

14. Other Expense

Total other expense includes the following components (dollars in millions):

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)
Fraud losses and other charges	$131	$149	$92
Postage	115	97	91
Credit-related inquiry fees	40	31	24
Supplies	38	35	46
Impairment charges	—	—	95
Other expense	479	228	272

Total other expense	$803	$540	$620

15. Income Taxes

Income tax expense consisted of the following (dollars in millions):

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
Current
U.S. federal	$1,254	$1,465	$1,084
U.S. state and local	258	312	204

Total	1,512	1,777	1,288
Deferred
U.S. federal	(595)	(398)	271
U.S. state and local	(76)	(54)	37

Total	(671)	(452)	308

Income tax expense	$841	$1,325	$1,596

The following table reconciles the Company’s effective tax rate to the U.S. federal statutory income tax rate:

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%
U.S. state, local and other income taxes, net of U.S. federal income tax benefits	3.5	3.4	3.2
Tax credits	(2.1)	(1.3)	(1.2)
Other	0.7	0.4	(0.1)

Effective income tax rate	23.1%	23.5%	22.9%

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that is more likely than not to be realized. The Company evaluates the likelihood of realizing its deferred tax assets by estimating sources of future taxable income and the impact of tax planning strategies.

Significant components of the Company’s net deferred income taxes, which are included in other assets in the Company’s consolidated statements of financial condition, were as follows (dollars in millions):

	December 31,
	2023	2022
	(As Restated)	(As Restated)
Deferred tax assets
Allowance for credit losses	$2,245	$1,791
Card product misclassification liability	282	229
Customer fees and rewards	236	166
Depreciation and software amortization	60	—
Other	112	186

Total deferred tax assets before valuation allowance	2,935	2,372

	December 31,
	2023	2022
	(As Restated)	(As Restated)
Valuation allowance	(1)	(1)

Total deferred tax assets, net of valuation allowance	2,934	2,371
Deferred tax liabilities
Depreciation and software amortization	—	(71)
Deferred loan origination costs	(40)	(48)
Other	(47)	(26)

Total deferred tax liabilities	(87)	(145)

Net deferred tax assets	$2,847	$2,226

A reconciliation of beginning and ending unrecognized tax benefits is as follows (dollars in millions):

	For the Years Ended December 31,
	2023	2022	2021
Balance at beginning of period	$19	$39	$56
Additions
Current year tax positions	4	4	13
Prior year tax positions	–	1	8
Reductions
Prior year tax positions	(1)	(20)	(14)
Settlements with taxing authorities	(1)	–	(14)
Expired statute of limitations	(3)	(5)	(10)

Balance at end of period(1)	$18	$19	$39

(1)

For the years ended December 31, 2023, 2022 and 2021, amounts included $18 million, $18 million and $37 million, respectively, of unrecognized tax benefits, which, if recognized, would favorably affect the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Interest and penalties related to unrecognized tax benefits were $2 million for the years ended December 31, 2023 and 2022.

The Company is subject to examination by the Internal Revenue Service and tax authorities in various state, local and foreign tax jurisdictions. The Company’s federal income tax filings are open to examinations for the tax years ended December 31, 2020 and forward. The Company regularly assesses the likelihood of additional assessments or settlements in each of the taxing jurisdictions. At this time, the potential change in unrecognized tax benefits is expected to be immaterial over the next 12 months. The Company believes that its reserves are sufficient to cover any tax, penalties and interest that would result from such examinations.

The Company has an immaterial amount of state net operating loss carryforwards that are subject to a partial valuation allowance as of December 31, 2023 and 2022.

16. Earnings Per Share

The following table presents the calculation of basic and diluted EPS (dollars and shares in millions, except per share amounts):

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
Numerator
Net Income	$2,796	$4,316	$5,388
Preferred stock dividends	(62)	(62)	(69)

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
Net income available to common stockholders	2,734	4,254	5,319
Income allocated to participating securities	(19)	(26)	(30)

Net income allocated to common stockholders	$2,715	$4,228	$5,289

Denominator
Weighted-average shares of common stock outstanding	254	277	300
Effect of dilutive common stock equivalents	—	1	—

Weighted-average shares of common stock outstanding and common stock equivalents	254	278	300

Basic earnings per common share	$10.71	$15.25	$17.64
Diluted earnings per common share	$10.70	$15.23	$17.63

Anti-dilutive securities were not material and had no impact on the computation of diluted EPS for the years ended December 31, 2023, 2022 and 2021.

17.	Capital Adequacy

DFS is subject to the capital adequacy guidelines of the Federal Reserve. Discover Bank, the Company’s banking subsidiary, is subject to various regulatory capital requirements as administered by the FDIC. Failure to meet minimum capital requirements can result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could limit the Company’s business activities and have a direct material effect on the financial condition and operating results of DFS and Discover Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DFS and Discover Bank must meet specific risk-based capital requirements and leverage ratios that involve quantitative measures of assets, liabilities and certain off-balance sheet items, as calculated under regulatory guidelines. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

DFS and Discover Bank are subject to regulatory and capital rules issued by the Federal Reserve and FDIC, respectively, under the Basel Committee’s December 2010 framework (“Basel III rules”). Under the Basel III rules, DFS and Discover Bank are classified as “standardized approach” entities. Standardized approach entities are defined as U.S. banking organizations with consolidated total assets over $50 billion but not exceeding $250 billion and consolidated total on- balance sheet foreign exposure less than $10 billion.

In accordance with the final rule on the impact of CECL on regulatory capital, the Company has elected to phase in the impact over three years beginning in 2022. Accordingly, the Company’s Common Equity Tier 1 (“CET1”) capital ratios are higher than they otherwise would have been. The Company’s CET1 capital ratios will continue to be favorably impacted by this election over the phase-in period, which ends December 31, 2024.

As of December 31, 2023 and 2022, DFS and Discover Bank met all Basel III minimum capital ratio requirements to which they were subject. DFS and Discover Bank also met the requirements to be considered “well-capitalized” under Regulation Y and prompt corrective action rules, respectively. There have been no conditions or events that management believes have changed DFS’ or Discover Bank’s category. To be categorized as “well-capitalized,” DFS and Discover Bank must maintain minimum capital ratios outlined in the table below.

The following table shows the actual capital amounts and ratios of DFS and Discover Bank and comparisons of each to the regulatory minimum and “well- capitalized” requirements (dollars in millions):

	Actual		Minimum Capital Requirements			Capital Requirements To Be Classified as Well-Capitalized
	Amount	Ratio(1)	Amount	Ratio		Amount(2)	Ratio(2)
	(As Restated)	(As Restated)	(As Restated)			(As Restated)
December 31, 2023
Total capital (to risk-weighted assets)
Discover Financial Services	$17,399	13.2%	$10,509	≥	8.0%	$13,137	≥10.0%
Discover Bank	$16,409	12.7%	$10,381	≥	8.0%	$12,976	≥10.0%
Tier 1 capital (to risk-weighted assets)
Discover Financial Services	$15,279	11.6%	$7,882	≥	6.0%	$7,882	≥6.0%
Discover Bank	$13,459	10.4%	$7,786	≥	6.0%	$10,381	≥8.0%
Tier 1 capital (to average assets)
Discover Financial Services	$15,279	10.3%	$5,915	≥	4.0%	N/A	N/A
Discover Bank	$13,459	9.2%	$5,833	≥	4.0%	$7,292	≥5.0%
Common Equity Tier 1 (to risk-weighted assets)
Discover Financial Services	$14,223	10.8%	$5,911	≥	4.5%	N/A	N/A
Discover Bank	$13,459	10.4%	$5,839	≥	4.5%	$8,435	≥6.5%

December 31, 2022
Total capital (to risk-weighted assets)
Discover Financial Services	$17,557	15.3%	$9,151	≥	8.0%	$11,439	≥10.0%
Discover Bank	$15,942	14.1%	$9,051	≥	8.0%	$11,314	≥10.0%
Tier 1 capital (to risk-weighted assets)
Discover Financial Services	$15,590	13.6%	$6,863	≥	6.0%	$6,863	≥6.0%
Discover Bank	$13,040	11.5%	$6,788	≥	6.0%	$9,051	≥8.0%
Tier 1 capital (to average assets)
Discover Financial Services	$15,590	12.1%	$5,147	≥	4.0%	N/A	N/A
Discover Bank	$13,040	10.3%	$5,086	≥	4.0%	$6,357	≥5.0%
Common Equity Tier 1 (to risk-weighted assets)
Discover Financial Services	$14,534	12.7%	$5,148	≥	4.5%	N/A	N/A
Discover Bank	$13,040	11.5%	$5,091	≥	4.5%	$7,354	≥6.5%

(1)	Capital ratios are calculated based on the Basel III standardized approach rules, subject to applicable transition provisions, including CECL transition provisions.
(2)

The Basel III rules do not establish well-capitalized thresholds for these measures for bank holding companies. Existing well-capitalized thresholds established in the Federal Reserve’s Regulation Y have been included where available.

The amount of dividends that a bank may pay in any year is subject to certain regulatory restrictions. Under the current banking regulations, a bank may not pay dividends if such a payment would leave the bank inadequately capitalized. Discover Bank paid dividends of $1.7 billion, $4.0 billion and $3.3 billion in the years ended December 31, 2023, 2022 and 2021, respectively, to DFS.

18.	Commitments, Contingencies and Guarantees

In the normal course of business, the Company enters into a number of off-balance sheet commitments, transactions and obligations under guarantee arrangements that expose the Company to varying degrees of risk. The Company’s commitments, contingencies and guarantee relationships are described below.

Commitments

Unused Credit Arrangements

At December 31, 2023, the Company had unused credit arrangements for loans of approximately $229.8 billion. Such arrangements arise primarily from agreements with customers for unused lines of credit on certain credit cards and certain other loan products, provided there is no violation of conditions in the related agreements. These arrangements, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage, customer creditworthiness, loan qualification and the cost of capital. As the Company’s credit card loans are unconditionally cancellable, no liability for expected credit losses is required for unused lines of credit. For all other loans, the Company records a liability for expected credit losses for unfunded commitments, which is presented as part of accrued expenses and other liabilities in the consolidated statements of financial condition.

Contingencies

See Note 19: Litigation and Regulatory Matters for a description of potential liability arising from pending litigation or regulatory proceedings involving the Company.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts, indemnification agreements and representations and warranties, which contingently require the Company to make payments to the guaranteed party based on changes in an underlying asset, liability or equity security of a guaranteed party, rate or index. Also included as guarantees are contracts that contingently require the Company to make payments to a guaranteed party based on another entity’s failure to perform under an agreement. The Company’s use of guarantees is disclosed below by type of guarantee.

Securitizations Representations and Warranties

As part of the Company’s financing activities, the Company provides representations and warranties that certain assets pledged as collateral in secured borrowing arrangements conform to specified guidelines. Due diligence is performed by the Company, which is intended to ensure that asset guideline qualifications are met. If the assets pledged as collateral do not meet certain conforming guidelines, the Company may be required to replace, repurchase or sell such assets. In its credit card securitization activities, the Company would replace nonconforming receivables through the allocation of excess seller’s interest or from additional transfers from the unrestricted pool of receivables. If the Company could not add enough receivables to satisfy the requirement, an early amortization (or repayment) of investors’ interests would be triggered. In its student loan securitizations, the Company would generally repurchase the loans from the trust at the outstanding principal amount plus interest.

The maximum potential amount of future payments the Company could be required to make would be equal to the current outstanding balances of third-party investor interests in credit card asset-backed securities and the principal amount of any private student loan secured borrowings, plus any unpaid interest for the corresponding secured borrowings. The Company has recorded substantially all of the maximum potential amount of future payments in long-term borrowings on the Company’s consolidated statements of financial condition. The Company has not recorded any incremental contingent liability associated with its secured borrowing representations and warranties. Management believes that the probability of having to replace, repurchase or sell assets pledged as collateral under secured borrowing arrangements, including an early amortization event, is low.

Counterparty Settlement Guarantees

Diners Club and DFS Services LLC (on behalf of PULSE) have various counterparty exposures, which are listed below:

•

Merchant Guarantee. Diners Club has entered into contractual relationships with certain international merchants, which generally include travel-related businesses, for the benefit of all Diners Club licensees. The licensees hold the primary liability to settle the transactions of their customers with these merchants. However, Diners Club retains a counterparty exposure if a licensee fails to meet its financial payment obligation to one of these merchants.

•

ATM Guarantee. PULSE entered into contractual relationships with certain international ATM acquirers in which DFS Services LLC retains counterparty exposure if an issuer fails to fulfill its settlement obligation.

•

Global Network Alliance Guarantee. Discover Network, Diners Club and PULSE have entered into contractual relationships with certain international payment networks in which DFS Services LLC retains the counterparty exposure if a network fails to fulfill its settlement obligation.

The maximum potential amount of future payments related to such contingent obligations is dependent upon the transaction volume processed between the time a potential counterparty defaults on its settlement and the time at which the Company disables the settlement of any further transactions for the defaulting party. The Company has some contractual remedies to offset these counterparty settlement exposures (such as letters of credit or pledged deposits), however, there is no limitation on the maximum amount the Company may be liable to pay.

The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether particular counterparties will fail to meet their settlement obligations. In the event all licensees and/or issuers were to become unable to settle their transactions, the Company estimates its maximum potential counterparty exposures to these settlement guarantees would be approximately $100 million as of December 31, 2023.

The Company believes that the estimated amounts of maximum potential future payments are not representative of the Company’s actual potential loss exposure given Diners Club’s and PULSE’s insignificant historical losses from these counterparty exposures. As of December 31, 2023, the Company had not recorded any contingent liability in the consolidated statements of financial condition for these counterparty exposures and management believes that the probability of any payments under these arrangements is low.

Discover Network Merchant Chargeback Guarantees

The Company operates the Discover Network, issues payment cards and permits third parties to issue payment cards. The Company is contingently liable for certain transactions processed on the Discover Network in the event of a dispute between the payment card customer and a merchant. The contingent liability arises if the disputed transaction involves a merchant or merchant acquirer with whom the Discover Network has a direct relationship. If a dispute is resolved in the customer’s favor, the Discover Network will credit or refund the disputed amount to the Discover Network card issuer, who in turn credits its customer’s account. The Discover Network will then charge back the disputed amount of the payment card transaction to the merchant or merchant acquirer, where permitted by the applicable agreement, to seek recovery of amounts already paid to the merchant for payment card transactions. If the Discover Network is unable to collect the amount subject to dispute from the merchant or merchant acquirer (e.g., in the event of merchant default or dissolution or after expiration of the time period for chargebacks in the applicable agreement), the Discover Network will bear the loss for the amount credited or refunded to the customer. In most instances, a loss by the Discover Network is unlikely to arise in connection with payments on card transactions because most products or services are delivered when purchased and credits are issued by merchants on returned items in a timely fashion, thus minimizing the likelihood of cardholder disputes with respect to amounts paid by the Discover Network. However, where the product or service is not scheduled to be provided to the customer until a later date following the purchase, the likelihood of a contingent payment obligation by the Discover Network increases. Losses related to merchant chargebacks were not material for the years ended December 31, 2023, 2022 and 2021.

The maximum potential amount of obligations of the Discover Network arising from such contingent obligations is estimated to be the portion of the total Discover Network transaction volume processed to date for which timely and valid disputes may be raised under applicable law and relevant issuer and customer agreements. There is no limitation on the maximum amount the Company may be liable to pay to issuers. However, the Company believes that such amount is not representative of the Company’s actual potential loss exposure based on the Company’s historical experience. The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether the current or cumulative transaction volumes may include or result in disputed transactions.

The following table summarizes certain information regarding merchant chargeback guarantees (dollars in millions):

	For the Years Ended December 31,
	2023	2022	2021
Aggregate sales transaction volume(1)	$257,611	$256,237	$223,360

(1)	Represents transactions processed on the Discover Network for which a potential liability exists that, in aggregate, can differ from credit card sales volume.

The Company did not record any contingent liability in the consolidated financial statements for merchant chargeback guarantees as of December 31, 2023 and 2022. The Company mitigates the risk of potential loss exposure by withholding settlement from merchants, obtaining third-party guarantees, or obtaining escrow deposits or letters of credit from certain merchant acquirers or merchants that are considered a higher risk due to various factors such as time delays in the delivery of products or services. As of December 31, 2023 and 2022, the Company had escrow deposits and settlement withholdings of $10 million and $11 million, respectively, which are recorded in interest-bearing deposit accounts and accrued expenses and other liabilities on the Company’s consolidated statements of financial condition.

19. Litigation and Regulatory Matters

In the normal course of business, from time to time, the Company has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The litigation process is not predictable and can lead to unexpected results. The Company contests liability and/or the amount of damages as appropriate in each pending matter.

The Company has historically offered its customers an arbitration clause in its customer agreements. The arbitration clause allows the Company and its customers to quickly and economically resolve disputes. Additionally, the arbitration clause has in some instances limited the costs of, and the Company’s exposure to, litigation. Future legal and regulatory challenges and prohibitions may cause the Company to discontinue its offering and use of such clauses. From time to time, the Company is involved in legal actions challenging its arbitration clause. Bills may be periodically introduced in Congress to directly or indirectly prohibit the use of pre-dispute arbitration clauses.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding the Company’s business including, among other matters, regulatory, accounting, tax and other operational matters. The investigations and proceedings may result in significant adverse judgments, settlements, fines, penalties, injunctions, decreases in regulatory ratings, customer restitution or other relief. These outcomes could materially impact the Company’s consolidated financial statements, increase its cost of operations, or limit the Company’s ability to execute its business strategies and engage in certain business activities. Certain subsidiaries of the Company are subject to consent orders with the Consumer Financial Protection Bureau (“CFPB”) and FDIC, as described below. Pursuant to powers granted under federal banking laws, regulatory agencies have broad and sweeping discretion and may assess civil money penalties, require changes to certain business practices or require customer restitution at any time.

In accordance with applicable accounting guidance, the Company establishes a liability for legal and regulatory matters when those matters create loss contingencies that are both probable and estimable. Litigation and regulatory settlement-related expense was $17 million, $15 million and $59 million for the years ended December 31, 2023, 2022 and 2021, respectively.

There may be an exposure to loss in excess of any amounts accrued. The Company believes the estimate of the aggregate range of reasonably possible losses (meaning the likelihood of losses is more than remote but less than likely), in excess of the amounts that the Company has accrued for legal and regulatory proceedings, is up to $230 million as of December 31, 2023. This estimated range of reasonably possible losses is based on currently available information for those proceedings in which the Company is involved and considers the Company’s best estimate of such losses for those matters for which an estimate can be made. It does not represent the Company’s maximum potential loss exposure. Various aspects of the legal proceedings underlying the estimated range will change from time to time and actual results may vary significantly from the estimate.

The Company’s estimated range noted above involves significant judgment, given the varying stages of the proceedings, the existence of numerous yet to be resolved issues, the breadth of the claims (often spanning multiple years and, in some cases, a wide range of business activities), unspecified damages and/or the novelty of the legal issues presented. The outcome of pending matters could adversely affect the Company’s reputation and be material to the Company’s consolidated financial condition, operating results and cash flows for a particular future period, depending on, among other things, the level of the Company’s income for such period.

In July 2015, the Company announced that its subsidiaries, Discover Bank, The Student Loan Corporation and Discover Products Inc. (the “Discover Subsidiaries”), agreed to a consent order with the CFPB with respect to certain private student loan servicing practices (the “2015 Order”). The 2015 Order expired in July 2020. In December 2020, the Discover Subsidiaries agreed to a consent order (the “2020 Order”) with the CFPB resolving the agency’s investigation into Discover Bank’s compliance with the 2015 Order. In connection with the 2020 Order, Discover is required to implement a redress and compliance plan and must pay at least $10 million in consumer redress to consumers who may have been harmed and has paid a $25 million civil money penalty to the CFPB.

On September 25, 2023, following the consent of the Board of Directors of Discover Bank, the FDIC issued a consent order (the “2023 Order”) to Discover Bank, a subsidiary of the Company. The 2023 Order addresses shortcomings in Discover Bank’s compliance management system for consumer protection laws and related matters. It does not contain any monetary penalties or fines. As part of the 2023 Order, Discover Bank agreed to improve its consumer compliance management system and enhance related corporate governance and enterprise risk management practices, and increase the level of Board oversight over such matters. Discover Bank has been taking significant steps to strengthen the organization’s compliance management system and address the other issues identified in the 2023 Order. In addition, Discover added two new independent directors with significant banking experience to the Boards of Discover and Discover Bank in the third quarter of 2023.

Management and the Board are committed to meeting all the requirements of the 2023 Order. Discover Bank is working diligently to complete items required by the 2023 Order. This includes having retained third party consultants to conduct independent reviews and the submission of action plans to the FDIC by the required deadlines for review and feedback. The actions completed to date, taken together with actions previously undertaken to improve and enhance its compliance management system and enhance related corporate governance, address multiple consent order objectives, however, many provisions require longer term implementation. Depending on regulatory feedback, the timing of approvals and sustainability periods, necessary work is not likely to be completed until at least 2025.

On March 8, 2016, a class-action lawsuit was filed against the Company, other credit card networks, other issuing banks and EMVCo in the U.S. District Court for the Northern District of California (B&R Supermarket, Inc., d/b/a Milam’s Market, et al. v. Visa, Inc., et al.) alleging a conspiracy by defendants to shift fraud liability to merchants with the migration to the EMV security standard and chip technology. The plaintiffs assert joint and several liability among the defendants and seek unspecified damages, including treble damages, attorneys’ fees, costs and injunctive relief. The Company filed its motion to compel arbitration, motion for summary judgment, and Daubert challenges on November 30, 2022, and awaits rulings. The Company is not in a position at this time to assess the likely outcome or its exposure, if any, with respect to this matter. However, the Company will seek to defend itself vigorously against all claims asserted by the plaintiffs.

Card Product Misclassification

As reported in the second quarter of 2023, beginning in 2007, the Company incorrectly classified certain credit card accounts into its highest merchant and merchant acquirer pricing tier. The misclassification affected pricing for certain merchants and merchant acquirers, but not for cardholders. As of December 31, 2023, the balance of the Company’s counterparty restitution liability was $1.2 billion, which includes interest on the overcharges committed to as part of the counterparty restitution plan approved by the Board of Directors in the third quarter of 2023, and $12 million of settlement disbursements in the fourth quarter of 2023. Provision for interest was recorded through a charge to other expense. The Company continues to develop its plan to provide refunds to merchants and merchant acquirers and engage in ongoing discussions about such plans with its regulators.

The following table summarizes the change in the Company’s counterparty restitution liability pertaining to the card product misclassification beginning with its initial recognition as a result of the original error correction as of June 30, 2023 (dollars in millions):

	As of December 31, 2023
	As Previously Reported	Restatement Impacts	As Restated
Balance at June 30, 2023	$365	$627	$992
Provision for refund of overcharges	22	33	55
Provision for interest on overcharges	—	124	124
Disbursements	(12)	—	(12)

Balance at December 31, 2023	$375	$784	$1,159

Management has materially completed the correction of the product tiering for the previously misclassified credit cards as of November 2023, and the Company remains in discussions with its regulators regarding this matter. The Company expects these discussions will likely result in enforcement actions, which may include, among other remedies, monetary penalties, the amount of which cannot be estimated at this time.

In addition, the Company and its subsidiaries have been named as defendants in various lawsuits, including putative class actions on behalf of affected merchants, a putative class action on behalf of shareholders and shareholder derivative actions. The Company also is cooperating with a Securities and Exchange Commission (“SEC”) investigation into the card product misclassification matter. The Company believes that additional losses are probable as a result of these actions but is not able to make a reasonable estimate of such losses as of December 31, 2023.

20.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820, Fair Value Measurement, provides a three-level hierarchy for classifying the inputs to valuation techniques used to measure fair value of financial instruments based on whether the inputs are observable or unobservable. It also requires certain disclosures about those measurements. The three- level valuation hierarchy is as follows:

•

Level 1: Fair values determined by Level 1 inputs are defined as those that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2: Fair values determined by Level 2 inputs are those that utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active or inactive markets, quoted prices for the identical assets in an inactive market and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The Company evaluates factors such as the frequency of transactions, the size of the bid-ask spread and the significance of adjustments made when considering transactions involving similar assets or liabilities to assess the relevance of those observed prices. If relevant and observable prices are available, the fair values of the related assets or liabilities would be classified as Level 2.

•

Level 3: Fair values determined by Level 3 inputs are those based on unobservable inputs and include situations where there is little, if any, market activity for the asset or liability being valued. In instances where the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy in which the measurements are classified is based on the lowest level input that is significant to the fair value measurement in its entirety. Accordingly, the Company may utilize both observable and unobservable inputs in determining the fair values of financial instruments classified within the Level 3 category.

The Company evaluates the classification of each fair value measurement within the hierarchy at least quarterly.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and involves consideration of factors specific to the asset or liability. Furthermore, certain techniques used to measure fair value involve some degree of judgment and, as a result, are not necessarily indicative of the amounts the Company would realize in a current market exchange.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are as follows (dollars in millions):

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Balance at December 31, 2023
Assets
Fair value - OCI
U.S. Treasury and U.S. GSE securities	$12,928	$9	$—	$12,937
Residential mortgage-backed securities - Agency	—	465	—	465

Available-for-sale investment securities	$12,928	$474	$—	$13,402

Derivative financial instruments - cash flow hedges(1)	$—	$2	$—	$2
Fair value - Net income
Marketable equity securities	$1	$—	$—	$1
Derivative financial instruments - fair value hedges(1)	$—	$2	$—	$2
Balance at December 31, 2022
Assets
Fair value - OCI
U.S. Treasury and U.S. GSE securities	$11,416	$7	$—	$11,423
Residential mortgage-backed securities - Agency	—	564	—	564

Available-for-sale investment securities	$11,416	$571	$—	$11,987

Derivative financial instruments - cash flow hedges(1)	$—	$1	$—	$1
Fair value - Net income
Marketable equity securities	$41	$—	$—	$41
Liabilities
Fair value - OCI
Derivative financial instruments - cash flow hedges(1)	$—	$3	$—	$3
Fair value - Net income
Derivative financial instruments - fair value hedges(1)	$—	$2	$—	$2

(1)

Derivative instrument carrying values in an asset or liability position are presented as part of other assets or accrued expenses and other liabilities, respectively, in the Company’s consolidated statements of financial condition.

Available-for-Sale Investment Securities

Investment securities classified as available-for-sale consist of U.S. Treasury and U.S. GSE securities and RMBS. The fair value estimates of investment securities classified as Level 1, consisting of U.S. Treasury securities, are determined based on quoted market prices for the same securities. The fair value estimates of U.S. GSE securities and RMBS are classified as Level 2 and are valued by maximizing the use of relevant observable inputs, including quoted prices for similar securities, benchmark yield curves and market-corroborated inputs.

The Company validates the fair value estimates provided by pricing services primarily by comparing to valuations obtained through other pricing sources. The Company evaluates pricing variances among different pricing sources to ensure that the valuations utilized are reasonable. The Company also corroborates the reasonableness of the fair value estimates with analysis of trends of significant inputs, such as market interest rate curves. The Company further performs due diligence in understanding the procedures and techniques performed by the pricing services to derive fair value estimates.

At December 31, 2023, amounts reported in RMBS reflect U.S. government agency and U.S. GSE obligations issued by Ginnie Mae, Fannie Mae and Freddie Mac with an aggregate par value of $480 million, a weighted-average coupon of 4.09% and a weighted-average remaining maturity of four years.

Marketable Equity Securities

The Company holds non-controlling equity positions in payment service entities that have actively traded stock and therefore have readily determinable fair values. The Company classifies these equity securities as Level 1, the fair value estimates of which are determined based on quoted share prices for the same securities.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of interest rate swaps and foreign exchange forward contracts. These instruments are classified as Level 2 as their fair values are estimated using proprietary pricing models, containing certain assumptions based on readily observable market-based inputs, including interest rate curves, option volatility and foreign currency forward and spot rates. In determining fair values, the pricing models use widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and the observable market-based inputs. The fair values of the interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments are based on an expectation of future interest rates derived from the observable market interest rate curves. The Company considers collateral and master netting agreements that mitigate credit exposure to counterparties in determining the counterparty credit risk valuation adjustment. The fair values of the currency instruments are valued by comparing the contracted forward exchange rate pertaining to the specific contract maturities to the current market exchange rate.

The Company validates the fair value estimates of interest rate swaps primarily through comparison to the fair value estimates computed by the counterparties to each of the derivative transactions. The Company evaluates pricing variances among different pricing sources to ensure that the valuations utilized are reasonable. The Company also corroborates the reasonableness of the fair value estimates with analysis of trends of significant inputs, such as market interest rate curves. The Company performs due diligence in understanding the impact of any changes to the valuation techniques performed by proprietary pricing models before implementation, working closely with the third-party valuation service and reviewing the service’s control objectives at least annually. The Company corroborates the fair value of foreign exchange forward contracts through independent calculation of the fair value estimates.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. These assets include those associated with acquired businesses, including goodwill. For these assets, measurement at fair value in periods subsequent to the initial recognition of the assets may be applicable whenever one is tested for impairment. No impairments were recognized related to these assets for the years ended December 31, 2023 and 2022.

Financial Instruments Measured at Other Than Fair Value

The following tables disclose the estimated fair value of the Company’s financial assets and financial liabilities that are not required to be carried at fair value (dollars in millions):

Balance at December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Carrying Value
Assets
Amortized cost
Residential mortgage-backed securities - Agency	$—	$234	$—	$234	$253

Held-to-maturity investment securities	$—	$234	$—	$234	$253

Net loan receivables	$—	$—	$126,940	$126,940	$119,126

Carrying value approximates fair value(1)
Cash and cash equivalents	$11,685	$—	$—	$11,685	$11,685
Restricted cash	$43	$—	$—	$43	$43
Accrued interest receivables(2)	$—	$1,450	$—	$1,450	$1,450

Liabilities
Amortized cost
Time deposits(3)	$—	$45,333	$—	$45,333	$45,240
Short-term borrowings	$—	$750	$—	$750	$750

Long-term borrowings - owed to securitization investors	$—	$10,770	$65	$10,835	$10,993
Other long-term borrowings	$—	$9,469	$—	$9,469	$9,588

Long-term borrowings	$—	$20,239	$65	$20,304	$20,581

Carrying value approximates fair value(1)
Accrued interest payables(2)	$—	$421	$—	$421	$421

Balance at December 31, 2022
Assets
Amortized cost
Residential mortgage-backed securities - Agency	$—	$199	$—	$199	$221

Held-to-maturity investment securities	$—	$199	$—	$199	$221

Net loan receivables	$—	$—	$110,796	$110,796	$104,746

Carrying value approximates fair value(1)
Cash and cash equivalents	$8,856	$—	$—	$8,856	$8,856
Restricted cash	$41	$—	$—	$41	$41
Accrued interest receivables(2)	$—	$1,211	$—	$1,211	$1,211

Liabilities

Amortized cost
Time deposits(3)	$—	$32,710	$—	$32,710	$33,070

Long-term borrowings - owed to securitization investors	$—	$9,862	$84	$9,946	$10,259
Other long-term borrowings	$—	$9,468	$—	$9,468	$9,849

Long-term borrowings	$—	$19,330	$84	$19,414	$20,108

Carrying value approximates fair value(1)
Accrued interest payables(2)	$—	$308	$—	$308	$308

(1)	The carrying values of these assets and liabilities approximate fair value due to their short-term nature.
(2)

Accrued interest receivable and payable carrying values are presented as part of other assets and accrued expenses and other liabilities, respectively, in the Company’s consolidated statements of financial condition.

(3)	Excludes deposits without contractually defined maturities for all periods presented.

21.	Derivatives and Hedging Activities

The Company uses derivatives to manage its exposure to various financial risks. The Company does not enter into derivatives for trading or speculative purposes. Certain derivatives used to manage the Company’s exposure to foreign currency are not designated as hedges and do not qualify for hedge accounting.

Derivatives may give rise to counterparty credit risk, which generally is mitigated through collateral arrangements as described under the sub-heading “- Collateral Requirements and Credit-Risk Related Contingency Features.” The Company enters into derivative transactions with established dealers that meet minimum credit criteria established by the Company. All counterparties must be pre-approved before engaging in any transaction with the Company. The Company regularly monitors counterparties to ensure compliance with the Company’s risk policies and limits. In determining the counterparty credit risk valuation adjustment for the fair values of derivatives, if any, the Company considers collateral and legally enforceable master netting agreements that mitigate credit exposure to related counterparties.

All derivatives are recorded in other assets at their gross positive fair values and in accrued expenses and other liabilities at their gross negative fair values. See Note 20: Fair Value Measurements for a description of the valuation methodologies used for derivatives. Cash collateral amounts associated with derivative positions that are cleared through an exchange are legally characterized as settlement of the derivative positions. Such collateral amounts are reflected as offsets to the associated derivatives balances recorded in other assets or in accrued expenses and other liabilities. Other cash collateral posted and held balances are recorded in other assets and deposits, respectively, in the consolidated statements of financial condition. Collateral amounts recorded in the consolidated statements of financial condition are based on the net collateral posted or held position for each applicable legal entity’s master netting arrangement with each counterparty.

Derivatives Designated as Hedges

Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows arising from changes in interest rates, or other types of forecasted transactions, are considered cash flow hedges. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.

Cash Flow Hedges

The Company uses interest rate swaps to manage its exposure to variability in cash flows related to changes in interest rates on interest-earning assets and funding instruments. These interest rate swaps qualify for hedge accounting in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). At December 31, 2023 and 2022, the Company’s outstanding cash flow hedges primarily relate to interest receipts from credit card receivables and had an initial maximum period of five years and three years, respectively.

The change in the fair value of derivatives designated as cash flow hedges is recorded in OCI and is subsequently reclassified into earnings in the period that the hedged forecasted cash flows affect earnings. Amounts reported in AOCI related to derivatives at December 31, 2023, will be reclassified to interest income and interest expense as interest receipts and payments are accrued on the Company’s then outstanding credit card receivables and certain floating-rate debt, respectively. During the next 12 months, the Company estimates it will reclassify $79 million into pretax earnings related to its cash flow hedges.

Fair Value Hedges

The Company is exposed to changes in the fair value of its fixed-rate debt obligations due to changes in interest rates. The Company uses interest rate swaps to manage its exposure to changes in the fair value of certain fixed-rate long-term borrowings, including securitized debt and bank notes, attributable to changes in the respective benchmark rates. These interest rate swaps qualify as fair value hedges in accordance with ASC 815. Changes in the fair values of both (i) the derivatives and (ii) the hedged long-term borrowings attributable to the interest rate risk being hedged are recorded in interest expense and generally provide substantial offset to one another.

Derivatives Not Designated as Hedges

Foreign Exchange Forward Contracts

The Company has foreign exchange forward contracts that are economic hedges and are not designated as accounting hedges. The Company enters into foreign exchange forward contracts to manage foreign currency risk. Changes in the fair value of these contracts are recorded in other income on the consolidated statements of income.

Derivatives Cleared Through an Exchange

Cash variation margin payments on derivatives cleared through an exchange are legally considered settlement payments and are accounted for with corresponding derivative positions as one unit of account and not presented separately as collateral. With settlement payments on derivative positions cleared through this exchange reflected as offsets to the associated derivative asset and liability balances, the fair values of derivative instruments and collateral balances shown are generally reduced.

Derivatives Activity

The following table summarizes the fair value (including accrued interest) and outstanding notional amounts of derivative instruments and related collateral balances (dollars in millions):

	December 31,
	2023				2022
	Notional Amount	Number of Outstanding Derivative Contracts	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedges
Interest rate swaps - cash flow hedge	$10,650	17	$2	$—	$5,000	$1	$3
Interest rate swaps - fair value hedge	$8,650	10	2	—	$4,425	—	2
Derivatives not designated as hedges
Foreign exchange forward contracts(1)	$29	7	—	—	$25	—	—

Total gross derivative assets/liabilities(2)			4	—		1	5
Less: collateral held/posted(3)			—	—		—	(5)

Total net derivative assets/liabilities			$4	$—		$1	$—

(1)

The foreign exchange forward contracts have notional amounts of EUR 6 million, GBP 6 million, SGD 1 million, INR 1.1 billion and AUD 2 million as of December 31, 2023, and notional amounts of EUR 6 million, GBP 6 million, SGD 1 million, INR 788 million and AUD 2 million as of December 31, 2022.

(2)

In addition to the derivatives disclosed in the table, the Company enters into forward contracts to purchase when-issued mortgage-backed securities and tax exempt single family mortgage revenue bonds as part of its community reinvestment initiatives. At December 31, 2023, the Company had one outstanding contract with a total notional amount of $35 million and an immaterial fair value. At December 31, 2022, the Company had one outstanding contract with a total notional amount of $48 million and an immaterial fair value.

(3)	Collateral amounts, which consist of cash and investment securities, are limited to the related derivative asset/liability balance and do not include excess collateral received/pledged.

The following amounts were recorded on the statements of financial condition related to cumulative basis adjustments for fair value hedges (dollars in millions):

	December 31,
	2023		2022
	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustment (Decreasing) the Carrying Amount of Hedged Liabilities(1)	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustment (Decreasing) the Carrying Amount of Hedged Liabilities(1)
Long-term borrowings	$8,620	$—	$4,386	$(3)

(1)	The balance includes $12 million and $28 million of cumulative hedging adjustments related to discontinued hedging relationships as of December 31, 2023 and 2022, respectively.

The following table summarizes the impact of the derivative instruments on income and indicates where within the consolidated financial statements such impact is reported (dollars in millions):

	Location and Amount of (Losses) Gains Recognized on the Consolidated Statements of Income
	Interest Expense
	Long-Term Borrowings	Interest Income (Credit Card)	Other Income
For the Year Ended December 31, 2023
Total amounts of income and expense line items presented in the consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(855)	$14,438	$85

The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$9	$(91)	$—

(Losses) gains on fair value hedging relationships
(Losses) gains on hedged items	$(19)	$—	$—
(Losses) gains on interest rate swaps	(80)	—	—

Total (losses) gains on fair value hedging relationships	$(99)	$—	$—

For the Year Ended December 31, 2022
Total amounts of income and expense line items presented in the consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(606)	$10,632	$75

The effects of cash flow and fair value hedging
(Losses) gains on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$(2)	$(2)	$—

Gains (losses) on fair value hedging relationships
Gains on hedged items	$66	$—	$—
(Losses) gains on interest rate swaps	(70)	—	—

Total (losses) gains on fair value hedging relationships	$(4)	$—	$—

The effects of derivatives not designated in hedging relationships
Gains on derivatives not designated as hedges	$—	$—	$1

For the Year Ended December 31, 2021
Total amounts of income and expense line items presented in the consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(473)	$8,717	$66

The effects of cash flow and fair value hedging
(Losses) gains on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$(3)	$—	$—

Gains (losses) on fair value hedging relationships
Gains on hedged items	$246	$—	$—
(Losses) gains on interest rate swaps	(93)	—	—

Total gains on fair value hedging relationships	$153	$—	$—

For the impact of the derivative instruments on OCI, see Note 13: Accumulated Other Comprehensive Income.

Collateral Requirements and Credit-Risk Related Contingency Features

The Company has master netting arrangements and minimum collateral posting thresholds with its counterparties for its fair value and cash flow hedge interest rate swaps and foreign exchange forward contracts. The Company has not sought a legal opinion in relation to the enforceability of its master netting arrangements and, as such, does not report any of these positions on a net basis. Collateral is required by either the Company or its subsidiaries or the counterparty depending on the net fair value position of the derivatives held with that counterparty. These collateral receivable or payable amounts are generally not offset against the fair value of these derivatives but are recorded separately in other assets or deposits. Most of the Company’s cash collateral amounts relate to positions cleared through an exchange and are reflected as offsets to the associated derivatives balances recorded in other assets and accrued expenses and other liabilities.

The Company also has agreements with certain of its derivative counterparties that contain a provision under which the Company could be declared in default on any of its derivative obligations if the Company defaults on any of its indebtedness, including default where the lender has not accelerated repayment of the indebtedness.

22.	Segment Disclosures

The Company manages its business activities in two segments: Digital Banking and Payment Services.

•

Digital Banking: The Digital Banking segment includes Discover-branded credit cards issued to individuals on the Discover Network and other consumer products and services, including private student loans, personal loans, home loans and deposit products. The majority of Digital Banking revenues relate to interest income earned on the segment’s loan products. Additionally, the Company’s credit card products generate substantially all revenues related to discount and interchange, protection products and loan fee income.

•

Payment Services: The Payment Services segment includes PULSE, an ATM, debit and electronic funds transfer network; Diners Club, a global payments network; and the Company’s Network Partners business, which provides payment transaction processing and settlement services on the Discover Network. The majority of Payment Services revenues relate to transaction processing revenue from PULSE and royalty and licensee revenue from Diners Club.

The business segment reporting provided to and used by the Company’s chief operating decision-maker is prepared using the following principles and allocation conventions:

•	The Company aggregates operating segments when determining reportable segments.

•	Corporate overhead is not allocated between segments; all corporate overhead is included in the Digital Banking segment.

•

Through its operation of the Discover Network, the Digital Banking segment incurs fixed marketing, servicing and infrastructure costs that are not specifically allocated among the segments, except for an allocation of direct and incremental costs driven by the Company’s Payment Services segment.

•	The Company’s assets are not allocated among the operating segments in the information reviewed by the Company’s chief operating decision-maker.

•	The revenues of each segment are derived from external sources. The segments do not earn revenue from intercompany sources.

•	Income taxes are not specifically allocated between the operating segments in the information reviewed by the Company’s chief operating decision maker.

The following table presents segment data (dollars in millions):

	Digital Banking	Payment Services	Total
	(As Restated)		(As Restated)
For the Year Ended December 31, 2023
Interest income
Credit card loans	$14,438	$—	$14,438
Private student loans	1,033	—	1,033
Personal loans	1,156	—	1,156
Other loans	326	—	326
Other interest income	892	—	892

Total interest income	17,845	—	17,845
Interest expense	4,746	—	4,746

Net interest income	13,099	—	13,099
Provision for credit losses	6,018	—	6,018
Other income	2,245	450	2,695
Other expense	5,945	194	6,139

Income before income taxes	$3,381	$256	$3,637

For the Year Ended December 31, 2022
Interest income
Credit card loans	$10,632	$—	$10,632
Private student loans	831	—	831
Personal loans	872	—	872
Other loans	167	—	167
Other interest income	362	—	362

Total interest income	12,864	—	12,864
Interest expense	1,865	—	1,865

Net interest income	10,999	—	10,999
Provision for credit losses	2,359	—	2,359
Other income	2,041	176	2,217
Other expense	5,049	167	5,216

Income before income taxes	$5,632	$9	$5,641

For the Year Ended December 31, 2021
Interest income
Credit card loans	$8,717	$—	$8,717
Private student loans	742		742
Personal loans	878		878
Other loans	114		114
Other interest income	200		200

Total interest income	10,651		10,651
Interest expense	1,134		1,134

Net interest income	9,517		9,517
Provision for credit losses	218		218
Other income	1,701	789	2,490
Other expense	4,549	256	4,805

Income before income taxes	$6,451	$533	$6,984

23. Revenue from Contracts with Customers

ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), generally applies to the sales of any good or service for which no other specific accounting guidance is provided. ASC 606 defines a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The Company’s revenue that is subject to this model includes discount and interchange, protection products fees, transaction processing revenue and certain amounts classified as other income.

The following table presents revenue from contracts with customers disaggregated by business segment and reconciles revenue from contracts with customers to total other income (dollars in millions):

	Digital Banking	Payment Services	Total
	(As Restated)		(As Restated)
For the Year Ended December 31, 2023
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$1,294	$87	$1,381
Protection products revenue	172	—	172
Transaction processing revenue	—	303	303
Other income	16	69	85

Total other income subject to ASC 606(2)	1,482	459	1,941
Other income not subject to ASC 606
Loan fee income	763	—	763
Gains (losses) on equity investments	—	(9)	(9)

Total other income (loss) not subject to ASC 606	763	(9)	754

Total other income by operating segment	$2,245	$450	$2,695

For the Year Ended December 31, 2022
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$1,224	$79	$1,303
Protection products revenue	172	—	172
Transaction processing revenue	—	249	249
Other income	11	64	75

Total other income subject to ASC 606(2)	1,407	392	1,799
Other income not subject to ASC 606
Loan fee income	632	—	632
Gains (losses) on equity investments	2	(216)	(214)

Total other income not subject to ASC 606	634	(216)	418

Total other income by operating segment	$2,041	$176	$2,217

For the Year Ended December 31, 2021
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$1,071	$73	$1,144
Protection products revenue	165	—	165
Transaction processing revenue	—	227	227
Other income	—	66	66

Total other income subject to ASC 606(2)	1,236	366	1,602
Other income not subject to ASC 606
Loan fee income	464	—	464
Gains on equity investments	1	423	424

Total other income not subject to ASC 606	465	423	888

Total other income by operating segment	$1,701	$789	$2,490

(1)	Net of rewards, including Cashback Bonus rewards, of $3.1 billion, $3.0 billion and $2.5 billion for the years ended December 31, 2023, 2022 and 2021, respectively.
(2)	Excludes $15 million, $10 million and $2 million deposit product fees that are reported within net interest income for the years ended December 31, 2023, 2022 and 2021, respectively.

For a detailed description of the Company’s significant revenue recognition accounting policies, see Note 2: Summary of Significant Accounting Policies.

24. Related Party Transactions

In the ordinary course of business, the Company offers consumer financial products to its directors, executive officers and certain members of their families. These products are offered on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and these receivables are included in the loan receivables in the Company’s consolidated statements of financial condition. They were not material to the Company’s financial position or results of operations.

25. Parent Company Condensed Financial Information

The following Parent Company financial statements are provided in accordance with SEC rules, which require such disclosure when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets.

Discover Financial Services

(Parent Company Only)

Condensed Statements of Financial Condition

(dollars in millions)

	December 31,
	2023	2022
	(As Restated)	(As Restated)
Assets
Cash and cash equivalents(1)	$3,509	$3,155
Restricted cash	75	20
Notes receivable from subsidiaries(2)	1,650	1,759
Investment in bank subsidiary	12,340	11,279
Investments in non-bank subsidiaries	974	834
Other assets	871	811

Total assets	$19,419	$17,858

Liabilities and Stockholders’ Equity
Non-interest-bearing deposit accounts	$2	$2
Short-term borrowings from subsidiaries	390	115
Long-term borrowings	4,469	3,487
Accrued expenses and other liabilities	323	359

Total liabilities	5,184	3,963
Stockholders’ equity	14,235	13,895

Total liabilities and stockholders’ equity	$19,419	$17,858

(1)

The Parent Company had $3.5 billion and $3.1 billion in a money market deposit account at Discover Bank as of December 31, 2023 and 2022, respectively, which is included in cash and cash equivalents. These funds are available to the Parent for liquidity purposes.

(2)	The Parent Company had a balance of $1.3 billion representing advances to Discover Bank as of December 31, 2023 and 2022, which is included in notes receivable from subsidiaries.

Discover Financial Services

(Parent Company Only)

Condensed Statements of Comprehensive Income

(dollars in millions)

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
Interest income	$240	$98	$33
Interest expense	189	189	199

Net interest expense	51	(91)	(166)
Dividends from bank subsidiary	1,700	4,000	3,250
Dividends from non-bank subsidiaries	11	688	—
Other income	4	—	—

Total income	1,766	4,597	3,084
Other expense	(2)	6	10

Income before income tax benefit and equity in undistributed net income of subsidiaries	1,768	4,591	3,074
Income tax benefit (expense)	(7)	25	25
Equity in undistributed net income of subsidiaries	1,035	(300)	2,289

Net income	2,796	4,316	5,388
Other comprehensive (loss) income, net	114	(245)	(139)

Comprehensive income	$2,910	$4,071	$5,249

Discover Financial Services

(Parent Company Only)

Condensed Statements of Cash Flows

(dollars in millions)

	For the Years Ended December 31,
	2023	2022	2021
	(As Restated)	(As Restated)	(As Restated)
Cash flows provided by operating activities
Net income	$2,796	$4,316	$5,388
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(1,035)	300	(2,289)
Non-cash dividend from subsidiary	(11)	(188)	—
Stock-based compensation expense	74	89	103
Deferred income taxes	2	(8)	(13)
Depreciation and amortization	4	32	47
Net gains on investments and other assets	(4)	—	—
Changes in assets and liabilities:
Increase in other assets	(65)	(143)	(91)
(Decrease) increase in accrued expenses and other liabilities	(41)	27	24

Net cash provided by operating activities	1,720	4,425	3,169

Cash flows (used for) provided by investing activities(1)
Return of capital from sale of subsidiary	2	—	—
Decrease (increase) in loans to subsidiaries	109	(982)	114
Proceeds from sale of subsidiary	3	—	—

Net cash provided by (used for) investing activities	114	(982)	114

Cash flows used for financing activities
Net increase (decrease) in short-term borrowings from subsidiaries	275	(324)	156
Proceeds from issuance of common stock	12	10	9
Proceeds from issuance of long-term borrowings	993	740	—
Maturities and repayment of long-term borrowings	(15)	(834)	(172)
Purchases of treasury stock	(1,938)	(2,359)	(2,260)
Dividends paid on common and preferred stock	(752)	(703)	(636)

Net cash used for financing activities	(1,425)	(3,470)	(2,903)

Increase (decrease) in cash, cash equivalents and restricted cash	409	(27)	380
Cash, cash equivalents and restricted cash, at beginning of period	3,175	3,202	2,822

Cash, cash equivalents and restricted cash, at end of period	$3,584	$3,175	$3,202

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$3,509	$3,155	$3,182
Restricted cash	75	20	20

Cash, cash equivalents and restricted cash, at end of period	$3,584	$3,175	$3,202

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest expense	$175	$159	$156
Income taxes, net of income tax refunds	$22	$(39)	$(70)

(1)

Subsequent to the issuance of the audited financial statements for the year ended December 31, 2021, the Company identified an immaterial classification error within cash flows (used for)/provided by investing activities. The correction of this error had no impact on the net cash (used for)/provided by investing activities. Management has evaluated the materiality of this misstatement and concluded it was not material to the prior period.

26. Restatement of Annual Financial Statements

In connection with the card product misclassification described in Note 1: Background and Basis of Presentation – Restatement of Financial Statements, the Company determined that corrections to the financial statements for the impacts of the card product misclassification were required for all impacted periods presented in this Form 10-K/A. The Company has made these corrections to the recognition of discount and interchange revenue, other expense and income tax expense, as well as the related impacts to assets, liabilities and retained earnings in the current and prior periods presented in this Form 10-K/A. Assets were impacted by adjustments to deferred tax assets, and liabilities were impacted by an adjustment to the liability for estimated refunds to merchants and merchant acquirers.

The restatement impacts to the Company’s consolidated statements of financial condition were as shown below (dollars in millions):

	December 31, 2023			December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Assets
Other assets	$5,667	$191	$5,858	$4,597	$145	$4,742

Total assets	$151,522	$191	$151,713	$131,706	$145	$131,851

Liabilities and Stockholders’ Equity Liabilities
Liabilities
Accrued expenses and other liabilities	$6,432	$784	$7,216	$5,618	$594	$6,212

Total liabilities	$136,694	$784	$137,478	$117,362	$594	$117,956

Stockholders’ Equity
Retained earnings	$30,448	$(593)	$29,855	$28,207	$(449)	$27,758
Total stockholders’ equity	$14,828	$(593)	$14,235	$14,344	$(449)	$13,895

Total liabilities and stockholders’ equity	$151,522	$191	$151,713	$131,706	$145	$131,851

The restatement impacts to the Company’s consolidated statements of income were as shown below (dollars in millions, except for share amounts):

	For the Year Ended December 31, 2023			For the Year Ended December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$1,447	$(66)	$1,381	$1,380	$(77)	$1,303

Total other income	$2,761	$(66)	$2,695	$2,294	$(77)	$2,217
Other expense
Other expense	$680	$123	$803	$540	$—	$540

Total other expense	$6,016	$123	$6,139	$5,216	$—	$5,216

Income before income taxes	$3,826	$(189)	$3,637	$5,718	$(77)	$5,641
Income tax expense	$886	$(45)	$841	$1,344	$(19)	$1,325

Net income	$2,940	$(144)	$2,796	$4,374	$(58)	$4,316

Net income allocated to common stockholders	$2,859	$(144)	$2,715	$4,286	$(58)	$4,228

Basic earnings per common share	$11.27	$(0.56)	$10.71	$15.45	$(0.20)	$15.25
Diluted earnings per common share	$11.26	$(0.56)	$10.70	$15.44	$(0.21)	$15.23

	For the Year Ended December 31, 2021
	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$1,188	$(44)	$1,144

Total other income	$2,534	$(44)	$2,490
Income before income taxes	$7,028	$(44)	$6,984
Income tax expense	$1,606	$(10)	$1,596

Net income	$5,422	$(34)	$5,388

Net income allocated to common stockholders	$5,323	$(34)	$5,289

Basic earnings per common share	$17.75	$(0.11)	$17.64
Diluted earnings per common share	$17.74	$(0.11)	$17.63

The restatement impacts to the Company’s consolidated statements of comprehensive income were as shown below (dollars in millions):

	For the Year Ended December 31, 2023			For the Year Ended December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$2,940	$(144)	$2,796	$4,374	$(58)	$4,316

Comprehensive income	$3,054	$(144)	$2,910	$4,129	$(58)	$4,071

	For the Year Ended December 31, 2021
	As Previously Reported	Restatement Impacts	As Restated
Net income	$5,422	$(34)	$5,388

Comprehensive income	$5,283	$(34)	$5,249

The restatement impacts to the Company’s consolidated statements of changes in stockholders’ equity were as shown below (dollars in millions):

	Retained Earnings	Total Stockholders’ Equity
As Previously Reported
For the Year Ended December 31, 2021
Balance at December 31, 2020	$19,754	$10,683
Net income	$5,422	$5,422

Balance at December 31, 2021	$24,538	$13,180

Restatement Impacts
For the Year Ended December 31, 2021
Balance at December 31, 2020	$(357)	$(357)
Net income	$(34)	$(34)

Balance at December 31, 2021	$(391)	$(391)

As Restated
For the Year Ended December 31, 2021
Balance at December 31, 2020	$19,397	$10,326
Net income	$5,388	$5,388

Balance at December 31, 2021	$24,147	$12,789

As Previously Reported
For the Year Ended December 31, 2022
Balance at December 31, 2021	$24,538	$13,180
Net income	$4,374	$4,374

Balance at December 31, 2022	$28,207	$14,344

Restatement Impacts
For the Year Ended December 31, 2022
Balance at December 31, 2021	$(391)	$(391)
Net income	$(58)	$(58)

Balance at December 31, 2022	$(449)	$(449)

As Restated
For the Year Ended December 31, 2022
Balance at December 31, 2021	$24,147	$12,789
Net income	$4,316	$4,316

Balance at December 31, 2022	$27,758	$13,895

As Previously Reported
For the Year Ended December 31, 2023
Balance at December 31, 2022	$28,207	$14,344
Net income	$2,940	$2,940

Balance at December 31, 2023	$30,448	$14,828

Restatement Impacts
For the Year Ended December 31, 2023
Balance at December 31, 2022	$(449)	$(449)
Net income	$(144)	$(144)

Balance at December 31, 2023	$(593)	$(593)

	Retained Earnings	Total Stockholders’ Equity
As Restated
For the Year Ended December 31, 2023
Balance at December 31, 2022	$27,758	$13,895
Net income	$2,796	$2,796

Balance at December 31, 2023	$29,855	$14,235

The restatement impacts to the Company’s consolidated statements of cash flows were as shown below (dollars in millions):

	For the Year Ended December 31, 2023			For the Year Ended December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$2,940	$(144)	$2,796	$4,374	$(58)	$4,316
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	$(626)	$(45)	$(671)	$(433)	$(19)	$(452)
Changes in assets and liabilities:
Increase in accrued expenses and liabilities	$739	$189	$928	$1,104	$77	$1,181

Net cash provided by operating activities	$8,563	$—	$8,563	$7,140	$—	$7,140

	For the Year Ended December 31, 2021
	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$5,422	$(34)	$5,388
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	$318	$(10)	$308
Changes in assets and liabilities:
Increase in accrued expenses and liabilities	$446	$44	$490

Net cash provided by operating activities	$6,019	$—	$6,019

The following tables present the impacts of the restatement related to the card product misclassification on the Parent Company’s financial statements.

The restatement impacts to the Parent Company’s condensed statements of financial condition were as shown below (dollars in millions):

	December 31, 2023			December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Investment in bank subsidiary(1)	$12,791	$(451)	$12,340	$11,685	$(406)	$11,279
Investments in nonbank subsidiaries(1)	$1,116	$(142)	$974	$877	$(43)	$834

Total assets	$20,012	$(593)	$19,419	$18,307	$(449)	$17,858

Liabilities and Stockholders’ Equity
Stockholders’ equity	$14,828	$(593)	$14,235	$14,344	$(449)	$13,895

stockholders’ equity	$20,012	$(593)	$19,419	$18,307	$(449)	$17,858

The restatement impacts to the Parent Company’s condensed statements of income and the related impacts to the condensed statements of comprehensive income were as shown below (dollars in millions):

	For the Year Ended December 31, 2023			For the Year Ended December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Equity in undistributed net income of subsidiaries	$1,179	$(144)	$1,035	$(242)	$(58)	$(300)

Net income	$2,940	$(144)	$2,796	$4,374	$(58)	$4,316

Comprehensive income	$3,054	$(144)	$2,910	$4,129	$(58)	$4,071

	For the Year Ended December 31, 2021
	As Previously Reported	Restatement Impacts	As Restated
Equity in undistributed net income of subsidiaries	$2,323	$(34)	$2,289

Net income	$5,422	$(34)	$5,388

Comprehensive income	$5,283	$(34)	$5,249

The restatement impacts to the Parent Company’s condensed statements of cash flows were as shown below (dollars in millions):

	For the Year Ended December 31, 2023			For the Year Ended December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$2,940	$(144)	$2,796	$4,374	$(58)	$4,316
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	$(1,179)	$144	$(1,035)	$(1,035)	$58	$300

Net cash provided by operating activities	$1,720	$—	$1,720	$4,425	$—	$4,425

	For the Year Ended December 31, 2021
	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$5,422	$(34)	$5,388
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	$(2,323)	$34	$(2,289)

Net cash provided by operating activities	$3,169	$—	$3,169

27. Subsequent Events

On February 19, 2024, the Company and Capital One Financial Corporation jointly announced that they entered into an agreement and plan of merger (the “Merger Agreement”), under which the companies will combine in an all-stock merger, which values Discover at $35.3 billion. Under the terms of the Merger Agreement, holders of Discover common stock will receive 1.0192 shares of Capital One common stock for each share of Discover common stock they own. Capital One shareholders will own approximately 60% of the combined company and Discover shareholders will own approximately 40% of the combined company. The Merger Agreement contains customary representations and warranties, covenants and closing conditions. The Board of Directors of the combined company will have fifteen directors, consisting of the current twelve Capital One Board members and three of the Company’s Board members to be named at a later date.

28. Restated Information for Prior Period Quarterly Financial Statements (Unaudited)

In connection with the card product misclassification described in Note 1: Background and Basis of Presentation – Restatement of Financial Statements, the Company determined that corrections to the unaudited condensed consolidated financial statements for the impacts of the card product misclassification were required for all impacted periods previously included in each of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023. Unaudited condensed consolidated financial statements as of and for the quarterly period ended March 31, 2023 were originally restated in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023. The Company has made these corrections to the recognition of discount and interchange revenue, other expense and income tax expense, as well as the related impacts to assets, liabilities and retained earnings for the periods described herein. Assets were impacted by adjustments to deferred tax assets, and liabilities were impacted by an adjustment to the liability for estimated refunds to merchants and merchant acquirers.

The restatement impacts to the Company’s condensed consolidated statements of financial condition were as shown below (dollars in millions):

	March 31, 2023			June 30, 2023
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Assets
Other assets	$4,461	$149	$4,610	$4,822	$153	$4,975

Total assets	$133,141	$149	$133,290	$138,082	$153	$138,235
Liabilities and Stockholders’ Equity Liabilities
Accrued expenses and other liabilities	$5,178	$611	$5,789	$4,963	$627	$5,590

Total liabilities	$119,081	$611	$119,692	$124,226	$627	$124,853
Stockholders’ Equity
Retained earnings	$29,037	$(462)	$28,575	$29,761	$(474)	$29,287
Total stockholders’ equity	$14,060	$(462)	$13,598	$13,856	$(474)	$13,382

Total liabilities and stockholders’ equity	$133,141	$149	$133,290	$138,082	$153	$138,235

	September 30, 2023
	As Previously Reported	Restatement Impacts	As Restated
Assets
Other assets	$5,513	$183	$5,696

Total assets	$143,432	$183	$143,615

Liabilities and Stockholders’ Equity Liabilities
Accrued expenses and other liabilities	$5,710	$754	$6,464

Total liabilities	$129,196	$754	$129,950
Stockholders’ Equity
Retained earnings	$30,236	$(571)	$29,665
Total stockholders’ equity	$14,236	$(571)	$13,665

Total liabilities and stockholders’ equity	$143,432	$183	$143,615

The restatement impacts to the Company’s condensed consolidated statements of income were as shown below (dollars in millions, except for share amounts):

	For the Three Months Ended March 31, 2023			For the Three Months Ended March 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$330	$(16)	$314	$309	$(19)	$290

Total other income	$610	$(16)	$594	$412	$(19)	$393
Income before income taxes	$1,257	$(16)	$1,241	$1,607	$(19)	$1,588
Income tax expense	$289	$(3)	$286	$373	$(4)	$369

Net income	$968	$(13)	$955	$1,234	$(15)	$1,219

Net income allocated to common stockholders	$931	$(13)	$918	$1,197	$(15)	$1,182

Basic earnings per common share	$3.55	$(0.05)	$3.50	$4.20	$(0.05)	$4.15
Diluted earnings per common share	$3.55	$(0.05)	$3.50	$4.20	$(0.06)	$4.14

	For the Three Months Ended June 30, 2023			For the Three Months Ended June 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$370	$(17)	$353	$379	$(19)	$360

Total other income	$701	$(17)	$684	$603	$(19)	$584
Income before income taxes	$1,169	$(17)	$1,152	$1,441	$(19)	$1,422
Income tax expense	$268	$(5)	$263	$338	$(4)	$334

Net income	$901	$(12)	$889	$1,103	$(15)	$1,088

Net income allocated to common stockholders	$895	$(12)	$883	$1,097	$(15)	$1,082

Basic earnings per common share	$3.54	$(0.05)	$3.49	$3.93	$(0.05)	$3.88
Diluted earnings per common share	$3.54	$(0.05)	$3.49	$3.93	$(0.06)	$3.87

	For the Six Months Ended June 30, 2023			For the Six Months Ended June 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$700	$(33)	$667	$688	$(38)	$650

Total other income	$1,311	$(33)	$1,278	$1,015	$(38)	$977
Income before income taxes	$2,426	$(33)	$2,393	$3,048	$(38)	$3,010
Income tax expense	$557	$(8)	$549	$712	$(9)	$703

Net income	$1,869	$(25)	$1,844	$2,336	$(29)	$2,307

Net income allocated to common stockholders	$1,826	$(25)	$1,801	$2,293	$(29)	$2,264

Basic earnings per common share	$7.09	$(0.09)	$7.00	$8.13	$(0.10)	$8.03
Diluted earnings per common share	$7.09	$(0.10)	$6.99	$8.12	$(0.10)	$8.02

	For the Three Months Ended September 30, 2023			For the Three Months Ended September 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$377	$(17)	$360	$335	$(19)	$316

Total other income	$722	$(17)	$705	$625	$(19)	$606
Other expense
Other expense	$144	$110	$254	$154	$—	$154

Total other expense	$1,454	$110	$1,564	$1,368	$—	$1,368

Income before income taxes	$888	$(127)	$761	$1,327	$(19)	$1,308
Income tax expense	$205	$(30)	$175	$314	$(4)	$310

	For the Three Months Ended September 30, 2023			For the Three Months Ended September 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$683	$(97)	$586	$1,013	$(15)	$998

Net income allocated to common stockholders	$647	$(97)	$550	$975	$(15)	$960

Basic earnings per common share	$2.59	$(0.38)	$2.21	$3.57	$(0.06)	$3.51
Diluted earnings per common share	$2.59	$(0.38)	$2.21	$3.56	$(0.05)	$3.51

	For the Nine Months Ended September 30, 2023			For the Nine Months Ended September 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$1,077	$(50)	$1,027	$1,023	$(57)	$966

Total other income	$2,033	$(50)	$1,983	$1,640	$(57)	$1,583
Other expense
Other expense	$430	$110	$540	$386	$—	$386

Total other expense	$4,241	$110	$4,351	$3,721	$—	$3,721

Income before income taxes	$3,314	$(160)	$3,154	$4,375	$(57)	$4,318
Income tax expense	$762	$(38)	$724	$1,026	$(13)	$1,013

Net income	$2,552	$(122)	$2,430	$3,349	$(44)	$3,305

Net income allocated to common stockholders	$2,473	$(122)	$2,351	$3,267	$(44)	$3,223

Basic earnings per common share	$9.70	$(0.47)	$9.23	$11.70	$(0.15)	$11.55
Diluted earnings per common share	$9.69	$(0.47)	$9.22	$11.69	$(0.15)	$11.54

	For the Three Months Ended December 31, 2023			For the Three Months Ended December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$370	$(16)	$354	$357	$(20)	$337

Total other income	$728	$(16)	$712	$654	$(20)	$634
Other expense
Other expense	$250	$13	$263	$154	$—	$154

Total other expense	$1,775	$13	$1,788	$1,495	$—	$1,495

Income before income taxes	$512	$(29)	$483	$1,343	$(20)	$1,323
Income tax expense	$124	$(7)	$117	$318	$(6)	$312

Net income	$388	$(22)	$366	$1,025	$(14)	$1,011

Net income allocated to common stockholders	$386	$(22)	$364	$1,019	$(14)	$1,005

Basic earnings per common share	$1.54	$(0.09)	$1.45	$3.74	$(0.05)	$3.69
Diluted earnings per common share	$1.54	$(0.09)	$1.45	$3.74	$(0.06)	$3.68

The restatement impacts to the Company’s condensed consolidated statements of comprehensive income were as shown below (dollars in millions):

	For the Three Months Ended March 31, 2023			For the Three Months Ended March 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$968	$(13)	$955	$1,234	$(15)	$1,219

Comprehensive income	$1,072	$(13)	$1,059	$1,115	$(15)	$1,100

	For the Three Months Ended June 30, 2023			For the Three Months Ended June 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$901	$(12)	$889	$1,103	$(15)	$1,088

Comprehensive income	$666	$(12)	$654	$1,065	$(15)	$1,050

	For the Six Months Ended June 30, 2023			For the Six Months Ended June 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$1,869	$(25)	$1,844	$2,336	$(29)	$2,307

Comprehensive income	$1,738	$(25)	$1,713	$2,179	$(29)	$2,150

	For the Three Months Ended September 30, 2023			For the Three Months Ended September 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$683	$(97)	$586	$1,013	$(15)	$998

Comprehensive income	$580	$(97)	$483	$911	$(15)	$896

	For the Nine Months Ended September 30, 2023			For the Nine Months Ended September 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$2,552	$(122)	$2,430	$3,349	$(44)	$3,305

Comprehensive income	$2,318	$(122)	$2,196	$3,090	$(44)	$3,046

	For the Three Months Ended December 31, 2023			For the Three Months Ended December 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$388	$(22)	$366	$1,025	$(14)	$1,011

Comprehensive income	$736	$(22)	$714	$1,039	$(14)	$1,025

The restatement impacts to the Company’s condensed consolidated statements of cash flows were as shown below (dollars in millions):

	For the Three Months Ended March 31, 2023			For the Three Months Ended March 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$968	$(13)	$955	$1,234	$(15)	$1,219
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	$(115)	$(4)	$(119)	$(13)	$(4)	$(17)
Changes in assets and liabilities:
Increase in accrued expenses and liabilities	$(376)	$17	$(359)	$230	$19	$249

Net cash provided by operating activities	$1,791	$—	$1,791	$1,734	$—	$1,734

	For the Six Months Ended June 30, 2023			For the Six Months Ended June 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$1,869	$(25)	$1,844	$2,336	$(29)	$2,307
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	$(269)	$(8)	$(277)	$(145)	$(9)	$(154)
Changes in assets and liabilities:

	For the Six Months Ended June 30, 2023			For the Six Months Ended June 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Increase in accrued expenses and liabilities	$(812)	$33	$(779)	$323	$38	$361

Net cash provided by operating activities	$3,298	$—	$3,298	$3,346	$—	$3,346

	For the Nine Months Ended September 30, 2023			For the Nine Months Ended September 30, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$2,552	$(122)	$2,430	$3,349	$(44)	$3,305
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	$(470)	$(38)	$(508)	$(317)	$(14)	$(331)
Changes in assets and liabilities:
Increase in accrued expenses and liabilities	$(190)	$160	$(30)	$325	$58	$383

Net cash provided by operating activities	$5,687	$—	$5,687	$4,965	$—	$4,965

Glossary of Acronyms

• AI: Artificial Intelligence	• FASB: Financial Accounting Standards Board

• ALCO: Asset and Liability Management Committee	• FDIA: Federal Deposit Insurance Act

• AOCI: Accumulated Other Comprehensive Income (Loss)	• FDIC: Federal Deposit Insurance Corporation

• ASC: Accounting Standards Codification	• FFIEC: Federal Financial Institutions Examination Council

• ASU: Accounting Standards Update	• FHLB: Federal Home Loan Bank

• ATM: Automated Teller Machine	• FRB: Federal Reserve Board

• BCBS: Basel Committee on Banking Supervision	• GAAP: Accounting Principles Generally Accepted in the United States

• BTFP: Bank Term Funding Program	• GLBA: Gramm-Leach-Bliley Act

• CCAR: Comprehensive Capital Analysis and Review	• IRM: Information Risk Management

• CCPA: California Consumer Privacy Act	• KRI: Key Risk Indicator

• CECL: Current Expected Credit Loss	• LFI: Large Financial Institution

• CEO: Chief Executive Officer	• LIBOR: London Interbank Offered Rate

• CET1: Common Equity Tier 1	• NPI: Nonpublic Personal Information

• CFO: Chief Financial Officer	• OCC: Office of the Comptroller of the Currency

• CFPB: Consumer Financial Protection Bureau	• OCI: Other Comprehensive Income (Loss)

• CIO: Chief Information Officer	• PCAOB: Public Company Accounting Oversight Board

• CISO: Chief Information Security Officer	• POS: Point-of-sale

• CLDC: Compensation and Leadership Development Committee	• PSU: Performance Stock Unit

• CME: Chicago Mercantile Exchange	• Repo: Repurchase Agreement

• CODM: Chief Operating Decision Maker	• RMBS: Residential Mortgage-Backed Securities

• COSO: Committee of Sponsoring Organizations of the Treadway Commission	• RSU: Restricted Stock Unit

• CPPA: California Privacy Protection Agency	• SCB: Stress Capital Buffer

• CPRA: California Privacy Rights Act	• SEC: Securities and Exchange Commission

• CRM: Corporate Risk Management	• SOFR: Secured Overnight Financing Rate

• CRO: Chief Risk Officer	• TDR: Troubled Debt Restructuring

• DCENT: Discover Card Execution Note Trust	• TIRC: Technology and Information Risk Committee

• DCMT: Discover Card Master Trust	• UDAAP: Unfair, Deceptive or Abusive Acts or Practices

• DE&I: Diversity, Equity and Inclusion	• U.S.: United States of America

• DFS: Discover Financial Services	• USD: United States Dollar

• DRR: Designated Reserve Ratio	• U.S. GSE: Government-sponsored Enterprise of the U.S.

• EPS: Earnings Per Share	• VIE: Variable Interest Entity

• ESG: Environmental, Social and Governance	• VP-ISTR: VP, Information Security and Technology Risk

• EWI: Early Warning Indicator

Exhibit 99.3

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Financial Condition (unaudited)

(dollars in millions, except for share amounts)

	March 31, 2024	December 31, 2023
	(As Restated)	(As Restated)
Assets
Cash and cash equivalents	$14,004	$11,685
Restricted cash	439	43
Investment securities (includes available-for-sale securities of $13,261 and $13,402 reported at fair value with associated amortized cost of $13,439 and $13,451 at March 31, 2024 and December 31, 2023, respectively)	13,522	13,655
Loan receivables
Loan receivables	126,555	128,409
Allowance for credit losses	(9,258)	(9,283)

Net loan receivables	117,297	119,126
Premises and equipment, net	1,107	1,091
Goodwill	255	255
Other assets	6,083	5,858

Total assets	$152,707	$151,713

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Interest-bearing deposit accounts	$108,930	$107,493
Non-interest bearing deposit accounts	1,500	1,438

Total deposits	110,430	108,931
Short-term borrowings	—	750
Long-term borrowings	20,475	20,581
Accrued expenses and other liabilities	7,132	7,216

Total liabilities	138,037	137,478
Commitments, contingencies and guarantees (Notes 9, 12 and 13)
Stockholders’ Equity
Common stock, par value $0.01 per share; 2,000,000,000 shares authorized; 571,594,531 and 570,837,720 shares issued at March 31, 2024 and December 31, 2023, respectively	6	6
Preferred stock, par value $0.01 per share; 200,000,000 shares authorized; 10,700 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	1,056	1,056
Additional paid-in capital	4,578	4,553
Retained earnings	30,461	29,855
Accumulated other comprehensive loss	(393)	(225)
Treasury stock, at cost; 320,996,125 and 320,734,860 shares at March 31, 2024 and December 31, 2023, respectively	(21,038)	(21,010)

Total stockholders’ equity	14,670	14,235

Total liabilities and stockholders’ equity	$152,707	$151,713

See Notes to the Condensed Consolidated Financial Statements.

1

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Financial Condition (unaudited)

(dollars in millions, except for share amounts)

The table below presents the carrying amounts of certain assets and liabilities of Discover Financial Services’ consolidated variable interest entities (“VIEs”), which are included in the condensed consolidated statements of financial condition above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts for which creditors have recourse to the general credit of Discover Financial Services.

	March 31, 2024	December 31, 2023
Assets
Restricted cash	$439	$43
Loan receivables	$29,192	$30,590
Allowance for credit losses allocated to securitized loan receivables	$(1,323)	$(1,347)
Other assets	$4	$3
Liabilities
Short- and long-term borrowings	$10,933	$11,743
Accrued expenses and other liabilities	$17	$19

See Notes to the Condensed Consolidated Financial Statements.

2

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Income (unaudited)

(dollars in millions, except for share amounts)

	For the Three Months Ended March 31,
	2024	2023
	(As Restated)	(As Restated)
Interest income
Credit card loans	$3,938	$3,321
Other loans	712	564
Investment securities	124	101
Other interest income	174	91

Total interest income	4,948	4,077
Interest expense
Deposits	1,210	756
Short-term borrowings	6	—
Long-term borrowings	245	189

Total interest expense	1,461	945

Net interest income	3,487	3,132
Provision for credit losses	1,497	1,102

Net interest income after provision for credit losses	1,990	2,030
Other income
Discount and interchange revenue, net	321	314
Protection products revenue	42	43
Loan fee income	200	166
Transaction processing revenue	87	67
Gains (losses) on equity investments	—	(18)
Other income	23	22

Total other income	673	594
Other expense
Employee compensation and benefits	671	625
Marketing and business development	250	241
Information processing and communications	163	139
Professional fees	292	232
Premises and equipment	20	22
Other expense	148	124

Total other expense	1,544	1,383

Income before income taxes	1,119	1,241
Income tax expense	268	286

Net income	$851	$955

Net income allocated to common stockholders	$813	$918

Basic earnings per common share	$3.25	$3.50
Diluted earnings per common share	$3.25	$3.50

See Notes to the Condensed Consolidated Financial Statements.

3

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Comprehensive Income (unaudited)

(dollars in millions)

	For the Three Months Ended March 31,
	2024	2023
	(As Restated)	(As Restated)
Net income	$851	$955
Other comprehensive (loss) income, net of tax
Unrealized (losses) gains on available-for-sale investment securities, net of tax	(97)	92
Unrealized (losses) gains on cash flow hedges, net of tax	(71)	12

Other comprehensive (loss) income	(168)	104

Comprehensive income	$683	$1,059

See Notes to the Condensed Consolidated Financial Statements.

4

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

(dollars in millions, shares in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
For the Three Months Ended March 31, 2023
Balance at December 31, 2022 (As Restated)	11	$1,056	569,689	$6	$4,468	$27,758	$(339)	$(19,054)	$13,895
Cumulative effect of ASU No. 2022-02 adoption	—	—	—	—	—	52	—	—	52
Net income (As Restated)	—	—	—	—	—	955	—	—	955
Other comprehensive income	—	—	—	—	—	—	104	—	104
Purchases of treasury stock	—	—	—	—	—	—	—	(1,243)	(1,243)
Common stock issued under employee benefit plans	—	—	29	—	3	—	—	—	3
Common stock issued and stock-based compensation expense	—	—	742	—	22	—	—	—	22
Dividends – common stock ($0.60 per share)	—	—	—	—	—	(159)	—	—	(159)
Dividends – Series C preferred stock ($2,750 per share)	—	—	—	—	—	(16)	—	—	(16)
Dividends – Series D preferred stock ($3,062.50 per share)	—	—	—	—	—	(15)	—	—	(15)

Balance at March 31, 2023 (As Restated)	11	$1,056	570,460	$6	$4,493	$28,575	$(235)	$(20,297)	$13,598

For the Three Months Ended March 31, 2024
Balance at December 31, 2023 (As Restated)	11	$1,056	570,838	$6	$4,553	$29,855	$(225)	$(21,010)	$14,235
Cumulative effect of ASU No. 2023-02 adoption	—	—	—	—	—	(37)	—	—	(37)
Net income (As Restated)	—	—	—	—	—	851	—	—	851
Other comprehensive loss	—	—	—	—	—	—	(168)	—	(168)
Purchases of treasury stock	—	—	—	—	—	—	—	(28)	(28)
Common stock issued under employee benefit plans	—	—	25	—	3	—	—	—	3
Common stock issued and stock-based compensation expense	—	—	732	—	22	—	—	—	22
Dividends – common stock ($0.70 per share)	—	—	—	—	—	(177)	—	—	(177)
Dividends – Series C preferred stock ($2,750 per share)	—	—	—	—	—	(16)	—	—	(16)
Dividends – Series D preferred stock (3,062.50 per share)	—	—	—	—	—	(15)	—	—	(15)

Balance at March 31, 2024 (As Restated)	11	$1,056	571,595	$6	$4,578	$30,461	$(393)	$(21,038)	$14,670

See Notes to the Condensed Consolidated Financial Statements.

5

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Cash Flows (unaudited)

(dollars in millions)

	For the Three Months Ended March 31,
	2024	2023
	(As Restated)	(As Restated)
Cash flows provided by operating activities
Net income	$851	$955
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	1,497	1,102
Deferred income taxes	(27)	(119)
Depreciation and amortization	96	129
Amortization of deferred revenues	(123)	(105)
Net losses on investments and other assets	16	30
Other, net	29	25
Changes in assets and liabilities:
(Increase) decrease in other assets	(246)	133
Decrease in accrued expenses and other liabilities	(250)	(359)

Net cash provided by operating activities	1,843	1,791

Cash flows provided by (used for) investing activities
Maturities of available-for-sale investment securities	522	402
Purchases of available-for-sale investment securities	(475)	(285)
Maturities of held-to-maturity investment securities	4	3
Purchases of held-to-maturity investment securities	(12)	(13)
Net change in principal on loans originated for investment	398	(1,245)
Proceeds from the sale of other investments	1	1
Purchases of other investments	(9)	(16)
Purchases of premises and equipment	(71)	(76)

Net cash provided by (used for) investing activities	358	(1,229)

Cash flows provided by (used for) financing activities
Net change in short-term borrowings	(750)	—
Net change in deposits	1,488	4,088
Maturities and repayment of securitized debt	(4)	(1,180)
Maturities and repayments of other long-term borrowings	(1)	(800)
Proceeds from issuance of common stock	3	3
Purchases of treasury stock	(28)	(1,232)
Dividends paid on common and preferred stock	(194)	(175)

Net cash provided by financing activities	514	704

Net increase in cash, cash equivalents and restricted cash	2,715	1,266
Cash, cash equivalents and restricted cash, at the beginning of the period	11,728	8,897

Cash, cash equivalents and restricted cash, at the end of the period	$14,443	$10,163

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$14,004	$10,130
Restricted cash	439	33

Cash, cash equivalents and restricted cash, at the end of the period	$14,443	$10,163

See Notes to the Condensed Consolidated Financial Statements.

6

Notes to the Condensed Consolidated Financial Statements

(unaudited)

1.	Background and Basis of Presentation

Description of Business

Discover Financial Services (“DFS” or the “Company”) is a digital banking and payment services company. The Company is a bank holding company under the Bank Holding Company Act of 1956 and a financial holding company under the Gramm-Leach-Bliley Act. Therefore, the Company is subject to oversight, regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Company provides digital banking products and services and payment services through its subsidiaries. The Company offers its customers credit card loans, personal loans, home loans and deposit products. The Company also operates the Discover Network, the PULSE network (“PULSE”) and Diners Club International (“Diners Club”), collectively known as the Discover Global Network. The Discover Network processes transactions for Discover-branded credit and debit cards and provides payment transaction processing and settlement services. PULSE operates an electronic funds transfer network, providing financial institutions issuing debit cards on the PULSE network with access to automated teller machines (“ATMs”) domestically and internationally, as well as merchant acceptance throughout the United States of America (“U.S.”) for debit card transactions. Diners Club is a global payments network of licensees, which are generally financial institutions, that issue Diners Club branded credit and charge cards and/or provide card acceptance services.

The Company manages its business activities in two segments, Digital Banking and Payment Services, based on the products and services provided. See Note 16: Segment Disclosures for a detailed description of each segment’s operations and the allocation conventions used in business segment reporting.

In November 2023, the Company announced its Board of Directors had authorized management to explore the sale of its private student loan portfolio. The Company stopped accepting new applications for private student loans February 1, 2024. See “Business—Operating Model—Digital Banking—Private Student Loans” in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

Pending Merger with Capital One Financial Corporation

On February 19, 2024, Discover and Capital One Financial Corporation (“Capital One”) jointly announced that they entered into an agreement and plan of merger (the “Merger Agreement”), under which the companies will combine in an all-stock merger, which valued Discover at $35.3 billion based on the price of Capital One common stock on the last trading day before the public announcement of the merger. Under the terms of the Merger Agreement, holders of Discover common stock will receive 1.0192 shares of Capital One common stock for each share of Discover common stock they own. Capital One shareholders will own approximately 60% of the combined company and Discover shareholders will own approximately 40% of the combined company. The Merger Agreement contains customary representations and warranties, covenants and closing conditions. The Board of Directors of the combined company will have fifteen directors, consisting of twelve Capital One Board members and three Discover Board members to be named at a later date. For more information, see Discover’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2024.

Completion of the proposed merger remains subject to approval by the Federal Reserve Board and the Office of the Comptroller of the Currency and other customary closing conditions, including the approval of both companies’ shareholders.

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary for the fair presentation of results for the interim period. All such adjustments are of a normal, recurring nature. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and related disclosures. These estimates are based on information available as of

7

the date of the condensed consolidated financial statements. The Company believes that the estimates used in the preparation of the condensed consolidated financial statements are reasonable. Actual results could differ from these estimates. These interim condensed consolidated financial statements should be read in conjunction with the Company’s 2023 audited consolidated financial statements filed with the Company’s annual report on Form 10-K/A for the year ended December 31, 2023. The condensed consolidated financial statements for the three months ended March 31, 2023 have been restated as disclosed in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

Restatement of Financial Statements

As reported in the second quarter of 2023, beginning in 2007, the Company incorrectly classified certain credit card accounts into its highest merchant and merchant acquirer pricing tier. The card product classification impacts the pricing and charging of discount and interchange revenue, which is recorded within discount and interchange revenue, net, on the consolidated statements of income. The Company determined that corrections to the financial statements for the impacts of the card product misclassification were required for all periods presented in this Form 10-Q/A. Therefore, the Company has reflected these corrections to the condensed consolidated financial statements for all periods presented in this Form 10-Q/A. Additionally, current and prior period amounts in the applicable notes to the condensed consolidated financial statements have been corrected. The impacts of the misclassification and subsequent corrections are contained entirely within the Digital Banking segment. See Note 18: Restatement of Financial Statements for additional information and quantification of the restatement impacts.

Recently Issued Accounting Pronouncements (Not Yet Adopted)

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency of income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. Entities are required to disaggregate the rate reconciliation (including percentages and reported amounts) by certain specified categories with additional disaggregation by nature and/or jurisdiction for items over a designated threshold. Income taxes paid (net of refunds received) must be disaggregated by federal, state and foreign taxes and separately by individual jurisdiction in which that amount for a particular jurisdiction is equal to or greater than five percent of total income taxes paid (net of refunds received). This annual disclosure guidance is effective for the Company for the year ending December 31, 2025 and can be adopted on either a prospective or retrospective basis. The Company expects to adopt this standard on a prospective basis. While the ASU implements further income tax disclosure requirements, it does not change how an entity determines its income tax obligation, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU requires disclosure of additional segment level information, particularly regarding significant segment expenses. Entities must disclose significant expense categories and amounts that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported segment measure of profit or loss. Other segment items must also be reported, which are those items that make up the difference between segment revenues less significant segment expenses and reported segment profit or loss. Additionally, entities must disclose the identity of the CODM and how they use the reported measures of segment profit or loss for decision making and assessing segment performance. The guidance is effective for the Company for the year ending December 31, 2024, and interim periods thereafter and requires retrospective application. While the ASU implements further segment disclosure requirements, it does not change how an entity identifies its operating or reportable segments, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

Recently Adopted Accounting Pronouncement

In March 2023, the FASB issued ASU No. 2023-02, Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The ASU expanded the use of the proportional amortization method of accounting for tax credit investments. Under the proportional amortization method, the cost of the investment is amortized in proportion to the income tax credits and other income tax benefits received, the net effect of which is recognized as a component of income tax expense on the consolidated statements of income. Previously, the method was limited to Low Income Housing Tax Credit

8

investments, however the Company historically did not elect to use this method. Under the amended guidance, use of proportional amortization is available to any qualifying tax credit investments, which now also includes New Markets Tax Credit investments among others. The ASU was effective for the Company on January 1, 2024. All of the Company’s tax credit investments as of January 1, 2024 qualified and are now being accounted for under the proportional amortization method. Upon adoption, the Company recorded a $37 million charge to the opening balance of retained earnings to reflect the cumulative effect of adopting the proportional amortization method on a modified-retrospective basis for the Company’s existing tax credit investments. The offset to retained earnings was a decrease of $23 million to the book value of the investments and a $14 million decrease to the related deferred tax asset position. Recognition of proportional amortization as a component of income tax expense rather than pre-tax income will result in an increase in the Company’s effective tax rate.

2.	Investments

The Company’s investment securities consist of the following (dollars in millions):

	March 31, 2024	December 31, 2023
U.S. Treasury(1) and U.S. GSE(2) securities	$12,822	$12,937
Residential mortgage-backed securities – Agency(3)	700	718

Total investment securities	$13,522	$13,655

(1)	Includes $377 million and $320 million of U.S. Treasury securities pledged as swap collateral as of March 31, 2024 and December 31, 2023, respectively.
(2)	Consists of securities issued by the Federal Home Loan Bank (“FHLB”).
(3)	Primarily consists of securities issued by Fannie Mae, Freddie Mac, or Ginnie Mae.

The amortized cost, gross unrealized gains and losses and fair value of available-for-sale and held-to-maturity investment securities are as follows (dollars in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At March 31, 2024
Available-for-Sale Investment Securities(1)
U.S. Treasury and U.S. GSE securities	$12,981	$10	$(169)	$12,822
Residential mortgage-backed securities – Agency	458	—	(19)	439

Total available-for-sale investment securities	$13,439	$10	$(188)	$13,261

Held-to-Maturity Investment Securities(2)
Residential mortgage-backed securities – Agency(3)	$261	$—	$(23)	$238

Total held-to-maturity investment securities	$261	$—	$(23)	$238

At December 31, 2023
Available-for-Sale Investment Securities(1)
U.S. Treasury and U.S. GSE securities	$12,971	$52	$(86)	$12,937
Residential mortgage-backed securities – Agency	480	—	(15)	465

Total available-for-sale investment securities	$13,451	$52	$(101)	$13,402

Held-to-Maturity Investment Securities(2)
Residential mortgage-backed securities – Agency(3)	$253	$—	$(19)	$234

Total held-to-maturity investment securities	$253	$—	$(19)	$234

(1)	Available-for-sale investment securities are reported at fair value.
(2)	Held-to-maturity investment securities are reported at amortized cost.
(3)	Amounts represent residential mortgage-backed securities (“RMBS”) that were classified as held-to-maturity as they were entered into as a part of the Company’s community reinvestment initiatives.

9

The Company primarily invests in U.S. Treasury obligations and securities issued by a U.S. government agency (“Agency”) or government-sponsored enterprise (“U.S. GSE”), which have long histories with no credit losses and are explicitly or implicitly guaranteed by the U.S. federal government. Therefore, management has concluded that there is no expectation of non-payment on its investment securities and does not record an allowance for credit losses on these investments. In addition, the Company does not have the intent to sell any available-for-sale securities in an unrealized loss position and does not believe it is more likely than not that it will be required to sell any such security before recovery of its amortized cost basis.

The following table provides information about available-for-sale investment securities with aggregate gross unrealized losses and the length of time that individual investment securities have been in a continuous unrealized loss position (dollars in millions):

	Number of Securities in a Loss Position	Less than 12 months		More than 12 months
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At March 31, 2024
Available-for-Sale Investment Securities
U.S. Treasury and U.S. GSE securities	186	$7,701	$(97)	$3,532	$(72)
Residential mortgage-backed securities – Agency	31	$—	$—	$439	$(19)

At December 31, 2023
Available-for-Sale Investment Securities
U.S. Treasury and U.S. GSE securities	105	$3,513	$(13)	$3,978	$(73)
Residential mortgage-backed securities – Agency	31	$—	$—	$465	$(15)

There were no proceeds from sales or recognized gains or losses on available-for-sale securities during the three months ended March 31, 2024 and 2023. See Note 8: Accumulated Other Comprehensive Income for unrealized gains and losses on available-for-sale securities during the three months ended March 31, 2024 and 2023.

Maturities of available-for-sale debt securities and held-to-maturity debt securities are provided in the following table (dollars in millions):

	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
At March 31, 2024
Available-for-Sale Investment Securities – Amortized Cost
U.S. Treasury and U.S. GSE securities	$2,005	$10,552	$424	$—	$12,981
Residential mortgage-backed securities – Agency(1)	—	65	24	369	458

Total available-for-sale investment securities	$2,005	$10,617	$448	$369	$13,439

Held-to-Maturity Investment Securities – Amortized Cost
Residential mortgage-backed securities – Agency(1)	$—	$—	$—	$261	$261

Total held-to-maturity investment securities	$—	$—	$—	$261	$261

10

	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
Available-for-Sale Investment Securities – Fair Values
U.S. Treasury and U.S. GSE securities	$1,971	$10,428	$423	$—	$12,822
Residential mortgage-backed securities – Agency(1)	—	63	23	353	439

Total available-for-sale investment securities	$1,971	$10,491	$446	$353	$13,261

Held-to-Maturity Investment Securities – Fair Values
Residential mortgage-backed securities – Agency(1)	$—	$—	$—	$238	$238

Total held-to-maturity investment securities	$—	$—	$—	$238	$238

(1)	Maturities of RMBS are reflective of the contractual maturities of the investment.

Other Investments

As a part of the Company’s community reinvestment initiatives, the Company has made equity investments in certain limited partnerships and limited liability companies that finance the construction and rehabilitation of affordable rental housing and stimulate economic development in low- to moderate-income communities. These investments are recorded within other assets on the Company’s condensed consolidated statements of financial condition. The Company has elected to account for its qualifying investments in Low Income Housing Tax Credit and New Markets Tax Credit programs under the proportional amortization method beginning January 1, 2024 on a modified retrospective basis. As of March 31, 2024, all of the Company’s tax credit investments qualified for this election. Prior to 2024, these investments were accounted for using the equity method. Under the proportional amortization method, the cost of the investment is amortized in proportion to the income tax credits and other income tax benefits received, the net effect of which is recognized as a component of income tax expense on the condensed consolidated statements of income and within cash flows provided by operating activities on the condensed consolidated statements of cash flows. The Company earns a return primarily through tax credits allocated to the affordable housing projects and the community revitalization projects. The Company does not consolidate these investments as the Company does not have a controlling financial interest in the investee entities. The related commitments for future investments are recorded in accrued expenses and other liabilities within the consolidated statements of financial condition for delayed equity contributions that are unconditional and legally binding. Equity contributions that are contingent upon a future event are recognized when that contingent event becomes probable. As of March 31, 2024 and December 31, 2023, the Company had outstanding investments in these entities of $479 million and $514 million, respectively, and related liabilities for delayed equity contributions of $183 million and $187 million, respectively. During the three months ended March 31, 2024, the Company recognized $16 million of amortization and $18 million of income tax credits and other income tax benefits. Non-income tax benefits comprised only immaterial cash distributions from these investments during the three months ended March 31, 2024.

The Company holds non-controlling equity positions in several payment services entities and third-party venture capital funds which invest in such entities. Most of the direct investments in such entities are not subject to equity method accounting because the Company does not have significant influence over the investee. The Company’s investments in third-party venture capital funds represent limited partnership interests and are accounted for under the equity method. The common or preferred equity securities that the Company holds typically do not have readily determinable fair values. As a result, these investments are carried at cost minus impairment, if any. As of March 31, 2024 and December 31, 2023, the carrying value of these investments, which are recorded within other assets on the Company’s condensed consolidated statements of financial condition, was $ 35 million.

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3.	Loan Receivables

The Company has two loan portfolio segments: credit card loans and other loans.

The Company’s classes of receivables within the two portfolio segments are depicted in the following table (dollars in millions):

	March 31, 2024	December 31, 2023
Credit card loans(1)(2)	$99,475	$102,259
Other loans(3)
Private student loans(4)	10,480	10,352
Personal loans	10,107	9,852
Other loans	6,493	5,946

Total other loans	27,080	26,150

Total loan receivables	126,555	128,409
Allowance for credit losses	(9,258)	(9,283)

Net loan receivables	$117,297	$119,126

(1)

Amounts include carrying values of $13.9 billion and $14.8 billion underlying investors’ interest in trust debt at March 31, 2024 and December 31, 2023, respectively, and $15.2 billion and $15.6 billion in seller’s interest at March 31, 2024 and December 31, 2023, respectively. See Note 4: Credit Card and Private Student Loan Securitization Activities for additional information.

(2)

Unbilled accrued interest receivable on credit card loans, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was $ 746 million and $753 million at March 31, 2024 and December 31, 2023, respectively.

(3)

Accrued interest receivable on private student, personal and other loans, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was $555 million, $72 million and $23 million, respectively, at March 31, 2024 and $522 million, $69 million and $21 million, respectively, at December 31, 2023.

(4)	At March 31, 2024 and December 31, 2023, the private student loan portfolio continued to be classified as held for investment and there were $6.3 billion of private student loans in repayment.

Credit Quality Indicators

As part of credit risk management activities, on an ongoing basis, the Company reviews information related to the performance of a customer’s account with the Company and information from credit bureaus, such as FICO or other credit scores, relating to the customer’s broader credit performance. The Company actively monitors key credit quality indicators, including FICO scores and delinquency status, for credit card, private student and personal loans. These indicators are important to understand the overall credit performance of the Company’s customers and their ability to repay.

FICO scores are generally obtained at the origination of the account and are refreshed monthly or quarterly thereafter to assist in predicting customer behavior. Historically, the Company has noted that accounts with FICO scores below 660 have larger delinquencies and credit losses than those with higher credit scores.

12

The following table provides the distribution of the amortized cost basis (excluding accrued interest receivable presented in other assets) by the most recent FICO scores available for the Company’s customers for credit card, private student and personal loan receivables (dollars in millions):

	Credit Risk Profile by FICO Score
	March 31, 2024				December 31, 2023
	660 and Above		Less than 660 or No Score		660 and Above		Less than 660 or No Score
	$	%	$	%	$	%	$	%
Credit card loans	$79,207	80%	$20,268	20%	$82,238	80%	$20,021	20%
Private student loans by origination year(1)(2)
2024	$129	98%	$3	2%
2023	1,399	94%	91	6%	$1,010	94%	$69	6%
2022	1,445	94%	88	6%	1,495	95%	85	5%
2021	1,411	94%	92	6%	1,468	94%	91	6%
2020	1,127	94%	76	6%	1,180	94%	75	6%
Prior	4,277	93%	342	7%	4,537	93%	342	7%

Total private student loans	$9,788	93%	$692	7%	$9,690	94%	$662	6%

Personal loans by origination year
2024	$1,425	100%	$5	—%
2023	4,614	97%	146	3%	$5,149	98%	$100	2%
2022	2,244	92%	191	8%	2,604	93%	187	7%
2021	869	91%	85	9%	1,049	92%	91	8%
2020	285	92%	25	8%	355	92%	29	8%
Prior	185	85%	33	15%	247	86%	41	14%

Total personal loans	$9,622	95%	$485	5%	$9,404	95%	$448	5%

(1)	FICO score represents the higher credit score of the cosigner or borrower.

Delinquencies are an indicator of credit quality at a point in time. A loan balance is considered delinquent when contractual payments on the loan become 30 days past due.

The amortized cost basis (excluding accrued interest receivable presented in other assets) of delinquent loans in the Company’s loan portfolio is shown below for credit card, private student and personal loan receivables (dollars in millions):

	March 31, 2024			December 31, 2023
	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due
Credit card loans	$1,869	$1,941	$3,810	$2,038	$1,917	$3,955
Private student loans by origination year(1)
2024	$—	$—	$—
2023	2	1	3	$—	$—	$—
2022	10	6	16	7	2	9
2021	18	10	28	18	6	24
2020	20	10	30	20	7	27
Prior	143	51	194	156	55	211

Total private student loans	$193	$78	$271	$201	$70	$271

Personal loans by origination year
2024	$—	$—	$—
2023	38	12	50	$26	$8	$34
2022	41	15	56	44	16	60
2021	17	6	23	20	8	28
2020	5	2	7	7	2	9
Prior	7	4	11	7	5	12

Total personal loans	$108	$39	$147	$104	$39	$143

(1)

Private student loans may include a deferment period, during which borrowers are not required to make payments while enrolled in school at least half time as determined by the school. During a deferment period, these loans do not advance into delinquency.

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Allowance for Credit Losses

The following tables provide changes in the Company’s allowance for credit losses (dollars in millions):

	For the Three Months Ended March 31, 2024
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2023	$7,619	$858	$722	$84	$9,283
Additions
Provision for credit losses(1)	1,333	53	134	11	1,531
Deductions
Charge-offs	(1,649)	(47)	(113)	(3)	(1,812)
Recoveries	238	5	13	—	256

Net charge-offs	(1,411)	(42)	(100)	(3)	(1,556)

Balance at March 31, 2024	$7,541	$869	$756	$92	$9,258

	For the Three Months Ended March 31, 2023
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2022	$5,883	$839	$595	$57	$7,374
Cumulative effect of ASU No. 2022-02 adoption(2)	(66)	—	(2)	—	(68)

Balance at January 1, 2023	5,817	839	593	57	7,306
Additions
Provision for credit losses(1)	1,002	60	68	5	1,135
Deductions
Charge-offs	(879)	(33)	(54)	—	(966)
Recoveries	195	6	15	—	216

Net charge-offs	(684)	(27)	(39)	—	(750)

Balance at March 31, 2023	$6,135	$872	$622	$62	$7,691

(1)

Excludes a $34 million and $33 million adjustment of the liability for expected credit losses on unfunded commitments for the three months ended March 31, 2024 and 2023, respectively, as the liability is recorded in accrued expenses and other liabilities in the Company’s condensed consolidated statements of financial condition.

(2)

Represents the adjustment to the allowance for credit losses as a result of the adoption of ASU No. 2022-02 on January 1, 2023, which eliminated the requirement to apply discounted cash flow measurements for certain troubled debt restructurings.

The allowance for credit losses was approximately $9.3 billion at March 31, 2024, which reflects a $25 million release from December 31, 2023. The release in the allowance for credit losses for the three months ended March 31, 2024 was driven by lower receivables and a modestly more favorable economic outlook, offset in part by higher expected delinquencies and losses.

The allowance estimation process begins with a loss forecast that uses certain macroeconomic variables and multiple macroeconomic scenarios among its inputs. In estimating the allowance at March 31, 2024, the Company used a macroeconomic forecast that projected the following weighted average amounts: (i) unemployment rate ending 2024 at 4.03% and, within the Company’s reasonable and supportable period, peaking at 4.17% in the third quarter of 2025 and (ii) 2.48% growth rate in real gross domestic product in 2024.

14

In estimating expected credit losses, the Company considered the uncertainties associated with borrower behavior and payment trends, as well as recent and expected macroeconomic conditions, including those relating to consumer price inflation and the fiscal and monetary policy responses to that inflation. The Federal Reserve raised its federal funds rate target range substantially during 2022 and the first three quarters of 2023 in an effort to slow economic growth and reduce inflation. Real GDP growth and labor market conditions have exceeded most economists’ expectations, despite an inflation level that has moderated but remains above the target rate. Federal Reserve officials have suggested that the policy rate is likely at its peak for the current tightening cycle, however, the timing and magnitude of rate decreases will be dependent on trends in economic data, particularly inflation. Restrictive monetary policy typically precedes weaker consumer credit conditions caused by rising unemployment as economic growth slows. While credit performance in the Company’s lending portfolios has evolved in line with its expectations, the Company assessed the prospects for various macroeconomic outcomes in setting its allowance for credit losses.

The forecast period the Company deemed to be reasonable and supportable was 18 months for all periods presented. The 18 months reasonable and supportable forecast period was deemed appropriate given the current economic conditions. For all periods presented, the Company determined that a reversion period of 12 months was appropriate for the same reason.

The Company applied a weighted reversion method to provide a more reasonable transition to historical losses for all loan products for all periods presented.

The net charge-offs for credit card loans, private student loans and personal loans increased for the three months ended March 31, 2024, when compared to the same periods in 2023, primarily driven by portfolio seasoning.

Net charge-offs of principal are recorded against the allowance for credit losses, as shown in the preceding table. Information regarding net charge-offs of interest and fee revenues on credit card and other loans is as follows (dollars in millions):

	For the Three Months Ended March 31,
	2024	2023
Interest and fees accrued subsequently charged-off, net of recoveries (recorded as a reduction of interest income)	$279	$128
Fees accrued subsequently charged-off, net of recoveries (recorded as a reduction to other income)	$69	$41

Gross principal charge-offs of the Company’s loan portfolio are presented in the table below, on a year-to-date basis, for credit card, private student and personal loan receivables (dollars in millions):

	For the Three Months Ended March 31,
	2024	2023
Credit card loans	$1,649	$879
Private student loans by origination year
2024	$—	$—
2023	—	—
2022	2	—
2021	5	2
2020	6	5
Prior	34	26

Total private student loans	$47	$33

Personal loans by origination year
2024	$—	$—
2023	28	—
2022	48	16
2021	22	18
2020	8	9
Prior	7	11

Total personal loans	$113	$54

15

Delinquent and Non-Accruing Loans

The amortized cost basis (excluding accrued interest receivable presented in other assets) of delinquent and non-accruing loans in the Company’s loan portfolio is shown below for each class of loan receivables (dollars in millions):(1)

	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due	90 or More Days Delinquent and Accruing	Total Non- accruing(2)
At March 31, 2024
Credit card loans	$1,869	$1,941	$3,810	$1,900	$203
Other loans
Private student loans	193	78	271	77	8
Personal loans	108	39	147	37	11
Other loans	33	21	54	3	56

Total other loans	334	138	472	117	75

Total loan receivables	$2,203	$2,079	$4,282	$2,017	$278

At December 31, 2023
Credit card loans	$2,038	$1,917	$3,955	$1,881	$197
Other loans
Private student loans	201	70	271	69	8
Personal loans	104	39	143	37	11
Other loans	39	19	58	3	53

Total other loans	344	128	472	109	72

Total loan receivables	$2,382	$2,045	$4,427	$1,990	$269

(1)	The payment status of both modified and unmodified loans is included in this table.
(2)

The Company estimates that the gross interest income that would have been recorded under the original terms of non-accruing credit card loans was $9 million and $8 million for the three months ended March 31, 2024 and 2023, respectively. The Company does not separately track the amount of gross interest income that would have been recorded under the original terms of loans. Instead, the Company estimated this amount based on customers’ current balances and most recent interest rates.

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company has internal loan modification programs that provide relief to credit card, private student and personal loan borrowers who are experiencing financial hardship. The internal loan modification programs include both temporary and permanent programs, which vary by product. External loan modification programs, through third party consumer credit counseling agencies, are also available for credit card and personal loans. Those programs feature interest rate reductions, payment delays, term extensions, or a combination thereof.

For credit card customers, the Company offers both temporary and permanent hardship programs. The temporary hardship programs consist of an interest rate reduction lasting for a period no longer than 12 months. Charging privileges on these accounts are generally suspended while in the program. However, if the customer meets certain criteria, charging privileges may be reinstated following completion of the program.

The permanent modification program involves closing the account, changing the structure of the loan to a fixed payment loan with a maturity no longer than 72 months and reducing the interest rate on the loan. The permanent modification program does not typically provide for the forgiveness of unpaid principal, but may allow for the reversal of certain unpaid interest or fee assessments. The Company also makes permanent loan modifications for customers who request financial assistance through external sources, such as a consumer credit counseling agency program. These loans typically receive a reduced interest rate, typically continue to be subject to the original minimum payment terms and do not normally include waiver of unpaid principal, interest or fees.

16

To assist private student loan borrowers who are experiencing temporary financial difficulties but are willing to resume making payments, the Company has offered a payment delay (in the form of hardship forbearance or temporary payment reduction), or a payment delay (in the form of a temporary payment reduction) combined with a temporary interest rate reduction. These programs are offered up to six consecutive months at one time. Hardship forbearance is limited to a lifetime usage cap of 12 months. Beginning in the fourth quarter of 2023, the lifetime usage cap of certain other programs was increased from 12 to 36 months.

For personal loan customers, the Company offers various payment programs, including temporary and permanent programs, in certain situations. The temporary programs normally consist of reducing the minimum payment for no longer than 12 months and, in certain circumstances, the interest rate on the loan is reduced. The permanent programs involve extending the loan term and, in certain circumstances, reducing the interest rate on the loan. The total term of the loan, including modification, may not exceed nine years. The Company also allows permanent loan modifications for customers who request financial assistance through external sources, similar to the credit card customers discussed above. Payments are modified based on the new terms agreed upon with the credit counseling agency.

In addition to the programs described above, the Company will in certain cases accept partial payment in full satisfaction of the outstanding receivable. This is a form of principal forgiveness also known as a settlement. The difference between the loan balance and the amount received at settlement is recorded as a charge-off.

The Company monitors borrower performance after using payment programs or forbearance. The Company believes the programs are useful in assisting customers experiencing financial difficulties and allowing them to make timely payments. In addition to helping customers with their credit needs, these programs are designed to maximize collections and ultimately the Company’s profitability. The Company plans to continue to use payment programs to provide relief to customers experiencing financial difficulties.

The following table provides the period-end amortized cost basis, by modification category, of loans to borrowers experiencing financial difficulty that entered a modification program during the period (dollars in millions). Some of the loans presented in the table below may no longer be enrolled in a program at period-end:

	For the Three Months Ended March 31,
	2024	2023
Credit card loans(1)(2)
Interest rate reduction	$920	$632
Total credit card loans(3)	$920	$632

% of total class of financing receivables	0.92%	0.70%

Private student loans(1)
Payment delay(4)	$1	$3
Interest rate reduction and payment delay(4)	101	29

Total private student loans(3)	$102	$32

% of total class of financing receivables	0.97%	0.04%

Personal loans(1)
Payment delay(4)	$4	$2
Term extension(5)	10	8
Interest rate reduction and payment delay(4)	26	14
Interest rate reduction and term extension(5)	14	6

Total personal loans(3)	$54	$30

% of total class of financing receivables	0.53%	0.36%

(1)

Accrued interest receivable (including unbilled accrued interest receivable for credit card loans) on modified loans to borrowers experiencing financial difficulty, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was immaterial at March 31, 2024 and 2023.

17

(2)

Accounts that entered a credit card loan modification program include $185 million and $118 million that were converted from revolving line-of-credit arrangements to term loans during the three months ended March 31, 2024 and 2023, respectively.

(3)

For settlements, the amortized cost basis is zero at period-end and therefore there is no amount reported for principal forgiveness in the table above. See financial effects table below for principal forgiveness to borrowers experiencing financial difficulty.

(4)

The Company defines a payment delay as a temporary reduction in payments below the original contractually required payment amounts (e.g., interest only payments). The Company’s credit card loan modification programs do not result in another than insignificant delay in payment.

(5)

The Company defines term extensions as only those modifications for which the maturity date is extended beyond the original contractual maturity date by virtue of a change in terms other than a payment delay as defined above. Modifications to credit card loans are not considered term extensions because credit card loans do not have a fixed repayment term.

The only non-cancellable commitments the Company has to lend additional funds to borrowers experiencing financial difficulty relate to certain private student loans. As of March 31, 2024, the amount of such commitments associated with loans modified during the periods presented was immaterial.

The following table provides information on the financial effects of loan modifications to borrowers experiencing financial difficulty, by modification type, made during the period (dollars in millions):

	For the Three Months Ended March 31,
	2024	2023
Credit card loans
Weighted-average interest rate reduction	14.42%	13.38%
Principal forgiven	$56	NM
Interest and fees forgiven(1)	$56	$12

Private student loans
Weighted-average interest rate reduction	8.84%	8.02%
Payment delay duration (in months)(2)	6 to 12	6 to 12

Personal loans
Weighted-average interest rate reduction	13.20%	11.55%
Weighted-average term extension (in months)	40	38
Payment delay duration (in months)(2)	6 to 12	6 to 12

(1)

Represents the amount of interest and fees forgiven resulting from accounts entering into a credit card loan modification program and pre-charge off settlements. Interest and fees forgiven are reversed against the respective line items in the condensed consolidated statements of income.

(2)

For private student loan payment delays, the Company offers up to six consecutive months of delay and limits assistance to a life of loan maximum of 36 months. For personal loan payment delays, the Company limits this assistance to a life of loan maximum of 12 months.

Loan receivables that have been modified are subject to the same requirements for the accrual of expected credit loss over their expected remaining lives as for unmodified loans. The allowance for credit losses incorporates modeling of historical loss data and thereby captures the higher risk associated with modified loans to borrowers experiencing financial difficulty based on their account attributes.

18

The following table presents the payment status and period-end amortized cost basis, by class of loan receivable, of loans that were modified to borrowers experiencing financial difficulty during the 12 months preceding each of the periods presented (dollars in millions)(1):

	Current	30-89 Days Delinquent	90 or More Days Delinquent
At March 31, 2024
Credit card loans	$2,118	$257	$217
Private student loans	207	22	8
Personal loans	126	23	4

Total	$2,451	$302	$229

At December 31, 2023
Credit card loans	$1,882	$252	$196
Private student loans	147	18	8
Personal loans	109	20	4

Total	$2,138	$290	$208

(1)	This table includes any loan that entered a modification program during the preceding 12 months without regard to whether it remained in a modification program as of the reporting date.

The following table presents the defaulted amount and period-end amortized cost basis, by modification category, of loans that defaulted during the period and were modified to borrowers experiencing financial difficulty during the 12 months preceding default (dollars in millions):

	For the Three Months Ended March 31, 2024
	Defaulted Amount(1)	Period-end Amortized Cost Basis
Credit card loans
Interest rate reduction	$205	$161

Total credit card loans	$205	$161

Private student loans
Payment delay	$2	$2
Interest rate reduction and payment delay	17	16

Total private student loans	$19	$18

Personal loans
Payment delay	$1	$1
Term extension	2	1
Interest rate reduction and payment delay	7	3
Interest rate reduction and term extension	4	3

Total personal loans	$14	$8

(1)

For purposes of this disclosure, a loan is considered to be defaulted when it is 60 days or more delinquent at month end and has advanced two stages of delinquency subsequent to modification. Loans that entered a modification program in any stage of delinquency but did not experience a further payment default are included in the payment status table above but are not counted as defaulted for purposes of this disclosure.

The defaulted amount and period-end amortized cost basis of loans modified on or after January 1, 2023 to borrowers experiencing financial difficulty which subsequently defaulted was immaterial for the three months ended March 31, 2023, for all classes of loan receivables.

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4.	Credit Card and Private Student Loan Securitization Activities

The Company’s securitizations are accounted for as secured borrowings and the related trusts are treated as consolidated subsidiaries of the Company. For a description of the Company’s principles of consolidation with respect to VIEs, see Note 1: Background and Basis of Presentation to the consolidated financial statements in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

Credit Card Securitization Activities

The Company accesses the term asset securitization market through Discover Card Master Trust I (“DCMT”) and Discover Card Execution Note Trust (“DCENT”). Credit card loan receivables are transferred into DCMT and beneficial interests in DCMT are transferred into DCENT. DCENT issues debt securities to investors that are reported primarily in long-term borrowings.

The DCENT debt structure consists of four classes of securities (DiscoverSeries Class A, B, C and D notes), with the most senior class generally receiving a triple-A rating. To issue senior, higher-rated classes of notes, it is necessary to obtain the appropriate amount of credit enhancement, generally through the issuance of junior, lower-rated or more highly subordinated classes of notes. Wholly-owned subsidiaries of Discover Bank hold the subordinated classes of notes. The Company is exposed to credit risk associated with trust receivables as of the balance sheet date through the retention of these subordinated interests. The estimate of expected credit losses on trust receivables is included in the allowance for credit losses estimate.

The Company’s retained interests in the trust’s assets, consisting of investments in DCENT notes held by subsidiaries of Discover Bank, constitute intercompany positions that are eliminated in the preparation of the Company’s condensed consolidated statements of financial condition.

Upon transfer of credit card loan receivables to the trust, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the trust’s creditors. Further, the transferred credit card loan receivables are owned by the trust and are not available to the Company’s third-party creditors. The trusts have ownership of cash balances, the amounts of which are reported in restricted cash within the Company’s condensed consolidated statements of financial condition. Except for the seller’s interest in trust receivables, the Company’s interests in trust assets are generally subordinate to the interests of third-party investors in trust debt and, as such, may not be realized by the Company if needed to absorb deficiencies in cash flows that are allocated to those investors. Apart from the restricted assets related to securitization activities, the investors and the securitization trusts have no recourse to the Company’s other assets or the Company’s general credit for a shortage in cash flows.

The carrying values of these restricted assets, which are presented on the Company’s condensed consolidated statements of financial condition as relating to securitization activities, are shown in the following table (dollars in millions):

	March 31, 2024	December 31, 2023
Restricted cash	$432	$36

Investors’ interests held by third-party investors	10,975	11,725
Investors’ interests held by wholly-owned subsidiaries of Discover Bank	2,917	3,117
Seller’s interest	15,155	15,598

Loan receivables(1)	29,047	30,440
Allowance for credit losses allocated to securitized loan receivables(1)	(1,323)	(1,347)

Net loan receivables	27,724	29,093
Other assets	3	2

Carrying value of assets of consolidated variable interest entities	$28,159	$29,131

(1)

The Company maintains its allowance for credit losses at an amount equal to lifetime expected credit losses associated with all loan receivables, which includes all loan receivables in the trusts. Therefore, the credit risk associated with the transferred receivables is fully reflected on the Company’s statements of financial condition in accordance with GAAP.

20

The debt securities issued by the consolidated trusts are subject to credit, payment and interest rate risks on the transferred credit card loan receivables. To protect investors in the securities, there are certain features or triggering events that will cause an early amortization of the debt securities, including triggers related to the impact of the performance of the trust receivables on the availability and adequacy of cash flows to meet contractual requirements. As of March 31, 2024, no economic or other early amortization events have occurred.

The Company continues to own and service the accounts that generate the loan receivables held by the trusts. Discover Bank receives servicing fees from the trusts based on a percentage of the monthly investor principal balance outstanding. Although the fee income to Discover Bank offsets the fee expense to the trusts and thus is eliminated in consolidation, failure to service the transferred loan receivables in accordance with contractual requirements could lead to a termination of the servicing rights and the loss of future servicing income, net of related expenses.

Private Student Loan Securitization Activities

The Company’s private student loan trust receivables reported in loan receivables and the related debt issued by the trust reported in long-term borrowings were immaterial as of March 31, 2024 and December 31, 2023. The amounts are included, together with amounts related to the Company’s credit card securitizations, in the supplemental information about assets and liabilities of consolidated variable interest entities, which is presented with the Company’s condensed consolidated statements of financial condition.

5.	Deposits

The Company obtains deposits from consumers directly or through affinity relationships (“direct-to-consumer deposits”). Additionally, the Company obtains deposits through third-party securities brokerage firms that offer the Company’s deposits to their customers (“brokered deposits”). Direct-to-consumer deposit products include savings accounts, certificates of deposit, money market accounts, IRA savings accounts, IRA certificates of deposit and checking accounts. Brokered deposit products include certificates of deposit and sweep accounts.

The following table summarizes certificates of deposits maturing over the remainder of this year, over each of the next four years and thereafter (dollars in millions):

At March 31, 2024
2024	$21,263
2025	12,190
2026	4,211
2027	4,408
2028	2,161
Thereafter	1,009

Total	$45,242

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6.	Long-Term Borrowings

Long-term borrowings consist of borrowings having original maturities of one year or more. The following table provides a summary of the Company’s long-term borrowings and weighted-average interest rates on outstanding balances (dollars in millions):

	March 31, 2024				December 31, 2023
	Maturity	Interest Rate	Weighted- Average Interest Rate	Outstanding Amount	Outstanding Amount
Securitized Debt
Fixed-rate asset-backed securities(1)	2024-2026	0.58% –5.03%	3.17%	$9,947	$10,003
Floating-rate asset-backed securities(2)	2024	6.04%	6.04%	925	925

Total Discover Card Master Trust I and Discover Card Execution Note Trust				10,872	10,928
Floating-rate asset-backed security(3)(4)	2031	9.50%	9.50%	61	65

Total private student loan securitization trust				61	65

Total long-term borrowings – owed to securitization investors				10,933	10,993

Discover Financial Services (Parent Company)
Fixed-rate senior notes	2024-2032	3.75% – 6.70%	4.68%	3,337	3,336
Fixed-rate retail notes	2025-2031	3.25% – 4.40%	3.82%	139	140
Fixed to floating-rate senior notes(5)	2034	7.96%	7.96%	992	993

Discover Bank
Fixed-rate senior bank notes(1)	2024-2030	2.45% – 4.65%	3.53%	3,535	3,571
Fixed-rate subordinated bank notes	2028	5.97%	5.97%	491	500
Fixed-rate Federal Home Loan Bank advances	2030	4.77% – 4.82%	4.82%	523	523
Floating-rate Federal Home Loan Bank advances(6)	2024	5.49% – 5.59%	5.59%	525	525

Total long-term borrowings				$20,475	$20,581

(1)

The Company uses interest rate swaps to hedge portions of these long-term borrowings against changes in fair value attributable to changes in the applicable benchmark interest rates. The use of these interest rate swaps impacts the carrying value of the debt. See Note 15: Derivatives and Hedging Activities.

(2)	DCENT floating-rate asset-backed securities include issuances with the following interest rate terms: 1-month Term SOFR + 0.11448% Tenor Spread Adjustment + 60 basis points as of March 31, 2024.
(3)	The private student loan securitization trust floating-rate asset-backed security includes an issuance with the following interest rate term: Prime rate + 100 basis points as of March 31, 2024.
(4)	Repayment of this debt is dependent upon the timing of principal and interest payments on the underlying private student loans. The date shown represents the final maturity date.
(5)	The fixed to floating-rate senior notes include a rate reset on November 2, 2033, to a floating rate based on compounded SOFR + 3.370%.
(6)	The floating-rate FHLB advances include interest rate terms based on SOFR plus a spread ranging from 16 to 26 basis points as of March 31, 2024.

The following table summarizes long-term borrowings maturing over the remainder of this year, over each of the next four years and thereafter (dollars in millions):

March 31, 2024
2024	$4,250
2025	6,121
2026	4,868
2027	1,001
2028	1,412
Thereafter	2,823

Total	$20,475

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As a member of the FHLB of Chicago, the Company has access to both short- and long-term advance structures with maturities ranging from overnight to 30 years. As of March 31, 2024, the Company had total committed borrowing capacity of $4.1 billion based on the amount and type of assets pledged, of which the outstanding balance was comprised of $1.0 billion in long-term advances. As of December 31, 2023, the Company had total committed borrowing capacity of $3.6 billion based on the amount and type of assets pledged, of which the outstanding balance was comprised of $1.0 billion in long-term advances. These advances are presented as short- or long-term borrowings on the condensed consolidated statements of financial condition based on the contractual maturity at origination.

Additionally, the Company has access to committed borrowing capacity through private securitizations to support the funding of its credit card loan receivables. As of March 31, 2024, the total commitment of secured credit facilities through private providers was $3.5 billion, none of which was drawn. As of December 31, 2023, the total commitment of secured credit facilities through private providers was $3.5 billion, $750 million of which was outstanding as a short-term advance. This advance is presented as short-term borrowings on the condensed consolidated statements of financial condition. Access to the unused portions of the secured credit facilities is subject to the terms of the agreements with each of the providers. The secured credit facilities have various expirations in 2025. Borrowings outstanding under each facility bear interest at a margin above the Term Secured Overnight Financing Rate (“SOFR”) or the asset-backed commercial paper costs of each provider. The terms of each agreement provide for a commitment fee to be paid on the unused capacity and include various affirmative and negative covenants, including performance metrics and legal requirements similar to those required to issue any term securitization transaction.

7.	Preferred Stock

The table below presents a summary of the Company’s non-cumulative perpetual preferred stock that is outstanding at March 31, 2024 (dollars in millions, except per depositary share amounts):

Series	Description	Initial Issuance Date	Liquidation Preference and Redemption Price per Depositary Share(1)	Per Annum Dividend Rate in effect at March 31, 2024	Total Depositary Shares Authorized, Issued and Outstanding		Carrying Value
					March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
C(2)(3)(4)	Fixed-to-Floating Rate	10/31/2017	$1,000	5.500%	570,000	570,000	$563	$563
D(2)(5)(6)	Fixed-Rate Reset	6/22/2020	$1,000	6.125%	500,000	500,000	493	493

Total Preferred Stock					1,070,000	1,070,000	$1,056	$1,056

(1)	Redeemable at the redemption price plus declared and unpaid dividends.
(2)	Issued as depositary shares, each representing 1/100th interest in a share of the corresponding series of preferred stock. Each preferred share has a par value of $0.01.
(3)

Redeemable at the Company’s option, subject to regulatory approval, either (i) in whole or in part on any dividend payment date on or after October 30, 2027, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations for the Series C preferred stock).

(4)

Any dividends declared are payable semi-annually in arrears at a rate of 5.500% per annum until October 30, 2027. Thereafter, dividends declared will be payable quarterly in arrears at a floating rate equal to 3-month Term SOFR plus a spread of 3.338% per annum.

(5)

Redeemable at the Company’s option, subject to regulatory approval, either (i) in whole or in part during the three-month period prior to, and including, each reset date (as defined in the certificate of designations for the Series D preferred stock) or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations for the Series D Preferred Stock).

(6)

Any dividends declared are payable semi-annually in arrears at a rate of 6.125% per annum until September 23, 2025, after which the dividend rate will reset every 5 years to a fixed annual rate equal to the 5-year Treasury plus a spread of 5.783%.

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8.	Accumulated Other Comprehensive Income

Changes in each component of accumulated other comprehensive (loss) income (“AOCI”) were as follows (dollars in millions):

	Unrealized (Losses) Gains on Available-for- Sale Investment Securities, Net of Tax	(Losses) Gains on Cash Flow Hedges, Net of Tax	Losses on Pension Plan, Net of Tax	AOCI
For the Three Months Ended March 31, 2024
Balance at December 31, 2023	$(37)	$(8)	$(180)	$(225)
Net change	(97)	(71)	—	(168)

Balance at March 31, 2024	$(134)	$(79)	$(180)	$(393)

For the Three Months Ended March 31, 2023
Balance at December 31, 2022	$(136)	$(14)	$(189)	$(339)
Net change	92	12	—	104

Balance at March 31, 2023	$(44)	$(2)	$(189)	$(235)

The following table presents each component of other comprehensive income (“OCI”) before reclassifications and amounts reclassified from AOCI for each component of OCI before- and after-tax (dollars in millions):

	Before Tax	Tax Benefit (Expense)	Net of Tax
For the Three Months Ended March 31, 2024
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(129)	$32	$(97)

Net change	$(129)	$32	$(97)

Cash Flow Hedges
Net unrealized losses arising during the period	$(131)	$32	$(99)
Amounts reclassified from AOCI	37	(9)	28

Net change	$(94)	$23	$(71)

For the Three Months Ended March 31, 2023
Available-for-Sale Investment Securities
Net unrealized holding gains arising during the period	$122	$(30)	$92

Net change	$122	$(30)	$92

Cash Flow Hedges
Net unrealized gains arising during the period	$10	$(2)	$8
Amounts reclassified from AOCI	5	(1)	4

Net change	$15	$(3)	$12

9.	Income Taxes

The following table presents the calculation of the Company’s effective income tax rate (dollars in millions):

	For the Three Months Ended March 31,
	2024	2023
	(As Restated)	(As Restated)
Income before income taxes	$1,119	$1,241
Income tax expense	$268	$286
Effective income tax rate	23.9%	23.0%

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The effective tax rate increased for the three months ended March 31, 2024, as compared to the same period in 2023, due to the adoption of the proportional amortization method for qualifying tax credit investments effective January 1, 2024, offset by the decrease in pretax income.

The Company is subject to examination by the Internal Revenue Service and tax authorities in various state, local and foreign tax jurisdictions. The Company’s federal income tax filings are open to examinations for the tax years ended December 31, 2020 and forward. The Company regularly assesses the likelihood of additional assessments or settlements in each of the taxing jurisdictions. At this time, the potential change in unrecognized tax benefits is expected to be immaterial over the next 12 months. The Company believes that its reserves are sufficient to cover any tax, penalties and interest that would result from such examinations.

10.	Earnings Per Share

The following table presents the calculation of basic and diluted earnings per share (“EPS”) (dollars and shares in millions, except per share amounts):

	For the Three Months Ended March 31,
	2024	2023
	(As Restated)	(As Restated)
Numerator
Net income	$851	$955
Preferred stock dividends	(31)	(31)

Net income available to common stockholders	820	924
Income allocated to participating securities	(7)	(6)

Net income allocated to common stockholders	$813	$918

Denominator
Weighted-average shares of common stock outstanding	250	262

Weighted-average shares of common stock outstanding and common stock equivalents	250	262

Basic earnings per common share	$3.25	$3.50
Diluted earnings per common share	$3.25	$3.50

Anti-dilutive securities were not material and had no impact on the computation of diluted EPS for the three months ended March 31, 2024 and 2023.

11.	Capital Adequacy

DFS is subject to the capital adequacy guidelines of the Federal Reserve. Discover Bank, the Company’s banking subsidiary, is subject to various regulatory capital requirements as administered by the FDIC. Failure to meet minimum capital requirements can result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could limit the Company’s business activities and have a direct material effect on the financial condition and operating results of DFS and Discover Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DFS and Discover Bank must meet specific risk-based capital requirements and leverage ratios that involve quantitative measures of assets, liabilities and certain off-balance sheet items, as calculated under regulatory guidelines. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

DFS and Discover Bank are subject to regulatory and capital rules issued by the Federal Reserve and FDIC, respectively, under the Basel Committee’s December 2010 framework (“Basel III rules”). Under the Basel III rules, DFS and Discover Bank are classified as “standardized approach” entities. Standardized approach entities are defined as U.S. banking organizations with consolidated total assets over $50 billion but not exceeding $250 billion and consolidated total on-balance sheet foreign exposure less than $10 billion.

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In accordance with the final rule on the impact of current expected credit losses (“CECL”) on regulatory capital, the Company has elected to phase in the impact over three years beginning in 2022. Accordingly, the Company’s Common Equity Tier 1 (“CET1”) capital ratios are higher than they otherwise would have been. The Company’s CET1 capital ratios will continue to be favorably impacted by this election over the phase-in period, which ends December 31, 2024.

As of March 31, 2024 and December 31, 2023, DFS and Discover Bank met all Basel III minimum capital ratio requirements to which they were subject. DFS and Discover Bank also met the requirements to be considered “well-capitalized” under Regulation Y and prompt corrective action rules, respectively. There have been no conditions or events that management believes have changed DFS’ or Discover Bank’s category. To be categorized as “well-capitalized”, DFS and Discover Bank must maintain minimum capital ratios outlined in the table below.

The following table shows the actual capital amounts and ratios of DFS and Discover Bank and comparisons of each to the regulatory minimum and “well-capitalized” requirements (dollars in millions):

	Actual		Minimum Capital Requirements			Capital Requirements To Be Classified as Well-Capitalized
	Amount	Ratio(1)	Amount	Ratio		Amount(2)	Ratio(2)
	(As Restated)	(As Restated)	(As Restated)			(As Restated)
March 31, 2024
Total capital (to risk-weighted assets)
Discover Financial Services	$17,464	13.3%	$10,503	≥	8.0%	$13,128	≥	10.0%
Discover Bank	$16,574	12.8%	$10,351	≥	8.0%	$12,939	≥	10.0%
Tier 1 capital (to risk-weighted assets)
Discover Financial Services	$15,344	11.7%	$7,877	≥	6.0%	$7,877	≥	6.0%
Discover Bank	$13,728	10.6%	$7,763	≥	6.0%	$10,351	≥	8.0%
Tier 1 capital (to average assets)
Discover Financial Services	$15,344	10.1%	$6,086	≥	4.0%	N/A		N/A
Discover Bank	$13,728	9.1%	$6,004	≥	4.0%	$7,505	≥	5.0%
Common Equity Tier 1 (to risk-weighted assets)
Discover Financial Services	$14,288	10.9%	$5,908	≥	4.5%	N/A		N/A
Discover Bank	$13,728	10.6%	$5,823	≥	4.5%	$8,410	≥	6.5%

December 31, 2023
Total capital (to risk-weighted assets)
Discover Financial Services	$17,399	13.2%	$10,509	≥	8.0%	$13,137	≥	10.0%
Discover Bank	$16,409	12.7%	$10,381	≥	8.0%	$12,976	≥	10.0%
Tier 1 capital (to risk-weighted assets)
Discover Financial Services	$15,279	11.6%	$7,882	≥	6.0%	$7,882	≥	6.0%
Discover Bank	$13,459	10.4%	$7,786	≥	6.0%	$10,381	≥	8.0%
Tier 1 capital (to average assets)
Discover Financial Services	$15,279	10.3%	$5,915	≥	4.0%	N/A		N/A
Discover Bank	$13,459	9.2%	$5,833	≥	4.0%	$7,292	≥	5.0%
Common Equity Tier 1 (to risk-weighted assets)
Discover Financial Services	$14,223	10.8%	$5,911	≥	4.5%	N/A		N/A
Discover Bank	$13,459	10.4%	$5,839	≥	4.5%	$8,435	≥	6.5%

(1)	Capital ratios are calculated based on the Basel III standardized approach rules, subject to applicable transition provisions, including CECL transition provisions.
(2)

The Basel III rules do not establish well-capitalized thresholds for these measures for bank holding companies. Existing well-capitalized thresholds established in the Federal Reserve’s Regulation Y have been included where available.

12.	Commitments, Contingencies and Guarantees

In the normal course of business, the Company enters into a number of off-balance sheet commitments, transactions and obligations under guarantee arrangements that expose the Company to varying degrees of risk. The Company’s commitments, contingencies and guarantee relationships are described below.

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Commitments

Unused Credit Arrangements

At March 31, 2024, the Company had unused credit arrangements for loans of approximately $233.0 billion. Such arrangements arise primarily from agreements with customers for unused lines of credit on certain credit cards and certain other loan products, provided there is no violation of conditions in the related agreements. These arrangements, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage, customer creditworthiness, loan qualification and the cost of capital. As the Company’s credit card loans are unconditionally cancellable, no liability for expected credit losses is required for unused lines of credit. For all other loans, the Company records a liability for expected credit losses for unfunded commitments, which is presented as part of accrued expenses and other liabilities in the condensed consolidated statements of financial condition.

Contingencies

See Note 13: Litigation and Regulatory Matters for a description of potential liability arising from pending litigation or regulatory proceedings involving the Company.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts, indemnification agreements and representations and warranties, which contingently require the Company to make payments to the guaranteed party based on changes in an underlying asset, liability or equity security of a guaranteed party, rate or index. Also included as guarantees are contracts that contingently require the Company to make payments to a guaranteed party based on another entity’s failure to perform under an agreement. The Company’s use of guarantees is disclosed below by type of guarantee.

Securitizations Representations and Warranties

As part of the Company’s financing activities, the Company provides representations and warranties that certain assets pledged as collateral in secured borrowing arrangements conform to specified guidelines. Due diligence is performed by the Company, which is intended to ensure that asset guideline qualifications are met. If the assets pledged as collateral do not meet certain conforming guidelines, the Company may be required to replace, repurchase or sell such assets. In its credit card securitization activities, the Company would replace nonconforming receivables through the allocation of excess seller’s interest or from additional transfers from the unrestricted pool of receivables. If the Company could not add enough receivables to satisfy the requirement, an early amortization (or repayment) of investors’ interests would be triggered. In its student loan securitizations, the Company would generally repurchase the loans from the trust at the outstanding principal amount plus interest.

The maximum potential amount of future payments the Company could be required to make would be equal to the current outstanding balances of third-party investor interests in credit card asset-backed securities and the principal amount of any private student loan secured borrowings, plus any unpaid interest for the corresponding secured borrowings. The Company has recorded substantially all of the maximum potential amount of future payments in long-term borrowings on the Company’s condensed consolidated statements of financial condition. The Company has not recorded any incremental contingent liability associated with its secured borrowing representations and warranties. Management believes that the probability of having to replace, repurchase or sell assets pledged as collateral under secured borrowing arrangements, including an early amortization event, is low.

Counterparty Settlement Guarantees

Diners Club and DFS Services LLC (on behalf of PULSE) have various counterparty exposures, which are listed below:

•

Merchant Guarantee. Diners Club has entered into contractual relationships with certain international merchants, which generally include travel-related businesses, for the benefit of all Diners Club licensees. The licensees hold the primary liability to settle the transactions of their customers with these merchants. However, Diners Club retains a counterparty exposure if a licensee fails to meet its financial payment obligation to one of these merchants.

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•

ATM Guarantee. PULSE entered into contractual relationships with certain international ATM acquirers in which DFS Services LLC retains counterparty exposure if an issuer fails to fulfill its settlement obligation.

•

Global Network Alliance Guarantee. Discover Network, Diners Club and PULSE have entered into contractual relationships with certain international payment networks in which DFS Services LLC retains the counterparty exposure if a network fails to fulfill its settlement obligation.

The maximum potential amount of future payments related to such contingent obligations is dependent upon the transaction volume processed between the time a potential counterparty defaults on its settlement and the time at which the Company disables the settlement of any further transactions for the defaulting party. The Company has some contractual remedies to offset these counterparty settlement exposures (such as letters of credit or pledged deposits), however, there is no limitation on the maximum amount the Company may be liable to pay.

The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether particular counterparties will fail to meet their settlement obligations. In the event all licensees and/or issuers were to become unable to settle their transactions, the Company estimates its maximum potential counterparty exposures to these settlement guarantees would be approximately $110 million as of March 31, 2024.

The Company believes that the estimated amounts of maximum potential future payments are not representative of the Company’s actual potential loss exposure given Diners Club’s and PULSE’s insignificant historical losses from these counterparty exposures. As of March 31, 2024, the Company had not recorded any contingent liability in the condensed consolidated statements of financial condition for these counterparty exposures and management believes that the probability of any payments under these arrangements is low.

Discover Network Merchant Chargeback Guarantees

The Company operates the Discover Network, issues payment cards and permits third parties to issue payment cards. The Company is contingently liable for certain transactions processed on the Discover Network in the event of a dispute between the payment card customer and a merchant. The contingent liability arises if the disputed transaction involves a merchant or merchant acquirer with whom the Discover Network has a direct relationship. If a dispute is resolved in the customer’s favor, the Discover Network will credit or refund the disputed amount to the Discover Network card issuer, who in turn credits its customer’s account. The Discover Network will then charge back the disputed amount of the payment card transaction to the merchant or merchant acquirer, where permitted by the applicable agreement, to seek recovery of amounts already paid to the merchant for payment card transactions. If the Discover Network is unable to collect the amount subject to dispute from the merchant or merchant acquirer (e.g., in the event of merchant default or dissolution or after expiration of the time period for chargebacks in the applicable agreement), the Discover Network will bear the loss for the amount credited or refunded to the customer. In most instances, a loss by the Discover Network is unlikely to arise in connection with payments on card transactions because most products or services are delivered when purchased and credits are issued by merchants on returned items in a timely fashion, thus minimizing the likelihood of cardholder disputes with respect to amounts paid by the Discover Network. However, where the product or service is not scheduled to be provided to the customer until a later date following the purchase, the likelihood of a contingent payment obligation by the Discover Network increases. Losses related to merchant chargebacks were not material for the three months ended March 31, 2024 and 2023.

The maximum potential amount of obligations of the Discover Network arising from such contingent obligations is estimated to be the portion of the total Discover Network transaction volume processed to date for which timely and valid disputes may be raised under applicable law and relevant issuer and customer agreements. There is no limitation on the maximum amount the Company may be liable to pay to issuers. However, the Company believes that such amount is not representative of the Company’s actual potential loss exposure based on the Company’s historical experience. The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether the current or cumulative transaction volumes may include or result in disputed transactions.

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The following table summarizes certain information regarding merchant chargeback guarantees (dollars in millions):

	For the Three Months Ended March 31,
	2024	2023
Aggregate sales transaction volume(1)	$61,332	$60,833

(1)	Represents transactions processed on the Discover Network for which a potential liability exists that, in aggregate, can differ from credit card sales volume.

The Company did not record any contingent liability in the condensed consolidated financial statements for merchant chargeback guarantees as of March 31, 2024 and December 31, 2023. The Company mitigates the risk of potential loss exposure by withholding settlement from merchants, obtaining third-party guarantees, or obtaining escrow deposits or letters of credit from certain merchant acquirers or merchants that are considered a higher risk due to various factors such as time delays in the delivery of products or services. As of March 31, 2024 and December 31, 2023, the Company had escrow deposits and settlement withholdings of $9 million and $10 million, respectively, which are recorded in interest-bearing deposit accounts and accrued expenses and other liabilities on the Company’s condensed consolidated statements of financial condition.

13.	Litigation and Regulatory Matters

In the normal course of business, from time to time, the Company has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The litigation process is not predictable and can lead to unexpected results. The Company contests liability and/or the amount of damages as appropriate in each pending matter.

The Company has historically offered its customers an arbitration clause in its customer agreements. The arbitration clause allows the Company and its customers to quickly and economically resolve disputes. Additionally, the arbitration clause has in some instances limited the costs of, and the Company’s exposure to, litigation. Future legal and regulatory challenges and prohibitions may cause the Company to discontinue its offering and use of such clauses. From time to time, the Company is involved in legal actions challenging its arbitration clause. Bills may be periodically introduced in Congress to directly or indirectly prohibit the use of pre-dispute arbitration clauses.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding the Company’s business including, among other matters, regulatory, accounting, tax and other operational matters. The investigations and proceedings may result in significant adverse judgments, settlements, fines, penalties, injunctions, decreases in regulatory ratings, customer restitution or other relief. These outcomes could materially impact the Company’s condensed consolidated financial statements, increase its cost of operations, or limit the Company’s ability to execute its business strategies and engage in certain business activities. Certain subsidiaries of the Company are subject to consent orders with the Consumer Financial Protection Bureau (“CFPB”) and FDIC, as described below. Pursuant to powers granted under federal banking laws, regulatory agencies have broad and sweeping discretion and may assess civil money penalties, require changes to certain business practices or require customer restitution at any time.

In accordance with applicable accounting guidance, the Company establishes a liability for legal and regulatory matters when those matters create loss contingencies that are both probable and estimable. Except as discussed below regarding the card product misclassification matter, litigation and regulatory settlement-related expenses were immaterial for the three months ended March 31, 2024 and 2023.

There may be an exposure to loss in excess of any amounts accrued. The Company believes the estimate of the aggregate range of reasonably possible losses (meaning the likelihood of losses is more than remote but less than likely), in excess of the amounts that the Company has accrued for legal and regulatory proceedings, is up to $ 230 million as of March 31, 2024. This estimated range of reasonably possible losses is based on currently available information for those proceedings in which the Company is involved and considers the Company’s best estimate of such losses for those matters for which an estimate can be made. It does not represent the Company’s maximum potential loss exposure. Various aspects of the legal proceedings underlying the estimated range will change from time to time and actual results may vary significantly from the estimate.

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The Company’s estimated range noted above involves significant judgment, given the varying stages of the proceedings, the existence of numerous yet to be resolved issues, the breadth of the claims (often spanning multiple years and, in some cases, a wide range of business activities), unspecified damages and/or the novelty of the legal issues presented. The outcome of pending matters could adversely affect the Company’s reputation and be material to the Company’s condensed consolidated financial condition, operating results and cash flows for a particular future period, depending on, among other things, the level of the Company’s income for such period.

In July 2015, the Company announced that its subsidiaries, Discover Bank, The Student Loan Corporation and Discover Products Inc. (the “Discover Subsidiaries”), agreed to a consent order with the CFPB with respect to certain private student loan servicing practices (the “2015 Order”). The 2015 Order expired in July 2020. In December 2020, the Discover Subsidiaries agreed to a consent order (the “2020 Order”) with the CFPB resolving the agency’s investigation into Discover Bank’s compliance with the 2015 Order. In connection with the 2020 Order, Discover is required to implement a redress and compliance plan and must pay at least $10 million in consumer redress to consumers who may have been harmed and has paid a $25 million civil money penalty to the CFPB.

On September 25, 2023, following the consent of the Board of Directors of Discover Bank, the FDIC issued a consent order (the “2023 Order”) to Discover Bank. The 2023 Order addresses shortcomings in Discover Bank’s compliance management system for consumer protection laws and related matters. It does not contain any monetary penalties or fines. As part of the 2023 Order, Discover Bank agreed to improve its consumer compliance management system and enhance related corporate governance and enterprise risk management practices, and increase the level of Board oversight of such matters. Discover Bank has been taking significant steps to strengthen the organization’s compliance management system and address the other issues identified in the 2023 Order. In addition, Discover added two new independent directors with significant banking experience to the Boards of Discover and Discover Bank in the third quarter of 2023.

Management and the Board are committed to meeting all the requirements of the 2023 Order. Discover Bank is working diligently to complete items required by the 2023 Order. This includes having retained third party consultants to conduct independent reviews and the submission of action plans to the FDIC by the required deadlines for review and feedback. The actions completed to date, taken together with actions previously undertaken to improve and enhance its compliance management system and enhance related corporate governance, address multiple consent order objectives, however, many provisions require longer term implementation. Depending on regulatory feedback, the timing of approvals and sustainability periods, necessary work is not likely to be completed until at least 2025.

On March 8, 2016, a class-action lawsuit was filed against the Company, other credit card networks, other issuing banks and EMVCo in the U.S. District Court for the Northern District of California (B&R Supermarket, Inc., d/b/a Milam’s Market, et al. v. Visa, Inc., et al.) alleging a conspiracy by defendants to shift fraud liability to merchants with the migration to the EMV security standard and chip technology. The plaintiffs assert joint and several liability among the defendants and seek unspecified damages, including treble damages, attorneys’ fees, costs and injunctive relief. The Company filed its motion to compel arbitration, motion for summary judgment, and Daubert challenges on November 30, 2022, and awaits rulings. The Company is not in a position at this time to assess the likely outcome or its exposure, if any, with respect to this matter. However, the Company will seek to defend itself vigorously against all claims asserted by the plaintiffs.

Card Product Misclassification

As of March 31, 2024, the balance of the Company’s counterparty restitution liability was $1.2 billion, reflecting additional accruals for interest on the overcharges committed to as part of the counterparty restitution plan approved by the Board of Directors in the third quarter of 2023, additional concessions agreed to as part of the class action settlement negotiations in the first quarter of 2024 and settlement disbursements made during the quarter. Throughout the first quarter of 2024, the Company continued settlement discussions with large direct merchants both directly and indirectly as plaintiffs in putative class actions filed on behalf of all merchants, and the Company continued to discuss these efforts with its regulators.

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The following table summarizes the change in the Company’s counterparty restitution liability pertaining to the card product misclassification (dollars in millions):

	For the Three Months Ended March 31, 2024
	As Previously Reported	Restatement Impacts	As Restated
Balance at December 31, 2023	$375	$784	$1,159
Provision for refund of overcharges	621	(621)	—
Provision for interest on overcharges	108	(94)	14
Provision for other settlement concessions	70	—	70
Disbursements	(9)	—	(9)

Balance at March 31, 2024	$1,165	$69	$1,234

The Company remains in discussions with its regulators regarding this matter. The Company expects these discussions will likely result in enforcement actions, which may include, among other remedies, monetary penalties, the amount of which cannot be estimated at this time and could be material.

In addition, the Company and its subsidiaries have been named as defendants in various lawsuits, including a putative class action on behalf of shareholders and shareholder derivative actions. The Company also is cooperating with a Securities and Exchange Commission investigation into the card product misclassification matter. The Company believes that additional losses are probable as a result of these actions and such losses could be material but it is not able to make a reasonable estimate of the amount or range of such losses as of March 31, 2024.

14.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, provides a three-level hierarchy for classifying the inputs to valuation techniques used to measure fair value of financial instruments based on whether the inputs are observable or unobservable. It also requires certain disclosures about those measurements. The three-level valuation hierarchy is as follows:

•

Level 1: Fair values determined by Level 1 inputs are defined as those that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2: Fair values determined by Level 2 inputs are those that utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active or inactive markets, quoted prices for the identical assets in an inactive market and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The Company evaluates factors such as the frequency of transactions, the size of the bid-ask spread and the significance of adjustments made when considering transactions involving similar assets or liabilities to assess the relevance of those observed prices. If relevant and observable prices are available, the fair values of the related assets or liabilities would be classified as Level 2.

•

Level 3: Fair values determined by Level 3 inputs are those based on unobservable inputs and include situations where there is little, if any, market activity for the asset or liability being valued. In instances where the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy in which the measurements are classified is based on the lowest level input that is significant to the fair value measurement in its entirety. Accordingly, the Company may utilize both observable and unobservable inputs in determining the fair values of financial instruments classified within the Level 3 category.

The Company evaluates the classification of each fair value measurement within the hierarchy at least quarterly.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and involves consideration of factors specific to the asset or liability. Furthermore, certain techniques used to measure fair value involve some degree of judgment and, as a result, are not necessarily indicative of the amounts the Company would realize in a current market exchange.

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Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are as follows (dollars in millions):

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Balance at March 31, 2024
Assets
Fair value – OCI
U.S. Treasury and U.S. GSE securities	$12,815	$7	$—	$12,822
Residential mortgage-backed securities – Agency	—	439	—	439

Available-for-sale investment securities	$12,815	$446	$—	$13,261

Derivative financial instruments – cash flow hedges(1)	$—	$1	$—	$1

Liabilities
Fair value – OCI
Derivative financial instruments – cash flow hedges(1)	$—	$6	$—	$6

Fair value – Net income
Derivative financial instruments – fair value hedges(1)	$—	$5	$—	$5

Balance at December 31, 2023
Assets
Fair value – OCI
U.S. Treasury and U.S. GSE securities	$12,928	$9	$—	$12,937
Residential mortgage-backed securities – Agency	—	465	—	465

Available-for-sale investment securities	$12,928	$474	$—	$13,402

Derivative financial instruments – cash flow hedges(1)	$—	$2	$—	$2

Fair value – Net income
Marketable equity securities	$1	$—	$—	$1
Derivative financial instruments – fair value hedges(1)	$—	$2	$—	$2

(1)

Derivative instrument carrying values in an asset or liability position are presented as part of other assets or accrued expenses and other liabilities, respectively, in the Company’s condensed consolidated statements of financial condition.

Available-for-Sale Investment Securities

Investment securities classified as available-for-sale consist of U.S. Treasury and U.S. GSE securities and RMBS. The fair value estimates of investment securities classified as Level 1, consisting of U.S. Treasury securities, are determined based on quoted market prices for the same securities. The fair value estimates of U.S. GSE securities and RMBS are classified as Level 2 and are valued by maximizing the use of relevant observable inputs, including quoted prices for similar securities, benchmark yield curves and market-corroborated inputs.

The Company validates the fair value estimates provided by pricing services primarily by comparing to valuations obtained through other pricing sources. The Company evaluates pricing variances among different pricing sources to ensure that the valuations utilized are reasonable. The Company also corroborates the reasonableness of the fair value estimates with analysis of trends of significant inputs, such as market interest rate curves. The Company further performs due diligence in understanding the procedures and techniques performed by the pricing services to derive fair value estimates.

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At March 31, 2024, amounts reported in RMBS reflect U.S. government agency and U.S. GSE obligations issued by Ginnie Mae, Fannie Mae and Freddie Mac with an aggregate par value of $457 million, a weighted-average coupon of 4.10% and a weighted-average remaining maturity of four years.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of interest rate swaps and foreign exchange forward contracts. These instruments are classified as Level 2 as their fair values are estimated using proprietary pricing models, containing certain assumptions based on readily observable market-based inputs, including interest rate curves, option volatility and foreign currency forward and spot rates. In determining fair values, the pricing models use widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and the observable market-based inputs. The fair values of the interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments are based on an expectation of future interest rates derived from the observable market interest rate curves. The Company considers collateral and master netting agreements that mitigate credit exposure to counterparties in determining the counterparty credit risk valuation adjustment. The fair values of the currency instruments are valued by comparing the contracted forward exchange rate pertaining to the specific contract maturities to the current market exchange rate.

The Company validates the fair value estimates of interest rate swaps primarily through comparison to the fair value estimates computed by the counterparties to each of the derivative transactions. The Company evaluates pricing variances among different pricing sources to ensure that the valuations utilized are reasonable. The Company also corroborates the reasonableness of the fair value estimates with analysis of trends of significant inputs, such as market interest rate curves. The Company performs due diligence in understanding the impact of any changes to the valuation techniques performed by proprietary pricing models before implementation, working closely with the third-party valuation service and reviewing the service’s control objectives at least annually. The Company corroborates the fair value of foreign exchange forward contracts through independent calculation of the fair value estimates.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. These assets include those associated with acquired businesses, including goodwill. For these assets, measurement at fair value in periods subsequent to the initial recognition of the assets may be applicable whenever one is tested for impairment. No impairments were recognized related to these assets during the three months ended March 31, 2024 and 2023.

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Financial Instruments Measured at Other Than Fair Value

The following tables disclose the estimated fair value of the Company’s financial assets and financial liabilities that are not required to be carried at fair value (dollars in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Carrying Value
Balance at March 31, 2024
Assets
Amortized cost
Residential mortgage-backed securities – Agency	$—	$238	$—	$238	$261

Held-to-maturity investment securities	$—	$238	$—	$238	$261

Net loan receivables	$—	$—	$124,936	$124,936	$117,297
Carrying value approximates fair value(1)
Cash and cash equivalents	$14,004	$—	$—	$14,004	$14,004
Restricted cash	$439	$—	$—	$439	$439
Accrued interest receivables(2)	$—	$1,490	$—	$1,490	$1,490

Liabilities
Amortized cost
Time deposits(3)	$—	$45,276	$—	$45,276	$45,242

Long-term borrowings – owed to securitization investors	$—	$10,767	$61	$10,828	$10,933
Other long-term borrowings	—	9,544	—	9,544	9,542

Long-term borrowings	$—	$20,311	$61	$20,372	$20,475

Carrying value approximates fair value(1)
Accrued interest payables(2)	$—	$445	$—	$445	$445

Balance at December 31, 2023
Assets
Amortized cost
Residential mortgage-backed securities – Agency	$—	$234	$—	$234	$253

Held-to-maturity investment securities	$—	$234	$—	$234	$253

Net loan receivables	$—	$—	$126,940	$126,940	$119,126

Carrying value approximates fair value(1)
Cash and cash equivalents	$11,685	$—	$—	$11,685	$11,685
Restricted cash	$43	$—	$—	$43	$43
Accrued interest receivables(2)	$—	$1,450	$—	$1,450	$1,450

Liabilities
Amortized cost
Time deposits(3)	$—	$45,333	$—	$45,333	$45,240
Short-term borrowings	$—	$750	$—	$750	$750

Long-term borrowings – owed to securitization investors	$—	$10,770	$65	$10,835	$10,993
Other long-term borrowings	—	9,469	—	9,469	9,588

Long-term borrowings	$—	$20,239	$65	$20,304	$20,581

Carrying value approximates fair value(1)
Accrued interest payables(2)	$—	$421	$—	$421	$421

(1)	The carrying values of these assets and liabilities approximate fair value due to their short-term nature.
(2)

Accrued interest receivable and payable carrying values are presented as part of other assets and accrued expenses and other liabilities, respectively, in the Company’s condensed consolidated statements of financial condition.

(3)	Excludes deposits without contractually defined maturities for all periods presented.

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15.	Derivatives and Hedging Activities

The Company uses derivatives to manage its exposure to various financial risks. The Company does not enter into derivatives for trading or speculative purposes. Certain derivatives used to manage the Company’s exposure to foreign currency are not designated as hedges and do not qualify for hedge accounting.

Derivatives may give rise to counterparty credit risk, which generally is mitigated through collateral arrangements as described under the sub-heading “—Collateral Requirements and Credit-Risk Related Contingency Features.” The Company enters into derivative transactions with established dealers that meet minimum credit criteria established by the Company. All counterparties must be pre-approved before engaging in any transaction with the Company. The Company regularly monitors counterparties to ensure compliance with the Company’s risk policies and limits. In determining the counterparty credit risk valuation adjustment for the fair values of derivatives, if any, the Company considers collateral and legally enforceable master netting agreements that mitigate credit exposure to related counterparties.

All derivatives are recorded in other assets at their gross positive fair values and in accrued expenses and other liabilities at their gross negative fair values. See Note 14: Fair Value Measurements for a description of the valuation methodologies used for derivatives. Cash collateral amounts associated with derivative positions that are cleared through an exchange are legally characterized as settlement of the derivative positions. Such collateral amounts are reflected as offsets to the associated derivatives balances recorded in other assets or in accrued expenses and other liabilities. Other cash collateral posted and held balances are recorded in other assets and deposits, respectively, in the condensed consolidated statements of financial condition. Collateral amounts recorded in the condensed consolidated statements of financial condition are based on the net collateral posted or held position for each applicable legal entity’s master netting arrangement with each counterparty.

Derivatives Designated as Hedges

Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows arising from changes in interest rates, or other types of forecasted transactions, are considered cash flow hedges. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.

Cash Flow Hedges

The Company uses interest rate swaps to manage its exposure to variability in cash flows related to changes in interest rates on interest-earning assets and funding instruments. These interest rate swaps qualify for hedge accounting in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). At March 31, 2024 and December 31, 2023, the Company’s outstanding cash flow hedges primarily relate to interest receipts from credit card receivables and had an initial maximum period of five years.

The change in the fair value of derivatives designated as cash flow hedges is recorded in OCI and is subsequently reclassified into earnings in the period that the hedged forecasted cash flows affect earnings. Amounts reported in AOCI related to derivatives at March 31, 2024, will be reclassified to interest income and interest expense as interest receipts and payments are accrued on the Company’s then outstanding credit card receivables and certain floating-rate debt, respectively. During the next 12 months, the Company estimates it will reclassify $104 million into pretax earnings related to its cash flow hedges.

Fair Value Hedges

The Company is exposed to changes in the fair value of its fixed-rate debt obligations due to changes in interest rates. The Company uses interest rate swaps to manage its exposure to changes in the fair value of certain fixed-rate long-term borrowings, including securitized debt and bank notes, and deposits attributable to changes in the respective benchmark rates. These interest rate swaps qualify as fair value hedges in accordance with ASC 815. Changes in the fair values of both (i) the derivatives and (ii) the hedged long-term borrowings and deposits attributable to the interest-rate risk being hedged are recorded in interest expense and generally provide substantial offset to one another.

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Derivatives Not Designated as Hedges

Foreign Exchange Forward Contracts

The Company has foreign exchange forward contracts that are economic hedges and are not designated as accounting hedges. The Company enters into foreign exchange forward contracts to manage foreign currency risk. Changes in the fair value of these contracts are recorded in other income on the condensed consolidated statements of income.

Derivatives Cleared Through an Exchange

Cash variation margin payments on derivatives cleared through an exchange are legally considered settlement payments and are accounted for with corresponding derivative positions as one unit of account and not presented separately as collateral. With settlement payments on derivative positions cleared through this exchange reflected as offsets to the associated derivative asset and liability balances, the fair values of derivative instruments and collateral balances shown are generally reduced.

Derivatives Activity

The following table summarizes the fair value (including accrued interest) and outstanding notional amounts of derivative instruments and related collateral balances (dollars in millions):

	March 31, 2024				December 31, 2023
	Notional Amount	Number of Outstanding Derivative Contracts	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedges
Interest rate swaps-cash flow hedge	$12,000	19	$1	$6	$10,650	$2	$—
Interest rate swaps-fair value hedge	$12,762	17	—	5	$8,650	2	—
Derivatives not designated as hedges
Foreign exchange forward contracts(1)	$32	6	—	—	$29	—	—

Total gross derivative assets/liabilities(2)			1	11		4	—
Less: collateral held/posted(3)			—	(11)		—	—

Total net derivative assets/liabilities			$1	$—		$4	$—

(1)

The foreign exchange forward contracts have notional amounts of EUR 6 million, GBP 6 million, SGD 1 million and INR 1.5 billion as of March 31, 2024, and notional amounts of EUR 6 million, GBP 6 million, SGD 1 million, INR 1.1 billion and AUD 2 million as of December 31, 2023.

(2)

In addition to the derivatives disclosed in the table, the Company enters into forward contracts to purchase when-issued mortgage-backed securities and tax exempt single family mortgage revenue bonds as part of its community reinvestment initiatives. At March 31, 2024, the Company had one outstanding contract with a total notional amount of $23 million and an immaterial fair value. At December 31, 2023, the Company had one outstanding contract with a total notional amount of $35 million and an immaterial fair value.

(3)	Collateral amounts, which consist of cash and investment securities, are limited to the related derivative asset/liability balance and do not include excess collateral received/pledged.

The following amounts were recorded on the statements of financial condition related to cumulative basis adjustments for fair value hedges (dollars in millions):

	March 31, 2024		December 31, 2023
	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustment (Decreasing) the Carrying Amount of Hedged Liabilities(1)	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustment (Decreasing) the Carrying Amount of Hedged Liabilities(1)
Long-term borrowings	$12,614	$(108)	$8,620	$—

(1)	The balance includes $10 million and $12 million of cumulative hedging adjustments related to discontinued hedging relationships as of March 31, 2024 and December 31, 2023, respectively.

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The following table summarizes the impact of the derivative instruments on income and indicates where within the condensed consolidated financial statements such impact is reported (dollars in millions):

	Location and Amount of (Losses) Gains Recognized on the Condensed Consolidated Statements of Income
	Interest Expense
	Deposits	Long-Term Borrowings	Interest Income (Credit Card)
For the Three Months Ended March 31, 2024
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(1,210)	$(245)	$3,938

The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$3	$(40)

Gains (losses) on fair value hedging relationships
Gains on hedged items	$3	$103	$—
Losses on interest rate swaps	(4)	(138)	—

Total losses on fair value hedging relationships	$(1)	$(35)	$—

For the Three Months Ended March 31, 2023
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(756)	$(189)	$3,321

The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$2	$(7)

Gains (losses) on fair value hedging relationships
Losses on hedged items	$—	$(35)	$—
Gains on interest rate swaps	—	21	—

Total losses on fair value hedging relationships	$—	$(14)	$—

For the impact of the derivative instruments on OCI, see Note 8: Accumulated Other Comprehensive Income.

Collateral Requirements and Credit-Risk Related Contingency Features

The Company has master netting arrangements and minimum collateral posting thresholds with its counterparties for its fair value and cash flow hedge interest rate swaps and foreign exchange forward contracts. The Company has not sought a legal opinion in relation to the enforceability of its master netting arrangements and, as such, does not report any of these positions on a net basis. Collateral is required by either the Company or its subsidiaries or the counterparty depending on the net fair value position of the derivatives held with that counterparty. These collateral receivable or payable amounts are generally not offset against the fair value of these derivatives but are recorded separately in other assets or deposits. Most of the Company’s cash collateral amounts relate to positions cleared through an exchange and are reflected as offsets to the associated derivatives balances recorded in other assets and accrued expenses and other liabilities.

The Company also has agreements with certain of its derivative counterparties that contain a provision under which the Company could be declared in default on any of its derivative obligations if the Company defaults on any of its indebtedness, including default where the lender has not accelerated repayment of the indebtedness.

16.	Segment Disclosures

The Company manages its business activities in two segments: Digital Banking and Payment Services.

•

Digital Banking: The Digital Banking segment includes Discover-branded credit cards issued to individuals on the Discover Network and other consumer products and services, including private student loans, personal loans, home loans and deposit products. The majority of Digital Banking revenues relate to interest income earned on the segment’s loan products. Additionally, the Company’s credit card products generate substantially all revenues related to discount and interchange, protection products and loan fee income.

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•

Payment Services: The Payment Services segment includes PULSE, an ATM, debit and electronic funds transfer network; Diners Club, a global payments network; and the Company’s Network Partners business, which provides payment transaction processing and settlement services on the Discover Network. The majority of Payment Services revenues relate to transaction processing revenue from PULSE and royalty and licensee revenue from Diners Club.

The business segment reporting provided to and used by the Company’s CODM is prepared using the following principles and allocation conventions:

•	The Company aggregates operating segments when determining reportable segments.

•	Corporate overhead is not allocated between segments; all corporate overhead is included in the Digital Banking segment.

•

Through its operation of the Discover Network, the Digital Banking segment incurs fixed marketing, servicing and infrastructure costs that are not specifically allocated among the segments, except for an allocation of direct and incremental costs driven by the Company’s Payment Services segment.

•	The Company’s assets are not allocated among the operating segments in the information reviewed by the Company’s CODM.

•	The revenues of each segment are derived from external sources. The segments do not earn revenue from intercompany sources.

•	Income taxes are not specifically allocated between the operating segments in the information reviewed by the Company’s CODM.

The following table presents segment data (dollars in millions):

	Digital Banking	Payment Services	Total
	(As Restated)		(As Restated)
For the Three Months Ended March 31, 2024
Interest income
Credit card loans	$3,938	$—	$3,938
Private student loans	264	—	264
Personal loans	333	—	333
Other loans	115	—	115
Other interest income	298	—	298

Total interest income	4,948	—	4,948
Interest expense	1,461	—	1,461

Net interest income	3,487	—	3,487
Provision for credit losses	1,497	—	1,497
Other income	541	132	673
Other expense	1,494	50	1,544

Income before income taxes	$1,037	$82	$1,119

For the Three Months Ended March 31, 2023
Interest income
Credit card loans	$3,321	$—	$3,321
Private student loans	252	—	252
Personal loans	248	—	248

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	Digital Banking	Payment Services	Total
	(As Restated)		(As Restated)
Other loans	64	—	64
Other interest income	192	—	192

Total interest income	4,077	—	4,077
Interest expense	945	—	945

Net interest income	3,132	—	3,132
Provision for credit losses	1,102	—	1,102
Other income	506	88	594
Other expense	1,342	41	1,383

Income before income taxes	$1,194	$47	$1,241

17.	Revenue from Contracts with Customers

ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), generally applies to the sales of any good or service for which no other specific accounting guidance is provided. ASC 606 defines a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The Company’s revenue that is subject to this model includes discount and interchange, protection products fees, transaction processing revenue and certain amounts classified as other income.

The following table presents revenue from contracts with customers disaggregated by business segment and reconciles revenue from contracts with customers to total other income (dollars in millions):

	Digital Banking	Payment Services	Total
	(As Restated)		(As Restated)
For the Three Months Ended March 31, 2024
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$296	$25	$321
Protection products revenue	42	—	42
Transaction processing revenue	—	87	87
Other income	3	20	23

Total other income subject to ASC 606(2)	341	132	473
Other income not subject to ASC 606
Loan fee income	200	—	200
Total other income not subject to ASC 606	200	—	200

Total other income by operating segment	$541	$132	$673

For the Three Months Ended March 31, 2023
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$294	$20	$314
Protection products revenue	43	—	43
Transaction processing revenue	—	67	67
Other income	3	19	22

Total other income subject to ASC 606(2)	340	106	446
Other income not subject to ASC 606
Loan fee income	166	—	166
Gains (losses) on equity investments	—	(18)	(18)

Total other income (loss) not subject to ASC 606	166	(18)	148

Total other income by operating segment	$506	$88	$594

(1)	Net of rewards, including Cashback Bonus rewards, of $703 million and $716 million for the three months ended March 31, 2024 and 2023, respectively.
(2)	Excludes $2 million and $6 million of deposit product fees that are reported within net interest income for the three months ended March 31, 2024 and 2023, respectively.

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For a detailed description of the Company’s significant revenue recognition accounting policies, see Note 2: Summary of Significant Accounting Policies to the consolidated financial statements in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

18.	Restatement of Financial Statements

In connection with the card product misclassification as described in Note 1: Background and Basis of Presentation – Restatement of Financial Statements, the Company determined that corrections to the financial statements for the impact of the card product classification were required for the current period presented in this Form 10-Q/A. The Company has made these corrections to the recognition of discount and interchange revenue, other expense and income tax expense, as well as the related impacts to assets, liabilities and retained earnings in the current period presented in this Form 10-Q/A. Assets were impacted by adjustments to deferred tax assets, and liabilities were impacted by an adjustment to the liability for estimated refunds to merchants and merchant acquirers.

The restatement impacts to the Company’s condensed consolidated statement of financial condition were as shown below (dollars in millions):

	March 31, 2024
	As Previously Reported	Restatement Impacts	As Restated
Assets
Other assets	$6,065	$18	$6,083

Total assets	$152,689	$18	$152,707

Liabilities and Stockholders’ Equity
Liabilities
Accrued expenses and other liabilities	$7,064	$68	$7,132

Total liabilities	$137,969	$68	$138,037

Stockholders’ Equity
Retained earnings	$30,511	$(50)	$30,461
Total stockholders’ equity	$14,720	$(50)	$14,670

Total liabilities and stockholders’ equity	$152,689	$18	$152,707

The restatement impacts to the Company’s condensed consolidated statement of income were as shown below (dollars in millions, except for share amounts):

	For the Three Months Ended March 31, 2024
	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$371	$(50)	$321

Total other income	$723	$(50)	$673

Other expense
Other expense	$913	$(765)	$148

Total other expense	$2,309	$(765)	$1,544

Income before income taxes	$404	$715	$1,119
Income tax expense	$96	$172	$268

Net income	$308	$543	$851

Net income allocated to common stockholders	$274	$539	$813

Basic earnings per common share	$1.10	$2.15	$3.25
Diluted earnings per common share	$1.10	$2.15	$3.25

40

The restatement impacts to the Company’s condensed consolidated statement of comprehensive income were as shown below (dollars in millions):

	For the Three Months Ended March 31, 2024
	As Previously Reported	Restatement Impacts	As Restated
Net income	$308	$543	$851

Comprehensive income	$140	$543	$683

The restatement impacts to the Company’s condensed consolidated statement of changes in stockholders’ equity were as shown below (dollars in millions):

	Retained Earnings	Total Stockholders’ Equity
As Previously Reported
For the Three Months Ended March 31, 2024
Balance at December 31, 2023	$30,448	$14,828
Net income	$308	$308

Balance at March 31, 2024	$30,511	$14,720

Restatement Impacts
For the Three Months Ended March 31, 2024
Balance at December 31, 2023	$(593)	$(593)
Net income	$543	$543

Balance at March 31, 2024	$(50)	$(50)

As Restated
For the Three Months Ended March 31, 2024
Balance at December 31, 2023	$29,855	$14,235
Net income	$851	$851

Balance at March 31, 2024	$30,461	$14,670

The restatement impacts to the Company’s condensed consolidated statement of cash flows were as shown below (dollars in millions):

	For the Three Months Ended March 31, 2024
	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$308	$543	$851
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	$(199)	$172	$(27)
Changes in assets and liabilities:
Increase in other assets	$(246)	$—	$(246)
Increase in accrued expenses and liabilities	$465	$(715)	$(250)

Net cash provided by operating activities	$1,843	$—	$1,843

41

19.	Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2024, and determined that there were no subsequent events that would require recognition or disclosure in the condensed consolidated financial statements.

42

Exhibit 99.4

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Financial Condition (unaudited)

(dollars in millions, except for share amounts)

	June 30, 2024	December 31, 2023
	(As Restated)	(As Restated)
Assets
Cash and cash equivalents	$10,865	$11,685
Restricted cash	32	43
Investment securities (includes available-for-sale securities of $13,242 and $13,402 reported at fair value with associated amortized cost of $13,438 and $13,451 at June 30, 2024 and December 31, 2023, respectively)	13,508	13,655
Loan receivables
Loans held-for-sale	10,145	—
Loan portfolio	117,504	128,409

Total loan receivables	127,649	128,409
Allowance for credit losses	(8,481)	(9,283)

Net loan receivables	119,168	119,126
Premises and equipment, net	1,087	1,091
Goodwill	255	255
Other assets	5,973	5,858

Total assets	$150,888	$151,713

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Interest-bearing deposit accounts	$106,871	$107,493
Non-interest bearing deposit accounts	1,479	1,438

Total deposits	108,350	108,931
Short-term borrowings	—	750
Long-term borrowings	19,141	20,581
Accrued expenses and other liabilities	7,387	7,216

Total liabilities	134,878	137,478
Commitments, contingencies and guarantees (Notes 9, 12 and 13)
Stockholders’ Equity
Common stock, par value $0.01 per share; 2,000,000,000 shares authorized; 572,265,525 and 570,837,720 shares issued at June 30, 2024 and December 31, 2023, respectively	6	6
Preferred stock, par value $0.01 per share; 200,000,000 shares authorized; 10,700 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	1,056	1,056
Additional paid-in capital	4,603	4,553
Retained earnings	31,807	29,855
Accumulated other comprehensive loss	(398)	(225)
Treasury stock, at cost; 321,194,606 and 320,734,860 shares at June 30, 2024 and December 31, 2023, respectively	(21,064)	(21,010)

Total stockholders’ equity	16,010	14,235

Total liabilities and stockholders’ equity	$150,888	$151,713

See Notes to the Condensed Consolidated Financial Statements.

1

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Financial Condition (unaudited)

(dollars in millions)

The table below presents the carrying amounts of certain assets and liabilities of Discover Financial Services’ consolidated variable interest entities (“VIEs”), which are included in the condensed consolidated statements of financial condition above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts for which creditors have recourse to the general credit of Discover Financial Services.

	June 30, 2024	December 31, 2023
Assets
Restricted cash	$32	$43
Loans held-for-sale	$141	$—
Loan portfolio	$29,009	$30,590
Allowance for credit losses allocated to securitized loan receivables	$(1,344)	$(1,347)
Other assets	$4	$3
Liabilities
Short- and long-term borrowings	$9,608	$11,743
Accrued expenses and other liabilities	$14	$19

See Notes to the Condensed Consolidated Financial Statements.

2

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Income (unaudited)

(dollars in millions, except for share amounts)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
Interest income
Credit card loans	$3,959	$3,466	$7,897	$6,787
Other loans, including loans held-for-sale	729	606	1,441	1,170
Investment securities	125	106	249	207
Other interest income	158	112	332	203

Total interest income	4,971	4,290	9,919	8,367
Interest expense
Deposits	1,199	905	2,409	1,661
Short-term borrowings	—	—	6	—
Long-term borrowings	248	208	493	397

Total interest expense	1,447	1,113	2,908	2,058

Net interest income	3,524	3,177	7,011	6,309
Provision for credit losses	739	1,305	2,236	2,407

Net interest income after provision for credit losses	2,785	1,872	4,775	3,902
Other income
Discount and interchange revenue, net	437	353	758	667
Protection products revenue	42	44	84	87
Loan fee income	205	186	405	352
Transaction processing revenue	91	72	178	139
Gains (losses) on equity investments	—	1	—	(17)
Other income	239	28	262	50

Total other income	1,014	684	1,687	1,278
Other expense
Employee compensation and benefits	658	588	1,329	1,213
Marketing and business development	258	268	508	509
Information processing and communications	167	150	330	289
Professional fees	296	216	588	448
Premises and equipment	23	20	43	42
Other expense	336	162	484	286

Total other expense	1,738	1,404	3,282	2,787

Income before income taxes	2,061	1,152	3,180	2,393
Income tax expense	538	263	806	549

Net income	$1,523	$889	$2,374	$1,844

Net income allocated to common stockholders	$1,515	$883	$2,328	$1,801

Basic earnings per common share	$6.04	$3.49	$9.29	$7.00
Diluted earnings per common share	$6.03	$3.49	$9.29	$6.99

See Notes to the Condensed Consolidated Financial Statements.

3

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Comprehensive Income

(unaudited) (dollars in millions)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
Net income	$1,523	$889	$2,374	$1,844
Other comprehensive loss, net of tax
Unrealized losses on available-for-sale investment securities, net of tax	(14)	(151)	(111)	(59)
Unrealized gains (losses) on cash flow hedges, net of tax	9	(84)	(62)	(72)

Other comprehensive loss	(5)	(235)	(173)	(131)

Comprehensive income	$1,518	$654	$2,201	$1,713

See Notes to the Condensed Consolidated Financial Statements.

4

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(unaudited) (dollars in millions, shares in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
For the Three Months Ended June 30, 2023
Balance at March 31, 2023 (As Restated)	11	$1,056	570,460	$6	$4,493	$28,575	$(235)	$(20,297)	$13,598
Net income (As Restated)	—	—	—	—	—	889	—	—	889
Other comprehensive loss	—	—	—	—	—	—	(235)	—	(235)
Purchases of treasury stock	—	—	—	—	—	—	—	(708)	(708)
Common stock issued under employee benefit plans	—	—	29	—	3	—	—	—	3
Common stock issued and stock-based compensation expense	—	—	139	—	12	—	—	—	12
Dividends - common stock ($0.70 per share)	—	—	—	—	—	(177)	—	—	(177)

Balance at June 30, 2023 (As Restated)	11	$1,056	570,628	$6	$4,508	$29,287	$(470)	$(21,005)	$13,382

For the Three Months Ended June 30, 2024
Balance at March 31, 2024 (As Restated)	11	$1,056	571,595	$6	$4,578	$30,461	$(393)	$(21,038)	$14,670
Net income (As Restated)	—	—	—	—	—	1,523	—	—	1,523
Other comprehensive loss	—	—	—	—	—	—	(5)	—	(5)
Purchases of treasury stock	—	—	—	—	—	—	—	(26)	(26)
Common stock issued under employee benefit plans	—	—	31	—	4	—	—	—	4
Common stock issued and stock-based compensation expense	—	—	639	—	21	—	—	—	21
Dividends - common stock ($0.70 per share)	—	—	—	—	—	(177)	—	—	(177)

Balance at June 30, 2024 (As Restated)	11	$1,056	572,265	$6	$4,603	$31,807	$(398)	$(21,064)	$16,010

See Notes to the Condensed Consolidated Financial Statements.

5

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
For the Six Months Ended June 30, 2023
Balance at December 31, 2022 (As Restated)	11	$1,056	569,689	$6	$4,468	$27,758	$(339)	$(19,054)	$13,895
Cumulative effect of ASU No. 2022-02 adoption	—	—	—	—	—	52	—	—	52
Net income (As Restated)	—	—	—	—	—	1,844	—	—	1,844
Other comprehensive loss	—	—	—	—	—	—	(131)	—	(131)
Purchases of treasury stock	—	—	—	—	—	—	—	(1,951)	(1,951)
Common stock issued under employee benefit plans	—	—	58	—	6	—	—	—	6
Common stock issued and stock-based compensation expense	—	—	881	—	34	—	—	—	34
Dividends - common stock ($1.30 per share)	—	—	—	—	—	(336)	—	—	(336)
Dividends - Series C preferred stock ($2,750 per share)	—	—	—	—	—	(16)	—	—	(16)
Dividends - Series D preferred stock ($3,062.50 per share)	—	—	—	—	—	(15)	—	—	(15)

Balance at June 30, 2023 (As Restated)	11	$1,056	570,628	$6	$4,508	$29,287	$(470)	$(21,005)	$13,382

For the Six Months Ended June 30, 2024
Balance at December 31, 2023 (As Restated)	11	$1,056	570,838	$6	$4,553	$29,855	$(225)	$(21,010)	$14,235
Cumulative effect of ASU No. 2023-02 adoption	—	—	—	—	—	(37)	—	—	(37)
Net income (As Restated)	—	—	—	—	—	2,374	—	—	2,374
Other comprehensive loss	—	—	—	—	—	—	(173)	—	(173)
Purchases of treasury stock	—	—	—	—	—	—	—	(54)	(54)
Common stock issued under employee benefit plans	—	—	56	—	7	—	—	—	7
Common stock issued and stock-based compensation expense	—	—	1,371	—	43	—	—	—	43
Dividends - common stock ($1.40 per share)	—	—	—	—	—	(354)	—	—	(354)
Dividends - Series C preferred stock ($2,750 per share)	—	—	—	—	—	(16)	—	—	(16)
Dividends - Series D preferred stock ($3,062.50 per share)	—	—	—	—	—	(15)	—	—	(15)

Balance at June 30, 2024 (As Restated)	11	$1,056	572,265	$6	$4,603	$31,807	$(398)	$(21,064)	$16,010

See Notes to the Condensed Consolidated Financial Statements.

6

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Cash Flows

(unaudited) (dollars in millions)

	For the Six Months Ended June 30,
	2024	2023
	(As Restated)	(As Restated)
Cash flows provided by operating activities
Net income	$2,374	$1,844
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	2,236	2,407
Deferred income taxes	113	(277)
Depreciation and amortization	178	248
Amortization of deferred revenues	(226)	(215)
Net losses on investments and other assets	31	37
Other, net	29	51
Changes in assets and liabilities:
Increase in other assets	(323)	(18)
Increase (decrease) in accrued expenses and other liabilities	9	(779)

Net cash provided by operating activities	4,421	3,298

Cash flows provided by (used for) investing activities
Maturities of available-for-sale investment securities	1,046	905
Purchases of available-for-sale investment securities	(962)	(2,163)
Maturities of held-to-maturity investment securities	8	8
Purchases of held-to-maturity investment securities	(22)	(33)
Net change in principal on loans originated for investment	(2,105)	(7,362)
Proceeds from the sale of other real estate owned	1	—
Proceeds from the sale of other investments	1	4
Purchases of other investments	(22)	(34)
Proceeds from sale of premises and equipment	59	—
Purchases of premises and equipment	(136)	(158)

Net cash used for investing activities	(2,132)	(8,833)

Cash flows provided by (used for) financing activities
Net change in short-term borrowings	(750)	—
Net change in deposits	(602)	7,327
Proceeds from issuance of securitized debt	—	2,237
Maturities and repayment of securitized debt	(1,333)	(1,185)
Maturities and repayments of other long-term borrowings	(1)	(803)
Proceeds from issuance of common stock	7	6
Purchases of treasury stock	(54)	(1,933)
Dividends paid on common and preferred stock	(387)	(367)

Net cash (used for) provided by financing activities	(3,120)	5,282

Net decrease in cash, cash equivalents and restricted cash	(831)	(253)
Cash, cash equivalents and restricted cash, at the beginning of the period	11,728	8,897

Cash, cash equivalents and restricted cash, at the end of the period	$10,897	$8,644

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$10,865	$8,605
Restricted cash	32	39

Cash, cash equivalents and restricted cash, at the end of the period	$10,897	$8,644

Supplemental disclosures of non-cash information:
Net transfers from loans held-for-investment to loans held-for-sale	$10,145	$—

See Notes to the Condensed Consolidated Financial Statements.

7

Notes to the Condensed Consolidated Financial Statements

(unaudited)

1. Background and Basis of Presentation

Description of Business

Discover Financial Services (“DFS” or the “Company”) is a digital banking and payment services company. The Company is a bank holding company under the Bank Holding Company Act of 1956 and a financial holding company under the Gramm-Leach-Bliley Act. Therefore, the Company is subject to oversight, regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Company provides digital banking products and services and payment services through its subsidiaries. The Company offers its customers credit card loans, personal loans, home loans and deposit products. The Company also operates the Discover Network, the PULSE network (“PULSE”) and Diners Club International (“Diners Club”), collectively known as the Discover Global Network. The Discover Network processes transactions for Discover-branded credit and debit cards and provides payment transaction processing and settlement services. PULSE operates an electronic funds transfer network, providing financial institutions issuing debit cards on the PULSE network with access to automated teller machines (“ATMs”) domestically and internationally, as well as merchant acceptance throughout the United States of America (“U.S.”) for debit card transactions. Diners Club is a global payments network of licensees, which are generally financial institutions, that issue Diners Club branded credit and charge cards and/or provide card acceptance services.

The Company manages its business activities in two segments, Digital Banking and Payment Services, based on the products and services provided. See Note 16: Segment Disclosures for a detailed description of each segment’s operations and the allocation conventions used in business segment reporting.

Pending Sale of The Private Student Loan Portfolio

In November 2023, the Company announced its Board of Directors had authorized management to explore the sale of its private student loan portfolio. The Company stopped accepting new applications for private student loans February 1, 2024, and as of June 30, 2024, the Company’s private student loan portfolio was classified as loans held-for-sale. On July 17, 2024, Discover Bank entered into a purchase agreement to sell its private student loan portfolio and transfer servicing of the portfolio to a third-party servicer upon the sale. As of June 30, 2024, the principal balance of the private student loan portfolio, excluding interest to be capitalized, was approximately $10.1 billion. The purchase price payable to Discover Bank in the transaction is at a premium to the principal and interest to be capitalized balances of the private student loan portfolio and, based on certain assumptions, proceeds are estimated to be up to approximately $10.8 billion over the course of 2024. The transaction is expected to be completed in multiple closings by the end of 2024, subject to the satisfaction or waiver of customary closing conditions. For more information, see Discover’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2024.

Pending Merger with Capital One Financial Corporation

On February 19, 2024, Discover and Capital One Financial Corporation (“Capital One”) jointly announced that they entered into an agreement and plan of merger (the “Merger Agreement”), under which the companies will combine in an all-stock merger, which valued Discover at $35.3 billion based on the price of Capital One common stock on the last trading day before the public announcement of the merger. Under the terms of the Merger Agreement, holders of Discover common stock will receive 1.0192 shares of Capital One common stock for each share of Discover common stock they own. Capital One shareholders will own approximately 60% of the combined company and Discover shareholders will own approximately 40% of the combined company. The Merger Agreement contains customary representations and warranties, covenants and closing conditions. The Board of Directors of the combined company will have fifteen directors, consisting of twelve Capital One Board members and three Discover Board members to be named at a later date. For more information, see Discover’s Current Report on Form 8-K filed with the SEC on February 22, 2024.

Completion of the proposed merger remains subject to approval by the Federal Reserve Board and the Office of the Comptroller of the Currency and other customary closing conditions, including the approval of both companies’ shareholders.

8

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary for the fair presentation of results for the interim period. All such adjustments are of a normal, recurring nature. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and related disclosures. These estimates are based on information available as of the date of the condensed consolidated financial statements. The Company believes that the estimates used in the preparation of the condensed consolidated financial statements are reasonable. Actual results could differ from these estimates. These interim condensed consolidated financial statements should be read in conjunction with the Company’s 2023 audited consolidated financial statements filed with the Company’s annual report on Form 10-K/A for the year ended December 31, 2023. The condensed consolidated financial statements for the period ended June 30, 2023 have been restated as disclosed in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

Restatement of Financial Statements

As reported in the second quarter of 2023, beginning in 2007, the Company incorrectly classified certain credit card accounts into its highest merchant and merchant acquirer pricing tier. The card product classification impacts the pricing and charging of discount and interchange revenue, which is recorded within discount and interchange revenue, net, on the consolidated statements of income. The Company determined that corrections to the financial statements for the impacts of the card product misclassification were required for all periods presented in this Form 10-Q/A. Therefore, the Company has reflected these corrections to the condensed consolidated financial statements for all periods presented in this Form 10-Q/A. Additionally, current and prior period amounts in the applicable notes to the condensed consolidated financial statements have been corrected. The impacts of the misclassification and subsequent corrections are contained entirely within the Digital Banking segment. See Note 18: Restatement of Financial Statements for additional information and quantification of the restatement impacts.

Recently Issued Accounting Pronouncements (Not Yet Adopted)

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency of income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. Entities are required to disaggregate the rate reconciliation (including percentages and reported amounts) by certain specified categories with additional disaggregation by nature and/or jurisdiction for items over a designated threshold. Income taxes paid (net of refunds received) must be disaggregated by federal, state and foreign taxes and separately by individual jurisdiction in which that amount for a particular jurisdiction is equal to or greater than five percent of total income taxes paid (net of refunds received). This annual disclosure guidance is effective for the Company for the year ending December 31, 2025 and can be adopted on either a prospective or retrospective basis. The Company expects to adopt this standard on a prospective basis. While the ASU implements further income tax disclosure requirements, it does not change how an entity determines its income tax obligation, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU requires disclosure of additional segment level information, particularly regarding significant segment expenses. Entities must disclose significant expense categories and amounts that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported segment measure of profit or loss. Other segment items must also be reported, which are those items that make up the difference between segment revenues less significant segment expenses and reported segment profit or loss. Additionally, entities must disclose the identity of the CODM and how they use the reported measures of segment profit or loss for decision making and assessing segment performance. The guidance is effective for the Company for the year ending December 31, 2024, and interim periods thereafter and requires retrospective application. While the ASU implements further segment disclosure requirements, it does not change how an entity identifies its operating or reportable segments, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

9

2. Investments

The Company’s investment securities consist of the following (dollars in millions):

	June 30, 2024	December 31, 2023
U.S. Treasury(1) and U.S. GSE(2) securities	$12,827	$12,937
Residential mortgage-backed securities - Agency(3)	681	718

Total investment securities	$13,508	$13,655

(1)	Includes $442 million and $320 million of U.S. Treasury securities pledged as swap collateral as of June 30, 2024 and December 31, 2023, respectively.
(2)	Consists of securities issued by the Federal Home Loan Bank (“FHLB”).
(3)	Primarily consists of securities issued by Fannie Mae, Freddie Mac, or Ginnie Mae.

The amortized cost, gross unrealized gains and losses and fair value of available-for-sale and held-to-maturity investment securities are as follows (dollars in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At June 30, 2024
Available-for-Sale Investment Securities(1)
U.S. Treasury and U.S. GSE securities	$13,004	$6	$(183)	$12,827
Residential mortgage-backed securities - Agency	434	—	(19)	415

Total available-for-sale investment securities	$13,438	$6	$(202)	$13,242

Held-to-Maturity Investment Securities(2)
Residential mortgage-backed securities - Agency(3)	$266	$—	$(24)	$242

Total held-to-maturity investment securities	$266	$—	$(24)	$242

At December 31, 2023
Available-for-Sale Investment Securities(1)
U.S. Treasury and U.S. GSE securities	$12,971	$52	$(86)	$12,937
Residential mortgage-backed securities - Agency	480	—	(15)	465

Total available-for-sale investment securities	$13,451	$52	$(101)	$13,402

Held-to-Maturity Investment Securities(2)
Residential mortgage-backed securities - Agency(3)	$253	$—	$(19)	$234

Total held-to-maturity investment securities	$253	$—	$(19)	$234

(1)	Available-for-sale investment securities are reported at fair value.
(2)	Held-to-maturity investment securities are reported at amortized cost.
(3)	Amounts represent residential mortgage-backed securities (“RMBS”) that were classified as held-to-maturity as they were entered into as a part of the Company’s community reinvestment initiatives.

The Company primarily invests in U.S. Treasury obligations and securities issued by a U.S. government agency (“Agency”) or government-sponsored enterprise (“U.S. GSE”), which have long histories with no credit losses and are explicitly or implicitly guaranteed by the U.S. federal government. Therefore, management has concluded that there is no expectation of non-payment on its investment securities and does not record an allowance for credit losses on these investments. In addition, the Company does not have the intent to sell any available-for-sale securities in an unrealized loss position and does not believe it is more likely than not that it will be required to sell any such security before recovery of its amortized cost basis.

10

The following table provides information about available-for-sale investment securities with aggregate gross unrealized losses and the length of time that individual investment securities have been in a continuous unrealized loss position (dollars in millions):

	Number of Securities in a Loss Position	Less than 12 months		More than 12 months
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At June 30, 2024
Available-for-Sale Investment Securities
U.S. Treasury and U.S. GSE securities	199	$5,458	$(58)	$6,483	$(125)
Residential mortgage-backed securities – Agency	30	$—	$—	$415	$(19)

At December 31, 2023
Available-for-Sale Investment Securities
U.S. Treasury and U.S. GSE securities	105	$3,513	$(13)	$3,978	$(73)
Residential mortgage-backed securities – Agency	31	$—	$—	$465	$(15)

There were no proceeds from sales or recognized gains or losses on available-for-sale securities during the three and six months ended June 30, 2024 and 2023. See Note 8: Accumulated Other Comprehensive Income for unrealized gains and losses on available-for-sale securities during the three and six months ended June 30, 2024 and 2023.

Maturities of available-for-sale debt securities and held-to-maturity debt securities are provided in the following table (dollars in millions):

	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
At June 30, 2024
Available-for-Sale Investment Securities - Amortized Cost
U.S. Treasury and U.S. GSE securities	$1,752	$10,968	$284	$—	$13,004
Residential mortgage-backed securities - Agency(1)	—	58	22	354	434

Total available-for-sale investment securities	$1,752	$11,026	$306	$354	$13,438

Held-to-Maturity Investment Securities - Amortized Cost
Residential mortgage-backed securities - Agency(1)	$—	$—	$—	$266	$266

Total held-to-maturity investment securities	$—	$—	$—	$266	$266

Available-for-Sale Investment Securities - Fair
Values
U.S. Treasury and U.S. GSE securities	$1,728	$10,814	$285	$—	$12,827
Residential mortgage-backed securities - Agency(1)	—	56	22	337	415

Values
Total available-for-sale investment securities	$1,728	$10,870	$307	$337	$13,242

Held-to-Maturity Investment Securities - Fair
	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
Residential mortgage-backed securities - Agency(1)	$—	$—	$—	$242	$242

Total held-to-maturity investment securities	$—	$—	$—	$242	$242

(1)	Maturities of RMBS are reflective of the contractual maturities of the investment.

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Other Investments

As a part of the Company’s community reinvestment initiatives, the Company has made equity investments in certain limited partnerships and limited liability companies that finance the construction and rehabilitation of affordable rental housing and stimulate economic development in low- to moderate-income communities. These investments are recorded within other assets on the Company’s condensed consolidated statements of financial condition. The Company has elected to account for its qualifying investments in Low Income Housing Tax Credit and New Markets Tax Credit programs under the proportional amortization method beginning January 1, 2024 on a modified retrospective basis. As of June 30, 2024, all of the Company’s tax credit investments qualified for this election. Prior to 2024, these investments were accounted for using the equity method. Under the proportional amortization method, the cost of the investment is amortized in proportion to the income tax credits and other income tax benefits received, the net effect of which is recognized as a component of income tax expense on the condensed consolidated statements of income and within cash flows provided by operating activities on the condensed consolidated statements of cash flows. The Company earns a return primarily through tax credits allocated to the affordable housing projects and the community revitalization projects. The Company does not consolidate these investments as the Company does not have a controlling financial interest in the investee entities. The related commitments for future investments are recorded in accrued expenses and other liabilities within the consolidated statements of financial condition for delayed equity contributions that are unconditional and legally binding. Equity contributions that are contingent upon a future event are recognized when that contingent event becomes probable. As of June 30, 2024 and December 31, 2023, the Company had outstanding investments in these entities of $463 million and $514 million, respectively, and related liabilities for delayed equity contributions of $173 million and $187 million, respectively. During the three and six months ended June 30, 2024, the Company recognized $16 million and $31 million of amortization, respectively. During the three and six months ended June 30, 2024 the Company recognized $18 million and $36 million of income tax credits and other income tax benefits, respectively. Non-income tax benefits comprised only immaterial cash distributions from these investments during the three and six months ended June 30, 2024.

The Company holds non-controlling equity positions in several payment services entities and third-party venture capital funds, which invest in such entities. Most of the direct investments in such entities are not subject to equity method accounting because the Company does not have significant influence over the investee. The Company’s investments in third-party venture capital funds represent limited partnership interests and are accounted for under the equity method. The common or preferred equity securities that the Company holds typically do not have readily determinable fair values. As a result, these investments are carried at cost minus impairment, if any. As of June 30, 2024 and December 31, 2023, the carrying value of these investments, which are recorded within other assets on the Company’s condensed consolidated statements of financial condition, was $38 million and $35 million, respectively.

3. Loan Receivables

The Company’s loans held-for-investment comprise two loan portfolio segments: credit card loans and other loans.

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The Company’s classes of receivables within the two portfolio segments are depicted in the following table (dollars in millions):

	June 30, 2024	December 31, 2023
Loans held-for-sale(1)(2)	$10,145	$—
Loan portfolio
Credit card loans(3)(4)	100,066	102,259
Other loans(1)
Private student loans(2)	—	10,352
Personal loans	10,321	9,852
Other loans	7,117	5,946

Total other loans	17,438	26,150

Total loan portfolio	117,504	128,409

Total loan receivables	127,649	128,409
Allowance for credit losses	(8,481)	(9,283)

Net loan receivables	$119,168	$119,126

(1)

Accrued interest receivable on private student, personal and other loans, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was $563 million, $71 million and $26 million, respectively, at June 30, 2024 and $522 million, $69 million and $21 million, respectively, at December 31, 2023.

(2)

At June 30, 2024, the private student loan portfolio was classified as held-for-sale and there were $6.3 billion of private student loans in repayment. At December 31, 2023, the private student loan portfolio was classified as held-for-investment and there were $6.3 billion of private student loans in repayment.

(3)

Amounts include carrying values of $12.2 billion and $14.8 billion underlying investors’ interest in trust debt at June 30, 2024 and December 31, 2023, respectively, and $16.8 billion and $15.6 billion in seller’s interest at June 30, 2024 and December 31, 2023, respectively. See Note 4: Credit Card and Private Student Loan Securitization Activities for additional information.

(4)

Unbilled accrued interest receivable on credit card loans, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was $ 724 million and $753 million at June 30, 2024 and December 31, 2023, respectively.

Loans Held-for-Sale

When a decision to sell loans is made, the loans are reclassified as held-for-sale. As previously disclosed, in November 2023, the Company’s Board of Directors authorized management to explore options for selling the private student loan portfolio. Based on the results of management’s exploration of the marketplace, in the second quarter of 2024, the Board authorized management to pursue entry into a sale transaction. As of June 30, 2024, the Company’s private student loans portfolio was transferred to the held-for-sale classification and comprised the entirety of the Company’s loans held-for-sale balance. The Company includes its loans held-for-sale in loan receivables and carries these assets at the lower of amortized cost or fair value. The estimated fair value of loans held-for-sale is based on the pricing terms defined in the purchase agreement that was executed on July 17, 2024. An allowance for credit losses is not maintained for loans held-for-sale. Interest income on loans held-for-sale continues to accrue and is recognized in income based on the contractual rate of interest. As with the Company’s loans held-for-investment, accrued interest on loans held-for-sale is recorded in other assets in the Company’s condensed consolidated statements of financial condition. Accrued interest on private student loans as of June 30, 2024, was incorporated into the lower of amortized cost or fair value measurement of those loans.

Credit Quality Indicators

As part of credit risk management activities, on an ongoing basis, the Company reviews information related to the performance of a customer’s account with the Company and information from credit bureaus, such as FICO or other credit scores, relating to the customer’s broader credit performance. The Company actively monitors key credit quality indicators, including FICO scores and delinquency status, for its loan receivables. These indicators are important to understand the overall credit performance of the Company’s customers and their ability to repay.

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FICO scores are generally obtained at the origination of the account and are refreshed monthly or quarterly thereafter to assist in predicting customer behavior. Historically, the Company has noted that accounts with FICO scores below 660 have larger delinquencies and credit losses than those with higher credit scores.

Credit quality disclosures, including disclosures pertaining to loan modifications to borrowers experiencing financial difficulty, do not apply to loans carried at the lower of amortized cost or fair value. Therefore, loans held-for-sale are excluded from these disclosures.

The following table provides the distribution of the amortized cost basis (excluding accrued interest receivable presented in other assets) by the most recent FICO scores available for the Company’s customers for credit card and personal loan receivables (dollars in millions):

	Credit Risk Profile by FICO Score
	June 30, 2024				December 31, 2023
	660 and Above		Less than 660 or No Score		660 and Above		Less than 660 or No Score
	$	%	$	%	$	%	$	%
Credit card loans	$80,169	80%	$19,897	20%	$82,238	80%	$20,021	20%
Personal loans by origination year
2024	$2,763	99%	$14	1%
2023	4,067	96%	170	4%	$5,149	98%	$100	2%
2022	1,924	92%	177	8%	2,604	93%	187	7%
2021	721	91%	74	9%	1,049	92%	91	8%
2020	227	92%	21	8%	355	92%	29	8%
Prior	137	84%	26	16%	247	86%	41	14%

Total personal loans	$9,839	95%	$482	5%	$9,404	95%	$448	5%

Delinquencies are an indicator of credit quality at a point in time. A loan balance is considered delinquent when contractual payments on the loan become 30 days past due.

The amortized cost basis (excluding accrued interest receivable presented in other assets) of delinquent loans in the Company’s loan portfolio is shown below for credit card and personal loan receivables (dollars in millions):

	June 30, 2024			December 31, 2023
	30-89 Days Delinquents	90 or More Days Delinquent	Total Past Due	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due
Credit card loans	$1,863	$1,834	$3,697	$2,038	$1,917	$3,955
Personal loans by origination year
2024	$5	$1	$6
2023	47	17	64	$26	$8	$34
2022	39	16	55	44	16	60
2021	15	6	21	20	8	28
2020	4	2	6	7	2	9
Prior	5	2	7	7	5	12

Total personal loans	$115	$44	$159	$104	$39	$143

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Allowance for Credit Losses

The following tables provide changes in the Company’s allowance for credit losses (dollars in millions):

	For the Three Months Ended June 30, 2024
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at March 31, 2024	$7,541	$869	$756	$92	$9,258
Additions
Provision for credit losses(1)(2)	1,423	(823)	138	7	745
Deductions
Charge-offs	(1,648)	(53)	(117)	(2)	(1,820)
Recoveries	275	7	16	—	298

Net charge-offs	(1,373)	(46)	(101)	(2)	(1,522)

Balance at June 30, 2024	$7,591	$—	$793	$97	$8,481

	For the Three Months Ended June 30, 2023
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at March 31, 2023	$6,135	$872	$622	$62	$7,691
Additions
Provision for credit losses(1)	1,232	9	50	6	1,297
Deductions
Charge-offs	(1,051)	(38)	(64)	—	(1,153)
Recoveries	209	6	14	—	229

Net charge-offs	(842)	(32)	(50)	—	(924)

Balance at June 30, 2023	$6,525	$849	$622	$68	$8,064

	For the Six Months Ended June 30, 2024
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2023	$7,619	$858	$722	$84	$9,283
Additions
Provision for credit losses(1)(2)	2,756	(770)	272	18	2,276
Deductions
Charge-offs	(3,297)	(100)	(230)	(5)	(3,632)
Recoveries	513	12	29	—	554

Net charge-offs	(2,784)	(88)	(201)	(5)	(3,078)

Balance at June 30, 2024	$7,591	$—	$793	$97	$8,481

	For the Six Months Ended June 30, 2023
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2022	$5,883	$839	$595	$57	$7,374
Cumulative effect of ASU No. 2022-02 adoption(3)	(66)	—	(2)	—	(68)
Balance at January 1, 2023	5,817	839	593	57	7,306
Additions
Provision for credit losses(1)	2,234	69	118	11	2,432
Deductions
Charge-offs	(1,930)	(71)	(118)	—	(2,119)
Recoveries	404	12	29	—	445

Net charge-offs	(1,526)	(59)	(89)	—	(1,674)

Balance at June 30, 2023	$6,525	$849	$622	$68	$8,064

(1)

Excludes a $6 million and $8 million adjustment of the liability for expected credit losses on unfunded commitments for the three months ended June 30, 2024 and 2023, respectively, and $ 40 million and $25 million for the six months ended June 30, 2024 and 2023, respectively, as the liability is recorded in accrued expenses and other liabilities in the Company’s condensed consolidated statements of financial condition.

(2)	Includes the adjustment to eliminate the allowance for credit losses upon classifying the private student loan portfolio as held-for-sale.
(3)

Represents the adjustment to the allowance for credit losses as a result of the adoption of ASU No. 2022-02 on January 1, 2023, which eliminated the requirement to apply discounted cash flow measurements for certain troubled debt restructurings.

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The allowance for credit losses was approximately $8.5 billion at June 30, 2024, which reflects a $777 million release from March 31, 2024, and an $802 million release from December 31, 2023. The release in the allowance for credit losses for the three and six months ended June 30, 2024 was driven by the reversal of the private student loans allowance due to the loans being classified as held-for-sale, partially offset by the impact of loan growth.

The allowance estimation process begins with a loss forecast that uses certain macroeconomic variables and multiple macroeconomic scenarios among its inputs. In estimating the allowance at June 30, 2024, the Company used a macroeconomic forecast that projected the following amounts: (i) unemployment rate ending 2024 at 4.04% and, within the Company’s reasonable and supportable period, peaking at 4.08% in the fourth quarter of 2025 and (ii) 2.53% growth rate in real gross domestic product in 2024.

In estimating expected credit losses, the Company considered the uncertainties associated with borrower behavior and payment trends, as well as recent and expected macroeconomic conditions, including those relating to consumer price inflation and the fiscal and monetary policy responses to that inflation. Subsequent to the Federal Reserve raising its federal funds rate target range, real GDP growth and labor market conditions exceeded most economists’ expectations, while inflation moderated but remained above the target rate. Federal Reserve officials have suggested that the policy rate is likely at its peak for the current tightening cycle, however, the timing and magnitude of rate decreases will be dependent on trends in economic data, particularly inflation. Restrictive monetary policy typically precedes weaker consumer credit conditions caused by rising unemployment as economic growth slows. While credit performance in the Company’s lending portfolios has evolved in line with its expectations, the Company assessed the prospects for various macroeconomic outcomes in setting its allowance for credit losses.

The forecast period the Company deemed to be reasonable and supportable was 18 months for all periods presented. The 18 months reasonable and supportable forecast period was deemed appropriate given the current economic conditions. For all periods presented, the Company determined that a reversion period of 12 months was appropriate for the same reason. The Company applied a weighted reversion method to provide a more reasonable transition to historical losses for all loan products for all periods presented.

The net charge-offs for credit card loans and personal loans increased for the three and six months ended June 30, 2024, when compared to the same periods in 2023, primarily driven by portfolio seasoning.

Net charge-offs of principal are recorded against the allowance for credit losses, as shown in the preceding table. Information regarding net charge-offs of interest and fee revenues on credit card and other loans is as follows (dollars in millions)(1)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
Interest and fees accrued subsequently charged-off, net of recoveries (recorded as a reduction of interest income)	$278	$156	$557	$284
Fees accrued subsequently charged-off, net of recoveries (recorded as a reduction to other income)	$66	$46	$135	$87

(1)	Amounts presented in this table include charge-offs related to private student loans through June 30, 2024, the date those loans were transferred to held-for-sale classification.

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Gross principal charge-offs of the Company’s loan portfolio are presented in the table below, on a year-to-date basis, for credit card and personal loan receivables (dollars in millions):

	For the Six Months Ended June 30,
	2024	2023
Credit card loans	$3,297	$1,930
Personal loans by origination year
2024	1
2023	72	1
2022	92	41
2021	40	39
2020	14	17
Prior	11	20

Total personal loans	$230	$118

Delinquent and Non-Accruing Loans

The amortized cost basis (excluding accrued interest receivable presented in other assets) of delinquent and non-accruing loans in the Company’s loan portfolio, which excludes loans held-for-sale, is shown below for each class of loan receivables (dollars in millions):(1)

	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due	90 or More Days Delinquent and Accruing	Total Non -accruing(2)
At June 30, 2024
Credit card loans	$1,863	$1,834	$3,697	$1,795	$191
Other loans
Personal loans	115	44	159	42	11
Other loans	36	25	61	4	70

Total other loans	151	69	220	46	81

Total loan portfolio	$2,014	$1,903	$3,917	$1,841	$272

At December 31, 2023
Credit card loans	$2,038	$1,917	$3,955	$1,881	$197
Other loans
Personal loans	104	39	143	37	11
Other loans	39	19	58	3	53

Total other loans	143	58	201	40	64

Total loan portfolio	$2,181	$1,975	$4,156	$1,921	$261

(1)	The payment status of both modified and unmodified loans is included in this table.
(2)

The Company estimates that the gross interest income that would have been recorded under the original terms of non-accruing credit card loans was $9 million and $10 million for the three months ended June 30, 2024 and 2023, respectively, and $17 million and $18 million for the six months ended June 30, 2024 and 2023, respectively. The Company does not separately track the amount of gross interest income that would have been recorded under the original terms of loans. Instead, the Company estimated this amount based on customers’ current balances and most recent interest rates.

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company has internal loan modification programs that provide relief to credit card and personal loan borrowers who are experiencing financial hardship. The internal loan modification programs include both temporary and permanent programs, which vary by product. External loan modification programs, through third party consumer credit counseling agencies, are also available for credit card and personal loans. Those programs feature interest rate reductions, payment delays, term extensions, or a combination thereof.

17

For credit card customers, the Company offers both temporary and permanent hardship programs. The temporary hardship programs consist of an interest rate reduction lasting for a period no longer than 12 months. Charging privileges on these accounts are generally suspended while in the program. However, if the customer meets certain criteria, charging privileges may be reinstated following completion of the program.

The permanent modification program involves closing the account, changing the structure of the loan to a fixed payment loan with a maturity no longer than 72 months and reducing the interest rate on the loan. The permanent modification program does not typically provide for the forgiveness of unpaid principal, but may allow for the reversal of certain unpaid interest or fee assessments. The Company also makes permanent loan modifications for customers who request financial assistance through external sources, such as a consumer credit counseling agency program. These loans typically receive a reduced interest rate, typically continue to be subject to the original minimum payment terms and do not normally include waiver of unpaid principal, interest or fees.

For personal loan customers, the Company offers various payment programs, including temporary and permanent programs, in certain situations. The temporary programs normally consist of reducing the minimum payment for no longer than 12 months and, in certain circumstances, the interest rate on the loan is reduced. The permanent programs involve extending the loan term and, in certain circumstances, reducing the interest rate on the loan. The total term of the loan, including modification, may not exceed nine years. The Company also allows permanent loan modifications for customers who request financial assistance through external sources, similar to the credit card customers discussed above. Payments are modified based on the new terms agreed upon with the credit counseling agency.

In addition to the programs described above, the Company will in certain cases accept partial payment in full satisfaction of the outstanding receivable. This is a form of principal forgiveness also known as a settlement. The difference between the loan balance and the amount received at settlement is recorded as a charge-off.

The Company monitors borrower performance after using payment programs. The Company believes the programs are useful in assisting customers experiencing financial difficulties and allowing them to make timely payments. In addition to helping customers with their credit needs, these programs are designed to maximize collections and ultimately the Company’s profitability. The Company plans to continue to use payment programs to provide relief to customers experiencing financial difficulties.

The following table provides the period-end amortized cost basis, by modification category, of loans to borrowers experiencing financial difficulty that entered a modification program during the period (dollars in millions). Some of the loans presented in the table below may no longer be enrolled in a program at period-end:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
Credit card loans(1)(2)
Interest rate reduction	$894	$560	$1,738	$1,158

Total credit card loans(3)	$894	$560	$1,738	$1,158

% of total class of financing receivables	0.89%	0.60%	1.74%	1.23%

Personal loans(1)
Payment delay(4)	$5	$3	$8	$4
Term extension(5)	12	8	21	16
Interest rate reduction and payment delay(4)	26	16	50	29
Interest rate reduction and term extension(5)	12	8	25	14

Total personal loans	$55	$35	$104	$63

% of total class of financing receivables	0.53%	0.38%	1.01%	0.69%

(1)

Accrued interest receivable (including unbilled accrued interest receivable for credit card loans) on modified loans to borrowers experiencing financial difficulty, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was immaterial at June 30, 2024 and 2023.

(2)

Accounts that entered a credit card loan modification program include $168 million and $331 million that were converted from revolving line-of-credit arrangements to term loans during the three and six months ended June 30, 2024, respectively. Accounts that entered a credit card loan modification program include $113 million and $231 million that were converted from revolving line-of-credit arrangements to term loans during the three and six months ended June 30, 2023, respectively.

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(3)

For settlements, the amortized cost basis is zero at period-end and therefore there is no amount reported for principal forgiveness in the table above. See financial effects table below for principal forgiveness to borrowers experiencing financial difficulty.

(4)

The Company defines a payment delay as a temporary reduction in payments below the original contractually required payment amounts (e.g., interest only payments). The Company’s credit card loan modification programs do not result in an other than insignificant delay in payment.

(5)

The Company defines term extensions as only those modifications for which the maturity date is extended beyond the original contractual maturity date by virtue of a change in terms other than a payment delay as defined above. Modifications to credit card loans are not considered term extensions because credit card loans do not have a fixed repayment term.

The following table provides information on the financial effects of loan modifications to borrowers experiencing financial difficulty, by modification type, made during the period (dollars in millions):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
Credit card loans
Weighted-average interest rate reduction	14.42%	13.80%	14.42%	13.58%
Principal forgiven	$48	$46	$104	$46
Interest and fees forgiven(1)	$46	$35	$102	$47

Personal loans
Weighted-average interest rate reduction	13.57%	12.01%	13.39%	11.80%
Weighted-average term extension (in months)	40	39	40	38
Payment delay duration (in months)(2)	6 to 12	6 to 12	6 to 12	6 to 12

(1)

Represents the amount of interest and fees forgiven resulting from accounts entering into a credit card loan modification program and pre-charge off settlements. Interest and fees forgiven are reversed against the respective line items in the condensed consolidated statements of income.

(2)	For personal loan payment delays, the Company limits this assistance to a life of loan maximum of 12 months.

Loan receivables that have been modified are subject to the same requirements for the accrual of expected credit loss over their expected remaining lives as for unmodified loans. The allowance for credit losses incorporates modeling of historical loss data and thereby captures the higher risk associated with modified loans to borrowers experiencing financial difficulty based on their account attributes.

The following table presents the payment status and period-end amortized cost basis, by class of loan receivable, of loans that were modified to borrowers experiencing financial difficulty during the 12 months preceding each of the periods presented (dollars in millions):(1)

	Current	30-89 Days Delinquent	90 or More Days Delinquent
At June 30, 2024
Credit card loans	$2,436	$239	$203
Personal loans	137	26	5

Total	$2,573	$265	$208

At December 31, 2023
Credit card loans	$1,882	$252	$196
Personal loans	109	20	4

Total	$1,991	$272	$200

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(1)	This table includes any loan that entered a modification program during the preceding 12 months without regard to whether it remained in a modification program as of the reporting date.

The following table presents the defaulted amount and period-end amortized cost basis, by modification category, of loans that defaulted during the period and were modified to borrowers experiencing financial difficulty during the 12 months preceding default (dollars in millions):

	For the Three Months Ended June 30, 2024		For the Six Months Ended June 30, 2024
	Defaulted Amount(1)	Period-end Amortized Cost Basis	Defaulted Amount(1)	Period-end Amortized Cost Basis
Credit card loans
Interest rate reduction	$206	$157	$406	$255

Total credit card loans	$206	$157	$406	$255

Personal loans
Payment delay	$1	$1	$2	$1
Term extension	2	1	4	2
Interest rate reduction and payment delay	8	3	15	4
Interest rate reduction and term extension	5	4	9	5

Total personal loans	$16	$9	$30	$12

(1)

For purposes of this disclosure, a loan is considered to be defaulted when it is 60 days or more delinquent at month end and has advanced two stages of delinquency subsequent to modification. Loans that entered a modification program in any stage of delinquency but did not experience a further payment default are included in the payment status table above but are not counted as defaulted for purposes of this disclosure.

The period-end amortized cost basis of credit cards loans modified on or after January 1, 2023 to borrowers experiencing financial difficulty which subsequently defaulted was $73 million and $84 million for the three and six months ended June 30, 2023, respectively. The period-end amortized cost basis of personal loans modified on or after January 1, 2023 to borrowers experiencing financial difficulty which subsequently defaulted was immaterial for the three and six months ended June 30, 2023.

4. Credit Card and Private Student Loan Securitization Activities

The Company’s securitizations are accounted for as secured borrowings and the related trusts are treated as consolidated subsidiaries of the Company. For a description of the Company’s principles of consolidation with respect to VIEs, see Note 1: Background and Basis of Presentation to the consolidated financial statements in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

Credit Card Securitization Activities

The Company accesses the term asset securitization market through Discover Card Master Trust I (“DCMT”) and Discover Card Execution Note Trust (“DCENT”). Credit card loan receivables are transferred into DCMT and beneficial interests in DCMT are transferred into DCENT. DCENT issues debt securities to investors that are reported primarily in long-term borrowings.

The DCENT debt structure consists of four classes of securities (DiscoverSeries Class A, B, C and D notes), with the most senior class generally receiving a triple-A rating. To issue senior, higher-rated classes of notes, it is necessary to obtain the appropriate amount of credit enhancement, generally through the issuance of junior, lower-rated or more highly subordinated classes of notes.

Wholly-owned subsidiaries of Discover Bank hold the subordinated classes of notes. The Company is exposed to credit risk associated with trust receivables as of the balance sheet date through the retention of these subordinated interests. The estimate of expected credit losses on trust receivables is included in the allowance for credit losses estimate.

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The Company’s retained interests in the trust’s assets, consisting of investments in DCENT notes held by subsidiaries of Discover Bank, constitute intercompany positions that are eliminated in the preparation of the Company’s condensed consolidated statements of financial condition.

Upon transfer of credit card loan receivables to the trust, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the trust’s creditors. Further, the transferred credit card loan receivables are owned by the trust and are not available to the Company’s third-party creditors. The trusts have ownership of cash balances, the amounts of which are reported in restricted cash within the Company’s condensed consolidated statements of financial condition. Except for the seller’s interest in trust receivables, the Company’s interests in trust assets are generally subordinate to the interests of third-party investors in trust debt and, as such, may not be realized by the Company if needed to absorb deficiencies in cash flows that are allocated to those investors. Apart from the restricted assets related to securitization activities, the investors and the securitization trusts have no recourse to the Company’s other assets or the Company’s general credit for a shortage in cash flows.

The carrying values of these restricted assets, which are presented on the Company’s condensed consolidated statements of financial condition as relating to securitization activities, are shown in the following table (dollars in millions):

	June 30, 2024	December 31, 2023
Restricted cash	$26	$36

Investors’ interests held by third-party investors	9,650	11,725
Investors’ interests held by wholly-owned subsidiaries of Discover Bank	2,565	3,117
Seller’s interest	16,794	15,598

Loan receivables(1)	29,009	30,440
Allowance for credit losses allocated to securitized loan receivables(1)	(1,344)	(1,347)

Net loan receivables	27,665	29,093
Other assets	3	2

Carrying value of assets of consolidated variable interest entities	$27,694	$29,131

(1)

The Company maintains its allowance for credit losses at an amount equal to lifetime expected credit losses associated with all loan receivables, which includes all loan receivables in the trusts. Therefore, the credit risk associated with the transferred receivables is fully reflected on the Company’s statements of financial condition in accordance with GAAP.

The debt securities issued by the consolidated trusts are subject to credit, payment and interest rate risks on the transferred credit card loan receivables. To protect investors in the securities, there are certain features or triggering events that will cause an early amortization of the debt securities, including triggers related to the impact of the performance of the trust receivables on the availability and adequacy of cash flows to meet contractual requirements. As of June 30, 2024, no economic or other early amortization events have occurred.

The Company continues to own and service the accounts that generate the loan receivables held by the trusts. Discover Bank receives servicing fees from the trusts based on a percentage of the monthly investor principal balance outstanding. Although the fee income to Discover Bank offsets the fee expense to the trusts and thus is eliminated in consolidation, failure to service the transferred loan receivables in accordance with contractual requirements could lead to a termination of the servicing rights and the loss of future servicing income, net of related expenses.

Private Student Loan Securitization Activities

The Company’s private student loan trust receivables reported in loan receivables and the related debt issued by the trust reported in long-term borrowings were immaterial as of June 30, 2024 and December 31, 2023. The amounts are included, together with amounts related to the Company’s credit card securitizations, in the supplemental information about assets and liabilities of consolidated variable interest entities, which is presented with the Company’s condensed consolidated statements of financial condition.

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5. Deposits

The Company obtains deposits from consumers directly or through affinity relationships (“direct-to-consumer deposits”). Additionally, the Company obtains deposits through third-party securities brokerage firms that offer the Company’s deposits to their customers (“brokered deposits”). Direct-to-consumer deposit products include savings accounts, certificates of deposit, money market accounts, IRA savings accounts, IRA certificates of deposit and checking accounts. Brokered deposit products include certificates of deposit and sweep accounts.

The following table summarizes certificates of deposits maturing over the remainder of this year, over each of the next four years and thereafter (dollars in millions):

At June 30, 2024
2024	$16,628
2025	14,593
2026	4,300
2027	4,428
2028	2,170
Thereafter	1,076

Total	$43,195

6. Long-Term Borrowings

Long-term borrowings consist of borrowings having original maturities of one year or more. The following table provides a summary of the Company’s long-term borrowings and weighted-average interest rates on outstanding balances (dollars in millions):

	June 30, 2024				December 31, 2023
	Maturity	Interest Rate	Weighted-Average Interest Rate	Outstanding Amount	Outstanding Amount
Securitized Debt
Fixed-rate asset-backed securities(1)	2024-2026	0.58% -5.03%	3.20%	$9,550	$10,003
Floating-rate asset-backed securities	2024	—	—	—	925

Total Discover Card Master Trust I and Discover Card Execution Note Trust				9,550	10,928
Floating-rate asset-backed security(2)(3)	2031	9.50%	9.50%	58	65

Total private student loan securitization trust				58	65

Total long-term borrowings – owed to securitization investors				9,608	10,993
Discover Financial Services (Parent Company)
Fixed-rate senior notes	2024-2032	3.75% -6.70%	4.68%	3,338	3,336
Fixed-rate retail notes	2025-2031	3.25% -4.40%	3.82%	138	140
Fixed to floating-rate senior notes(4)	2034	7.96%	7.96%	993	993
Discover Bank
Fixed-rate senior bank notes(1)	2024-2030	2.45% - 4.65%	3.53%	3,526	3,571
Fixed-rate subordinated bank notes	2028	5.97%	5.97%	490	500
Fixed-rate Federal Home Loan Bank advances	2030	4.77% -4.82%	4.82%	523	523
Floating-rate Federal Home Loan Bank advances(5)	2024	5.50% -5.60%	5.60%	525	525

Total long-term borrowings				$19,141	$20,581

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(1)

The Company uses interest rate swaps to hedge portions of these long-term borrowings against changes in fair value attributable to changes in the applicable benchmark interest rates. The use of these interest rate swaps impacts the carrying value of the debt. See Note 15: Derivatives and Hedging Activities.

(2)	The private student loan securitization trust floating-rate asset-backed security includes an issuance with the following interest rate term: Prime rate + 100 basis points as of June 30, 2024.

(3)	Repayment of this debt is dependent upon the timing of principal and interest payments on the underlying private student loans. The date shown represents the final maturity date.

(4)	The fixed to floating-rate senior notes include a rate reset on November 2, 2033, to a floating rate based on compounded SOFR + 3.370%.

(5)	The floating-rate FHLB advances include interest rate terms based on SOFR plus a spread ranging from 16 to 26 basis points as of June 30, 2024.

The following table summarizes long-term borrowings maturing over the remainder of this year, over each of the next four years and thereafter (dollars in millions):

June 30, 2024
2024	$2,925
2025	6,126
2026	4,864
2027	1,001
2028	1,408
Thereafter	2,817

Total	$19,141

As a member of the FHLB of Chicago, the Company has access to both short- and long-term advance structures with maturities ranging from overnight to 30 years. As of June 30, 2024, the Company had total committed borrowing capacity of $4.4 billion based on the amount and type of assets pledged, of which the outstanding balance was comprised of $1.0 billion in long-term advances. As of December 31, 2023, the Company had total committed borrowing capacity of $3.6 billion based on the amount and type of assets pledged, of which the outstanding balance was comprised of $1.0 billion in long-term advances. These advances are presented as short- or long-term borrowings on the condensed consolidated statements of financial condition based on the contractual maturity at origination.

Additionally, the Company has access to committed borrowing capacity through private securitizations to support the funding of its credit card loan receivables. As of June 30, 2024, the total commitment of secured credit facilities through private providers was $3.5 billion, none of which was drawn. As of December 31, 2023, the total commitment of secured credit facilities through private providers was $3.5 billion, $750 million of which was outstanding as a short-term advance and presented as short-term borrowings on the condensed consolidated statements of financial condition. Access to the unused portions of the secured credit facilities is subject to the terms of the agreements with each of the providers. The secured credit facilities have various expirations in 2025 and 2026. Borrowings outstanding under each facility bear interest at a margin above the Term Secured Overnight Financing Rate (“SOFR”) or the asset-backed commercial paper costs of each provider. The terms of each agreement provide for a commitment fee to be paid on the unused capacity and include various affirmative and negative covenants, including performance metrics and legal requirements similar to those required to issue any term securitization transaction.

7. Preferred Stock

The table below presents a summary of the Company’s non-cumulative perpetual preferred stock that is outstanding at June 30, 2024 (dollars in millions, except per depositary share amounts):

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Series	Description	Initial Issuance Date	Liquidation Preference and Redemption Price per Depositary Share(1)	Per Annum Dividend Rate in effect at June 30, 2024	Total Depositary Shares Authorized, Issued and Outstanding		Carrying Value
					June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
C(2)(3)(4)	Fixed-to-Floating Rate	10/31/2017	1,000	5.500%	570,000	570,000	563	563
D(2)(5)(6)	Fixed-Rate Reset	6/22/2020	1,000	6.125%	500,000	500,000	493	493

Total Preferred Stock					1,070,000	1,070,000	1,056	1,056

(1)	Redeemable at the redemption price plus declared and unpaid dividends.
(2)	Issued as depositary shares, each representing 1/100th interest in a share of the corresponding series of preferred stock. Each preferred share has a par value of $0.01.
(3)

Redeemable at the Company’s option, subject to regulatory approval, either (i) in whole or in part on any dividend payment date on or after October 30, 2027, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations for the Series C preferred stock).

(4)

Any dividends declared are payable semi-annually in arrears at a rate of 5.500% per annum until October 30, 2027. Thereafter, dividends declared will be payable quarterly in arrears at a floating rate equal to 3-month Term SOFR plus a spread of 3.338% per annum.

(5)

Redeemable at the Company’s option, subject to regulatory approval, either (i) in whole or in part during the three-month period prior to, and including, each reset date (as defined in the certificate of designations for the Series D preferred stock) or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations for the Series D Preferred Stock).

(6)

Any dividends declared are payable semi-annually in arrears at a rate of 6.125% per annum until September 23, 2025, after which the dividend rate will reset every 5 years to a fixed annual rate equal to the 5-year Treasury plus a spread of 5.783%.

8. Accumulated Other Comprehensive Income

Changes in each component of accumulated other comprehensive (loss) income (“AOCI”) were as follows (dollars in millions):

	Unrealized Losses on Available-for- Sale Investment Securities, Net of Tax	Losses on Cash Flow Hedges, Net of Tax	Losses on Pension Plan, Net of Tax	AOCI
For the Three Months Ended June 30, 2024
Balance at March 31, 2024	$(134)	$(79)	$(180)	$(393)
Net change	(14)	9	—	(5)

Balance at June 30, 2024	$(148)	$(70)	$(180)	$(398)

For the Three Months Ended June 30, 2023
Balance at March 31, 2023	$(44)	$(2)	$(189)	$(235)
Net change	(151)	(84)	—	(235)

Balance at June 30, 2023	$(195)	$(86)	$(189)	$(470)

For the Six Months Ended June 30, 2024
Balance at December 31, 2023	$(37)	$(8)	$(180)	$(225)
Net change	(111)	(62)	—	(173)

Balance at June 30, 2024	$(148)	$(70)	$(180)	$(398)

For the Six Months Ended June 30, 2023
Balance at December 31, 2022	$(136)	$(14)	$(189)	$(339)
Net change	(59)	(72)	—	(131)

Balance at June 30, 2023	$(195)	$(86)	$(189)	$(470)

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The following table presents each component of other comprehensive income (“OCI”) before reclassifications and amounts reclassified from AOCI for each component of OCI before- and after-tax (dollars in millions):

	Before Tax	Tax Benefit (Expense)	Net of Tax
For the Three Months Ended June 30, 2024
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(18)	$4	$(14)

Net change	$(18)	$4	$(14)

Cash Flow Hedges
Net unrealized losses arising during the period	$(31)	$7	$(24)
Amounts reclassified from AOCI	44	(11)	33

Net change	$13	$(4)	$9

For the Three Months Ended June 30, 2023
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(199)	$48	$(151)

Net change	$(199)	$48	$(151)

Cash Flow Hedges
Net unrealized losses arising during the period	$(127)	$31	$(96)
Amounts reclassified from AOCI	16	(4)	12

Net change	$(111)	$27	$(84)

For the Six Months Ended June 30, 2024
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(147)	$36	$(111)

Net change	$(147)	$36	$(111)

Cash Flow Hedges
Net unrealized losses arising during the period	$(162)	$39	$(123)
Amounts reclassified from AOCI	81	(20)	61

Net change	$(81)	$19	$(62)

For the Six Months Ended June 30, 2023
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(77)	$18	$(59)

Net change	$(77)	$18	$(59)

Cash Flow Hedges
Net unrealized losses arising during the period	$(117)	$29	$(88)
Amounts reclassified from AOCI	21	(5)	16

Net change	$(96)	$24	$(72)

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9. Income Taxes

The following table presents the calculation of the Company’s effective income tax rate (dollars in millions):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
Income before income taxes	2,061	1,152	3,180	2,393
Income tax expense	538	263	806	549
Effective income tax rate	26.1%	23.0%	25.3%	22.9%

The effective tax rate increased for the three and six months ended June 30, 2024, as compared to the same periods in 2023, due to the adoption of the proportional amortization method for qualifying tax credit investments effective January 1, 2024, and the recognition of a charge representing potential non-deductible regulatory penalties related to the card product misclassification.

The Company is subject to examination by the Internal Revenue Service and tax authorities in various state, local and foreign tax jurisdictions. The Company’s federal income tax filings are open to examinations for the tax years ended December 31, 2020 and forward. The Company regularly assesses the likelihood of additional assessments or settlements in each of the taxing jurisdictions. At this time, the potential change in unrecognized tax benefits is expected to be immaterial over the next 12 months. The Company believes that its reserves are sufficient to cover any tax, penalties and interest that would result from such examinations.

10. Earnings Per Share

The following table presents the calculation of basic and diluted earnings per share (“EPS”) (dollars and shares in millions, except per share amounts):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
Numerator
Net income	1,523	889	2,374	1,844
Preferred stock dividends	—	—	(31)	(31)

Net income available to common stockholders	1,523	889	2,343	1,813
Income allocated to participating securities	(8)	(6)	(15)	(12)

Net income allocated to common stockholders	1,515	883	2,328	1,801

Denominator
Weighted-average shares of common stock outstanding	251	253	251	257

Weighted-average shares of common stock outstanding and common stock equivalents	251	253	251	257

Basic earnings per common share	6.04	3.49	9.29	7.00
Diluted earnings per common share	6.03	3.49	9.29	6.99

Anti-dilutive securities were not material and had no impact on the computation of diluted EPS for the three and six months ended June 30, 2024 and 2023.

11. Capital Adequacy

DFS is subject to the capital adequacy guidelines of the Federal Reserve. Discover Bank, the Company’s banking subsidiary, is subject to various regulatory capital requirements as administered by the Federal Deposit Insurance Corporation (“FDIC”). Failure to meet minimum capital requirements can result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could limit the Company’s business activities and have a direct material effect on the financial condition and operating results of DFS and

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Discover Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DFS and Discover Bank must meet specific risk-based capital requirements and leverage ratios that involve quantitative measures of assets, liabilities and certain off-balance sheet items, as calculated under regulatory guidelines. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

DFS and Discover Bank are subject to regulatory and capital rules issued by the Federal Reserve and FDIC, respectively, under the Basel Committee’s December 2010 framework (“Basel III rules”). Under the Basel III rules, DFS and Discover Bank are classified as “standardized approach” entities. Standardized approach entities are defined as U.S. banking organizations with consolidated total assets over $50 billion but not exceeding $250 billion and consolidated total on-balance sheet foreign exposure less than $10 billion.

In accordance with the final rule on the impact of current expected credit losses (“CECL”) on regulatory capital, the Company has elected to phase in the impact over three years beginning in 2022. Accordingly, the Company’s Common Equity Tier 1 (“CET1”) capital ratios are higher than they otherwise would have been. The Company’s CET1 capital ratios will continue to be favorably impacted by this election over the phase-in period, which ends December 31, 2024.

As of June 30, 2024 and December 31, 2023, DFS and Discover Bank met all Basel III minimum capital ratio requirements to which they were subject. DFS and Discover Bank also met the requirements to be considered “well-capitalized” under Regulation Y and prompt corrective action rules, respectively. There have been no conditions or events that management believes have changed DFS’ or Discover Bank’s category. To be categorized as “well-capitalized”, DFS and Discover Bank must maintain minimum capital ratios outlined in the table below.

The following table shows the actual capital amounts and ratios of DFS and Discover Bank and comparisons of each to the regulatory minimum and “well-capitalized” requirements (dollars in millions):

	Actual		Minimum Capital Requirements			Capital Requirements To Be Classified as Well-Capitalized
	Amount	Ratio(1)	Amount	Ratio		Amount(2)	Ratio(2)
	(As Restated)	(As Restated)	(As Restated)			(As Restated)
At June 30, 2024
Total capital (to risk-weighted assets)
Discover Financial Services	$18,811	14.2%	$10,586	≥	8.0%	$13,233	≥	10.0%
Discover Bank	$18,052	13.8%	$10,438	≥	8.0%	$13,048	≥	10.0%
Tier 1 capital (to risk-weighted assets)
Discover Financial Services	$16,689	12.6%	$7,940	≥	6.0%	$7,940	≥	6.0%
Discover Bank	$15,203	11.7%	$7,829	≥	6.0%	$10,438	≥	8.0%
Common Equity Tier 1 (to average assets)
Discover Financial Services	$16,689	11.1%	$6,041	≥	4.0%	N/A		N/A
Discover Bank	$15,203	10.2%	$5,968	≥	4.0%	$7,460	≥	5.0%
Common Equity Tier 1 (to risk-weighted assets)
Discover Financial Services	$15,633	11.8%	$5,955	≥	4.5%	N/A		N/A
Discover Bank	$15,203	11.7%	$5,872	≥	4.5%	$8,481	≥	6.5%

December 31, 2023
Total capital (to risk-weighted assets)
Discover Financial Services	$17,399	13.2%	$10,509	≥	8.0%	$13,137	≥	10.0%
Discover Bank	$16,409	12.7%	$10,381	≥	8.0%	$12,976	≥	10.0%
Tier 1 capital (to risk-weighted assets)
Discover Financial Services	$15,279	11.6%	$7,882	≥	6.0%	7,882	≥	6.0%
Discover Bank	$13,459	10.4%	$7,786	≥	6.0%	$10,381	≥	8.0%
Tier 1 capital (to average assets)
Discover Financial Services	$15,279	10.3%	$5,915	≥	4.0%	N/A		N/A
Discover Bank	$13,459	9.2%	$5,833	≥	4.0%	$7,292	≥	5.0%
Common Equity Tier 1 (to risk-weighted assets)
Discover Financial Services	$14,223	10.8%	$5,911	≥	4.5%	N/A		N/A
Discover Bank	$13,459	10.4%	$5,839	≥	4.5%	$8,435	≥	6.5%

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(1)	Capital ratios are calculated based on the Basel III standardized approach rules, subject to applicable transition provisions, including CECL transition provisions.
(2)

The Basel III rules do not establish well-capitalized thresholds for these measures for bank holding companies. Existing well-capitalized thresholds established in the Federal Reserve’s Regulation Y have been included where available.

12. Commitments, Contingencies and Guarantees

In the normal course of business, the Company enters into a number of off-balance sheet commitments, transactions and obligations under guarantee arrangements that expose the Company to varying degrees of risk. The Company’s commitments, contingencies and guarantee relationships are described below.

Commitments

Unused Credit Arrangements

At June 30, 2024, the Company had unused credit arrangements for loans of approximately $232.8 billion. Such arrangements arise primarily from agreements with customers for unused lines of credit on certain credit cards and certain other loan products, provided there is no violation of conditions in the related agreements. These arrangements, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage, customer creditworthiness, loan qualification and the cost of capital. As the Company’s credit card loans are unconditionally cancellable, no liability for expected credit losses is required for unused lines of credit. For all other loans, the Company records a liability for expected credit losses for unfunded commitments, which is presented as part of accrued expenses and other liabilities in the condensed consolidated statements of financial condition.

Contingencies

See Note 13: Litigation and Regulatory Matters for a description of potential liability arising from pending litigation or regulatory proceedings involving the Company.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts, indemnification agreements and representations and warranties, which contingently require the Company to make payments to the guaranteed party based on changes in an underlying asset, liability or equity security of a guaranteed party, rate or index. Also included as guarantees are contracts that contingently require the Company to make payments to a guaranteed party based on another entity’s failure to perform under an agreement. The Company’s use of guarantees is disclosed below by type of guarantee.

Securitizations Representations and Warranties

As part of the Company’s financing activities, the Company provides representations and warranties that certain assets pledged as collateral in secured borrowing arrangements conform to specified guidelines. Due diligence is performed by the Company, which is intended to ensure that asset guideline qualifications are met. If the assets pledged as collateral do not meet certain conforming guidelines, the Company may be required to replace, repurchase or sell such assets. In its credit card securitization activities, the Company would replace nonconforming receivables through the allocation of excess seller’s interest or from additional transfers from the unrestricted pool of

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receivables. If the Company could not add enough receivables to satisfy the requirement, an early amortization (or repayment) of investors’ interests would be triggered. In its student loan securitizations, the Company would generally repurchase the loans from the trust at the outstanding principal amount plus interest.

The maximum potential amount of future payments the Company could be required to make would be equal to the current outstanding balances of third-party investor interests in credit card asset-backed securities and the principal amount of any private student loan secured borrowings, plus any unpaid interest for the corresponding secured borrowings. The Company has recorded substantially all of the maximum potential amount of future payments in long-term borrowings on the Company’s condensed consolidated statements of financial condition. The Company has not recorded any incremental contingent liability associated with its secured borrowing representations and warranties. Management believes that the probability of having to replace, repurchase or sell assets pledged as collateral under secured borrowing arrangements, including an early amortization event, is low.

Counterparty Settlement Guarantees

Diners Club and DFS Services LLC (on behalf of PULSE) have various counterparty exposures, which are listed below:

•

Merchant Guarantee. Diners Club has entered into contractual relationships with certain international merchants, which generally include travel-related businesses, for the benefit of all Diners Club licensees. The licensees hold the primary liability to settle the transactions of their customers with these merchants. However, Diners Club retains a counterparty exposure if a licensee fails to meet its financial payment obligation to one of these merchants.

•

ATM Guarantee. PULSE entered into contractual relationships with certain international ATM acquirers in which DFS Services LLC retains counterparty exposure if an issuer fails to fulfill its settlement obligation.

•

Global Network Alliance Guarantee. Discover Network, Diners Club and PULSE have entered into contractual relationships with certain international payment networks in which DFS Services LLC retains the counterparty exposure if a network fails to fulfill its settlement obligation.

The maximum potential amount of future payments related to such contingent obligations is dependent upon the transaction volume processed between the time a potential counterparty defaults on its settlement and the time at which the Company disables the settlement of any further transactions for the defaulting party. The Company has some contractual remedies to offset these counterparty settlement exposures (such as letters of credit or pledged deposits), however, there is no limitation on the maximum amount the Company may be liable to pay.

The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether particular counterparties will fail to meet their settlement obligations. In the event all licensees and/or issuers were to become unable to settle their transactions, the Company estimates its maximum potential counterparty exposures to these settlement guarantees would be approximately $110 million as of June 30, 2024.

The Company believes that the estimated amounts of maximum potential future payments are not representative of the Company’s actual potential loss exposure given Diners Club’s and PULSE’s insignificant historical losses from these counterparty exposures. As of June 30, 2024, the Company had not recorded any contingent liability in the condensed consolidated statements of financial condition for these counterparty exposures and management believes that the probability of any payments under these arrangements is low.

Discover Network Merchant Chargeback Guarantees

The Company operates the Discover Network, issues payment cards and permits third parties to issue payment cards. The Company is contingently liable for certain transactions processed on the Discover Network in the event of a dispute between the payment card customer and a merchant. The contingent liability arises if the disputed transaction involves a merchant or merchant acquirer with whom the Discover Network has a direct relationship. If a dispute is resolved in the customer’s favor, the Discover Network will credit or refund the disputed amount to the Discover Network card issuer, who in turn credits its customer’s account. The Discover Network will then charge back the disputed amount of the payment card transaction to the merchant or merchant acquirer, where permitted by the applicable agreement, to seek recovery of amounts already paid to the merchant for payment card transactions. If the Discover Network is unable to collect the amount subject to dispute from the merchant or merchant acquirer

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(e.g., in the event of merchant default or dissolution or after expiration of the time period for chargebacks in the applicable agreement), the Discover Network will bear the loss for the amount credited or refunded to the customer. In most instances, a loss by the Discover Network is unlikely to arise in connection with payments on card transactions because most products or services are delivered when purchased and credits are issued by merchants on returned items in a timely fashion, thus minimizing the likelihood of cardholder disputes with respect to amounts paid by the Discover Network. However, where the product or service is not scheduled to be provided to the customer until a later date following the purchase, the likelihood of a contingent payment obligation by the Discover Network increases. Losses related to merchant chargebacks were not material for the three and six months ended June 30, 2024 and 2023.

The maximum potential amount of obligations of the Discover Network arising from such contingent obligations is estimated to be the portion of the total Discover Network transaction volume processed to date for which timely and valid disputes may be raised under applicable law and relevant issuer and customer agreements. There is no limitation on the maximum amount the Company may be liable to pay to issuers. However, the Company believes that such amount is not representative of the Company’s actual potential loss exposure based on the Company’s historical experience. The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether the current or cumulative transaction volumes may include or result in disputed transactions.

The following table summarizes certain information regarding merchant chargeback guarantees (dollars in millions):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
Aggregate sales transaction volume(1)	$61,886	$65,850	$123,218	$126,683

(1)	Represents transactions processed on the Discover Network for which a potential liability exists that, in aggregate, can differ from credit card sales volume.

The Company did not record any contingent liability in the condensed consolidated financial statements for merchant chargeback guarantees as of June 30, 2024 and December 31, 2023. The Company mitigates the risk of potential loss exposure by withholding settlement from merchants, obtaining third-party guarantees, or obtaining escrow deposits or letters of credit from certain merchant acquirers or merchants that are considered a higher risk due to various factors such as time delays in the delivery of products or services. As of June 30, 2024 and December 31, 2023, the Company had escrow deposits and settlement withholdings of $9 million and $10 million, respectively, which are recorded in interest-bearing deposit accounts and accrued expenses and other liabilities on the Company’s condensed consolidated statements of financial condition.

13. Litigation and Regulatory Matters

In the normal course of business, from time to time, the Company has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The litigation process is not predictable and can lead to unexpected results. The Company contests liability and/or the amount of damages as appropriate in each pending matter.

The Company has historically offered its customers an arbitration clause in its customer agreements. The arbitration clause allows the Company and its customers to quickly and economically resolve disputes. Additionally, the arbitration clause has in some instances limited the costs of, and the Company’s exposure to, litigation. Future legal and regulatory challenges and prohibitions may cause the Company to discontinue its offering and use of such clauses. From time to time, the Company is involved in legal actions challenging its arbitration clause. Bills may be periodically introduced in Congress to directly or indirectly prohibit the use of pre-dispute arbitration clauses.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding the Company’s business including, among other matters, regulatory, accounting, tax and other operational matters. The investigations and proceedings may result in

30

significant adverse judgments, settlements, fines, penalties, injunctions, decreases in regulatory ratings, customer restitution or other relief. These outcomes could materially impact the Company’s condensed consolidated financial statements, increase its cost of operations, or limit the Company’s ability to execute its business strategies and engage in certain business activities. Certain subsidiaries of the Company are subject to consent orders with the Consumer Financial Protection Bureau (“CFPB”) and FDIC, as described below. Pursuant to powers granted under federal banking laws, regulatory agencies have broad and sweeping discretion and may assess civil money penalties, require changes to certain business practices or require customer restitution at any time.

In accordance with applicable accounting guidance, the Company establishes a liability for legal and regulatory matters when those matters create loss contingencies that are both probable and estimable. Except as discussed below regarding the card product misclassification matter, litigation and regulatory settlement-related expenses were immaterial for the three and six months ended June 30, 2024 and 2023.

There may be an exposure to loss in excess of any amounts accrued. The Company believes the estimate of the aggregate range of reasonably possible losses (meaning the likelihood of losses is more than remote but less than likely), in excess of the amounts that the Company has accrued for legal and regulatory proceedings, is up to $ 140 million as of June 30, 2024. This estimated range of reasonably possible losses is based on currently available information for those proceedings in which the Company is involved and considers the Company’s best estimate of such losses for those matters for which an estimate can be made. It does not represent the Company’s maximum potential loss exposure. Various aspects of the legal and regulatory proceedings underlying the estimated range will change from time to time and actual results may vary significantly from the estimate.

The Company’s estimated range noted above involves significant judgment, given the varying stages of the proceedings, the existence of numerous yet to be resolved issues, the breadth of the claims (often spanning multiple years and, in some cases, a wide range of business activities), unspecified damages and/or the novelty of the legal issues presented. The outcome of pending matters could adversely affect the Company’s reputation and be material to the Company’s condensed consolidated financial condition, operating results and cash flows for a particular future period, depending on, among other things, the level of the Company’s income for such period.

In July 2015, the Company announced that its subsidiaries, Discover Bank, The Student Loan Corporation and Discover Products Inc. (the “Discover Subsidiaries”), agreed to a consent order with the CFPB with respect to certain private student loan servicing practices (the “2015 Order”). The 2015 Order expired in July 2020. In December 2020, the Discover Subsidiaries agreed to a consent order (the “2020 Order”) with the CFPB resolving the agency’s investigation into Discover Bank’s compliance with the 2015 Order. In connection with the 2020 Order, Discover is required to implement a redress and compliance plan and must pay at least $10 million in consumer redress to consumers who may have been harmed and has paid a $25 million civil money penalty to the CFPB.

On September 25, 2023, following the consent of the Board of Directors of Discover Bank, the FDIC issued a consent order (the “2023 Order”) to Discover Bank. The 2023 Order addresses shortcomings in Discover Bank’s compliance management system for consumer protection laws and related matters. It does not contain any monetary penalties or fines. As part of the 2023 Order, Discover Bank agreed to improve its consumer compliance management system and enhance related corporate governance and enterprise risk management practices, and increase the level of Board oversight of such matters. Discover Bank has been taking significant steps to strengthen the organization’s compliance management system and address the other issues identified in the 2023 Order. In addition, Discover added two new independent directors with significant banking experience to the Boards of Discover and Discover Bank in the third quarter of 2023.

Management and the Board are committed to meeting all the requirements of the 2023 Order. Discover Bank is working diligently to complete items required by the 2023 Order. This includes having retained third party consultants to conduct independent reviews and the submission of action plans to the FDIC by the required deadlines for review and feedback. The actions completed to date, taken together with actions previously undertaken to improve and enhance its compliance management system and enhance related corporate governance, address multiple consent order objectives, however, many provisions require longer term implementation. Depending on regulatory feedback, the timing of approvals and sustainability periods, necessary work is not likely to be completed until at least 2025.

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On March 8, 2016, a class-action lawsuit was filed against the Company, other credit card networks, other issuing banks and EMVCo in the U.S. District Court for the Northern District of California (B&R Supermarket, Inc., d/b/a Milam’s Market, et al. v. Visa, Inc., et al.) alleging a conspiracy by defendants to shift fraud liability to merchants with the migration to the EMV security standard and chip technology. The plaintiffs assert joint and several liability among the defendants and seek unspecified damages, including treble damages, attorneys’ fees, costs and injunctive relief. The Company filed its motion to compel arbitration, motion for summary judgment, and Daubert challenges on November 30, 2022, and awaits rulings. The Company is not in a position at this time to assess the likely outcome or its exposure, if any, with respect to this matter. However, the Company will seek to defend itself vigorously against all claims asserted by the plaintiffs.

Card Product Misclassification

As of June 30, 2024, the balance of the Company’s counterparty restitution liability was $1.2 billion, reflecting additional accruals for interest on the overcharges committed to as part of the counterparty restitution plan approved by the Board of Directors in the third quarter of 2023, additional concessions agreed to as part of the class action settlement negotiations in the first and second quarters of 2024 and settlement disbursements made year-to-date. As reported in the Company’s Current Report on Form 8-K filed on July 3, 2024, on July 1, 2024, the Company and certain of its subsidiaries entered into a settlement agreement to resolve putative class actions filed on behalf of merchants allegedly affected by the card product misclassification. The settlement agreement, which is subject to court approval, would resolve claims by parties affected by the card product misclassification (merchants, merchant acquirers and other intermediaries). The Company expects all payments under the settlement agreement to be covered by the $1.2 billion liability. Substantially all of the liability as of June 30, 2024, represents amounts payable to or on behalf of impacted merchants, merchant acquirers and other intermediaries in settlement of the card product misclassification matter, with $26 million of that balance representing provision for legal fees and expenses payable to plaintiffs’ counsel. The liability does not include any potential fines or penalties, or the cost of administering the distribution of funds to affected parties.

The following table summarizes the change in the Company’s counterparty restitution liability pertaining to the card product misclassification (dollars in millions):

	For the Six Months Ended June 30, 2024
	As Previously Reported	Restatement Impacts	As Restated
Balance at December 31, 2023	$375	$784	$1,159
Provision for refund of overcharges	598	(598)	—
Provision for interest on overcharges	136	(108)	28
Provision for other settlement concessions	76	—	76
Disbursements	(21)	—	(21)

Balance at June 30, 2024	$1,164	$78	$1,242

The Company remains in discussions with its various regulators regarding the card product misclassification. For the three months ended June 30, 2024, the Company recognized a separate charge of approximately $200 million representing the Company’s current estimate of potential penalties to be imposed by its various regulators in relation to this matter. Actual penalties imposed are subject to further discussion with the Company’s various regulators and may be more or less than such amount.

In addition, the Company and its subsidiaries have been named as defendants in various lawsuits, including a putative class action on behalf of shareholders and a shareholder derivative action. The Company is also cooperating with a Securities and Exchange Commission investigation into the card product misclassification matter. The Company believes that additional losses are probable as a result of these actions and such losses could be material but it is not able to make a reasonable estimate of the amount or range of such losses as of June 30, 2024.

14. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, provides a three-level hierarchy for classifying the inputs to valuation techniques used to measure fair value of financial instruments based on whether the inputs are observable or

32

unobservable. It also requires certain disclosures about those measurements. The three- level valuation hierarchy is as follows:

•

Level 1: Fair values determined by Level 1 inputs are defined as those that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2: Fair values determined by Level 2 inputs are those that utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active or inactive markets, quoted prices for the identical assets in an inactive market and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The Company evaluates factors such as the frequency of transactions, the size of the bid-ask spread and the significance of adjustments made when considering transactions involving similar assets or liabilities to assess the relevance of those observed prices. If relevant and observable prices are available, the fair values of the related assets or liabilities would be classified as Level 2.

•

Level 3: Fair values determined by Level 3 inputs are those based on unobservable inputs and include situations where there is little, if any, market activity for the asset or liability being valued. In instances where the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy in which the measurements are classified is based on the lowest level input that is significant to the fair value measurement in its entirety. Accordingly, the Company may utilize both observable and unobservable inputs in determining the fair values of financial instruments classified within the Level 3 category.

The Company evaluates the classification of each fair value measurement within the hierarchy at least quarterly.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and involves consideration of factors specific to the asset or liability. Furthermore, certain techniques used to measure fair value involve some degree of judgment and, as a result, are not necessarily indicative of the amounts the Company would realize in a current market exchange.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are as follows (dollars in millions):

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Balance at June 30, 2024
Assets
Fair value - OCI
U.S. Treasury and U.S. GSE securities	$12,820	$7	$—	$12,827
Residential mortgage-backed securities - Agency	—	415	—	415

Available-for-sale investment securities	$12,820	$422	$—	$13,242

Derivative financial instruments - cash flow hedges	$—	$2	$—	$2

Fair value - Net income			—
Derivative financial instruments - fair value hedges	$—	$2		$2

Liabilities
Fair value - OCI
Derivative financial instruments - cash flow hedges	$—	$6	$—	$6
Fair value - Net income
Derivative financial instruments - fair value hedges	$—	$5	$—	$5

Balance at December 31, 2023
Assets
Fair value - OCI
U.S. Treasury and U.S. GSE securities	$12,928	$9	$—	$12,937
Residential mortgage-backed securities – Agency	—	465	—	465

Available-for-sale investment securities	$12,928	$474	$—	$13,402

Derivative financial instruments - cash flow hedges	$—	$2	$—	$2

Fair value - Net income
Marketable equity securities	$1	$—	$—	$1
Derivative financial instruments - fair value hedges	$—	$2	$—	$2

(1)

Derivative instrument carrying values in an asset or liability position are presented as part of other assets or accrued expenses and other liabilities, respectively, in the Company’s condensed consolidated statements of financial condition.

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Available-for-Sale Investment Securities

Investment securities classified as available-for-sale consist of U.S. Treasury and U.S. GSE securities and RMBS. The fair value estimates of investment securities classified as Level 1, consisting of U.S. Treasury securities, are determined based on quoted market prices for the same securities. The fair value estimates of U.S. GSE securities and RMBS are classified as Level 2 and are valued by maximizing the use of relevant observable inputs, including quoted prices for similar securities, benchmark yield curves and market- corroborated inputs.

The Company validates the fair value estimates provided by pricing services primarily by comparing to valuations obtained through other pricing sources. The Company evaluates pricing variances among different pricing sources to ensure that the valuations utilized are reasonable. The Company also corroborates the reasonableness of the fair value estimates with analysis of trends of significant inputs, such as market interest rate curves. The Company further performs due diligence in understanding the procedures and techniques performed by the pricing services to derive fair value estimates.

At June 30, 2024, amounts reported in RMBS reflect U.S. government agency and U.S. GSE obligations issued by Ginnie Mae, Fannie Mae and Freddie Mac with an aggregate par value of $434 million, a weighted-average coupon of 4.11% and a weighted-average remaining maturity of four years.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of interest rate swaps and foreign exchange forward contracts. These instruments are classified as Level 2 as their fair values are estimated using proprietary pricing models, containing certain assumptions based on readily observable market-based inputs, including interest rate curves, option volatility and foreign currency forward and spot rates. In determining fair values, the pricing models use widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and the observable market- based inputs. The fair values of the interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates derived from the observable market interest rate curves. The Company considers collateral and master netting agreements that mitigate credit exposure to counterparties in determining the counterparty credit risk valuation adjustment. The fair values of the foreign exchange forward contracts are valued by comparing the contracted forward exchange rate pertaining to the specific contract maturities to the current market exchange rate.

The Company validates the fair value estimates of interest rate swaps primarily through comparison to the fair value estimates computed by the counterparties to each of the derivative transactions. The Company evaluates pricing variances among different pricing sources to ensure that the valuations utilized are reasonable. The Company also corroborates the reasonableness of the fair value estimates with analysis of trends of significant inputs, such as market interest rate curves. The Company performs due diligence in understanding the impact of any changes to the valuation techniques performed by proprietary pricing models before implementation, working closely with the third-party valuation service and reviewing the service’s control objectives at least annually. The Company corroborates the fair value of foreign exchange forward contracts through independent calculation of the fair value estimates.

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Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. These assets include those associated with acquired businesses, including goodwill. For these assets, measurement at fair value in periods subsequent to the initial recognition of the assets may be applicable whenever one is tested for impairment.

No impairments were recognized related to these assets during the three and six months ended June 30, 2024 and 2023.

Financial Instruments Measured at Other Than Fair Value

The following tables disclose the estimated fair value of the Company’s financial assets and financial liabilities that are not required to be carried at fair value (dollars in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Carrying Value
Balance at June 30, 2024
Assets
Amortized cost
Residential mortgage-backed securities - Agency	$—	$242	$—	$242	$266

Held-to-maturity investment securities	$—	$242	$—	$242	$266

Net loan receivables(1)	$—	$10,612	$116,460	$127,072	$119,168

Carrying value approximates fair value(2)
Cash and cash equivalents	$10,865	$—	$—	$10,865	$10,865
Restricted cash	$32	$—	$—	$32	$32
Accrued interest receivables(3)(4)	$—	$1,500	$—	$1,500	$1,475

Liabilities
Amortized cost
Time deposits(5)	$—	$43,230	$—	$43,230	$43,195
Long-term borrowings - owed to securitization investors	$—	$9,470	$57	$9,527	$9,608
Other long-term borrowings	—	9,520	—	9,520	9,533

Long-term borrowings	$—	$18,990	$57	$19,047	$19,141

Carrying value approximates fair value(2)
Accrued interest payables(3)	$—	$399	$—	$399	$399

Balance at December 31, 2023
Assets
Amortized cost
Residential mortgage-backed securities - Agency	$—	$234	$—	$234	$253

Held-to-maturity investment securities	$—	$234	$—	$234	$253

Net loan receivables	$—	$—	$126,940	$126,940	$119,126
Carrying value approximates fair value(2)
Cash and cash equivalents	$11,685	$—	$—	$11,685	$11,685

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	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Carrying Value
Restricted cash	$43	$—	$—	$43	$43
Accrued interest receivables(3)	$—	$1,450	$—	$1,450	$1,450

Liabilities
Amortized cost
Time deposits(5)	$—	$45,333	$—	$45,333	$45,240
Short-term borrowings	$—	$750	$—	$750	$750

Long-term borrowings - owed to securitization investors	$—	$10,770	$65	$10,835	$10,993
Other long-term borrowings	—	9,469	—	9,469	9,588

Long-term borrowings	$—	$20,239	$65	$20,304	$20,581

Carrying value approximates fair value(2)
Accrued interest payables(3)	$—	$421	$—	$421	$421

(1)

Includes $10.6 billion in private student loans held-for-sale valued based on the terms of the executed purchase agreement. The carrying value for loans held-for-sale represents the lower of amortized cost or fair value while the carrying value for the loan portfolio is amortized cost, net of the allowance for credit losses.

(2)	The carrying values of these assets and liabilities approximate fair value due to their short-term nature, except as otherwise indicated.

(3)

Accrued interest receivable and payable carrying values are presented as part of other assets and accrued expenses and other liabilities, respectively, in the Company’s condensed consolidated statements of financial condition.

(4)	The fair value includes a premium associated with interest to be capitalized on private student loans held-for-sale based on the terms of the executed purchase agreement.

(5)	Excludes deposits without contractually defined maturities for all periods presented.

15. Derivatives and Hedging Activities

The Company uses derivatives to manage its exposure to various financial risks. The Company does not enter into derivatives for trading or speculative purposes. Certain derivatives used to manage the Company’s exposure to foreign currency are not designated as hedges and do not qualify for hedge accounting.

Derivatives may give rise to counterparty credit risk, which generally is mitigated through collateral arrangements as described under the sub-heading “—Collateral Requirements and Credit-Risk Related Contingency Features.” The Company enters into derivative transactions with established dealers that meet minimum credit criteria established by the Company. All counterparties must be pre-approved before engaging in any transaction with the Company. The Company regularly monitors counterparties to ensure compliance with the Company’s risk policies and limits. In determining the counterparty credit risk valuation adjustment for the fair values of derivatives, if any, the Company considers collateral and legally enforceable master netting agreements that mitigate credit exposure to related counterparties.

All derivatives are recorded in other assets at their gross positive fair values and in accrued expenses and other liabilities at their gross negative fair values. See Note 14: Fair Value Measurements for a description of the valuation methodologies used for derivatives. Cash collateral amounts associated with derivative positions that are cleared through an exchange are legally characterized as settlement of the derivative positions. Such collateral amounts are reflected as offsets to the associated derivatives balances recorded in other assets or in accrued expenses and other liabilities. Other cash collateral posted and held balances are recorded in other assets and deposits, respectively, in the condensed consolidated statements of financial condition. Collateral amounts recorded in the condensed consolidated statements of financial condition are based on the net collateral posted or held position for each applicable legal entity’s master netting arrangement with each counterparty.

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Derivatives Designated as Hedges

Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows arising from changes in interest rates, or other types of forecasted transactions, are considered cash flow hedges. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.

Cash Flow Hedges

The Company uses interest rate swaps to manage its exposure to variability in cash flows related to changes in interest rates on interest-earning assets and funding instruments. These interest rate swaps qualify for hedge accounting in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). At June 30, 2024 and December 31, 2023, the Company’s outstanding cash flow hedges primarily relate to interest receipts from credit card receivables and had an initial maximum period of five years.

The change in the fair value of derivatives designated as cash flow hedges is recorded in OCI and is subsequently reclassified into earnings in the period that the hedged forecasted cash flows affect earnings. Amounts reported in AOCI related to derivatives at June 30, 2024, will be reclassified to interest income and interest expense as interest receipts and payments are accrued on the Company’s then outstanding credit card receivables and certain floating-rate debt, respectively. During the next 12 months, the Company estimates it will reclassify $109 million into pretax earnings related to its cash flow hedges.

Fair Value Hedges

The Company is exposed to changes in the fair value of its fixed-rate debt obligations due to changes in interest rates. The Company uses interest rate swaps to manage its exposure to changes in the fair value of certain fixed-rate long-term borrowings, including securitized debt and bank notes, and deposits attributable to changes in the respective benchmark rates. These interest rate swaps qualify as fair value hedges in accordance with ASC 815. Changes in the fair values of both (i) the derivatives and (ii) the hedged long-term borrowings and deposits attributable to the interest-rate risk being hedged are recorded in interest expense and generally provide substantial offset to one another.

Derivatives Not Designated as Hedges

Foreign Exchange Forward Contracts

The Company has foreign exchange forward contracts that are economic hedges and are not designated as accounting hedges. The Company enters into foreign exchange forward contracts to manage foreign currency risk. Changes in the fair value of these contracts are recorded in other income on the condensed consolidated statements of income.

Derivatives Cleared Through an Exchange

Cash variation margin payments on derivatives cleared through an exchange are legally considered settlement payments and are accounted for with corresponding derivative positions as one unit of account and not presented separately as collateral. With settlement payments on derivative positions cleared through this exchange reflected as offsets to the associated derivative asset and liability balances, the fair values of derivative instruments and collateral balances shown are generally reduced.

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Derivatives Activity

The following table summarizes the fair value (including accrued interest) and outstanding notional amounts of derivative instruments and related collateral balances (dollars in millions):

	June 30, 2024				December 31, 2023
	Notional Amount	Number of Outstanding Derivative Contracts	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedges
Interest rate swaps-cash flow hedge	$14,750	21	$2	$6	$10,650	$2	$—
Interest rate swaps-fair value hedge	$14,116	18	2	5	$8,650	2	—
Derivatives not designated as hedges
Foreign exchange forward contracts(1)	$32	6	—	—	$29	—	—

Total gross derivative assets/liabilities(2)			4	11		4	—
Less: collateral held/posted(3)			—	(11)		—	—

Total net derivative assets/liabilities			$4	$—		$4	$—

-

(1)

The foreign exchange forward contracts have notional amounts of EUR 6 million, GBP 6 million, SGD 1 million and INR 1.5 billion as of June 30, 2024, and notional amounts of EUR 6 million, GBP 6 million, SGD 1 million, INR 1.1 billion and AUD 2 million as of December 31, 2023.

(2)

In addition to the derivatives disclosed in the table, the Company enters into forward contracts to purchase when-issued mortgage-backed securities and tax exempt single family mortgage revenue bonds as part of its community reinvestment initiatives. At June 30, 2024, the Company had one outstanding contract with a total notional amount of $13 million and an immaterial fair value. At December 31, 2023, the Company had one outstanding contract with a total notional amount of $35 million and an immaterial fair value.

(3)	Collateral amounts, which consist of cash and investment securities, are limited to the related derivative asset/liability balance and do not include excess collateral received/pledged.

The following amounts were recorded on the statements of financial condition related to cumulative basis adjustments for fair value hedges (dollars in millions):

	June 30, 2024		December 31, 2023
	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustment (Decreasing) the Carrying Amount of Hedged Liabilities(1)	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustment (Decreasing) the Carrying Amount of Hedged Liabilities(1)
Long-term borrowings	$13,960	$(113)	$8,620	$—

(1)	The balance includes $8 million and $12 million of cumulative hedging adjustments related to discontinued hedging relationships as of June 30, 2024 and December 31, 2023, respectively.

The following table summarizes the impact of the derivative instruments on income and indicates where within the condensed consolidated financial statements such impact is reported (dollars in millions):

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	Location and Amount of (Losses) Gains Recognized on the Condensed Consolidated Statements of Income
	Interest Expense
	Deposits	Long-Term Borrowings	Interest Income (Credit Card)
For the Three Months Ended June 30, 2024
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(1,199)	$(248)	$3,959
The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$2	$(46)

(Losses) gains on fair value hedging relationships
(Losses) gains on hedged items	$(4)	$8	$—
Losses on interest rate swaps	(2)	(47)	—
Total losses on fair value hedging relationships	$(6)	$(39)	$—

For the Three Months Ended June 30, 2023
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(905)	$(208)	$3,466
The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$2	$(18)
Gains (losses) on fair value hedging relationships
Gains on hedged items	$—	$122	$—
Losses on interest rate swaps	—	(149)	—
Total losses on fair value hedging relationships	$—	$(27)	$—

For the Six Months Ended June 30, 2024
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(2,409)	$(493)	$7,897

The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$5	$(86)
(Losses) gains on fair value hedging relationships
(Losses) gains on hedged items	$(1)	$111	$—
Losses on interest rate swaps	(6)	(185)	—
Total losses on fair value hedging relationships	$(7)	$(74)	$—

For the Six Months Ended June 30, 2023
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(1,661)	$(397)	$6,787
The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$4	$(25)

Gains (losses) on fair value hedging relationships
Gains on hedged items	$—	$87	$—
Losses on interest rate swaps	—	(128)	—
Total losses on fair value hedging relationships	$—	$(41)	$—

For the impact of the derivative instruments on OCI, see Note 8: Accumulated Other Comprehensive Income.

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Collateral Requirements and Credit-Risk Related Contingency Features

The Company has master netting arrangements and minimum collateral posting thresholds with its counterparties for its fair value and cash flow hedge interest rate swaps and foreign exchange forward contracts. The Company has not sought a legal opinion in relation to the enforceability of its master netting arrangements and, as such, does not report any of these positions on a net basis. Collateral is required by either the Company or its subsidiaries or the counterparty depending on the net fair value position of the derivatives held with that counterparty. These collateral receivable or payable amounts are generally not offset against the fair value of these derivatives but are recorded separately in other assets or deposits. Most of the Company’s cash collateral amounts relate to positions cleared through an exchange and are reflected as offsets to the associated derivatives balances recorded in other assets and accrued expenses and other liabilities.

The Company also has agreements with certain of its derivative counterparties that contain a provision under which the Company could be declared in default on any of its derivative obligations if the Company defaults on any of its indebtedness, including default where the lender has not accelerated repayment of the indebtedness.

16. Segment Disclosures

The Company manages its business activities in two segments: Digital Banking and Payment Services.

•

Digital Banking: The Digital Banking segment includes Discover-branded credit cards issued to individuals on the Discover Network and other consumer products and services, including private student loans, personal loans, home loans and deposit products. The majority of Digital Banking revenues relate to interest income earned on the segment’s loan products. Additionally, the Company’s credit card products generate substantially all revenues related to discount and interchange, protection products and loan fee income.

•

Payment Services: The Payment Services segment includes PULSE, an ATM, debit and electronic funds transfer network; Diners Club, a global payments network; and the Company’s Network Partners business, which provides payment transaction processing and settlement services on the Discover Network. The majority of Payment Services revenues relate to transaction processing revenue from PULSE and royalty and licensee revenue from Diners Club.

The business segment reporting provided to and used by the Company’s CODM is prepared using the following principles and allocation conventions:

•	The Company aggregates operating segments when determining reportable segments.

•	Corporate overhead is not allocated between segments; all corporate overhead is included in the Digital Banking segment.

•

Through its operation of the Discover Network, the Digital Banking segment incurs fixed marketing, servicing and infrastructure costs that are not specifically allocated among the segments, except for an allocation of direct and incremental costs driven by the Company’s Payment Services segment.

•	The Company’s assets are not allocated among the operating segments in the information reviewed by the Company’s CODM.

•	The revenues of each segment are derived from external sources. The segments do not earn revenue from intercompany sources.

•	Income taxes are not specifically allocated between the operating segments in the information reviewed by the Company’s CODM.

The following table presents segment data (dollars in millions):

40

	Digital Banking	Payment Services	Total
	(As Restated)		(As Restated)
For the Three Months Ended June 30, 2024
Interest income
Credit card loans	$3,959	$—	$3,959
Private student loans	256	—	256
Personal loans	347	—	347
Other loans	126	—	126
Other interest income	283	—	283

Total interest income	4,971	—	4,971
Interest expense	1,447	—	1,447

Net interest income	3,524	—	3,524
Provision for credit losses	739	—	739
Other income	691	323	1,014
Other expense	1,692	46	1,738

Income before income taxes	$1,784	$277	$2,061

For the Three Months Ended June 30, 2023
Interest income
Credit card loans	$3,466	$—	$3,466
Private student loans	255	—	255
Personal loans	278	—	278
Other loans	73	—	73
Other interest income	218	—	218

Total interest income	4,290	—	4,290
Interest expense	1,113	—	1,113

Net interest income	3,177	—	3,177
Provision for credit losses	1,305	—	1,305
Other income	569	115	684
Other expense	1,359	45	1,404

Income before income taxes	$1,082	$70	$1,152

For the Six Months Ended June 30, 2024
Interest income
Credit card loans	$7,897	$—	$7,897
Private student loans	520	—	520
Personal loans	680	—	680
Other loans	241	—	241
Other interest income	581	—	581

Total interest income	9,919	—	9,919
Interest expense	2,908	—	2,908

Net interest income	7,011	—	7,011
Provision for credit losses	2,236	—	2,236
Other income	1,232	455	1,687
Other expense	3,186	96	3,282

Income before income taxes	$2,821	$359	$3,180

For the Six Months Ended June 30, 2023
Interest income
Credit card loans	$6,787	$—	$6,787
Private student loans	507	—	507
Personal loans	526	—	526
Other loans	137	—	137
Other interest income	410	—	410

41

	Digital Banking	Payment Services	Total
Total interest income	8,367	—	8,367
Interest expense	2,058	—	2,058

Net interest income	6,309	—	6,309
Provision for credit losses	2,407	—	2,407
Other income	1,075	203	1,278
Other expense	2,701	86	2,787

Income (loss) before income taxes	$2,276	$117	$2,393

17. Revenue from Contracts with Customers

ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), generally applies to the sales of any good or service for which no other specific accounting guidance is provided. ASC 606 defines a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The Company’s revenue that is subject to this model includes discount and interchange, protection products fees, transaction processing revenue and certain amounts classified as other income.

The following table presents revenue from contracts with customers disaggregated by business segment and reconciles revenue from contracts with customers to total other income (dollars in millions):

	Digital Banking	Payment Services	Total
	(As Restated)		(As Restated)
For the Three Months Ended June 30, 2024
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$411	$26	$437
Protection products revenue	42	—	42
Transaction processing revenue	—	91	91
Other income	33	206	239

Total other income subject to ASC 606(2)	486	323	809
Other income not subject to ASC 606
Loan fee income	205	—	205

Total other income not subject to ASC 606	205	—	205

Total other income by operating segment	$691	$323	$1,014

For the Three Months Ended June 30, 2023
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$332	$21	$353
Protection products revenue	44	—	44
Transaction processing revenue	—	72	72
Other income	7	21	28

Total other income subject to ASC 606(2)	383	114	497
Other income not subject to ASC 606
Loan fee income	186	—	186
Gains (losses) on equity investments	—	1	1

Total other income (loss) not subject to ASC 606	186	1	187

Total other income by operating segment	$569	$115	$684

For the Six Months Ended June 30, 2024
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$707	$51	$758
Protection products revenue	84	—	84
Transaction processing revenue	—	178	178

42

	Digital Banking	Payment Services	Total
	(As Restated)		(As Restated)
Other income	36	226	262

Total other income subject to ASC 606(2)	827	455	1,282
Other income not subject to ASC 606
Loan fee income	405	—	405

Total other income (loss) not subject to ASC 606	405	—	405

Total other income by operating segment	$1,232	$455	$1,687

For the Six Months Ended June 30, 2023
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$626	$41	$667
Protection products revenue	87	—	87
Transaction processing revenue	—	139	139
Other income	10	40	50

Total other income subject to ASC 606(2)	723	220	943
Other income not subject to ASC 606
Loan fee income	352	—	352
Gains (losses) on equity investments	—	(17)	(17)

Total other income (loss) not subject to ASC 606	352	(17)	335

Total other income (loss) by operating segment	$1,075	$203	$1,278

(1)

Net of rewards, including Cashback Bonus rewards, of $716 million and $788 million for the three months ended June 30, 2024 and 2023, respectively, and $1.4 billion and $1.5 billion for the six months ended June 30, 2024 and 2023 , respectively.

(2)

Excludes $2 million and $3 million of deposit product fees that are reported within net interest income for the three months ended June 30, 2024 and 2023, respectively, and $4 million and $10 million for the six months ended June 30, 2024 and 2023, respectively.

For a detailed description of the Company’s significant revenue recognition accounting policies, see Note 2: Summary of Significant Accounting Policies to the consolidated financial statements in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

18. Restatement of Financial Statements

In connection with the card product misclassification matter as described in Note 1: Background and Basis of Presentation— Restatement of Financial Statements, the Company determined that corrections to the financial statements for the impact of the card product classification were required for the current period presented in this Form 10-Q/A. The Company has made these corrections to the recognition of discount and interchange revenue, other expense and income tax expense, as well as the related impacts to assets, liabilities and retained earnings in the current period presented in this Form 10-Q/A. Assets were impacted by adjustments to deferred tax assets, and liabilities were impacted by an adjustment to the liability for estimated refunds to merchants and merchant acquirers.

The restatement impacts to the Company’s condensed consolidated statement of financial condition were as shown below (dollars in millions):

	June 30, 2024
	As Previously Reported	Restatement Impacts	As Restated
Assets
Other assets	$5,952	$21	$5,973

Total assets	$150,8674	$21	$150,888

Liabilities and Stockholders’ Equity
Liabilities
	June 30, 2024
Accrued expenses and other liabilities	$7,309	$78	$7,387

Total liabilities	$134,800	$78	$134,878

Stockholders’ Equity
Retained earnings	$31,864	$(57)	$31,807
Total stockholders’ equity	$16,067	$(57)	$16,010

Total liabilities and stockholders’ equity	$150,867	$21	$150,888

43

The restatement impacts to the Company’s condensed consolidated statements of income were as shown below (dollars in millions):

	For the Three Months Ended June 30, 2024			For the Six Months Ended June 30, 2024
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Other income
Discount and interchange revenue, net	$437	$—	$437	$808	$(50)	$758

Total other income	$1,014	$—	$1,014	$1,737	$(50)	$1,687
Other expense
Other expense	$327	$9	$336	$1,240	$(756)	$484

Total other expense	$1,729	$9	$1,738	$4,038	$(756)	$3,282

Income before income taxes	$2,070	$(9)	$2,061	$2,474	$706	$3,180
Income tax expense	$540	$(2)	$538	$636	$170	$806

Net income	$1,530	$(7)	$1,523	$1,838	$536	$2,374

Net income allocated to common stockholders	$1,521	$(6)	$1,515	$1,795	$533	$2,328

Basic earnings per common share	$6.06	$(0.02)	$6.04	$7.17	$2.12	$9.29
Diluted earnings per common share	$6.06	$(0.03)	$6.03	$7.16	$2.13	$9.29

The restatement impacts to the Company’s condensed consolidated statements of comprehensive income were as shown below (dollars in millions):

	For the Three Months Ended June 30, 2024			For the Six Months Ended June 30, 2024
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatement Impacts	As Restated
Net income	$1,530	$(7)	$1,523	$1,838	$536	$2,374

Comprehensive income	$1,525	$(7)	$1,518	$1,665	$536	$2,201

The restatement impacts to the Company’s condensed consolidated statements of changes in stockholders’ equity were as shown below (dollars in millions):

	Retained Earnings	Total Stockholders’ Equity
As Previously Reported
For the Three Months Ended June 30, 2024
Balance at March 31, 2024	$30,511	$14,720
Net income	$1,530	$1,530

Balance at June 30, 2024	$31,864	$16,067

Restatement Impacts
For the Three Months Ended June 30, 2024

44

	Retained Earnings	Total Stockholders’ Equity
Balance at March 31, 2024	$(50)	$(50)
Net income	$(7)	$(7)

Balance at June 30, 2024	$(57)	$(57)

As Restated
For the Three Months Ended June 30, 2024
Balance at March 31, 2024	$30,461	$14,670
Net income	$1,523	$1,523

Balance at June 30, 2024	$31,807	$16,010

	Retained Earnings	Total Stockholders’ Equity
As Previously Reported
For the Six Months Ended June 30, 2024
Balance at December 31, 2023	$30,448	$14,828
Net income	$1,838	$1,838

Balance at June 30, 2024	$31,864	$16,067

Restatement Impacts
For the Six Months Ended June 30, 2024
Balance at December 31, 2023	$(593)	$(593)
Net income	$536	$536

Balance at June 30, 2024	$(57)	$(57)

As Restated
For the Six Months Ended June 30, 2024
Balance at December 31, 2023	$29,855	$14,235
Net income	$2,374	$2,374

Balance at June 30, 2024	$31,807	$16,010

The restatement impacts to the Company’s condensed consolidated statement of cash flows were as shown below (dollars in millions):

	For the Six Months Ended June 30, 2024
	As Previously Reported	Restatement Impacts	As Restated
Cash flows provided by operating activities
Net income	$1,838	$536	$2,374
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	$(57)	$170	$113
Changes in assets and liabilities:
Increase in other assets	$(323)	$—	$(323)
Increase in accrued expenses and liabilities	$715	$(706)	$9

Net cash provided by operating activities	$4,421	$—	$4,421

19. Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to June 30, 2024, and determined that there were no subsequent events that would require recognition or additional disclosure in the condensed consolidated financial statements.

45

Exhibit 99.5

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Financial Condition (unaudited)

(dollars in millions, except for share amounts)

	September 30, 2024	December 31, 2023
		(As Restated)
Assets
Cash and cash equivalents	$10,787	$11,685
Restricted cash	36	43
Other short-term investments	735	—
Investment securities (includes available-for-sale securities of $14,590 and $13,402 reported at fair value with associated amortized cost of $14,470 and $13,451 at September 30, 2024 and December 31, 2023, respectively)	14,865	13,655
Loan receivables
Loans held-for-sale	8,484	—
Loan portfolio	118,509	128,409

Total loan receivables	126,993	128,409
Allowance for credit losses	(8,512)	(9,283)

Net loan receivables	118,481	119,126
Premises and equipment, net	1,085	1,091
Goodwill	255	255
Other assets	5,371	5,858

Total assets	$151,615	$151,713

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Interest-bearing deposit accounts	$108,356	$107,493

Non-interest bearing deposit accounts	1,496	1,438
Total deposits	109,852	108,931
Short-term borrowings	750	750
Long-term borrowings	17,427	20,581
Accrued expenses and other liabilities	6,477	7,216

Total liabilities	134,506	137,478
Commitments, contingencies and guarantees (Notes 9, 12 and 13)
Stockholders’ Equity
Common stock, par value $0.01 per share; 2,000,000,000 shares authorized; 572,469,165 and 570,837,720 shares issued at September 30, 2024 and December 31, 2023, respectively	6	6
Preferred stock, par value $0.01 per share; 200,000,000 shares authorized; 10,700 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	1,056	1,056
Additional paid-in capital	4,633	4,553
Retained earnings	32,469	29,855
Accumulated other comprehensive income (loss)	17	(225)
Treasury stock, at cost; 321,255,534 and 320,734,860 shares at September 30, 2024 and December 31, 2023, respectively	(21,072)	(21,010)

Total stockholders’ equity	17,109	14,235

Total liabilities and stockholders’ equity	$151,615	$151,713

See Notes to the Condensed Consolidated Financial Statements.

1

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Financial Condition (unaudited)

(dollars in millions)

The table below presents the carrying amounts of certain assets and liabilities of Discover Financial Services’ consolidated variable interest entities (“VIEs”), which are included in the condensed consolidated statements of financial condition above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts for which creditors have recourse to the general credit of Discover Financial Services.

	September 30, 2024	December 31, 2023
Assets
Restricted cash	$36	$43
Loans held-for-sale	$132	$—
Loan portfolio	$28,643	$30,590
Allowance for credit losses allocated to securitized loan receivables	$(1,334)	$(1,347)
Other assets	$4	$3
Liabilities
Short- and long-term borrowings	$9,307	$11,743
Accrued expenses and other liabilities	$15	$19

See Notes to the Condensed Consolidated Financial Statements.

2

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Income (unaudited)

(dollars in millions, except for share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
	(As Restated)			(As Restated)
Interest income
Credit card loans	$4,092	$3,726	$11,989	$10,513
Other loans, including loans held-for-sale	742	653	2,183	1,823
Investment securities	130	120	379	327
Other interest income	148	111	480	314

Total interest income	5,112	4,610	15,031	12,977
Interest expense
Deposits	1,213	1,061	3,622	2,722
Short-term borrowings	8	2	14	2
Long-term borrowings	236	225	729	622

Total interest expense	1,457	1,288	4,365	3,346

Net interest income	3,655	3,322	10,666	9,631
Provision for credit losses	1,473	1,702	3,709	4,109

Net interest income after provision for credit losses	2,182	1,620	6,957	5,522
Other income
Discount and interchange revenue, net	363	360	1,121	1,027
Protection products revenue	42	42	126	129
Loan fee income	214	194	619	546
Transaction processing revenue	84	82	262	221
Other income	95	27	357	60

Total other income	798	705	2,485	1,983
Other expense
Employee compensation and benefits	703	575	2,032	1,788
Marketing and business development	263	283	771	792
Information processing and communications	197	149	527	438
Professional fees	323	281	911	729
Premises and equipment	25	22	68	64
Other expense	277	254	761	540

Total other expense	1,788	1,564	5,070	4,351

Income before income taxes	1,192	761	4,372	3,154
Income tax expense	322	175	1,128	724

Net income	$870	$586	$3,244	$2,430

Net income allocated to common stockholders	$834	$550	$3,162	$2,351

Basic earnings per common share	$3.32	$2.21	$12.61	$9.23
Diluted earnings per common share	$3.32	$2.21	$12.61	$9.22

See Notes to the Condensed Consolidated Financial Statements.

3

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Comprehensive Income (unaudited)

(dollars in millions)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
		(As Restated)		(As Restated)
Net income	$870	$586	$3,244	$2,430
Other comprehensive income (loss), net of tax
Unrealized gains (losses) on available-for-sale investment securities, net of tax	239	(83)	128	(142)
Unrealized gains (losses) on cash flow hedges, net of tax	176	(20)	114	(92)

Other comprehensive income (loss)	415	(103)	242	(234)

Comprehensive income	$1,285	$483	$3,486	$2,196

See Notes to the Condensed Consolidated Financial Statements.

4

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

(dollars in millions, shares in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
For the Three Months Ended September 30, 2023
Balance at June 30, 2023 (As Restated)	11	$1,056	570,628	$6	$4,508	$29,287	$(470)	$(21,005)	$13,382
Net income (As Restated)	—	—	—	—	—	586	—	—	586
Other comprehensive loss	—	—	—	—	—	—	(103)	—	(103)
Purchases of treasury stock	—	—	—	—	—	—	—	(4)	(4)
Common stock issued under employee benefit plans	—	—	32	—	3	—	—	—	3
Common stock issued and stock-based compensation expense	—	—	121	—	9	—	—	—	9
Dividends - common stock ($0.70 per share)	—	—	—	—	—	(177)	—	—	(177)
Dividends - Series C preferred stock ($2,750 per share)	—	—	—	—	—	(15)	—	—	(15)
Dividends - Series D preferred stock ($3,062.50 per share)	—	—	—	—	—	(16)	—	—	(16)

Balance at September 30, 2023 (As Restated)	11	$1,056	570,781	$6	$4,520	$29,665	$(573)	$(21,009)	$13,665

For the Three Months Ended September 30, 2024
Balance at June 30, 2024 (As Restated)	11	$1,056	572,265	$6	$4,603	$31,807	$(398)	$(21,064)	$16,010
Net income	—	—	—	—	—	870	—	—	870
Other comprehensive loss	—	—	—	—	—	—	415	—	415
Purchases of treasury stock	—	—	—	—	—	—	—	(8)	(8)
Common stock issued under employee benefit plans	—	—	32	—	3	—	—	—	3
Common stock issued and stock-based compensation expense	—	—	180	—	27	—	—	—	27
Dividends - common stock ($0.70 per share)	—	—	—	—	—	(177)	—	—	(177)
Dividends - Series C preferred stock ($2,750 per share)	—	—	—	—	—	(15)	—	—	(15)
Dividends - Series D preferred stock ($3,062.50 per share)	—	—	—	—	—	(16)	—	—	(16)

Balance at September 30, 2024	11	$1,056	572,469	$6	$4,633	$32,469	$17	$(21,072)	$17,109

See Notes to the Condensed Consolidated Financial Statements.

5

	Preferred Stock		Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	(Loss) Income	Stock	Equity
For the Nine Months Ended September 30, 2023
Balance at December 31, 2022 (As Restated)	11	$1,056	569,689	$6	$4,468	$27,758	$(339)	$(19,054)	$13,895
Cumulative effect of ASU no. 2022-02 adoption	—	—	—	—	—	52	—	—	52
Net income (As Restated)	—	—	—	—	—	2,430	—	—	2,430
Other comprehensive loss	—	—	—	—	—	—	(234)	—	(234)
Purchases of treasury stock	—	—	—	—	—	—	—	(1,955)	(1,955)
Common stock issued under employee benefit plans	—	—	90	—	9	—	—	—	9
Common stock issued and stock-based compensation expense	—	—	1,002	—	43	—	—	—	43
Dividends - common stock ($2.00 per share)	—	—	—	—	—	(513)	—	—	(513)
Dividends - Series C preferred stock ($5,500 per share)	—	—	—	—	—	(31)	—	—	(31)
Dividends - Series D preferred stock ($6,125 per share)	—	—	—	—	—	(31)	—	—	(31)

Balance at September 30, 2023 (As Restated)	11	$1,056	570,781	$6	$4,520	$29,665	$(573)	$(21,009)	$13,665

For the Nine Months Ended September 30, 2024
Balance at December 31, 2023 (As Restated)	11	$1,056	570,838	$6	$4,553	$29,855	$(225)	$(21,010)	$14,235
Cumulative effect of ASU no. 2023-02 adoption	—	—	—	—	—	(37)	—	—	(37)
Net income	—	—	—	—	—	3,244	—	—	3,244
Other comprehensive income	—	—	—	—	—	—	242	—	242
Purchases of treasury stock	—	—	—	—	—	—	—	(62)	(62)
Common stock issued under employee benefit plans	—	—	80	—	10	—	—	—	10
Common stock issued and stock-based compensation expense	—	—	1,551	—	70	—	—	—	70
Dividends - common stock ($2.10 per share)	—	—	—	—	—	(531)	—	—	(531)
Dividends - Series C preferred stock ($5,500 per share)	—	—	—	—	—	(31)	—	—	(31)
Dividends - Series D preferred stock ($6,125 per share)	—	—	—	—	—	(31)	—	—	(31)

Balance at September 30, 2024	11	$1,056	572,469	$6	$4,633	$32,469	$17	$(21,072)	$17,109

See Notes to the Condensed Consolidated Financial Statements.

6

DISCOVER FINANCIAL SERVICES

Condensed Consolidated Statements of Cash Flows (unaudited)

(dollars in millions)

	For the Nine Months Ended September 30,
	2024	2023
		(As Restated)
Cash flows provided by operating activities
Net income	$3,244	$2,430
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	3,709	4,109
Deferred income taxes	84	(508)
Depreciation and amortization	269	354
Amortization of deferred revenues	(324)	(335)
Net losses on investments and other assets	45	40
Gain related to loans sold	(70)	—
Other, net	60	63
Changes in assets and liabilities:
Decrease (increase) in other assets	78	(436)
Decrease in accrued expenses and other liabilities	(650)	(30)

Net cash provided by operating activities	6,445	5,687

Cash flows provided by (used for) investing activities
Purchases of other short-term investments	(734)	—
Maturities of available-for-sale investment securities	1,568	1,431
Purchases of available-for-sale investment securities	(2,480)	(2,627)
Maturities of held-to-maturity investment securities	12	12
Purchases of held-to-maturity investment securities	(35)	(49)
Proceeds from the sale of loans originated for investment	1,554	—
Net change in principal on loans originated for investment	(4,067)	(13,145)
Proceeds from the sale of other investments	2	4
Purchases of other investments	(44)	(60)
Proceeds from sale of premises and equipment	59	—
Purchases of premises and equipment	(205)	(235)

Net cash used for investing activities	(4,370)	(14,669)

Cash flows provided by (used for) financing activities
Net change in deposits	888	12,348
Proceeds from issuance of securitized debt	—	2,232
Maturities and repayment of securitized debt	(2,486)	(1,489)
Proceeds from issuance of other long-term borrowings	—	523
Maturities and repayments of other long-term borrowings	(751)	(1,808)
Proceeds from issuance of common stock	10	9
Purchases of treasury stock	(62)	(1,937)
Dividends paid on common and preferred stock	(579)	(560)

Net cash (used for) provided by financing activities	(2,980)	9,318

Net (decrease) increase in cash, cash equivalents and restricted cash	(905)	336
Cash, cash equivalents and restricted cash, at the beginning of the period	11,728	8,897

Cash, cash equivalents and restricted cash, at the end of the period	$10,823	$9,233

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	10,787	9,194
Restricted cash	36	39

Cash, cash equivalents and restricted cash, at the end of the period	$10,823	$9,233

Supplemental disclosures of non-cash information:
Net transfers from loans held-for-investment to loans held-for-sale	$8,484	$—

See Notes to the Condensed Consolidated Financial Statements.

7

Notes to the Condensed Consolidated Financial Statements

(unaudited)

1. Background and Basis of Presentation

Description of Business

Discover Financial Services (“DFS” or the “Company”) is a digital banking and payment services company. The Company is a bank holding company under the Bank Holding Company Act of 1956 and a financial holding company under the Gramm-Leach-Bliley Act. Therefore, the Company is subject to oversight, regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Company provides digital banking products and services and payment services through its subsidiaries. The Company offers its customers credit card loans, personal loans, home loans and deposit products. The Company also operates the Discover Network, the PULSE network (“PULSE”) and Diners Club International (“Diners Club”), collectively known as the Discover Global Network. The Discover Network processes transactions for Discover-branded credit and debit cards and provides payment transaction processing and settlement services. PULSE operates an electronic funds transfer network, providing financial institutions issuing debit cards on the PULSE network with access to automated teller machines (“ATMs”) domestically and internationally, as well as merchant acceptance throughout the United States of America (“U.S.”) for debit card transactions. Diners Club is a global payments network of licensees, which are generally financial institutions, that issue Diners Club branded credit and charge cards and/or provide card acceptance services.

The Company manages its business activities in two segments, Digital Banking and Payment Services, based on the products and services provided. See Note 16: Segment Disclosures for a detailed description of each segment’s operations and the allocation conventions used in business segment reporting.

Sale of The Private Student Loan Portfolio

In November 2023, the Company announced its Board of Directors had authorized management to explore the sale of its private student loan portfolio. The Company stopped accepting new applications for private student loans February 1, 2024, and as of June 30, 2024, the Company’s private student loan portfolio was classified as loans held-for-sale. On July 17, 2024, Discover Bank entered into a purchase agreement to sell its private student loan portfolio and transfer servicing of the portfolio to a third-party servicer upon the sale. The purchase price payable to Discover Bank in the transaction represents a premium to the balances of principal and interest to be capitalized of the private student loan portfolio. The transaction is expected to be completed in multiple closings by the end of 2024, subject to the satisfaction or waiver of customary closing conditions. The first closing was executed during the three months ended September 30, 2024, resulting in the recognition of a $70 million gain recorded in other income on the condensed consolidated statements of income. As of September 30, 2024, the remaining principal balance of the private student loan portfolio, excluding interest to be capitalized, was approximately $8.5 billion, and based on certain assumptions the remaining proceeds are estimated to be up to approximately $9.0 billion. For more information, see Discover’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2024.

Pending Merger with Capital One Financial Corporation

On February 19, 2024, Discover and Capital One Financial Corporation (“Capital One”) jointly announced that they entered into an agreement and plan of merger (the “Merger Agreement”), under which the companies will combine in an all-stock merger, which valued Discover at $35.3 billion based on the price of Capital One common stock on the last trading day before the public announcement of the merger. Under the terms of the Merger Agreement, holders of Discover common stock will receive 1.0192 shares of Capital One common stock for each share of Discover common stock they own. Capital One shareholders will own approximately 60% of the combined company and Discover shareholders will own approximately 40% of the combined company. The Merger Agreement contains customary representations and warranties, covenants and closing conditions. The Board of Directors of the combined company will have fifteen directors, consisting of twelve Capital One Board members and three Discover Board members to be named at a later date. For more information, see Discover’s Current Report on Form 8-K filed with the SEC on February 22, 2024.

8

Completion of the proposed merger remains subject to approval by the Federal Reserve Board and the Office of the Comptroller of the Currency and other customary closing conditions, including the approval of both companies’ shareholders.

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary for the fair presentation of results for the interim period. All such adjustments are of a normal, recurring nature. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and related disclosures. These estimates are based on information available as of the date of the condensed consolidated financial statements. The Company believes that the estimates used in the preparation of the condensed consolidated financial statements are reasonable. Actual results could differ from these estimates. These interim condensed consolidated financial statements should be read in conjunction with the Company’s 2023 audited consolidated financial statements filed with the Company’s annual report on Form 10-K/A for the year ended December 31, 2023. The condensed consolidated financial statements for the period ended September 30, 2023 have been restated as disclosed in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the Company’s condensed consolidated financial condition, results of operations or changes in stockholders’ equity.

Restatement of Financial Statements

As reported in the second quarter of 2023, beginning in 2007, the Company incorrectly classified certain credit card accounts into its highest merchant and merchant acquirer pricing tier. The card product classification impacts the pricing and charging of discount and interchange revenue, which is recorded within discount and interchange revenue, net, on the consolidated statements of income. The Company determined that corrections to the financial statements for the impacts of the card product misclassification were required for prior periods presented in this Form 10-Q. Therefore, the Company has reflected these corrections to the condensed consolidated financial statements for prior periods presented in this Form 10-Q. Additionally, prior period amounts in the applicable notes to the condensed consolidated financial statements have been corrected. The impacts of the misclassification and subsequent corrections are contained entirely within the Digital Banking segment.

Recently Issued Accounting Pronouncements (Not Yet Adopted)

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU aims to build a better understanding of an entity’s expenses through more detailed tabular disclosures surrounding certain costs and expenses (including but not limited to employee compensation, amortization of intangibles, and depreciation), defining and disclosing selling expense, and qualitatively describing remaining amounts not disaggregated in relevant expense captions. In addition, certain existing expense disclosures will be required to be presented within the same note and tabular format as prescribed by ASU No. 2024-03. The guidance is effective for the Company for the year ending December 31, 2027, and interim periods thereafter and can be applied on a prospective or retrospective basis. While the ASU implements further disclosure requirements, it does not change how an entity calculates and/or records its expenses, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency of income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. Entities are required to disaggregate the rate reconciliation (including percentages and reported amounts) by certain specified categories with additional disaggregation by nature and/or jurisdiction for items over a designated threshold. Income taxes paid

9

(net of refunds received) must be disaggregated by federal, state and foreign taxes and separately by individual jurisdiction in which that amount for a particular jurisdiction is equal to or greater than five percent of total income taxes paid (net of refunds received). This annual disclosure guidance is effective for the Company for the year ending December 31, 2025 and can be adopted on either a prospective or retrospective basis. The Company expects to adopt this standard on a prospective basis. While the ASU implements further income tax disclosure requirements, it does not change how an entity determines its income tax obligation, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU requires disclosure of additional segment level information, particularly regarding significant segment expenses. Entities must disclose significant expense categories and amounts that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported segment measure of profit or loss. Other segment items must also be reported, which are those items that make up the difference between segment revenues less significant segment expenses and reported segment profit or loss. Additionally, entities must disclose the identity of the CODM and how they use the reported measures of segment profit or loss for decision making and assessing segment performance. The guidance is effective for the Company for the year ending December 31, 2024, and interim periods thereafter and requires retrospective application. While the ASU implements further segment disclosure requirements, it does not change how an entity identifies its operating or reportable segments, and it will have no impact on the Company’s consolidated financial condition, results of operations or cash flows.

2. Investments

The Company’s investment securities consist of the following (dollars in millions):

	September 30, 2024	December 31, 2023
U.S. Treasury bills(1)	$735	$—
Total other short-term investments	$735	$—
U.S. Treasury(2) and U.S. GSE(3) securities	$14,185	$12,937
Residential mortgage-backed securities – Agency(4)	$680	$718
Total investment securities	$14,865	$13,655

(1)	Includes U.S. Treasury bills with maturity dates greater than 90 days but less than one year at the time of acquisition.
(2)	Includes $407 million and $320 million of U.S. Treasury securities pledged as swap collateral as of September 30, 2024 and December 31, 2023, respectively.
(3)	Consists of securities issued by the Federal Home Loan Bank (“FHLB”).
(4)	Primarily consists of securities issued by Fannie Mae, Freddie Mac, or Ginnie Mae.

The amortized cost, gross unrealized gains and losses and fair value of available-for-sale and held-to-maturity investment securities are as follows (dollars in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At September 30, 2024
Available-for-Sale Investment Securities(1)
U.S. Treasury and U.S. GSE securities	$14,058	$146	$(19)	$14,185
Residential mortgage-backed securities – Agency	412	—	(7)	405

Total available-for-sale investment securities	$14,470	$146	$(26)	$14,590

Held-to-Maturity Investment Securities(2)
Residential mortgage-backed securities – Agency(3)	$275	$2	$(17)	$260

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	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Total held-to-maturity investment securities	$275	$2	$(17)	$260

At December 31, 2023
Available-for-Sale Investment Securities(1)
U.S. Treasury and U.S. GSE securities	$12,971	$52	$(86)	$12,937
Residential mortgage-backed securities – Agency	480	—	(15)	465

Total available-for-sale investment securities	$13,451	$52	$(101)	$13,402

Held-to-Maturity Investment Securities(2)
Residential mortgage-backed securities – Agency(3)	$253	$—	$(19)	$234

Total held-to-maturity investment securities	$253	$—	$(19)	$234

(1)	Available-for-sale investment securities are reported at fair value.
(2)	Held-to-maturity investment securities are reported at amortized cost.
(3)	Amounts represent residential mortgage-backed securities (“RMBS”) that were classified as held-to-maturity as they were entered into as a part of the Company’s community reinvestment initiatives.

The Company primarily invests in U.S. Treasury obligations and securities issued by a U.S. government agency (“Agency”) or government-sponsored enterprise (“U.S. GSE”), which have long histories with no credit losses and are explicitly or implicitly guaranteed by the U.S. federal government. Therefore, management has concluded that there is no expectation of non-payment on its investment securities and does not record an allowance for credit losses on these investments. In addition, the Company does not have the intent to sell any available-for-sale securities in an unrealized loss position and does not believe it is more likely than not that it will be required to sell any such security before recovery of its amortized cost basis.

The following table provides information about available-for-sale investment securities with aggregate gross unrealized losses and the length of time that individual investment securities have been in a continuous unrealized loss position (dollars in millions):

	Number of Securities in a Loss Position	Less than 12 months		More than 12 months
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At September 30, 2024
Available-for-Sale Investment Securities
U.S. Treasury and U.S. GSE securities	31	$1,137	$(2)	$2,593	$(17)
Residential mortgage-backed securities – Agency	30	$—	$—	$405	$(7)

At December 31, 2023
Available-for-Sale Investment Securities
U.S. Treasury and U.S. GSE securities	105	$3,513	$(13)	$3,978	$(73)
Residential mortgage-backed securities – Agency	31	$—	$—	$465	$(15)

There were no proceeds from sales or recognized gains or losses on available-for-sale securities during the three and nine months ended September 30, 2024 and 2023. See Note 8: Accumulated Other Comprehensive Income for unrealized gains and losses on available-for-sale securities during the three and nine months ended September 30, 2024 and 2023.

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Maturities of available-for-sale debt securities and held-to-maturity debt securities are provided in the following table (dollars in millions):

	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
At September 30, 2024
Available-for-Sale Investment Securities - Amortized Cost
U.S. Treasury and U.S. GSE securities	$2,193	$11,792	$73	$—	$14,058
Residential mortgage-backed securities – Agency(1)	—	52	106	254	412

Total available-for-sale investment securities	$2,193	$11,844	$179	$254	$14,470

Held-to-Maturity Investment Securities - Amortized Cost
Residential mortgage-backed securities – Agency(1)	$—	$—	$—	$275	$275

Total held-to-maturity investment securities	$—	$—	$—	$275	$275

Available-for-Sale Investment Securities - Fair Values
U.S. Treasury and U.S. GSE securities	$2,183	$11,926	$76	$—	$14,185
Residential mortgage-backed securities – Agency(1)	—	50	105	250	405

Total available-for-sale investment securities	$2,183	$11,976	$181	$250	$14,590

Held-to-Maturity Investment Securities - Fair Values
Residential mortgage-backed securities – Agency(1)	$—	$—	$—	$260	$260

Total held-to-maturity investment securities	$—	$—	$—	$260	$260

(1)	Maturities of RMBS are reflective of the contractual maturities of the investment.

Other Investments

As a part of the Company’s community reinvestment initiatives, the Company has made equity investments in certain limited partnerships and limited liability companies that finance the construction and rehabilitation of affordable rental housing and stimulate economic development in low- to moderate-income communities. These investments are recorded within other assets on the Company’s condensed consolidated statements of financial condition. The Company has elected to account for its qualifying investments in Low Income Housing Tax Credit and New Markets Tax Credit programs under the proportional amortization method beginning January 1, 2024 on a modified retrospective basis. As of September 30, 2024, all of the Company’s tax credit investments qualified for this election. Prior to 2024, these investments were accounted for using the equity method. Under the proportional amortization method, the cost of the investment is amortized in proportion to the income tax credits and other income tax benefits received, the net effect of which is recognized as a component of income tax expense on the condensed consolidated statements of income and within cash flows provided by operating activities on the condensed consolidated statements of cash flows. The Company earns a return primarily through tax credits allocated to the affordable housing projects and the community revitalization projects. The Company does not consolidate these investments as the Company does not have a controlling financial interest in the investee entities. The related commitments for future investments are recorded in accrued expenses and other liabilities within the consolidated statements of financial condition for delayed equity contributions that are unconditional and legally binding. Equity contributions that are contingent upon a future event are recognized when that contingent event becomes probable. As of September 30, 2024 and December 31, 2023, the Company had outstanding investments in these entities of $451 million and $514 million, respectively, and related liabilities for delayed equity contributions of $156 million and $187 million, respectively. During the three and nine months ended September 30, 2024, the Company recognized $15 million and $46 million of amortization, respectively. During the three and nine months ended September 30, 2024 the Company recognized $17 million and $52 million of income tax credits and other income tax benefits, respectively. Non-income tax benefits comprised only immaterial cash distributions from these investments during the three and nine months ended September 30, 2024.

The Company holds non-controlling equity positions in several payment services entities and third-party venture capital funds, which invest in such entities. Most of the direct investments in such entities are not subject to equity method accounting because the Company does not have significant influence over the investee. The Company’s investments in third-party venture capital funds represent limited partnership interests and are accounted for under the equity method. The common or preferred equity securities that the Company holds typically do not have readily determinable fair values. As a result, these investments are carried at cost minus impairment, if any. As of September 30, 2024 and December 31, 2023, the carrying value of these investments, which are recorded within other assets on the Company’s condensed consolidated statements of financial condition, was $38 million and $35 million, respectively.

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3. Loan Receivables

The Company’s loans held-for-investment comprise two loan portfolio segments: credit card loans and other loans.

The Company’s classes of receivables within the two portfolio segments are depicted in the following table (dollars in millions):

	September 30, 2024	December 31, 2023
Loans held-for-sale(1)(2)	$8,484	$—
Loan portfolio
Credit card loans(3)(4)	100,489	102,259
Other loans(1)
Private student loans(2)		10,352
Personal loans	10,438	9,852
Other loans	7,582	5,946

Total other loans	18,020	26,150

Total loan portfolio	118,509	128,409

Total loan receivables	126,993	128,409
Allowance for credit losses	(8,512)	(9,283)

Net loan receivables	$118,481	$119,126

(1)

Accrued interest receivable on private student, personal and other loans, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was $372 million, $74 million and $28 million, respectively, at September 30, 2024 and $522 million, $69 million and $21 million, respectively, at December 31, 2023.

(2)

At September 30, 2024, the private student loan portfolio was classified as held-for-sale and there were $6.0 billion of private student loans in repayment. At December 31, 2023, the private student loan portfolio was classified as held-for-investment and there were $6.3 billion of private student loans in repayment.

(3)

Amounts include carrying values of $11.7 billion and $14.8 billion underlying investors’ interest in trust debt at September 30, 2024 and December 31, 2023, respectively, and $16.9 billion and $15.6 billion in seller’s interest at September 30, 2024 and December 31, 2023, respectively. See Note 4: Credit Card and Private Student Loan Securitization Activities for additional information.

(4)

Unbilled accrued interest receivable on credit card loans, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was $726 million and $753 million at September 30, 2024 and December 31, 2023, respectively.

Loans Held-for-Sale

As of September 30, 2024, the Company’s private student loans portfolio comprises the entirety of the Company’s loans held-for-sale balance. The Company includes its loans held-for-sale in loan receivables and carries these assets at the lower of amortized cost or fair value. The estimated fair value of loans held-for-sale is based on the pricing terms defined in the purchase agreement executed on July 17, 2024. An allowance for credit losses is not maintained for loans held-for-sale. Interest income on loans held-for-sale continues to accrue and is recognized in income based on the contractual rate of interest. As with the Company’s loans held-for-investment, accrued interest on loans held-for-sale is recorded in other assets in the Company’s condensed consolidated statements of financial condition. Accrued interest on private student loans as of September 30, 2024, was incorporated into the lower of amortized cost or fair value measurement of those loans.

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Credit Quality Indicators

As part of credit risk management activities, on an ongoing basis, the Company reviews information related to the performance of a customer’s account with the Company and information from credit bureaus, such as FICO or other credit scores, relating to the customer’s broader credit performance. The Company actively monitors key credit quality indicators, including FICO scores and delinquency status, for its loan receivables. These indicators are important to understand the overall credit performance of the Company’s customers and their ability to repay.

FICO scores are generally obtained at the origination of the account and are refreshed monthly or quarterly thereafter to assist in predicting customer behavior. Historically, the Company has noted that accounts with FICO scores below 660 have larger delinquencies and credit losses than those with higher credit scores.

Credit quality disclosures, including disclosures pertaining to loan modifications to borrowers experiencing financial difficulty, do not apply to loans carried at the lower of amortized cost or fair value. Therefore, loans held-for-sale are excluded from these disclosures.

The following table provides the distribution of the amortized cost basis (excluding accrued interest receivable presented in other assets) by the most recent FICO scores available for the Company’s customers for credit card and personal loan receivables (dollars in millions):

	Credit Risk Profile by FICO Score
	September 30, 2024			December 31, 2023
	660 and Above		Less than 660 or No Score		660 and Above		Less than 660 or No Score
	$	%	$	%	$	%	$	%
Credit card loans	$80,277	80%	$20,212	20%	$82,238	80%	$20,021	20%
Personal loans by origination year
2024	$3,915	99%	$37	1%
2023	$3,533	95%	$192	5%	$5,149	98%	$100	2%
2022	$1,623	91%	$169	9%	$2,604	93%	$187	7%
2021	$588	90%	$67	10%	$1,049	92%	$91	8%
2020	$177	91%	$17	9%	$355	92%	$29	8%
Prior	$100	83%	$20	17%	$247	86%	$41	14%

Total personal loans	$9,936	95%	$502	5%	$9,404	95%	$448	5%

Delinquencies are an indicator of credit quality at a point in time. A loan balance is considered delinquent when contractual payments on the loan become 30 days past due.

The amortized cost basis (excluding accrued interest receivable presented in other assets) of delinquent loans in the Company’s loan portfolio is shown below for credit card and personal loan receivables (dollars in millions):

	September 30, 2024			December 31, 2023
	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due
Credit card loans	$1,974	$1,883	$3,857	$2,038	$1,917	$3,955
Personal loans by origination year
2024	$13	$3	$16
2023	55	19	74	26	8	34
2022	38	15	53	44	16	60
2021	14	6	20	20	8	28
2020	4	1	5	7	2	9
Prior	3	3	6	7	5	12

Total personal loans	$127	$47	$174	$104	$39	$143

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Allowance for Credit Losses

The following tables provide changes in the Company’s allowance for credit losses (dollars in millions):

	For the Three Months Ended September 30, 2024
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at June 30, 2024	$7,591	$—	$793	$97	$8,481
Additions
Provision for credit losses(1)	1,327	—	111	35	1,473
Deductions
Charge-offs	(1,629)	—	(123)	(4)	(1,756)
Recoveries	297	—	17	—	314

Net charge-offs	(1.332)	—	(106)	(4)	(1,442)

Balance at September 30, 2024	$7,586	$—	$798	$128	$8,512

	For the Three Months Ended September 30, 2023
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at June 30, 2023	$6,525	$849	$622	$68	$8,064
Additions
Provision for credit losses(1)	1,518	52	93	8	1,671
Deductions
Charge-offs	(1.171)	(40)	(76)	—	(1,287)
Recoveries	198	5	14	—	217

Net charge-offs	(973)	(35)	(62)	—	(1,070)

Balance at September 30, 2023	$7,070	$866	$653	$76	$8,665

	For the Nine Months Ended September 30, 2024
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2023	$7,619	$858	$722	$84	$9,283
Additions
Provision for credit losses(1)(2)	4,083	(770)	383	53	3,749
Deductions
Charge-offs	(4,926)	(100)	(353)	(9)	(5,388)
Recoveries	810	12	46	—	868

Net charge-offs	(4,116)	(88)	(307)	(9)	(4,520)

Balance at September 30, 2024	$7,586	$—	$798	$128	$8,512

	For the Nine Months Ended September 30, 2023
	Credit Card Loans	Private Student Loans	Personal Loans	Other Loans	Total Loans
Balance at December 31, 2022	$5,883	$839	$595	$57	$7,374
Cumulative effect of ASU No. 2022-02 adoption(3)	(66)	—	(2)	—	(68)
Balance at January 1, 2023	5,817	839	593	57	7,306
Additions
Provision for credit losses(1)	3,752	121	211	19	4,103
Deductions
Charge-offs	(3,101)	(111)	(194)	—	(3,406)
Recoveries	602	17	43	—	662

Net charge-offs	(2,499)	(94)	(151)	—	(2,744)

Balance at September 30, 2023	$7,070	$866	$653	$76	$8,665

(1)

Excludes a $31 million adjustment of the liability for expected credit losses on unfunded commitments for the three months ended September 30, 2023, and $40 million and $6 million for the nine months ended September 30, 2024 and 2023, respectively, as the liability is recorded in accrued expenses and other liabilities in the Company’s condensed consolidated statements of financial condition. With the transfer of private student loans to the held-for-sale classification as of June 30, 2024, a liability for expected credit losses on unfunded commitments is no longer recorded.

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(2)	Includes the adjustment to eliminate the allowance for credit losses upon classifying the private student loan portfolio as held-for-sale.
(3)

Represents the adjustment to the allowance for credit losses as a result of the adoption of ASU No 2022-02 on January 1, 2023, which eliminated the requirement to apply discounted cash flow measurements for certain troubled debt restructurings.

The allowance for credit losses was approximately $8.5 billion at September 30, 2024, which reflects a $31 million build from June 30, 2024, and a $771 million release from December 31, 2023. The build in the allowance for credit losses for the three months ended September 30, 2024 was primarily driven by the impact of loan growth in the Company’s loan portfolio. The release in the allowance for credit losses for the nine months ended September 30, 2024 was driven by the reversal of the private student loans allowance due to the loans being classified as held-for-sale, partially offset by the impact of loan growth.

The allowance estimation process begins with a loss forecast that uses certain macroeconomic variables and multiple macroeconomic scenarios among its inputs. In estimating the allowance at September 30, 2024, the Company used a macroeconomic forecast that projected the following amounts: (i) unemployment rate ending 2024 at 4.35% and, within the Company’s reasonable and supportable period, peaking at 4.62% in the third quarter of 2025 and (ii) 2.54% growth rate in real gross domestic product in 2024.

In estimating expected credit losses, the Company considered the uncertainties associated with borrower behavior and payment trends, as well as recent and expected macroeconomic conditions including those relating to consumer price inflation and the fiscal and monetary policy responses to that inflation. Federal Reserve officials believe trends in inflation and employment are supportive of a less restrictive monetary policy, as indicated by a reduction of the federal funds target range in September 2024 and signaling of further cuts over the remainder of 2024. However, the timing and magnitude of rate decreases will be dependent on trends in economic data, particularly inflation and labor market conditions, and monetary policy remains restrictive, which typically precedes weaker consumer credit conditions caused by rising unemployment as economic growth slows. While credit performance in the Company’s lending portfolios has evolved in line with its expectations, the Company assessed the prospects for various macroeconomic outcomes in setting its allowance for credit losses.

The forecast period the Company deemed to be reasonable and supportable was 18 months for all periods presented. The 18 months reasonable and supportable forecast period was deemed appropriate given the current economic conditions. For all periods presented, the Company determined that a reversion period of 12 months was appropriate for the same reason. The Company applied a weighted reversion method to provide a more reasonable transition to historical losses for all loan products for all periods presented.

The net charge-offs for credit card loans and personal loans increased for the three and nine months ended September 30, 2024, when compared to the same periods in 2023, primarily driven by portfolio seasoning.

Net charge-offs of principal are recorded against the allowance for credit losses, as shown in the preceding table. Information regarding net charge-offs of interest and fee revenues on credit card and other loans is as follows (dollars in millions):(1)

16

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Interest and fees accrued subsequently charged-off, net of recoveries (recorded as a reduction of interest income)	$274	$176	$831	$460
Fees accrued subsequently charged-off, net of recoveries (recorded as a reduction to other income)	$61	$47	$196	$134

(1)	Amounts presented in this table include charge-offs related to private student loans through June 30. 2024, the date those loans were transferred to held-for-sale classification.

Gross principal charge-offs of the Company’s loan portfolio are presented in the table below, on a year-to-date basis, for credit card and personal loan receivables (dollars in millions):

	For the Nine Months Ended September 30,
	2024	2023
Credit card loans	$4,926	$3,101
Personal loans by origination year
2024	$6
2023	125	$5
2022	132	74
2021	56	58
2020	18	26
Prior	16	31

Total personal loans	$353	$194

Delinquent and Non-Accruing Loans

The amortized cost basis (excluding accrued interest receivable presented in other assets) of delinquent and non-accruing loans in the Company’s loan portfolio, which excludes loans held-for-sale, is shown below for each class of loan receivables (dollars in millions):(1)

	30-89 Days Delinquent	90 or More Days Delinquent	Total Past Due	90 or More Days Delinquent and Accruing	Total Non-accruing(2)
At September 30, 2024
Credit card loans	$1,974	$1,883	$3,857	$1,845	$191
Other Loans
Personal loans	127	47	174	45	12
Other loans	44	30	74	5	79

Total other loans	171	77	248	50	91

Total loan portfolio	$2,145	$1,960	$4,105	$1,895	$282

At December 31, 2023
Credit card loans	$2,038	$1,917	$3,955	$1,881	$197
Other loans
Personal loans	104	39	143	37	11
Other loans	39	19	58	3	53

Total other loans	143	58	201	40	64

Total loan portfolio	$2,181	$1,975	$4,156	$1,921	$261

(1)	The payment status of both modified and unmodified loans is included in this table.

17

(2)

The Company estimates that the gross interest income that would have been recorded under the original terms of non-accruing credit card loans was $9 million and $11 million for the three months ended September 30, 2024 and 2023, respectively, and $26 million and $29 million for the nine months ended September ‘30, 2024 and 2023, respectively. The Company does not separately track the amount of gross interest income that would have been recorded under the original terms of loans Instead, the Company estimated this amount based on customers’ current balances and most recent interest rates.

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company has internal loan modification programs that provide relief to credit card and personal loan borrowers who are experiencing financial hardship. The internal loan modification programs include both temporary and permanent programs, which vary by product. External loan modification programs, through third party consumer credit counseling agencies, are also available for credit card and personal loans. Those programs feature interest rate reductions, payment delays, term extensions, or a combination thereof.

For credit card customers, the Company offers both temporary and permanent hardship programs. The temporary hardship programs consist of an interest rate reduction lasting for a period no longer than 12 months. Charging privileges on these accounts are generally suspended while in the program. However, if the customer meets certain criteria, charging privileges may be reinstated following completion of the program.

The permanent modification program involves closing the account, changing the structure of the loan to a fixed payment loan with a maturity no longer than 72 months and reducing the interest rate on the loan. The permanent modification program does not typically provide for the forgiveness of unpaid principal, but may allow for the reversal of certain unpaid interest or fee assessments. The Company also makes permanent loan modifications for customers who request financial assistance through external sources, such as a consumer credit counseling agency program. These loans typically receive a reduced interest rate, typically continue to be subject to the original minimum payment terms and do not normally include waiver of unpaid principal, interest or fees.

For personal loan customers, the Company offers various payment programs, including temporary and permanent programs, in certain situations. The temporary programs normally consist of reducing the minimum payment for no longer than 12 months and, in certain circumstances, the interest rate on the loan is reduced. The permanent programs involve extending the loan term and, in certain circumstances, reducing the interest rate on the loan. The total term of the loan, including modification, may not exceed nine years. The Company also allows permanent loan modifications for customers who request financial assistance through external sources, similar to the credit card customers discussed above. Payments are modified based on the new terms agreed upon with the credit counseling agency.

In addition to the programs described above, the Company will in certain cases accept partial payment in full satisfaction of the outstanding receivable. This is a form of principal forgiveness also known as a settlement. The difference between the loan balance and the amount received at settlement is recorded as a charge-off.

The Company monitors borrower performance after using payment programs. The Company believes the programs are useful in assisting customers experiencing financial difficulties and allowing them to make timely payments. In addition to helping customers with their credit needs, these programs are designed to maximize collections and ultimately the Company’s profitability. The Company plans to continue to use payment programs to provide relief to customers experiencing financial difficulties.

18

The following table provides the period-end amortized cost basis, by modification category, of loans to borrowers experiencing financial difficulty that entered a modification program during the period (dollars in millions). Some of the loans presented in the table below may no longer be enrolled in a program at period-end:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Credit card loans(1)(2)
Interest rate reduction	$1,028	$685	$2,619	$1,712

Total credit card loans(3)	$1,028	$685	$2,619	$1,712

% of total class of financing receivables	1.02%	0.70%	2.61%	1.76%

Personal loans(1)
Payment delay(4)	$5	$4	$11	$8
Term extension(5)	11	9	30	24
Interest rate reduction and payment delay(4)	31	21	75	48
Interest rate reduction and term extension(5)	12	9	34	22

Total personal loans	$59	$43	$150	$102

% of total class of financing receivables	0.57%	0.45%	1.44%	1.07%

(1)

Accrued interest receivable (including unbilled accrued interest receivable for credit card loans) on modified loans to borrowers experiencing financial difficulty, which is presented as part of other assets in the Company’s condensed consolidated statements of financial condition, was immaterial at September 30, 2024 and 2023.

(2)

Accounts that entered a credit card loan modification program include $191 million and $487 million that were converted from revolving line-of-credit arrangements to term loans during the three and nine months ended September 30, 2024, respectively Accounts that entered a credit card loan modification program include $120 million and $302 million that were converted from revolving line-of-credit arrangements to term loans during the three and nine months ended September 30, 2023, respectively.

(3)

For settlements the amortized cost basis is zero at period-end and therefore there is no amount reported for principal forgiveness in the table above See financial effects table below for principal forgiveness to borrowers experiencing financial difficulty.

(4)

The Company defines a payment delay as a temporary reduction in payments below the original contractually required payment amounts (e.g., interest only payments). The Company’s credit card loan modification programs do not result in an other than insignificant delay in payment.

(5)

The Company defines term extensions as only those modifications for which the maturity date is extended beyond the original contractual maturity date by virtue of a change in terms other than a payment delay as defined above. Modifications to credit card loans are not considered term extensions because credit card loans do not have a fixed repayment term.

The following table provides information on the financial effects of loan modifications to borrowers experiencing financial difficulty, by modification type, made during the period (dollars in millions):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Credit card loans
Weighted-average interest rate reduction	14.47%	13.84%	14.45%	13.68%
Principal forgiven	62	35	166	81
Interest and fees forgiven(1)	58	30	160	77

Personal loans
Weighted-average interest rate reduction	14.01%	12.30%	13.62%	12.01%
Weighted-average term extension (in months)	39	38	40	38
Payment delay duration (in months)(2)	6 to 12	6 to 12	6 to 12	6 to 12

(1)

Represents the amount of interest and fees forgiven resulting from accounts entering into a credit card loan modification program and pre-charge off settlements. Interest and fees forgiven are reversed against the respective line items in the condensed consolidated statements of income.

(2)	For personal loan payment delays, the Company limits this assistance to a life of loan maximum of 12 months.

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Loan receivables that have been modified are subject to the same requirements for the accrual of expected credit loss over their expected remaining lives as for unmodified loans. The allowance for credit losses incorporates modeling of historical loss data and thereby captures the higher risk associated with modified loans to borrowers experiencing financial difficulty based on their account attributes.

The following table presents the payment status and period-end amortized cost basis, by class of loan receivable, of loans that were modified to borrowers experiencing financial difficulty during the 12 months preceding each of the periods presented (dollars in millions):(1)

	Current	30-89 Days Delinquent	90 or More Days Delinquent
At September 30, 2024
Credit card loans	$2,677	$293	$222
Personal loans	147	29	6

Total	$2,824	$322	$228

At December 31, 2023
Credit card loans	$1,882	$252	$196
Personal loans	109	20	4

Total	$1,991	$272	$200

(1)	This table includes any loan that entered a modification program during the preceding 12 months without regard to whether it remained in a modification program as of the reporting date.

The following table presents the defaulted amount and period-end amortized cost basis, by modification category, of loans that defaulted during the period and were modified to borrowers experiencing financial difficulty during the 12 months preceding default (dollars in millions):

	For the Three Months Ended September 30, 2024		For the Nine Months Ended September 30, 2024
	Defaulted Amount(1)	Period-end Amortized Cost Basis	Defaulted Amount(1)	Period-end Amortized Cost Basis
Credit card loans
Interest rate reduction	$263	$186	$658	$349

Total credit card loans	$263	$186	$658	$349

Personal loans
Payment delay	$1	$1	$2	$1
Term extension	2	2	6	3
Interest rate reduction and payment delay	9	3	23	6
Interest rate reduction and term extension	6	5	15	7

Total personal loans	$18	$11	$46	$17

	For the Three Months Ended September 30, 2023		For the Nine Months Ended September 30, 2023
	Defaulted Amount(1)	Period-end Amortized Cost Basis	Defaulted Amount(1)	Period-end Amortized Cost Basis
Credit card loans
Interest rate reduction	$120	$96	$203	$124

Total credit card loans	$120	$96	$203	$124

20

	For the Three Months Ended September 30, 2023		For the Nine Months Ended September 30, 2023
	Defaulted Amount(1)	Period-end Amortized Cost Basis	Defaulted Amount(1)	Period-end Amortized Cost Basis
Personal loans
Payment delay	$—	$—	$1	$1
Term extension	1	1	2	2
Interest rate reduction and payment delay	3	3	4	4
Interest rate reduction and term extension	3	3	3	3

Total personal loans	$7	$7	$10	$10

(1)

For purposes of this disclosure, a loan is considered to be defaulted when it is 60 days or more delinquent at month end and has advanced two stages of delinquency subsequent to modification Loans that entered a modification program in any stage of delinquency but did not experience a further payment default are included in the payment status table above but are not counted as defaulted for purposes of this disclosure.

4. Credit Card and Private Student Loan Securitization Activities

The Company’s securitizations are accounted for as secured borrowings and the related trusts are treated as consolidated subsidiaries of the Company. For a description of the Company’s principles of consolidation with respect to VIEs, see Note 1: Background and Basis of Presentation to the consolidated financial statements in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

Credit Card Securitization Activities

The Company accesses the term asset securitization market through Discover Card Master Trust I (“DCMT”) and Discover Card Execution Note Trust (“DCENT”). Credit card loan receivables are transferred into DCMT and beneficial interests in DCMT are transferred into DCENT. DCENT issues debt securities to investors that are reported primarily in long-term borrowings.

The DCENT debt structure consists of four classes of securities (DiscoverSeries Class A, B, C and D notes), with the most senior class generally receiving a triple-A rating. To issue senior, higher-rated classes of notes, it is necessary to obtain the appropriate amount of credit enhancement, generally through the issuance of junior, lower-rated or more highly subordinated classes of notes. Wholly-owned subsidiaries of Discover Bank hold the subordinated classes of notes. The Company is exposed to credit risk associated with trust receivables as of the balance sheet date through the retention of these subordinated interests. The estimate of expected credit losses on trust receivables is included in the allowance for credit losses estimate.

The Company’s retained interests in the trust’s assets, consisting of investments in DCENT notes held by subsidiaries of Discover Bank, constitute intercompany positions that are eliminated in the preparation of the Company’s condensed consolidated statements of financial condition.

Upon transfer of credit card loan receivables to the trust, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the trust’s creditors. Further, the transferred credit card loan receivables are owned by the trust and are not available to the Company’s third-party creditors. The trusts have ownership of cash balances, the amounts of which are reported in restricted cash within the Company’s condensed consolidated statements of financial condition. Except for the seller’s interest in trust receivables, the Company’s interests in trust assets are generally subordinate to the interests of third-party investors in trust debt and, as such, may not be realized by the Company if needed to absorb deficiencies in cash flows that are allocated to those investors. Apart from the restricted assets related to securitization activities, the investors and the securitization trusts have no recourse to the Company’s other assets or the Company’s general credit for a shortage in cash flows.

21

The carrying values of these restricted assets, which are presented on the Company’s condensed consolidated statements of financial condition as relating to securitization activities, are shown in the following table (dollars in millions):

	September 30, 2024	December 31, 2023
Restricted cash	$29	$36

Investors’ interests held by third-party investors	9,250	11,725
Investors’ interests held by wholly-owned subsidiaries of Discover Bank	2,459	3,117
Seller’s interest	16,934	15,598

Loan receivables(1)	28,643	30,440
Allowance for credit losses allocated to securitized loan receivables(1)	(1,334)	(1,347)

Net loan receivables	27,309	29,093
Other assets	3	2

Carrying value of assets of consolidated variable interest entities	$27,341	$29,131

(1)

The Company maintains its allowance for credit losses at an amount equal to lifetime expected credit losses associated with all loan receivables, which includes all loan receivables in the trusts. Therefore, the credit risk associated with the transferred receivables is fully reflected on the Company’s statements of financial condition in accordance with GAAP.

The debt securities issued by the consolidated trusts are subject to credit, payment and interest rate risks on the transferred credit card loan receivables. To protect investors in the securities, there are certain features or triggering events that will cause an early amortization of the debt securities, including triggers related to the impact of the performance of the trust receivables on the availability and adequacy of cash flows to meet contractual requirements. As of September 30, 2024, no economic or other early amortization events have occurred.

The Company continues to own and service the accounts that generate the loan receivables held by the trusts. Discover Bank receives servicing fees from the trusts based on a percentage of the monthly investor principal balance outstanding. Although the fee income to Discover Bank offsets the fee expense to the trusts and thus is eliminated in consolidation, failure to service the transferred loan receivables in accordance with contractual requirements could lead to a termination of the servicing rights and the loss of future servicing income, net of related expenses.

Private Student Loan Securitization Activities

The Company’s private student loan trust receivables reported in loan receivables and the related debt issued by the trust reported in long-term borrowings were immaterial as of September 30, 2024 and December 31, 2023. The amounts are included, together with amounts related to the Company’s credit card securitizations, in the supplemental information about assets and liabilities of consolidated variable interest entities, which is presented with the Company’s condensed consolidated statements of financial condition.

5. Deposits

The Company obtains deposits from consumers directly or through affinity relationships (“direct-to-consumer deposits”). Additionally, the Company obtains deposits through third-party securities brokerage firms that offer the Company’s deposits to their customers (“brokered deposits”). Direct-to-consumer deposit products include savings accounts, certificates of deposit, money market accounts, IRA savings accounts, IRA certificates of deposit and checking accounts. Brokered deposit products include certificates of deposit and sweep accounts.

The following table summarizes certificates of deposits maturing over the remainder of this year, over each of the next four years and thereafter (dollars in millions):

At September 30, 2024
2024	$10,208
2025	23,052
2026	4,914
2027	4,521
2028	2,209
Thereafter	1,172

Total	$46,076

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6. Long-Term Borrowings

Long-term borrowings consist of borrowings having original maturities of one year or more. The following table provides a summary of the Company’s long-term borrowings and weighted-average interest rates on outstanding balances (dollars in millions):

	September 30, 2024				December 31, 2023
	Maturity	Interest Rate	Weighted- Average Interest Rate	Outstanding Amount	Outstanding Amount
Securitized Debt
Fixed-rate asset-backed securities(1)	2025-2026	1.03%-5.03%	3.55%	$8,503	$10,003
Floating-rate asset-backed securities	2024				925
Total Discover Card Master Trust I and Discover Card Execution Note Trust				8,503	10,928
Floating-rate asset-backed security(2)(3)	2031	9.00%	9.00%	54	65

Total private student loan securitization trust				54	65

Total long-term borrowings - owed to securitization investors				8,557	10,993
Discover Financial Services (Parent Company)
Fixed-rate senior notes	2024-2032	3.75%-6.70%	4.68%	3,339	3,336
Fixed-rate retail notes	2025-2031	3.25%-4.40%	3.82%	138	140
Fixed to floating-rate senior notes(4)	2034	7.96%	7.96%	993	993
Discover Bank
Fixed-rate senior bank notes(1)	2026-2030	2.70%-4.65%	3.82%	2,846	3,571
Fixed-rate subordinated bank notes	2028	5.97%	5.97%	506	500
Fixed-rate Federal Home Loan Bank advances	2030	4.77%-4.82%	4.82%	523	523
Floating-rate Federal Home Loan Bank advances(5)	2024	4.99% -5.09%	5.09%	525	525

Total long-term borrowings				$17,427	$20,581

(1)

The Company uses interest rate swaps to hedge portions of these long-term borrowings against changes in fair value attributable to changes in the applicable benchmark interest rates. The use of these interest rate swaps impacts the carrying value of the debt. See Note 15: Derivatives and Hedging Activities.

(2)	The private student loan securitization trust floating-rate asset-backed security includes an issuance with the following interest rate term: Prime rate + 100 basis points as of September 30, 2024.
(3)	Repayment of this debt is dependent upon the timing of principal and interest payments on the underlying private student loans. The date shown represents the final maturity date.
(4)	The fixed to floating-rate senior notes include a rate reset on November 2, 2033, to a floating rate based on compounded SOFR + 3.370%
(5)	The floating-rate FHLB advances include interest rate terms based on SOFR plus a spread ranging from 16 to 26 basis points as of September 30, 2024.

23

The following table summarizes long-term borrowings maturing over the remainder of this year, over each of the next four years and thereafter (dollars in millions):

September 30, 2024
2024	$1,025
2025	6,174
2026	4,941
2027	1,002
2028	1,452
Thereafter	2,833

Total	$17,427

As a member of the FHLB of Chicago, the Company has access to both short- and long-term advance structures with maturities ranging from overnight to 30 years. As of September 30, 2024, the Company had total committed borrowing capacity of $4.9 billion based on the amount and type of assets pledged, of which the outstanding balance was comprised of $1.0 billion in long-term advances. As of December 31, 2023, the Company had total committed borrowing capacity of $3.6 billion based on the amount and type of assets pledged, of which the outstanding balance was comprised of $1.0 billion in long-term advances. These advances are presented as short- or long-term borrowings on the condensed consolidated statements of financial condition based on the contractual maturity at origination.

Additionally, the Company has access to committed borrowing capacity through private securitizations to support the funding of its credit card loan receivables. As of September 30, 2024 and December 31, 2023, the total commitment of secured credit facilities through private providers was $3.5 billion, $750 million of which was outstanding at each of the reporting dates as a short-term advance and presented as short-term borrowings on the condensed consolidated statements of financial condition. Access to the unused portions of the secured credit facilities is subject to the terms of the agreements with each of the providers. The secured credit facilities have various expirations in 2025 and 2026. Borrowings outstanding under each facility bear interest at a margin above the Term Secured Overnight Financing Rate (“SOFR”) or the asset-backed commercial paper costs of each provider. The terms of each agreement provide for a commitment fee to be paid on the unused capacity and include various affirmative and negative covenants, including performance metrics and legal requirements similar to those required to issue any term securitization transaction.

7. Preferred Stock

The table below presents a summary of the Company’s non-cumulative perpetual preferred stock that is outstanding at September 30, 2024 (dollars in millions, except per depositary share amounts):

Series	Description	Initial Issuance Date	Liquidation Preference and Redemption Price per Depositary Share(1)	Per Annum Dividend Rate in effect at September 30, 2024	Total Depositary Shares Authorized, Issued and Outstanding		Carrying Value
					September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
C(2)(3)(4)	Fixed-to-Floating Rate	10/31/2017	$1,000	5.500%	570,000	570,000	$563	$563
D(2)(5)	Fixed-Rate Reset	6/22/2020	$1,000	6.125%	500,000	500,000	493	493

Total Preferred Stock					1,070,000	1,070,000	$1,056	$1,056

(1)	Redeemable at the redemption price plus declared and unpaid dividends.
(2)	Issued as depositary shares, each representing 1/100th interest in a share of the corresponding series of preferred stock. Each preferred share has a par value of $0.01.
(3)

Redeemable at the Company’s option, subject to regulatory approval, either (i) in whole or in part on any dividend payment date on or after October 30, 2027, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations for the Series C preferred stock).

(4)

Any dividends declared are payable semi-annually in arrears at a rate of 5.500% per annum until October 30, 2027. Thereafter, dividends declared will be payable quarterly in arrears at a floating rate equal to 3-month Term SOFR plus a spread of 3.338% per annum.

(5)

Redeemable at the Company’s option, subject to regulatory approval, either (i) in whole or in part during the three-month period prior to, and including, each reset date (as defined in the certificate of designations for the Series D preferred stock) or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the certificate of designations for the Series D Preferred Stock).

(6)

Any dividends declared are payable semi-annually in arrears at a rate of 6.125% per annum until September 23, 2025, after which the dividend rate will reset every 5 years to a fixed annual rate equal to the 5-year Treasury plus a spread of 5.783%.

24

8. Accumulated Other Comprehensive Income

Changes in each component of accumulated other comprehensive (loss) income (“AOCI”) were as follows (dollars in millions):

	Unrealized (Losses) Gains on Available-for- Sale Investment Securities, Net of Tax	(Losses) Gains on Cash Flow Hedges, Net of Tax	Losses on Pension Plan, Net of Tax	AOCI
For the Three Months Ended September 30, 2024
Balance at June 30, 2024	$(148)	$(70)	$(180)	$(398)
Net change	239	176	—	415

Balance at September 30, 2024	$91	$106	$(180)	$17

For the Three Months Ended September 30, 2023
Balance at June 30, 2023	$(195)	$(86)	$(189)	$(470)
Net change	(83)	(20)	—	(103)

Balance at September 30, 2023	$(278)	$(106)	$(189)	$(573)

For the Nine Months Ended September 30, 2024
Balance at December 31, 2023	$(37)	$(8)	$(180)	$(225)
Net change	128	114	—	242

Balance at September 30, 2024	$91	$106	$(180)	$17

For the Nine Months Ended September 30, 2023
Balance at December 31, 2022	$(136)	$(14)	$(189)	$(339)
Net change	(142)	(92)	—	(234)

Balance at September 30, 2023	$(278)	$(106)	$(189)	$(573)

The following table presents each component of other comprehensive income (“OCI”) before reclassifications and amounts reclassified from AOCI for each component of OCI before- and after-tax. (dollars in millions):

	Before Tax	Tax (Expense) Benefit	Net of Tax
For the Three Months Ended September 30, 2024
Available-for-Sale Investment Securities
Net unrealized holding gains arising during the period	$316	$(77)	$239

Net change	$316	$(77)	$239

Cash Flow Hedges
Net unrealized gains arising during the period	$200	$(48)	$152
Amounts reclassified from AOCI	31	(7)	24

Net change	$231	$(55)	$176

For the Three Months Ended September 30, 2023
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(111)	$28	$(83)

Net change	$(111)	$28	$(83)

Cash Flow Hedges
Net unrealized losses arising during the period	$(55)	$13	$(42)
Amounts reclassified from AOCI	29	(7)	22

Net change	$(26)	$6	$(20)

25

	Before Tax	Tax (Expense) Benefit	Net of Tax
For the Nine Months Ended September 30, 2024
Available-for-Sale Investment Securities
Net unrealized holding gains arising during the period	$169	$(41)	$128

Net change	$169	$(41)	$128

Cash Flow Hedges
Net unrealized gains arising during the period	$38	$(9)	$29
Amounts reclassified from AOCI	112	(27)	85

Net change	$150	$(36)	$114

For the Nine Months Ended September 30, 2023
Available-for-Sale Investment Securities
Net unrealized holding losses arising during the period	$(188)	$46	$(142)

Net change	$(188)	$46	$(142)

Cash Flow Hedges
Net unrealized losses arising during the period	$(172)	$42	$(130)
Amounts reclassified from AOCI	50	(12)	38

Net change	$(122)	$30	$(92)

9. Income Taxes

The following table presents the calculation of the Company’s effective income tax rate (dollars in millions):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
		(As Restated)		(As Restated)
Income before income taxes	$1,192	$761	$4,372	$3,154
Income tax expense	$322	$175	$1,128	$724
Effective income tax rate	27.0%	23.0%	25.8%	23.0%

The effective tax rate increased for the three and nine months ended September 30, 2024, as compared to the same periods in 2023, due to the adoption of the proportional amortization method for qualifying tax credit investments effective January 1, 2024, and the recognition of a charge representing potential non-deductible regulatory penalties related to the card product misclassification.

The Company is subject to examination by the Internal Revenue Service and tax authorities in various state, local and foreign tax jurisdictions. The Company’s federal income tax filings are open to examinations for the tax years ended December 31, 2020 and forward. The Company regularly assesses the likelihood of additional assessments or settlements in each of the taxing jurisdictions. At this time, the potential change in unrecognized tax benefits is expected to be immaterial over the next 12 months. The Company believes that its reserves are sufficient to cover any tax, penalties and interest that would result from such examinations.

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10. Earnings Per Share

The following table presents the calculation of basic and diluted earnings per share (“EPS”) (dollars and shares in millions, except per share amounts):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
		(As Restated)		(As Restated)
Numerator
Net income	$870	$586	$3,244	$2,430
Preferred stock dividends	(31)	(31)	(62)	(62)

Net income available to common stockholders	839	555	3,182	2,368
Income allocated to participating securities	(5)	(5)	(20)	(17)

Net income allocated to common stockholders	$834	$550	$3,162	$2,351

Denominator
Weighted-average shares of common stock outstanding	251	250	251	255

Weighted-average shares of common stock outstanding and common stock equivalents	251	250	251	255

Basic earnings per common share	$3.32	$2.21	$12.61	$9.23
Diluted earnings per common share	$3.32	$2.21	$12.61	$9.22

Anti-dilutive securities were not material and had no impact on the computation of diluted EPS for the three and nine months ended September 30, 2024 and 2023.

11. Capital Adequacy

DFS is subject to the capital adequacy guidelines of the Federal Reserve. Discover Bank, the Company’s banking subsidiary, is subject to various regulatory capital requirements as administered by the Federal Deposit Insurance Corporation (“FDIC”). Failure to meet minimum capital requirements can result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could limit the Company’s business activities and have a direct material effect on the financial condition and operating results of DFS and Discover Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DFS and Discover Bank must meet specific risk-based capital requirements and leverage ratios that involve quantitative measures of assets, liabilities and certain off-balance sheet items, as calculated under regulatory guidelines. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

DFS and Discover Bank are subject to regulatory and capital rules issued by the Federal Reserve and FDIC, respectively, under the Basel Committee’s December 2010 framework (“Basel III rules”). Under the Basel III rules, DFS and Discover Bank are classified as “standardized approach” entities. Standardized approach entities are defined as U.S. banking organizations with consolidated total assets over $50 billion but not exceeding $250 billion and consolidated total on-balance sheet foreign exposure less than $10 billion.

In accordance with the final rule on the impact of current expected credit losses (“CECL”) on regulatory capital, the Company has elected to phase in the impact over three years beginning in 2022. Accordingly, the Company’s Common Equity Tier 1 (“CET1”) capital ratios are higher than they otherwise would have been. The Company’s CET1 capital ratios will continue to be favorably impacted by this election over the phase-in period, which ends December 31, 2024.

As of September 30, 2024 and December 31, 2023, DFS and Discover Bank met all Basel III minimum capital ratio requirements to which they were subject. DFS and Discover Bank also met the requirements to be considered “well-capitalized” under Regulation Y and prompt corrective action rules, respectively. There have been no conditions or events that management believes have changed DFS’ or Discover Bank’s category. To be categorized as “well-capitalized”, DFS and Discover Bank must maintain minimum capital ratios outlined in the table below.

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The following table shows the actual capital amounts and ratios of DFS and Discover Bank and comparisons of each to the regulatory minimum and “well-capitalized” requirements (dollars in millions):

	Actual		Minimum Capital Requirements			Capital Requirements To Be Classified as Well-Capitalized
	Amount	Ratio(1)	Amount	Ratio		Amount(2)	Ratio(2)
	(As Restated)	(As Restated)	(As Restated)			(As Restated)
September 30, 2024
Total capital (to risk-weighted assets)
Discover Financial Services	$19,379	14.9%	$10,407	≥	8.0%	$13,009	≥10.0%
Discover Bank	$17,611	13.7%	$10,266	≥	8.0%	$12,832	≥10.0%
Tier 1 capital (to risk-weighted assets)
Discover Financial Services	$17,373	13.4%	$7,805	≥	6.0%	$7,805	≥6.0%
Discover Bank	$14,877	11.6%	$7,699	≥	6.0%	$10,266	≥8.0%
Tier 1 capital (to average assets)
Discover Financial Services	$17,373	11.4%	$6,080	≥	4.0%	N/A	N/A
Discover Bank	$14,877	9.9%	$6,012	≥	4.0%	$7,515	≥5.0%
Common Equity Tier 1 (to risk-weighted assets)
Discover Financial Services	$16,317	12.5%	$5,854	≥	4.5%	N/A	N/A
Discover Bank	$14,877	11.6%	$5,775	≥	4.5%	$8,341	≥6.5%

December 31, 2023
Total capital (to risk-weighted assets)
Discover Financial Services	$17,399	13.2%	$10,509	≥	8.0%	$13,137	≥10.0%
Discover Bank	$16,409	12.7%	$10,381	≥	8.0%	$12,976	≥10.0%
Tier 1 capital (to risk-weighted assets)
Discover Financial Services	$15,279	11.6%	$7,882	≥	6.0%	$7,882	≥6.0%
Discover Bank	$13,459	10.4%	$7,786	≥	6.0%	$10,381	≥8.0%
Tier 1 capital (to average assets)
Discover Financial Services	$15,279	10.3%	$5,915	≥	4.0%	N/A	N/A
Discover Bank	$13,459	9.2%	$5,833	≥	4.0%	$7,292	≥5.0%
Common Equity Tier 1 (to risk-weighted assets)
Discover Financial Services	$14,223	10.8%	$5,911	≥	4.5%	N/A	N/A
Discover Bank	$13,459	10.4%	$5,839	≥	4.5%	$8,435	≥6.5%

(1)	Capital ratios are calculated based on the Basel III standardized approach rules, subject to applicable transition provisions, including CECL transition provisions.
(2)

The Basel III rules do not establish well-capitalized thresholds for these measures for bank holding companies. Existing well-capitalized thresholds established in the Federal Reserve’s Regulation Y have been included where available.

12. Commitments, Contingencies and Guarantees

In the normal course of business, the Company enters into a number of off-balance sheet commitments, transactions and obligations under guarantee arrangements that expose the Company to varying degrees of risk. The Company’s commitments, contingencies and guarantee relationships are described below.

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Commitments

Unused Credit Arrangements

At September 30, 2024, the Company had unused credit arrangements for loans of approximately $233.7 billion. Such arrangements arise primarily from agreements with customers for unused lines of credit on certain credit cards and certain other loan products, provided there is no violation of conditions in the related agreements. These arrangements, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage, customer creditworthiness, loan qualification and the cost of capital. As the Company’s credit card loans are unconditionally cancellable, no liability for expected credit losses is required for unused lines of credit. For all other loans, the Company records a liability for expected credit losses for unfunded commitments, which is presented as part of accrued expenses and other liabilities in the condensed consolidated statements of financial condition.

Contingencies

See Note 13: Litigation and Regulatory Matters for a description of potential liability arising from pending litigation or regulatory proceedings involving the Company.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts, indemnification agreements and representations and warranties, which contingently require the Company to make payments to the guaranteed party based on changes in an underlying asset, liability or equity security of a guaranteed party, rate or index. Also included as guarantees are contracts that contingently require the Company to make payments to a guaranteed party based on another entity’s failure to perform under an agreement. The Company’s use of guarantees is disclosed below by type of guarantee.

Securitizations Representations and Warranties

As part of the Company’s financing activities, the Company provides representations and warranties that certain assets pledged as collateral in secured borrowing arrangements conform to specified guidelines. Due diligence is performed by the Company, which is intended to ensure that asset guideline qualifications are met. If the assets pledged as collateral do not meet certain conforming guidelines, the Company may be required to replace, repurchase or sell such assets. In its credit card securitization activities, the Company would replace nonconforming receivables through the allocation of excess seller’s interest or from additional transfers from the unrestricted pool of receivables. If the Company could not add enough receivables to satisfy the requirement, an early amortization (or repayment) of investors’ interests would be triggered. In its student loan securitizations, the Company would generally repurchase the loans from the trust at the outstanding principal amount plus interest.

The maximum potential amount of future payments the Company could be required to make would be equal to the current outstanding balances of third-party investor interests in credit card asset-backed securities and the principal amount of any private student loan secured borrowings, plus any unpaid interest for the corresponding secured borrowings. The Company has recorded substantially all of the maximum potential amount of future payments in long-term borrowings on the Company’s condensed consolidated statements of financial condition. The Company has not recorded any incremental contingent liability associated with its secured borrowing representations and warranties. Management believes that the probability of having to replace, repurchase or sell assets pledged as collateral under secured borrowing arrangements, including an early amortization event, is low.

Counterparty Settlement Guarantees

Diners Club and DFS Services LLC (on behalf of PULSE) have various counterparty exposures, which are listed below:

•

Merchant Guarantee. Diners Club has entered into contractual relationships with certain international merchants, which generally include travel-related businesses, for the benefit of all Diners Club licensees. The licensees hold the primary liability to settle the transactions of their customers with these merchants. However, Diners Club retains a counterparty exposure if a licensee fails to meet its financial payment obligation to one of these merchants.

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•

ATM Guarantee. PULSE entered into contractual relationships with certain international ATM acquirers in which DFS Services LLC retains counterparty exposure if an issuer fails to fulfill its settlement obligation.

•

Global Network Alliance Guarantee. Discover Network, Diners Club and PULSE have entered into contractual relationships with certain international payment networks in which DFS Services LLC retains the counterparty exposure if a network fails to fulfill its settlement obligation.

The maximum potential amount of future payments related to such contingent obligations is dependent upon the transaction volume processed between the time a potential counterparty defaults on its settlement and the time at which the Company disables the settlement of any further transactions for the defaulting party. The Company has some contractual remedies to offset these counterparty settlement exposures (such as letters of credit or pledged deposits), however, there is no limitation on the maximum amount the Company may be liable to pay.

The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether particular counterparties will fail to meet their settlement obligations. In the event all licensees and/or issuers were to become unable to settle their transactions, the Company estimates its maximum potential counterparty exposures to these settlement guarantees would be approximately $120 million as of September 30, 2024.

The Company believes that the estimated amounts of maximum potential future payments are not representative of the Company’s actual potential loss exposure given Diners Club’s and PULSE’s insignificant historical losses from these counterparty exposures. As of September 30, 2024, the Company had not recorded any contingent liability in the condensed consolidated statements of financial condition for these counterparty exposures and management believes that the probability of any payments under these arrangements is low.

Discover Network Merchant Chargeback Guarantees

The Company operates the Discover Network, issues payment cards and permits third parties to issue payment cards. The Company is contingently liable for certain transactions processed on the Discover Network in the event of a dispute between the payment card customer and a merchant. The contingent liability arises if the disputed transaction involves a merchant or merchant acquirer with whom the Discover Network has a direct relationship. If a dispute is resolved in the customer’s favor, the Discover Network will credit or refund the disputed amount to the Discover Network card issuer, who in turn credits its customer’s account. The Discover Network will then charge back the disputed amount of the payment card transaction to the merchant or merchant acquirer, where permitted by the applicable agreement, to seek recovery of amounts already paid to the merchant for payment card transactions. If the Discover Network is unable to collect the amount subject to dispute from the merchant or merchant acquirer (e.g., in the event of merchant default or dissolution or after expiration of the time period for chargebacks in the applicable agreement), the Discover Network will bear the loss for the amount credited or refunded to the customer. In most instances, a loss by the Discover Network is unlikely to arise in connection with payments on card transactions because most products or services are delivered when purchased and credits are issued by merchants on returned items in a timely fashion, thus minimizing the likelihood of cardholder disputes with respect to amounts paid by the Discover Network. However, where the product or service is not scheduled to be provided to the customer until a later date following the purchase, the likelihood of a contingent payment obligation by the Discover Network increases. Losses related to merchant chargebacks were not material for the three and nine months ended September 30, 2024 and 2023.

The maximum potential amount of obligations of the Discover Network arising from such contingent obligations is estimated to be the portion of the total Discover Network transaction volume processed to date for which timely and valid disputes may be raised under applicable law and relevant issuer and customer agreements. There is no limitation on the maximum amount the Company may be liable to pay to issuers. However, the Company believes that such amount is not representative of the Company’s actual potential loss exposure based on the Company’s historical experience. The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether the current or cumulative transaction volumes may include or result in disputed transactions.

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The following table summarizes certain information regarding merchant chargeback guarantees (dollars in millions):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Aggregate sales transaction volume(1)	$61,166	$65,490	$184,384	$192,173

(1)	Represents transactions processed on the Discover Network for which a potential liability exists that, in aggregate, can differ from credit card sales volume.

The Company did not record any contingent liability in the condensed consolidated financial statements for merchant chargeback guarantees as of September 30, 2024 and December 31, 2023. The Company mitigates the risk of potential loss exposure by withholding settlement from merchants, obtaining third-party guarantees, or obtaining escrow deposits or letters of credit from certain merchant acquirers or merchants that are considered a higher risk due to various factors such as time delays in the delivery of products or services. As of September 30, 2024 and December 31, 2023, the Company had escrow deposits and settlement withholdings of $9 million and $10 million, respectively, which are recorded in interest-bearing deposit accounts and accrued expenses and other liabilities on the Company’s condensed consolidated statements of financial condition.

13. Litigation and Regulatory Matters

In the normal course of business, from time to time, the Company has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The litigation process is not predictable and can lead to unexpected results. The Company contests liability and/or the amount of damages as appropriate in each pending matter.

The Company has historically offered its customers an arbitration clause in its customer agreements. The arbitration clause allows the Company and its customers to quickly and economically resolve disputes. Additionally, the arbitration clause has in some instances limited the costs of, and the Company’s exposure to, litigation. Future legal and regulatory challenges and prohibitions may cause the Company to discontinue its offering and use of such clauses. From time to time, the Company is involved in legal actions challenging its arbitration clause. Bills may be periodically introduced in Congress to directly or indirectly prohibit the use of pre-dispute arbitration clauses.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding the Company’s business including, among other matters, regulatory, accounting, tax and other operational matters. The investigations and proceedings may result in significant adverse judgments, settlements, fines, penalties, injunctions, decreases in regulatory ratings, customer restitution or other relief. These outcomes could materially impact the Company’s condensed consolidated financial statements, increase its cost of operations, or limit the Company’s ability to execute its business strategies and engage in certain business activities. Certain subsidiaries of the Company are subject to consent orders with the Consumer Financial Protection Bureau (“CFPB”) and FDIC, as described below. Pursuant to powers granted under federal banking laws, regulatory agencies have broad and sweeping discretion and may assess civil money penalties, require changes to certain business practices or require customer restitution at any time.

In accordance with applicable accounting guidance, the Company establishes a liability for legal and regulatory matters when those matters create loss contingencies that are both probable and estimable. Except as discussed below regarding the card product misclassification matter, other litigation and regulatory settlement-related expenses were immaterial tor the three and nine months ended September 30, 2024 and 2023.

There may be an exposure to loss in excess of any amounts accrued. The Company believes the estimate of the aggregate range of reasonably possible losses (meaning the likelihood of losses is more than remote but less than likely), in excess of the amounts that the Company has accrued for legal and regulatory proceedings, is up to $70 million as of September 30, 2024. This estimated range of reasonably possible losses is based on currently available information for those proceedings in which the Company is involved and considers the Company’s best estimate of such losses for those matters for which an estimate can be made. It does not represent the Company’s maximum potential loss exposure. Various aspects of the legal and regulatory proceedings underlying the estimated range will change from time to time and actual results may vary significantly from the estimate.

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The Company’s estimated range noted above involves significant judgment, given the varying stages of the proceedings, the existence of numerous yet to be resolved issues, the breadth of the claims (often spanning multiple years and, in some cases, a wide range of business activities), unspecified damages and/or the novelty of the legal issues presented. The outcome of pending matters could adversely affect the Company’s reputation and be material to the Company’s condensed consolidated financial condition, operating results and cash flows for a particular future period, depending on, among other things, the level of the Company’s income for such period.

In July 2015, the Company announced that its subsidiaries, Discover Bank, The Student Loan Corporation and Discover Products Inc. (the “Discover Subsidiaries”), agreed to a consent order with the CFPB with respect to certain private student loan servicing practices (the “2015 Order”). The 2015 Order expired in July 2020. In December 2020, the Discover Subsidiaries agreed to a consent order (the “2020 Order”) with the CFPB resolving the agency’s investigation into Discover Bank’s compliance with the 2015 Order. In connection with the 2020 Order, Discover is required to implement a redress and compliance plan and must pay at least $ 10 million in consumer redress to consumers who may have been harmed and has paid a $25 million civil money penalty to the CFPB.

On September 25, 2023, following the consent of the Board of Directors of Discover Bank, the FDIC issued a consent order (the “2023 Order”) to Discover Bank. The 2023 Order addresses shortcomings in Discover Bank’s compliance management system for consumer protection laws and related matters. It does not contain any monetary penalties or fines. As part of the 2023 Order, Discover Bank agreed to improve its consumer compliance management system and enhance related corporate governance and enterprise risk management practices, and increase the level of Board oversight of such matters. Discover Bank has been taking significant steps to strengthen the organization’s compliance management system and address the other issues identified in the 2023 Order. In addition, Discover added two new independent directors with significant banking experience to the Boards of Discover and Discover Bank in the third quarter of 2023.

Management and the Board are committed to meeting all the requirements of the 2023 Order. Discover Bank is working diligently to complete items required by the 2023 Order. This includes having retained third party consultants to conduct independent reviews and the submission of action plans to the FDIC by the required deadlines for review and feedback. The actions completed to date, taken together with actions previously undertaken to improve and enhance its compliance management system and enhance related corporate governance, address multiple consent order objectives, however, many provisions require longer term implementation. Depending on regulatory feedback, the timing of approvals and sustainability periods, necessary work is not likely to be completed until at least 2025.

On March 8, 2016, a class-action lawsuit was filed against the Company, other credit card networks, other issuing banks and EMVCo in the U.S. District Court for the Northern District of California (B&R Supermarket, Inc., d/b/a Milam’s Market, et al. v. Visa, Inc., et al.) alleging a conspiracy by defendants to shift fraud liability to merchants with the migration to the EMV security standard and chip technology. The plaintiffs assert joint and several liability among the defendants and seek unspecified damages, including treble damages, attorneys’ fees, costs and injunctive relief. On December 6, 2024, Plaintiffs and the Company reached an agreement on the terms of a class wide settlement to resolve the claims against the Company. The parties must now negotiate a formal settlement and that settlement must be approved by the court.

Card Product Misclassification

As of September 30, 2024, the balance of the Company’s counterparty restitution liability was $1.2 billion, reflecting additional accruals for interest on the overcharges committed to as part of the counterparty restitution plan approved by the Board of Directors in the third quarter of 2023, additional concessions agreed to as part of the class action settlement negotiations through the third quarter of 2024 and settlement disbursements made year-to-date. As reported in the Company’s Current Report on Form 8-K filed on July 3, 2024, on July 1, 2024, the Company and certain of its subsidiaries entered into a settlement agreement to resolve putative class actions filed on behalf of merchants allegedly affected by the card product misclassification. The settlement agreement, which is subject to

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court approval, would resolve claims by parties affected by the card product misclassification (merchants, merchant acquirers and other intermediaries). The Company expects all payments under the settlement agreement to be covered by the $1.2 billion liability. Substantially all of the liability represents amounts payable to or on behalf of impacted merchants, merchant acquirers and other intermediaries in settlement of the card product misclassification matter, with $26 million of that balance representing provision for legal fees and expenses payable to plaintiffs’ counsel. On August 27, 2024, plaintiffs moved for preliminary approval of the settlement agreement, and on October 22, 2024, the court entered an order granting preliminary approval. The liability does not include any potential regulatory fines or penalties, or the cost of administering the distribution of funds to affected parties.

The following table summarizes the change in the Company’s counterparty restitution liability pertaining to the card product misclassification (dollars in millions):

For the Nine Months Ended September 30, 2024
Balance at December 31, 2023	$1,159
Provision for refund of overcharges	—
Provision for interest on overcharges	42
Provision for other settlement concessions	76
Disbursements	(76)

Balance at September 30, 2024	$1,201

The Company remains in discussions with its various regulators regarding the card product misclassification. For the three months ended June 30, 2024, the Company recognized a separate charge of approximately $200 million representing the Company’s current estimate of potential penalties to be imposed by its various regulators in relation to this matter. For the three months ended September 30, 2024, the Company recognized an additional charge of approximately $90 million in respect of such potential penalties. Actual penalties imposed are subject to further discussion with the Company’s various regulators and may be more or less than such amount.

In addition, the Company and its subsidiaries have been named as defendants in various lawsuits, including a putative class action on behalf of shareholders and a shareholder derivative action. The Company is also cooperating with an SEC investigation into the card product misclassification matter. The Company believes that additional losses are probable as a result of these actions and such losses could be material but it is not able to make a reasonable estimate of the amount or range of such losses as of September 30, 2024.

14. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, provides a three-level hierarchy for classifying the inputs to valuation techniques used to measure fair value of financial instruments based on whether the inputs are observable or unobservable. It also requires certain disclosures about those measurements. The three-level valuation hierarchy is as follows:

•

Level 1; Fair values determined by Level 1 inputs are defined as those that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

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•

Level 2: Fair values determined by Level 2 inputs are those that utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active or inactive markets, quoted prices for the identical assets in an inactive market and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The Company evaluates factors such as the frequency of transactions, the size of the bid-ask spread and the significance of adjustments made when considering transactions involving similar assets or liabilities to assess the relevance of those observed prices. If relevant and observable prices are available, the fair values of the related assets or liabilities would be classified as Level 2.

•

Level 3: Fair values determined by Level 3 inputs are those based on unobservable inputs and include situations where there is little, if any, market activity for the asset or liability being valued. In instances where the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy in which the measurements are classified is based on the lowest level input that is significant to the fair value measurement in its entirety. Accordingly, the Company may utilize both observable and unobservable inputs in determining the fair values of financial instruments classified within the Level 3 category.

The Company evaluates the classification of each fair value measurement within the hierarchy at least quarterly.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and involves consideration of factors specific to the asset or liability. Furthermore, certain techniques used to measure fair value involve some degree of judgment and, as a result, are not necessarily indicative of the amounts the Company would realize in a current market exchange.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are as follows (dollars in millions):

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Balance at September 30, 2024
Assets
Fair value - OCI
U.S. Treasury and U.S. GSE securities	$14,177	$8	$—	$14,185
Residential mortgage-backed securities - Agency	—	405	—	405

Available-for-sale investment securities	$14,177	$413	$—	$14,590

Liabilities
Fair value - OCI
Derivative financial instruments - cash flow hedges(1)	$—	$18	$—	$18

Fair value - Net income
Derivative financial instruments - fair value hedges(1)	$—	$19	$—	$19

Balance at December 31, 2023
Assets
Fair value - OCI

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	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
U.S. Treasury and U.S. GSE securities	$12,928	$9	$—	$12,937
Residential mortgage-backed securities - Agency	—	465	—	465

Available-for-sale investment securities	$12,928	$474	$—	$13,402

Derivative financial instruments - cash flow hedges(1)	$—	$2	$—	$2

Fair value - Net income
Marketable equity securities	$1	$—	$—	$1
Derivative financial instruments - fair value hedges(1)	$—	$2	$—	$2

(1)

Derivative instrument carrying values in an asset or liability position are presented as part of other assets or accrued expenses and other liabilities, respectively, in the Company s condensed consolidated statements of financial condition.

Available-for-Sale Investment Securities

Investment securities classified as available-for-sale consist of U.S. Treasury and U.S. GSE securities and RMBS. The fair value estimates of investment securities classified as Level 1, consisting of U.S. Treasury securities, are determined based on quoted market prices for the same securities. The fair value estimates of U.S. GSE securities and RMBS are classified as Level 2 and are valued by maximizing the use of relevant observable inputs, including quoted prices for similar securities, benchmark yield curves and market-corroborated inputs.

The Company validates the fair value estimates provided by pricing services primarily by comparing to valuations obtained through other pricing sources. The Company evaluates pricing variances among different pricing sources to ensure that the valuations utilized are reasonable. The Company also corroborates the reasonableness of the fair value estimates with analysis of trends of significant inputs, such as market interest rate curves. The Company further performs due diligence in understanding the procedures and techniques performed by the pricing services to derive fair value estimates.

At September 30, 2024, amounts reported in RMBS reflect U.S. government agency and U.S. GSE obligations issued by Ginnie Mae, Fannie Mae and Freddie Mac with an aggregate par value of $412 million, a weighted-average coupon of 4.12% and a weighted-average remaining maturity of four years.

Derivative Financial Instruments

The Company’s derivative financial instruments consist of interest rate swaps and foreign exchange forward contracts. These instruments are classified as Level 2 as their fair values are estimated using proprietary pricing models, containing certain assumptions based on readily observable market-based inputs, including interest rate curves, option volatility and foreign currency forward and spot rates. In determining fair values, the pricing models use widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and the observable market-based inputs. The fair values of the interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates derived from the observable market interest rate curves. The Company considers collateral and master netting agreements that mitigate credit exposure to counterparties in determining the counterparty credit risk valuation adjustment. The fair values of the foreign exchange forward contracts are valued by comparing the contracted forward exchange rate pertaining to the specific contract maturities to the current market exchange rate.

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The Company validates the fair value estimates of interest rate swaps primarily through comparison to the fair value estimates computed by the counterparties to each of the derivative transactions. The Company evaluates pricing variances among different pricing sources to ensure that the valuations utilized are reasonable. The Company also corroborates the reasonableness of the fair value estimates with analysis of trends of significant inputs, such as market interest rate curves. The Company performs due diligence in understanding the impact of any changes to the valuation techniques performed by proprietary pricing models before implementation, working closely with the third-party valuation service and reviewing the service’s control objectives at least annually. The Company corroborates the fair value of foreign exchange forward contracts through independent calculation of the fair value estimates.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. These assets include those associated with acquired businesses, including goodwill. For these assets, measurement at fair value in periods subsequent to the initial recognition of the assets may be applicable whenever one is tested for impairment.

No impairments were recognized related to these assets during the three and nine months ended September 30, 2024 and 2023.

Financial Instruments Measured at Other Than Fair Value

The following tables disclose the estimated fair value of the Company’s financial assets and financial liabilities that are not required to be carried at fair value (dollars in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Carrying Value
Balance at September 30, 2024
Assets
Amortized cost
Residential mortgage-backed securities - Agency	$—	$260	$—	$260	$275

Held-to-maturity investment securities	$—	$260	$—	$260	$275

Net loan receivables(1)	$—	$8,878	$117,553	$126,431	$118,481

Carrying value approximates fair value(2)
Cash and cash equivalents	$10,787	$—	$—	$10,787	$10,787
Restricted cash	$36	$—	$—	$36	$36
Other short-term investments	$735	$—	$—	$735	$735
Accrued interest receivables(3)(4)	$—	$1,324	$—	$1,324	$1,309

Liabilities
Amortized cost
Time deposits(5)	$—	$46,338	$—	$46,338	$46,076
Short-term borrowings	$—	$750	$—	$750	$750
Long-term borrowings - owed to securitization investors	$—	$8,448	$54	$8,502	$8,557
Other long-term borrowings	—	9,043	—	9,043	8,870

Long-term borrowings	$—	$17,491	$54	$17,545	$17,427

36

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Carrying Value
Carrying value approximates fair value
Accrued interest payables	$—	$396	$—	$396	$396

Balance at December 31, 2023
Assets
Amortized cost
Residential mortgage-backed securities – Agency	$—	$234	$—	$234	$253

Held-to-maturity investment securities	$—	$234	$—	$234	$253

Net loan receivables	$—	$—	$126,940	$126,940	$119,126

Carrying value approximates fair value
Cash and cash equivalents	$11,685	$—	$—	$11,685	$11,685
Restricted cash	$43	$—	$—	$43	$43
Accrued interest receivables(3)	$—	$1,450	$—	$1,450	$1,450

Liabilities
Amortized cost
Time deposits(5)	$—	$45,333	$—	$45,333	$45,240
Short-term borrowings	$—	$750	$—	$750	$750
Long-term borrowings - owed to securitization investors	$—	$10,770	$65	$10,835	$10,993
Other long-term borrowings	—	9,469	—	9,469	9,588

Long-term borrowings	$—	$20,239	$65	$20,304	$20,581

Carrying value approximates fair value
Accrued interest payables(3)	$—	$421	$—	$421	$421

(1)

Includes $8.9 billion in private student loans held-for-sale valued based on the terms of the executed purchase agreement. The carrying value for loans held-for-sale represents the lower of amortized cost or fair value while the carrying value for the loan portfolio is amortized cost, net of the allowance for credit losses.

(2)	The carrying values of these assets and liabilities approximate fair value due to their short-term nature, except as otherwise indicated.
(3)

Accrued interest receivable and payable carrying values are presented as part of other assets and accrued expenses and other liabilities, respectively, in the Company’s condensed consolidated statements of financial condition

(4)	The fair value includes a premium associated with interest to be capitalized on private student loans held-for-sale based on the terms of the executed purchase agreement.
(5)	Excludes deposits without contractually defined maturities for all periods presented.

15. Derivatives and Hedging Activities

The Company uses derivatives to manage its exposure to various financial risks. The Company does not enter into derivatives for trading or speculative purposes. Certain derivatives used to manage the Company’s exposure to foreign currency are not designated as hedges and do not qualify for hedge accounting.

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Derivatives may give rise to counterparty credit risk, which generally is mitigated through collateral arrangements as described under the sub-heading “Collateral Requirements and Credit-Risk Related Contingency Features.” The Company enters into derivative transactions with established dealers that meet minimum credit criteria established by the Company. All counterparties must be pre-approved before engaging in any transaction with the Company. The Company regularly monitors counterparties to ensure compliance with the Company’s risk policies and limits. In determining the counterparty credit risk valuation adjustment for the fair values of derivatives, if any, the Company considers collateral and legally enforceable master netting agreements that mitigate credit exposure to related counterparties.

All derivatives are recorded in other assets at their gross positive fair values and in accrued expenses and other liabilities at their gross negative fair values. See Note 14: Fair Value Measurements for a description of the valuation methodologies used for derivatives. Cash collateral amounts associated with derivative positions that are cleared through an exchange are legally characterized as settlement of the derivative positions. Such collateral amounts are reflected as offsets to the associated derivatives balances recorded in other assets or in accrued expenses and other liabilities. Other cash collateral posted and held balances are recorded in other assets and deposits, respectively, in the condensed consolidated statements of financial condition. Collateral amounts recorded in the condensed consolidated statements of financial condition are based on the net collateral posted or held position for each applicable legal entity’s master netting arrangement with each counterparty.

Derivatives Designated as Hedges

Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows arising from changes in interest rates, or other types of forecasted transactions, are considered cash flow hedges. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.

Cash Flow Hedges

The Company uses interest rate swaps to manage its exposure to variability in cash flows related to changes in interest rates on interest-earning assets and funding instruments. These interest rate swaps qualify for hedge accounting in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). At September 30, 2024 and December 31, 2023, the Company’s outstanding cash flow hedges primarily relate to interest receipts from credit card receivables and had an initial maximum period of five years.

The change in the fair value of derivatives designated as cash flow hedges is recorded in OCI and is subsequently reclassified into earnings in the period that the hedged forecasted cash flows affect earnings. Amounts reported in AOCI related to derivatives at September 30, 2024, will be reclassified to interest income and interest expense as interest receipts and payments are accrued on the Company’s then outstanding credit card receivables and certain floating-rate debt, respectively. During the next 12 months, the Company estimates it will reclassify $28 million into pretax earnings related to its cash flow hedges.

Fair Value Hedges

The Company is exposed to changes in the fair value of its fixed-rate debt obligations due to changes in interest rates. The Company uses interest rate swaps to manage its exposure to changes in the fair value of certain fixed-rate long-term borrowings, including securitized debt and bank notes, and deposits attributable to changes in the respective benchmark rates. These interest rate swaps qualify as fair value hedges in accordance with ASC 815. Changes in the fair values of both (i) the derivatives and (ii) the hedged long-term borrowings and deposits attributable to the interest-rate risk being hedged are recorded in interest expense and generally provide substantial offset to one another.

Derivatives Not Designated as Hedges

Foreign Exchange Forward Contracts

The Company has foreign exchange forward contracts that are economic hedges and are not designated as accounting hedges. The Company enters into foreign exchange forward contracts to manage foreign currency risk.

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Changes in the fair value of these contracts are recorded in other income on the condensed consolidated statements of income.

Derivatives Cleared Through an Exchange

Cash variation margin payments on derivatives cleared through an exchange are legally considered settlement payments and are accounted for with corresponding derivative positions as one unit of account and not presented separately as collateral. With settlement payments on derivative positions cleared through this exchange reflected as offsets to the associated derivative asset and liability balances, the fair values of derivative instruments and collateral balances shown are generally reduced.

Derivatives Activity

The following table summarizes the fair value (including accrued interest) and outstanding notional amounts of derivative instruments and related collateral balances (dollars in millions):

	September 30, 2024				December 31, 2023
	Notional Amount	Number of Outstanding Derivative Contracts	Derivative Assets	Derivative Liabilities	Notional Amount	Derivative Assets	Derivative Liabilities
Derivatives designated as hedges
Interest rate swaps—cash flow hedge	$15,000	20	$—	$18	$10,650	$2	$—
Interest rate swaps—fair value hedge	$15,371	19	—	19	$8,650	2	—
Derivatives not designated as hedges
Foreign exchange forward contracts(1)	$33	6	—	—	$29	—	—

Total gross derivative assets/liabilities(2)			—	37		4	—
Less: collateral held/posted(3)			—	(37)		—	—

Total net derivative assets/liabilities			$—	$—		$4	$—

(1)

The foreign exchange forward contracts have notional amounts of EUR 6 million, GBP 6 million, SGD 1 million and INR 1.5 billion as of September 30, 2024, and notional amounts of EUR 6 million, GBP 6 million, SGD 1 million, INR 1.1 billion and AUD 2 million as of December 31, 2023.

(2)

In addition to the derivatives disclosed in the table, the Company enters into forward contracts to purchase when-issued mortgage-backed securities and tax exempt single family mortgage revenue bonds as part of its community reinvestment initiatives. At September 30, 2024, the Company had no outstanding contracts. At December 31, 2023, the Company had one outstanding contract with a total notional amount of $35 million and an immaterial fair value.

(3)	Collateral amounts, which consist of cash and investment securities, are limited to the related derivative asset/liability balance and do not include excess collateral received/pledged.

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The following amounts were recorded on the statements of financial condition related to cumulative basis adjustments for fair value hedges (dollars in millions):

	September 30, 2024		December 31, 2023
	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustment Increasing the Carrying Amount of Hedged Liabilities(1)	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedging Adjustment Increasing/(Decreasing) the Carrying Amount of Hedged Liabilities(1)
Long-term borrowings	$15,490	$162	$8,620	$—

(1)	The balance includes $6 million and $12 million of cumulative hedging adjustments related to discontinued hedging relationships as of September 30, 2024 and December 31, 2023, respectively.

The following table summarizes the impact of the derivative instruments on income and indicates where within the condensed consolidated financial statements such impact is reported (dollars in millions):

	Location and Amount of (Losses) Gains Recognized on the Condensed Consolidated Statements of Income
	Interest Expense
	Deposits	Long-Term Borrowings	Interest Income (Credit Card)	Other Expense
For the Three Months Ended September 30, 2024
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(1,213)	$(236)	$4,092	$(277)

The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$4	$(48)	$—

Gains on discontinued cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$—	$—	$13

(Losses) gains on fair value hedging relationships
Losses on hedged items	$(90)	$(187)	$—	$—
Gains on interest rate swaps	81	145	—	—

Total losses on fair value hedging relationships	$(9)	$(42)	$—	$—

For the Three Months Ended September 30, 2023
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(1,061)	$(225)	$3,726	$(254)

The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$2	$(31)	$—

Gains (losses) on fair value hedging relationships
Gains on hedged items	$—	$24	$—	$—
Losses on interest rate swaps	—	(53)	—	—

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	Location and Amount of (Losses) Gains Recognized on the Condensed Consolidated Statements of Income
	Interest Expense
	Deposits	Long-Term Borrowings	Interest Income (Credit Card)	Other Expense
Total losses on fair value hedging relationships	$—	$(29)	$—	$—

For the Nine Months Ended September 30, 2024
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(3,622)	$(729)	$11,989	$(761)

The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$9	$(134)	$—

Gains on discontinued cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$—	$—	$13

(Losses) gains on fair value hedging relationships
Losses on hedged items	$(91)	$(76)	$—	$—
Gains (losses) on interest rate swaps	75	(40)	—	—

Total losses on fair value hedging relationships	$(16)	$(116)	$—	$—

For the Nine Months Ended September 30, 2023
Total amounts of income and expense line items presented in the condensed consolidated statements of income, where the effects of fair value or cash flow hedges are recorded	$(2,722)	$(622)	$10,513	$(540)

The effects of cash flow and fair value hedging
Gains (losses) on cash flow hedging relationships
Amounts reclassified from OCI into earnings	$—	$6	$(56)	$—

Gains (losses) on fair value hedging relationships
Gains on hedged items	$—	$111	$—	$—
Losses on interest rate swaps	—	(181)	—	—

Total losses on fair value hedging relationships	$—	$(70)	$—	$—

For the impact of the derivative instruments on OC1, see Note 8: Accumulated Other Comprehensive Income.

Collateral Requirements and Credit-Risk Related Contingency Features

The Company has master netting arrangements and minimum collateral posting thresholds with its counterparties for its fair value and cash flow hedge interest rate swaps and foreign exchange forward contracts. The Company has not sought a legal opinion in relation to the enforceability of its master netting arrangements and, as

41

such, does not report any of these positions on a net basis. Collateral is required by either the Company or its subsidiaries or the counterparty depending on the net fair value position of the derivatives held with that counterparty. These collateral receivable or payable amounts are generally not offset against the fair value of these derivatives but are recorded separately in other assets or deposits. Most of the Company’s cash collateral amounts relate to positions cleared through an exchange and are reflected as offsets to the associated derivatives balances recorded in other assets and accrued expenses and other liabilities.

The Company also has agreements with certain of its derivative counterparties that contain a provision under which the Company could be declared in default on any of its derivative obligations if the Company defaults on any of its indebtedness, including default where the lender has not accelerated repayment of the indebtedness.

16. Segment Disclosures

The Company manages its business activities in two segments: Digital Banking and Payment Services.

•

Digital Banking: The Digital Banking segment includes Discover-branded credit cards issued to individuals on the Discover Network and other consumer products and services, including private student loans, personal loans, home loans and deposit products. The majority of Digital Banking revenues relate to interest income earned on the segment’s loan products. Additionally, the Company’s credit card products generate substantially all revenues related to discount and interchange, protection products and loan fee income.

•

Payment Services: The Payment Services segment includes PULSE, an ATM, debit and electronic funds transfer network; Diners Club, a global payments network; and the Company’s Network Partners business, which provides payment transaction processing and settlement services on the Discover Network. The majority of Payment Services revenues relate to transaction processing revenue from PULSE and royalty and licensee revenue from Diners Club.

The business segment reporting provided to and used by the Company’s CODM is prepared using the following principles and allocation conventions:

•	The Company aggregates operating segments when determining reportable segments.

•	Corporate overhead is not allocated between segments; all corporate overhead is included in the Digital Banking segment.

•

Through its operation of the Discover Network, the Digital Banking segment incurs fixed marketing, servicing and infrastructure costs that are not specifically allocated among the segments, except for an allocation of direct and incremental costs driven by the Company’s Payment Services segment.

•	The Company’s assets are not allocated among the operating segments in the information reviewed by the Company’s CODM.

•	The revenues of each segment are derived from external sources. The segments do not earn revenue from intercompany sources.

•	Income taxes are not specifically allocated between the operating segments in the information reviewed by the Company’s CODM.

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The following table presents segment data (dollars in millions):

	Digital Banking	Payment Services	Total
For the Three Months Ended September 30, 2024
Interest income
Credit card loans	$4,092	$—	$4,092
Private student loans	244	—	244
Personal loans	360	—	360
Other loans	138	—	138
Other interest income	278	—	278

Total interest income	5,112	—	5,112
Interest expense	1,457	—	1,457

Net interest income	3,655	—	3,655
Provision for credit losses	1,473	—	1,473
Other income	669	129	798
Other expense	1,743	45	1,788

Income before income taxes	$1,108	$84	$1,192

For the Three Months Ended September 30, 2023 (As Restated)
Interest income
Credit card loans	$3,726	$—	$3,726
Private student loans	261	—	261
Personal loans	305	—	305
Other loans	87	—	87
Other interest income	231	—	231

Total interest income	4,610	—	4,610
Interest expense	1,288	—	1,288

Net interest income	3,322	—	3,322
Provision for credit losses	1,702	—	1,702
Other income	575	130	705
Other expense	1,519	45	1,564

Income before income taxes	$676	$85	$761

For the Nine Months Ended September 30, 2024
Interest income
Credit card loans	$11,989	$—	$11,989
Private student loans	764		764
Personal loans	1,040		1,040
Other loans	379		379
Other interest income	859		859

Total interest income	15,031		15,031
Interest expense	4,365		4,365

Net interest income	10,666		10,666
Provision for credit losses	3,709		3,709
Other income	1,901	584	2,485
Other expense	4,929	141	5,070

Income before income taxes	$3,929	$443	$4,372

For the Nine Months Ended September 30, 2023 (As Restated)
Interest income
Credit card loans	$10,513	$—	$10,513
Private student loans	768	—	768
Personal loans	831	—	831
Other loans	224	—	224
Other interest income	641	—	641

Total interest income	12,977	—	12,977

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	Digital Banking	Payment Services	Total
Interest expense	3,346	—	3,346

Net interest income	9,631	—	9,631
Provision for credit losses	4,109	—	4,109
Other income	1,650	333	1,983
Other expense	4,220	131	4,351

Income before income taxes	$2,952	$202	$3,154

17. Revenue from Contracts with Customers

ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), generally applies to the sales of any good or service for which no other specific accounting guidance is provided. ASC 606 defines a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The Company’s revenue that is subject to this model includes discount and interchange, protection products fees, transaction processing revenue and certain amounts classified as other income.

The following table presents revenue from contracts with customers disaggregated by business segment and reconciles revenue from contracts with customers to total other income (dollars in millions):

	Digital Banking	Payment Services	Total
For the Three Months Ended September 30, 2024
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$337	$26	$363
Protection products revenue	42	—	42
Transaction processing revenue	—	84	84
Other income	76	19	95
Total other income subject to ASC 606(2)	455	129	584
Other income not subject to ASC 606
Loan fee income	214	—	214

Total other income not subject to ASC 606	214	—	214

Total other income by operating segment	$669	$129	$798

For the Three Months Ended September 30, 2023 (As Restated)
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$337	$23	$360
Protection products revenue	42	—	42
Transaction processing revenue	—	82	82
Other income	2	19	21

Total other income subject to ASC 606(2)	381	124	505
Other income not subject to ASC 606
Loan fee income	194	—	194
Other income	—	6	6

Total other income not subject to ASC 606	194	6	200
Total other income by operating segment	$575	$130	$705

For the Nine Months Ended September 30, 2024
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$1,044	$77	$1,121
Protection products revenue	126	—	126
Transaction processing revenue	—	262	262
Other income	112	245	357
Total other income subject to ASC 606(2)	1,282	584	1,866
Other income not subject to ASC 606

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Loan fee income	619	—	619

Total other income not subject to ASC 606	619	—	619

Total other income by operating segment	$1,901	$584	$2,485

For the Nine Months Ended September 30, 2023 (As Restated)
Other income subject to ASC 606
Discount and interchange revenue, net(1)	$963	$64	$1,027
Protection products revenue	129	—	129
Transaction processing revenue	—	221	221
Other income	12	59	71

Total other income subject to ASC 606(2)	1,104	344	1,448
Other income not subject to ASC 606
Loan fee income	546	—	546
Other income (loss)	—	(11)	(11)

Total other income (loss) not subject to ASC 606	546	(11)	535

Total other income by operating segment	$1,650	$333	$1,983

(1)

Net of rewards, including Cashback Bonus rewards, of $779 million and $787 million for the three months ended September 30, 2024 and 2023, respectively, and $2.2 billion and $2.3 billion for the nine months ended September 30, 2024 and 2023, respectively.

(2)

Excludes $2 million and $3 million of deposit product fees that are reported within net interest income for the three months ended September 30, 2024 and 2023, respectively, and $6 million and $13 million for the nine months ended September 30, 2024 and 2023, respectively.

For a detailed description of the Company’s significant revenue recognition accounting policies, see Note 2: Summary of Significant Accounting Policies to the consolidated financial statements in the Company’s annual report on Form 10-K/A for the year ended December 31, 2023.

18. Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to September 30, 2024, and determined that there were no subsequent events that would require recognition or additional disclosure in the condensed consolidated financial statements.

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Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information and notes thereto have been prepared in accordance with Article 11 of Regulation S-X in order to give effect to the mergers (defined below), the Discover Student Loan Sale (defined below), and the related transaction accounting adjustments (pro forma adjustments) described in the accompanying notes.

On February 19, 2024, Capital One Financial Corporation, a Delaware corporation (“Capital One” or “the Company”), entered into an agreement and plan of merger (the “merger agreement”), by and among Capital One, Discover Financial Services, a Delaware corporation (“Discover”) and Vega Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which (a) Merger Sub will merge with and into Discover, with Discover as the surviving entity in the merger (the “merger”); (b) immediately following the merger, Discover, as the surviving entity, will merge with and into Capital One, with Capital One as the surviving entity in the second-step merger (the “second step merger” and together with the merger, the “mergers”); and (c) immediately following the second step merger, Discover Bank (“Discover Bank”), a Delaware-chartered and wholly owned subsidiary of Discover, will merge with and into Capital One’s wholly owned national bank subsidiary, Capital One National Association (“CONA”), with CONA as the surviving entity in the merger (the “CONA Bank Merger”).

Subject to the terms and conditions of the merger agreement, at the effective time of the merger (the “effective time”), each share of common stock, par value $0.01 per share, of Discover (“Discover common stock”) outstanding immediately prior to the effective time other than certain shares held by Capital One or Discover, will be converted into the right to receive 1.0192 shares (the “exchange ratio”) of common stock, par value $0.01 per share, of Capital One (“Capital One common stock”). Holders of Discover common stock will receive cash in lieu of fractional shares.

Subject to the terms and conditions of the merger agreement, at the effective time of the second step merger (the “second effective time”), (i) each share of Fixed-to-Floating Rate Non-Cumulative Perpetual preferred stock, Series C, par value $0.01 per share, of Discover (“Discover Series C preferred stock”) and (ii) each share of 6.125% Fixed-Rate Reset Non-Cumulative Perpetual preferred stock, Series D, par value $0.01 per share, of Discover (“Discover Series D preferred stock” and collectively with the Discover Series C preferred stock, the “Discover preferred stock”), outstanding immediately prior to the second effective time will be converted into the right to receive one share of an applicable newly created series of preferred stock of Capital One having terms that are not materially less favorable than the Discover Series C preferred stock or Discover Series D preferred stock, as applicable (“new Capital One preferred stock”).

Subject to the terms and conditions of the merger agreement, at the effective time, (i) each outstanding Discover restricted stock unit award will be converted into a corresponding award with respect to Capital One common stock, with the number of shares underlying such award adjusted based on the exchange ratio, and (ii) each outstanding Discover performance stock unit award will be converted into a cash-based award, with the number of shares underlying such award determined based on the greater of target and actual performance for awards for which more than one year of the performance period has elapsed, and target performance for awards for which one year or less of the performance period has elapsed, with the per share cash amount determined using the product of the exchange ratio and the average of the closing sale prices of Capital One common stock for the five trading days ending on the day preceding the closing date of the mergers. Each such converted Capital One award will otherwise continue to be subject to the same terms and conditions as applied to the corresponding Discover equity award.

On July 17, 2024, Discover Bank entered into a purchase agreement with Santiago Holdings, LP (“Santiago Holdings”), an Ontario limited partnership and an affiliate of each of Carlyle and KKR, pursuant to which Discover Bank agreed to sell its private student loan portfolio to Santiago Holdings in the Discover Student Loan Sale, with Firstmark Services, a division of Nelnet Inc., assuming responsibility for servicing the portfolio upon the sale. The cash purchase price payable to Discover Bank in the transaction reflects the principal balance of the private student loan portfolio and an additional premium, plus any outstanding accrued and unpaid interest at each applicable student loan sale closing. The Discover Student Loan Sale was completed in multiple closings, the last occurring on November 16, 2024. The first closing of the Discover Student Loan Sale occurred during the third quarter of 2024 (the “First Closing of the Discover Student Loan Sale”) and three additional closings occurred in the fourth quarter of 2024 (such additional closings, the “Additional Discover Student Loan Sale Closings”). The First Closing of the Discover Student Loan Sale resulted in Discover recognizing a one-time gain of $70 million during the nine months ended September 30, 2024.

The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2024 and the year ended December 31, 2023 combines the historical results of Capital One and Discover, giving effect to the mergers (including the issuance of shares of Capital One common stock and new Capital One preferred stock in the mergers) and the Discover Student Loan Sale, excluding the one-time gain of $70 million resulting from the First Closing of the Discover Student Loan Sale, as if those transactions had occurred on January 1, 2023, the first day of Capital One’s fiscal year 2023. The unaudited pro forma condensed combined balance sheet as of September 30, 2024 combines the historical consolidated balance sheets of Capital One and Discover as of September 30, 2024, giving effect to the mergers (including the issuance of shares of Capital One common stock and new Capital One preferred stock in the mergers) and the Additional Discover Student Loan Sale Closings as if those transactions had occurred on September 30, 2024.

The historical consolidated financial statements of Capital One and Discover have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are necessary to account for the mergers (including the issuance of shares of Capital One common stock and new Capital One preferred stock in the mergers) and the Discover Student Loan Sale, excluding the one-time impact of the First Closing of the Discover Student Loan Sale, in accordance with U.S. GAAP. Certain reclassifications have also been made to conform the historical financial statement presentation of Discover to that of Capital One. The unaudited pro forma adjustments are based upon available information and certain assumptions that Capital One believes are reasonable. The following unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings due to operating efficiencies, or any other business changes or synergies that may result from the mergers or the Discover Student Loan Sale.

The following unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

the separate historical unaudited consolidated financial statements of Capital One as of and for the nine months ended September 30, 2024, and the related notes, included in Capital One’s Quarterly Report on Form 10-Q for the quarter and the nine months ended September 30, 2024;

•

the separate historical unaudited consolidated financial statements of Discover as of and for the nine months ended September 30, 2024, and the related notes, included in Discover’s Quarterly Report on Form 10-Q for the quarter and the nine months ended September 30, 2024;

•

the separate historical audited consolidated financial statements of Capital One as of and for the fiscal year ended December 31, 2023, and the related notes, included in Capital One’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023; and

•

the separate historical audited consolidated financial statements of Discover as of and for the fiscal year ended December 31, 2023, and the related notes, included in Amendment No. 1 to Discover’s Annual Report on Form 10-K/A for the year ended December 31, 2023.

1

Accounting for the Mergers

The mergers are being accounted for as a business combination using the acquisition method with Capital One as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805 (“ASC 805”), Business Combinations. Under this method of accounting, the aggregate purchase consideration will be allocated to Discover’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the mergers. The process of valuing the net assets of Discover immediately prior to the mergers, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the estimated fair value of the purchase consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision until a final determination of fair value of the assets acquired and liabilities assumed is performed. For more information, see “Note 1—Basis of Presentation”.

Generally, and unless indicated otherwise, financial data included in the unaudited pro forma condensed combined financial information is presented in millions of U.S. Dollars and has been prepared on the basis of U.S. GAAP and Capital One’s accounting policies.

The unaudited pro forma condensed combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the mergers (including the issuance of shares of Capital One common stock and new Capital One preferred stock in the mergers) and the Additional Discover Student Loan Sale Closings had been completed on the dates set forth above, nor is it indicative of the future results or financial position of Capital One following the mergers and the Additional Discover Student Loan Sale Closings. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. To the extent information was publicly available, such preliminary fair value estimates were corroborated against readily available information, inclusive of fair value marks disclosed on comparable portfolios of financial assets and liabilities. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2024

($ in millions)

	Capital One Historical	Discover Reclassed (Note 2)	Discover Student Loan Sale Transaction Accounting Adjustments	Note 4	Adjusted Discover Reclassed	Mergers Transaction Accounting Adjustments	Note 6	Pro Forma Combined
Assets:
Cash and cash equivalents
Cash and due from banks	$3,976	$925	$9,265	(a)	$10,190	$(117)	(a)	$14,049
Interest-bearing deposits and other short-term investments	45,322	9,862	—		9,862	—		55,184

Total cash and cash equivalents	49,298	10,787	9,265		20,052	(117)		69,233
Restricted cash for securitization investors	421	36	—		36	—		457
Securities available for sale	83,500	14,865	—		14,865	(15)	(b)	98,350
Loans held for investment:
Unsecuritized loans held for investment	292,061	89,866	—		89,866	944	(c)	382,871
Loans held in consolidated trusts	28,182	28,643	—		28,643	937	(d)	57,762

Total loans held for investment	320,243	118,509	—		118,509	1,881		440,633
Allowance for credit losses	(16,534)	(8,512)	—		(8,512)	—	(e)	(25,046)

Net loans held for investment	303,709	109,997	—		109,997	1,881		415,587
Loans held for sale	96	8,484	(8,484)	(b)	—	—		96
Premises and equipment, net	4,440	1,085	—		1,085	—		5,525
Interest receivable	2,577	1,309	(372)	(c)	937	—		3,514
Goodwill	15,083	255	—		255	15,257	(f)	30,595
Other assets	27,309	4,797	—		4,797	7,541	(g)	39,647

Total assets	$486,433	$151,615	$409		$152,024	$24,547		$663,004

Liabilities:
Interest payable	$705	$396	$—		$396	$—		$1,101
Deposits:
Non-interest-bearing deposits	26,378	1,496	—		1,496	—		27,874
Interest-bearing deposits	327,253	108,356	—		108,356	262	(h)	435,871

Total deposits	353,631	109,852	—		109,852	262		463,745
Securitized debt obligations	15,881	9,307	(54)	(d)	9,253	(55)	(i)	25,079
Other debt:
Federal funds purchased and securities loaned or sold under agreements to repurchase	520	—	—		—	—		520
Senior and subordinated notes	32,911	7,822	—		7,822	173	(j)	40,906
Other borrowings	24	1,048	—		1,048	—		1,072

Total other debt	33,455	8,870	—		8,870	173		42,498
Other liabilities	19,836	6,081	112	(e)	6,193	(28)	(k)	26,001

Total liabilities	423,508	134,506	58		134,564	352		558,424

Stockholders’ equity:
Preferred stock	—	—	—		—	—	(l)	—
Common stock	7	6	—		6	(3)	(l)	10
Additional paid-in capital, net	36,216	5,689	—		5,689	40,354	(l)	82,259
Retained earnings	63,698	32,469	351	(f)	32,820	(37,211)	(l)	59,307
Accumulated other comprehensive loss	(6,287)	17	—		17	(17)	(l)	(6,287)
Treasury stock, at cost	(30,709)	(21,072)	—		(21,072)	21,072	(l)	(30,709)

Total stockholders’ equity	62,925	17,109	351		17,460	24,195		104,580
Total liabilities and stockholders’ equity	$486,433	$151,615	$409		$152,024	$24,547		$663,004

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

3

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Nine Months Ended September 30, 2024

($ in millions, except share and per share data)

	Capital One Historical	Discover Reclassed (Note 2)	Discover Student Loan Sale Transaction Accounting Adjustments	Note 5	Adjusted Discover Reclassed	Mergers Transaction Accounting Adjustments	Note 7	Pro Forma Combined
Interest income:
Loans, including loans held for sale	$30,460	$14,172	$(764)	(a)	$13,408	$(312)	(a)	$43,556
Investment securities	2,120	379	—		379	—		2,499
Other	1,737	480	—		480	—		2,217

Total interest income	34,317	15,031	(764)		14,267	(312)		48,272

Interest expense:
Deposits	8,631	3,622	—		3,622	(65)	(b)	12,188
Securitized debt obligations	753	—	—		—	14	(c)	767
Senior and subordinated notes	1,793	729	—		729	(44)	(d)	2,478
Other borrowings	30	14	—		14	—		44

Total interest expense	11,207	4,365	—		4,365	(95)		15,477

Net interest income	23,110	10,666	(764)		9,902	(217)		32,795
Provision for credit losses	9,074	3,709	(53)	(b)	3,656	—	(e)	12,730

Net interest income after provision for credit losses	14,036	6,957	(711)		6,246	(217)		20,065

Non-interest income:
Interchange fees, net	3,622	1,121	—		1,121	—		4,743
Service charges and other customer-related fees	1,422	1,007	—		1,007	—		2,429
Net securities gains (losses)	(35)	—	—		—	—		(35)
Other	803	357	—	(c)	357	—		1,160

Total non-interest income	5,812	2,485	—		2,485	—		8,297

Non-interest expense:
Salaries and associate benefits	7,069	2,032	—		2,032	—		9,101
Occupancy and equipment	1,692	68	—		68	—		1,760
Marketing	3,187	771	—		771	—		3,958
Professional services	980	911	—		911	—	(f)	1,891
Communications and data processing	1,064	527	—		527	—		1,591
Amortization of intangibles	58	—	—		—	1,661	(g)	1,719
Other	1,347	761	—		761	—		2,108

Total non-interest expense	15,397	5,070	—		5,070	1,661		22,128

Income from continuing operations before income taxes	4,451	4,372	(711)		3,661	(1,878)		6,234
Income tax provision	797	1,128	(172)	(d)	956	(455)	(h)	1,298

Net income	3,654	3,244	(539)		2,705	(1,423)		4,936

Dividends and undistributed earnings allocated to participating securities	(60)	(20)	—		(20)	—		(80)
Preferred stock dividends	(171)	(62)	—		(62)	—		(233)

Net income (loss) available to common stockholders	$3,423	$3,162	$(539)		$2,623	$(1,423)		$4,623

Basic earnings (loss) per share	$8.94						(i)	$7.24

Diluted earnings (loss) per share	$8.92						(i)	$7.23

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

4

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2023

($ in millions, except share and per share data)

	Capital One Historical	Discover Reclassed (Note 2)	Discover Student Loan Sale Transaction Accounting Adjustments	Note 5	Adjusted Discover Reclassed	Mergers Transaction Accounting Adjustments	Note 7	Pro Forma Combined
Interest income:
Loans, including loans held for sale	$37,410	$16,953	$(1,033)	(a)	$15,920	$(1,052)	(a)	$52,278
Investment securities	2,550	449	—		449	—		2,999
Other	1,978	443	—		443	—		2,421

Total interest income	41,938	17,845	(1,033)		16,812	(1,052)		57,698

Interest expense:
Deposits	9,489	3,886	—		3,886	(87)	(b)	13,288
Securitized debt obligations	959	—	—		—	18	(c)	977
Senior and subordinated notes	2,204	855	—		855	(58)	(d)	3,001
Other borrowings	45	5	—		5	—		50

Total interest expense	12,697	4,746	—		4,746	(127)		17,316

Net interest income	29,241	13,099	(1,033)		12,066	(925)		40,382
Provision for credit losses	10,426	6,018	(152)	(b)	5,866	5,675	(e)	21,967

Net interest income after provision for credit losses	18,815	7,081	(881)		6,200	(6,600)		18,415

Non-interest income:
Interchange fees, net	4,793	1,381	—		1,381	—		6,174
Service charges and other customer-related fees	1,667	1,238	—		1,238	—		2,905
Net securities gains (losses)	(34)	—	—		—	—		(34)
Other	1,120	76	463	(c)	539	—		1,659

Total non-interest income	7,546	2,695	463		3,158	—		10,704

Non-interest expense:
Salaries and associate benefits	9,302	2,434	—		2,434	—		11,736
Occupancy and equipment	2,160	89	—		89	—		2,249
Marketing	4,009	1,164	—		1,164	—		5,173
Professional services	1,268	1,041	—		1,041	117	(f)	2,426
Communications and data processing	1,383	608	—		608	—		1,991
Amortization of intangibles	82	—	—		—	2,580	(g)	2,662
Other	2,112	803	—		803	—		2,915

Total non-interest expense	20,316	6,139	—		6,139	2,697		29,152

Income from continuing operations before income taxes	6,045	3,637	(418)		3,219	(9,297)		(33)
Income tax provision	1,158	841	(101)	(d)	740	(2,249)	(h)	(351)

Net income	4,887	2,796	(317)		2,479	(7,048)		318

5

	Capital One Historical	Discover Reclassed (Note 2)	Discover Student Loan Sale Transaction Accounting Adjustments	Note 5	Adjusted Discover Reclassed	Mergers Transaction Accounting Adjustments	Note 7	Pro Forma Combined
Dividends and undistributed earnings allocated to participating securities	(77)	(19)	—		(19)	—		(96)
Preferred stock dividends	(228)	(62)	—		(62)	—		(290)

Net income (loss) available to common stockholders	$4,582	$2,715	$(317)		$2,398	$(7,048)		$(68)

Basic earnings (loss) per share	$11.98						(i)	$(0.11)

Diluted earnings (loss) per share	$11.95						(i)	$(0.11)

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

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NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Article 11 of Regulation S-X.

As discussed in Note 2, certain reclassifications were made to align Discover’s historical financial statement presentation with that of Capital One. Capital One is currently in the process of evaluating Discover’s accounting policies with the information currently available and has determined that no significant adjustments are necessary to conform Discover’s financial statements to the accounting policies used by Capital One. Therefore, the only changes noted herein are those related to presentation. As a result of this ongoing review and as more information becomes available, additional differences could be identified between the accounting policies of the two companies until finalized upon completion of the mergers.

The unaudited pro forma condensed combined financial information relating to the mergers was prepared using the acquisition method of accounting in accordance with ASC 805, with Capital One as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical financial statements of Capital One and Discover. Under ASC 805, assets acquired and liabilities assumed in a business combination are generally recognized and measured at their fair values as of the acquisition date, while transaction costs associated with the business combination are expensed as incurred. The excess of purchase consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. The unaudited pro forma condensed combined financial information also reflects the removal of the Discover student loans portfolio and related activity consistent with the terms of the Discover Student Loan Sale.

The allocation of the aggregate purchase consideration depends upon certain estimates and assumptions, all of which are preliminary. As of January 6, 2025, Capital One has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of Discover’s assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain Discover assets and liabilities are presented at their respective carrying amounts and should therefore be treated as preliminary. A final determination of the fair value of Discover’s assets and liabilities will be based on Discover’s actual assets and liabilities as of the closing date of the mergers and, therefore, cannot be made prior to the consummation of the mergers. The allocation of the aggregate purchase consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the mergers could differ materially from the preliminary allocation of aggregate purchase consideration. The final valuation will be based on the actual net tangible and intangible assets of Discover existing at the acquisition date. As of September 30, 2024, Discover had not completed the Additional Discover Student Loan Sale Closings. As such, the sale consideration received for the Additional Discover Student Loan Sale Closings as well as any respective gains on sale was based on estimates and assumptions as of September 30, 2024. These estimates will differ from the final sale consideration, as the final sale consideration was based on principal balances plus any outstanding accrued and unpaid interest at each applicable student loan sale closing.

The unaudited pro forma condensed combined balance sheet, as of September 30, 2024, and the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2024 and the year ended December 31, 2023, presented herein, are based on the historical financial statements of Capital One and Discover adjusted for the Discover Student Loan Sale, excluding the one-time impact of the First Closing of the Discover Student Loan Sale. The unaudited pro forma condensed combined balance sheet as of September 30, 2024, is presented as if Capital One’s acquisition of Discover and the Additional Discover Student Loan Sale Closings had occurred on September 30, 2024 and combines the historical balance sheet of Capital One as of

7

September 30, 2024 with the historical balance sheet of Discover as of September 30, 2024, as adjusted for the Additional Discover Student Loan Sale Closings. The unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2024 and the year ended December 31, 2023 have been prepared as if the mergers and the Discover Student Loan Sale, excluding the one-time impact of the First Closing of the Discover Student Loan Sale, had occurred on January 1, 2023 and combines Capital One’s historical statements of income for the nine months ended September 30, 2024 and the year ended December 31, 2023 with Discover’s historical statements of income for the nine months ended September 30, 2024 and the year ended December 31, 2023, respectively, in each case as adjusted for the Discover Student Loan Sale.

As noted previously, the unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the mergers or the Discover Student Loan Sale or any acquisition and integration costs that may be incurred. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that Capital One believes are reasonable under the circumstances. There are no material transactions between Capital One and Discover during the period presented. Accordingly, no adjustments are necessary to eliminate any such transactions.

Note 2 – Conforming Accounting Policies and Reclassification Adjustments

During the preparation of this unaudited pro forma condensed combined financial information, Capital One performed a preliminary analysis of Discover’s financial information to identify differences in accounting policies as compared to those of Capital One and differences in financial statement presentation as compared to the presentation of Capital One. With the information currently available, Capital One is not aware of any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial statements. However, certain reclassification adjustments have been made to conform Discover’s historical financial statement presentation to Capital One’s historical financial statement presentation. Following the completion of the mergers, or as more information becomes available, Capital One will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

A.

The following items represent certain reclassification adjustments to conform Discover’s Historical Consolidated Balance Sheet presentation to Capital One’s Historical Consolidated Balance Sheet presentation, which have no impact on net assets and are summarized below (in millions):

Capital One Historical Consolidated Balance Sheet Line Items	Discover Historical Consolidated Balance Sheet Line Items	Discover As of September 30, 2024	Reclassification	Note 2A	Discover Reclassed As of September 30, 2024
Assets:
Cash and cash equivalents:
Cash and due from banks		$—	$925	(i)	$925
Interest-bearing deposits and other short-term investments		—	9,862	(i)	9,862
	Cash and cash equivalents	10,787	(10,787)	(i)	—

Total cash and cash equivalents		10,787	—		10,787

Restricted cash for securitization investors	Restricted cash	36	—		36
Securities available for sale	Investment securities	14,865	—		14,865

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Capital One Historical Consolidated Balance Sheet Line Items	Discover Historical Consolidated Balance Sheet Line Items	Discover As of September 30, 2024	Reclassification	Note 2A	Discover Reclassed As of September 30, 2024
Loans held for investment:
Unsecuritized loans held for investment		—	89,866	(ii)	89,866
Loans held in consolidated trusts		—	28,643	(ii)	28,643
	Loan portfolio	118,509	(118,509)	(ii)	—

Total loans held for investment		118,509	—		118,509
Allowance for credit losses	Allowance for credit losses	(8,512)	—		(8,512)

Net loans held for investment		109,997	—		109,997
Loans held for sale	Loans held-for-sale	8,484	—		8,484
Premises and equipment, net	Premises and equipment, net	1,085	—		1,085
Interest receivable		—	1,309	(iii)	1,309
Goodwill	Goodwill	255	—		255
Other assets	Other assets	5,371	(574)	(iii), (iv)	4,797
	Other short-term investments	735	(735)	(iv)	—

Total assets		$151,615	$—		$151,615

Liabilities:
Interest payable		$—	$396	(v)	$396
Deposits:
Non-interest-bearing deposits	Non-interest-bearing deposit accounts	1,496	—		1,496
Interest-bearing deposits	Interest-bearing deposit accounts	108,356	—		108,356

Total deposits		109,852	—		109,852
Securitized debt obligations	Short-term borrowings	750	8,557	(vii)	9,307
Other debt:
Federal funds purchased and securities loaned or sold under agreements to repurchase		—	—		—
Senior and subordinated notes	Long-term borrowings	17,427	(9,605)	(vi), (vii)	7,822
Other borrowings		—	1,048	(vi)	1,048

Total other debt		17,427	(8,557)		8,870
Other liabilities	Accrued expenses and other liabilities	6,477	(396)	(v)	6,081

Total liabilities		134,506	—		134,506

Stockholders’ equity:
Preferred stock	Preferred Stock	1,056	(1,056)	(viii)	—
Common stock	Common Stock	6	—		6

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Capital One Historical Consolidated Balance Sheet Line Items	Discover Historical Consolidated Balance Sheet Line Items	Discover As of September 30, 2024	Reclassification	Note 2A	Discover Reclassed As of September 30, 2024
Additional paid-in capital, net	Additional paid-in capital	4,633	1,056	(viii)	5,689
Retained earnings	Retained earnings	32,469	—		32,469
Accumulated other comprehensive loss	Accumulated other comprehensive loss	17	—		17
Treasury stock, at cost	Treasury stock, at cost	(21,072)	—		(21,072)

Total stockholders’ equity		17,109	—		17,109

Total liabilities and stockholders’ equity		$151,615	$—		$151,615

i.

To reclassify Discover’s Cash and cash equivalents balance into the two component line items presented by Capital One (Cash and due from banks and Interest-bearing deposits and other short-term investments).

ii.	To reclassify Discover’s Loan portfolio balance into the two component line items presented by Capital One (Unsecuritized loans held for investment and Loans held in consolidated trusts).

iii.	To reclassify $1,309 million of accrued interest receivable within Other assets to Interest receivable.

iv.	To reclassify $735 million of Other short-term investments to Other Assets.

v.	To reclassify $396 million of accrued interest payable within Other liabilities to Interest payable.

vi.	To reclassify $1,048 million of Federal Home Loan Bank advances from Senior and subordinated notes to Other borrowings.

vii.	To reclassify $8,557 million of Long-term borrowings to Securitized debt obligations.

viii.	To reclassify $1,056 million of the excess Preferred stock over par, $0.01 per share, to Additional paid-in capital, net.

B.

The following items represent certain reclassification adjustments to conform Discover’s Historical Consolidated Statement of Income presentation for the nine months ended September 30, 2024 to Capital One’s Historical Consolidated Statement of Income presentation for the nine months ended September 30, 2024, which have no impact on Net income and are summarized below (in millions):

Capital One Historical Consolidated Statement of Income Line Items	Discover Historical Consolidated Statement of Income Line Items	Discover Nine Months Ended September 30, 2024	Reclassification	Note 2B	Discover Reclassed Nine Months Ended September 30, 2024
Interest income:	Interest income
Loans, including loans held for sale	Credit card loans	$11,989	$2,183	(i)	$14,172
	Other loans, including loans held-for-sale	2,183	(2,183)	(i)	—
Investment securities	Investment securities	379	—		379
Other	Other interest income	480	—		480

Total interest income	Total interest income	15,031	—		15,031

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Capital One Historical Consolidated Statement of Income Line Items	Discover Historical Consolidated Statement of Income Line Items	Discover Nine Months Ended September 30, 2024	Reclassification	Note 2B	Discover Reclassed Nine Months Ended September 30, 2024
Interest expense:	Interest expense
Deposits	Deposits	3,622	—		3,622
Securitized debt obligations		—	—		—
Senior and subordinated notes	Long-term borrowings	729	—		729
Other borrowings	Short-term borrowings	14	—		14

Total interest expense		4,365	—		4,365

Net interest income	Net interest income	10,666	—		10,666
Provision for credit losses	Provision for credit losses	3,709	—		3,709

Net interest income after provision for credit losses	Net interest income after provision for credit losses	6,957	—		6,957

Non-interest income:	Other income
Interchange fees, net	Discount and interchange revenue, net	1,121	—		1,121
Service charges and other customer-related fees		—	1,007	(ii)	1,007
	Protection products revenue	126	(126)	(ii)	—
	Loan fee income	619	(619)	(ii)	—
	Transaction processing revenue	262	(262)	(ii)	—
Net securities gains (losses)		—	—		—
Other	Other income	357	—		357
	Gains (losses) on equity investments	—	—		—

Total non-interest income	Total other income	2,485	—		2,485

Non-interest expense:	Other expense
Salaries and associate benefits	Employee compensation and benefits	2,032	—		2,032
Occupancy and equipment	Premises and equipment	68	—		68
Marketing	Marketing and business development	771	—		771
Professional services	Professional fees	911	—		911
Communications and data processing	Information processing and communications	527	—		527

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Capital One Historical Consolidated Statement of Income Line Items	Discover Historical Consolidated Statement of Income Line Items	Discover Nine Months Ended September 30, 2024	Reclassification	Note 2B	Discover Reclassed Nine Months Ended September 30, 2024
Amortization of intangibles		—	—		—
Other	Other expense	761	—		761

Total non-interest expense	Total other expense	5,070	—		5,070

Income from continuing operations before income taxes	Income before income taxes	4,372	—		4,372
Income tax provision	Income tax expense	1,128	—		1,128

Net Income	Net Income	3,244	—		3,244
Dividends and undistributed earnings allocated to participating securities	Income allocated to participating securities	(20)	—		(20)
Preferred stock dividends	Preferred stock dividends	(62)	—		(62)

Net income available to common stockholders	Net income allocated to common stockholders	$3,162	$—		$3,162

C.

The following items represent certain reclassification adjustments to conform Discover’s Historical Consolidated Statement of Income presentation for the year ended December 31, 2023 to Capital One’s Historical Consolidated Statement of Income presentation for the year ended December 31, 2023, which have no impact on Net income and are summarized below (in millions):

Capital One Historical Consolidated Statement of Income Line Items	Discover Historical Consolidated Statement of Income Line Items	Discover Year Ended December 31, 2023	Reclassification	Note 2C	Discover Reclassed Year Ended December 31, 2023
Interest income:	Interest income
Loans, including loans held for sale	Credit card loans	$14,438	$2,515	(i)	$16,953
	Other loans	2,515	(2,515)	(i)	—
Investment securities	Investment securities	449	—		449
Other	Other interest income	443	—		443

Total interest income	Total interest income	17,845	—		17,845

Interest expense:	Interest expense
Deposits	Deposits	3,886	—		3,886
Securitized debt obligations		—	—		—
Senior and subordinated notes	Long-term borrowings	855	—		855

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Capital One Historical Consolidated Statement of Income Line Items	Discover Historical Consolidated Statement of Income Line Items	Discover Year Ended December 31, 2023	Reclassification	Note 2C	Discover Reclassed Year Ended December 31, 2023
Other borrowings	Short-term borrowings	5	—		5

Total interest expense		4,746	—		4,746

Net interest income	Net interest income	13,099	—		13,099
Provision for credit losses	Provision for credit losses	6,018	—		6,018

Net interest income after provision for credit losses	Net interest income after provision for credit losses	7,081	—		7,081

Non-interest income:	Other income
Interchange fees, net	Discount and interchange revenue, net	1,381	—		1,381
Service charges and other customer-related fees		—	1,238	(ii)	1,238
	Protection products revenue	172	(172)	(ii)	—
	Loan fee income	763	(763)	(ii)	—
	Transaction processing revenue	303	(303)	(ii)	—
Net securities gains (losses)		—	—		—
Other	Other income	85	(9)	(iii)	76
	(Losses) gains on equity investments	(9)	9	(iii)	—

Total non-interest income	Total other income	2,695	—		2,695

Non-interest expense:	Other expense
Salaries and associate benefits	Employee compensation and benefits	2,434	—		2,434
Occupancy and equipment	Premises and equipment	89	—		89
Marketing	Marketing and business development	1,164	—		1,164
Professional services	Professional fees	1,041	—		1,041
Communications and data processing	Information processing and communications	608	—		608
Amortization of intangibles		—	—		—
Other	Other expense	803	—		803

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Capital One Historical Consolidated Statement of Income Line Items	Discover Historical Consolidated Statement of Income Line Items	Discover Year Ended December 31, 2023	Reclassification	Note 2C	Discover Reclassed Year Ended December 31, 2023
Total non-interest expense	Total other expense	6,139	—		6,139

Income from continuing operations before income taxes	Income before income taxes	3,637	—		3,637
Income tax provision	Income tax expense	841	—		841

Net Income	Net Income	2,796	—		2,796
Dividends and undistributed earnings allocated to participating securities	Income allocated to participating securities	(19)	—		(19)
Preferred stock dividends	Preferred stock dividends	(62)	—		(62)

Net income available to common stockholders	Net income allocated to common stockholders	$2,715	$—		$2,715

i.	To reclassify Interest income from Other loans, including loans held-for-sale to Interest income from Loans, including loans held for sale.

ii.	To reclassify Protection products revenue, Loan fee income, and Transaction processing revenue to Service charges and other customer-related fees.

iii.	To reclassify (Losses) gains on equity investments to Other within Non-interest income.

Note 3 – Preliminary Purchase Price Allocation

Estimated preliminary purchase consideration

The following table summarizes the determination of the preliminary estimated purchase consideration for Discover.

(in millions, except share and per share data)	Amount
Share consideration:
Shares of Discover common stock issued and outstanding immediately prior to the mergers (i)	251,292,912
Exchange ratio (ii)	1.0192

Estimated number of shares of Capital One common stock to be issued in the mergers	256,117,736
Price per share of Capital One common stock as of December 19, 2024	$175.66

Estimated fair value of consideration for outstanding common stock	44,990
Estimated fair value of consideration for preferred stock (iii)	1,056

Estimated fair value of preliminary purchase price consideration	$46,046

i.

Assumed based on Discover’s shares of common stock issued and outstanding as of December 19, 2024 with the addition of select Discover RSU awards that will fully vest in connection with the mergers and be settled in shares of Discover common stock. See the section entitled “The Mergers—Interests of Discover’s Directors and Executive Officers in the Mergers—Treatment of Discover Equity Awards” beginning on page 96 of our joint proxy statement/prospectus, filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2025, for additional information. Any change in control

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payments with a dual trigger requires both a change in control and a qualifying termination event to occur. Based on the preliminary analysis and public information available, Capital One believes the impact of the replacement stock compensation awards and change in control payments are immaterial to the total estimated preliminary purchase price consideration and therefore no adjustment, other than the RSU adjustment described above, is reflected.

ii.	Exchange ratio pursuant to the terms of the merger agreement.

iii.

In connection with the mergers, the Discover series C preferred stock and the Discover series D preferred stock will be converted into the right to receive new Capital One preferred stock. There is currently not sufficient and reliable information available for Capital One to complete the analysis and calculations in sufficient detail necessary to determine whether any adjustment to the current carrying value is reasonable. The estimate is subject to change as further information is obtained and a detailed analysis can be conducted. Capital One performed a sensitivity analysis of the potential difference between carrying value and fair value and determined it to be not significant for the purpose of these unaudited pro forma condensed combined financial information.

The value of the purchase consideration to be paid by Capital One in shares of Capital One common stock and new Capital One preferred stock upon the consummation of the mergers will be determined based on the closing price of Capital One common stock and new Capital One preferred stock on the closing date and the number of issued and outstanding shares of Discover common stock and Discover preferred stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and these differences may be material. The preliminary estimated purchase consideration could significantly differ from the amounts presented due to movements in Capital One share price up to the closing date. A sensitivity analysis related to the fluctuation in Capital One share price was performed to assess the impact a hypothetical change of 10% on the closing price of Capital One common stock and carrying value of Discover preferred stock on December 19, 2024 would have on the estimated preliminary aggregate purchase consideration and its impact on the preliminary goodwill as of the closing date:

	Share Price	Estimated Consideration (Equity Portion)	Preliminary Goodwill Impact
Capital One common stock:
10% increase	$193.23	$49,490	$4,500
10% decrease	$158.09	$40,490	$(4,500)
New Capital One preferred stock:
10% increase		$1,162	$106
10% decrease		$950	$(106)

Preliminary purchase consideration allocation

The assumed accounting for the mergers, including the preliminary purchase price consideration, is based on provisional amounts as the associated purchase accounting will not be finalized until after the mergers have occurred. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon preliminary estimates of fair value. The final determination of the estimated fair values, the assets’ useful lives, and the amortization methods are dependent upon certain valuations and other analyses that have not yet been completed. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that Capital One believes are reasonable under the circumstances. The purchase price adjustments relating to the Discover and Capital One combined financial information are preliminary and subject to change, as additional information becomes available and as additional analyses are performed.

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The following table summarizes the allocation of the preliminary purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Discover, as if the Additional Discover Student Loan Sale Closings had occurred on September 30, 2024, and the mergers completed immediately thereafter, with the excess recorded to Goodwill:

(in millions)	Amount
Preliminary fair value of assets acquired:
Cash and cash equivalents and Restricted cash for securitization investors	$20,088
Securities available for sale	14,850
Loans held for investment, net of Allowance for credit losses	117,553
Premises and equipment	1,085
Interest receivable	937
Intangible assets	10,423
Other assets	542

Preliminary fair value of liabilities assumed:
Interest payable	396
Non-interest-bearing deposits	1,496
Interest-bearing deposits	108,618
Securitized debt obligations	9,198
Senior and subordinated notes	7,995
Other borrowings and other liabilities	7,241

Preliminary fair value of net assets acquired	30,534

Preliminary Goodwill	15,512

Estimated preliminary purchase price consideration	$46,046

Note 4 – Discover Student Loan Sale Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The following pro forma adjustments have been reflected in the Discover Student Loan Sale Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2024. All adjustments are based on available information and certain assumptions that Capital One believes are reasonable under the circumstances.

(a) Represents an adjustment of $9.3 billion to Cash and due from banks to reflect estimated cash proceeds for the Additional Discover Student Loan Sale Closings as if they had occurred on September 30, 2024. This amount represents an assumed $8.9 billion cash purchase price for the remaining Discover student loans and $387 million of accrued interest receivable as of September 30, 2024. The Additional Discover Student Loan Sale Closings were completed on November 16, 2024. The actual cash proceeds were based on the outstanding principal balances and an additional premium, plus any outstanding accrued and unpaid interest at each applicable student loan closing.

(b) Represents an adjustment of $(8,484) million to Loans held for sale as a result of the Additional Discover Student Loan Sale Closings.

(c) Represents an adjustment of $(372) million to Interest receivable as a result of the Additional Discover Student Loan Sale Closings.

(d) Represents an adjustment of $(54) million to Securitized debt obligations as a result of the Additional Discover Student Loan Sale Closings.

(e) Represents an adjustment of $112 million to Other liabilities to reflect the increase in taxes payable as a result of Additional Discover Student Loan Sale Closings. The estimated tax impact was calculated by using a statutory

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tax rate of 24.2% for the nine months ended September 30, 2024. The actual tax benefit realized may differ based on the amount and nature of the gain on the sale.

(f) Represents an adjustment to Retained earnings consisting of the following to reflect the impact of the Additional Discover Student Loan Sale Closings:

(in millions)	Amount
Retained Earnings Impact
Gain on sale of student loans	$463
Tax impact of gain on sale of student loans	(112)

Total Retained Earnings Impact	$351

Note 5 – Discover Student Loan Sale Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income

The following pro forma adjustments have been included in the Discover Student Loan Sale Transaction Accounting Adjustments columns to give effect as if the Discover Student Loan Sale, excluding the one-time impact of the First Closing of the Discover Student Loan Sale, had been completed on January 1, 2023 in the accompanying unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2024, and the year ended December 31, 2023. All adjustments are based on available information and certain preliminary assumptions that Capital One believes are reasonable under the circumstances.

(a) Represents an adjustment of $(764) million and $(1,033) million for the nine months ended September 30, 2024, and the year ended December 31, 2023, respectively, to Interest income as a result of the Discover Student Loan Sale.

(b) Represents an adjustment of $(53) million, excluding the one-time impact from the reclassification from Unsecuritized loans held for investment to Loans held for sale of $823 million, and $(152) million for the nine months ended September 30, 2024 and the year ended December 31, 2023, respectively, to Provision for credit losses as a result of the Discover Student Loan Sale.

(c) Represents a one-time adjustment of $463 million for the year ended December 31, 2023, to Other non-interest income to reflect the gain on sale as a result of the Discover Student Loan Sale. As noted in the introduction, the First Closing of the Discover Student Loan Sale resulted in a one-time gain of $70 million. This impact is contained within the separate historical unaudited consolidated financial statements of Discover for the nine months ended September 30, 2024 and therefore excluded from this adjustment.

(d) Represents an adjustment to record the estimated income tax impact from the Discover Student Loan Sale Transaction Accounting Adjustments utilizing a statutory income tax rate in effect of 24.2% for the nine months ended September 30, 2024 and the year ended December 31, 2023, respectively. The effective tax rate of Capital One following the mergers could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the pro forma tax rate will likely vary from the actual effective rate in periods subsequent to completion of the mergers. Adjustments to record the estimated income tax impact of the pro forma adjustments consist of the following:

(in millions)	For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
Tax Impact
Gain on sale of student loans	$—	$112
Removal of Provision for credit losses from Discover’s historical results	13	37
Change in income from the Discover Student Loan Sale	(185)	(250)

Total Tax Impact	$(172)	$(101)

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Note 6 – Mergers Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The following pro forma adjustments have been reflected in the Mergers Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2024. All adjustments are based on preliminary assumptions and valuations, which are subject to change.

(a) Represents an adjustment of $(117) million to Cash and due from banks for the payment of expected transaction costs related to the mergers for legal fees, advisory services, and accounting and other professional fees.

(b) Represents an adjustment of $(15) million to Securities available for sale to reflect the estimated fair value of residential mortgage-backed securities which are classified as held-to-maturity by Discover. The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal fair value measurements for similar instruments. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(c) Represents adjustments to Unsecuritized loans held for investment consisting of the following:

(in millions)	Amount
Estimate of fair value related to current interest rates and liquidity	$5,730
Estimate of lifetime credit losses on acquired Unsecuritized loans held for investment	(7,178)

Net fair value pro forma adjustments	(1,448)
Gross up of credit mark on Purchase Credit Deteriorated (“PCD”) loans (see Note (e) below for allowance for credit losses)	2,392

Net pro forma transaction accounting adjustment to Unsecuritized loans held for investment	$944

The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal income approach. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(d) Represents adjustments to Loans held in consolidated trusts consisting of the following:

(in millions)	Amount
Estimate of fair value related to current interest rates and liquidity	$1,826
Estimate of lifetime credit losses on acquired Loans held in consolidated trusts	(1,334)

Net fair value pro forma adjustments	492
Gross up of credit mark on PCD loans (see Note (e) below for allowance for credit losses)	445

Net pro forma transaction accounting adjustment to Loans held in consolidated trusts	$937

The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal income approach. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

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(e) Represents adjustments to Allowance for credit losses consisting of the following:

(in millions)	Amount
Reversal of historical Discover Allowance for credit losses	$8,512
Establishment of the Allowance for credit losses for PCD loans’ estimated lifetime losses	(2,837)

Net pro forma transaction accounting adjustments to Allowance for credit losses	5,675
Establishment of the Allowance for credit losses for non-PCD loans’ estimated lifetime losses recognized through the provision for credit losses	(5,675)

Net change to Allowance for credit losses resulting from the mergers	$—

For purposes of this pro forma presentation, the non-PCD and PCD loan portfolios were estimated to have weighted-average lives of 3 years, and 1 year, respectively.

(f) Represents an adjustment to reflect the goodwill that would have been recorded if the mergers occurred on September 30, 2024:

(in millions)	Amount
Goodwill resulting from the mergers (Note 3)	$15,512
Less: Elimination of Discover’s historical Goodwill	(255)

Net pro forma transaction accounting adjustments to Goodwill	$15,257

(g) Represents adjustments to Other Assets consisting of the following:

(in millions)	Amount	Estimated Useful Life (Years)
Estimated Fair Value – Purchased Credit Card Relationships (i)	$10,049	7
Estimated Fair Value – Core Deposits (i)	374	10
Estimated deferred income taxes (ii)	(2,882)

Net pro forma transaction accounting adjustments to Other Assets	$7,541

(i)

The fair values for identifiable intangible assets are estimated using a market participant approach. The amount of intangibles following the mergers may differ significantly based upon the final assigned fair value of each identifiable intangible asset. As the preliminary estimated fair values could significantly differ from the amounts presented, a sensitivity analysis was performed to assess the impact of a hypothetical change of 10%. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the intangible assets by approximately $1,042 million.

(ii)

Represents an adjustment for the estimated tax impacts of the pro forma adjustments to deferred income taxes as a result of purchase accounting in the unaudited pro forma condensed combined balance sheet by using a statutory tax rate of 24.2% for the nine months ended September 30, 2024. The total effective tax rate of Capital One following the mergers could be significantly different depending on the post-acquisition geographical mix of income and other factors. Because the tax rate used for this unaudited pro forma condensed combined financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the mergers and those differences may be material. Components of the estimated deferred income taxes adjustment consist of the following:

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(in millions)	Amount
Deferred Tax Impact
Identifiable intangible assets	$(2,522)
Fair value adjustments for acquired financial assets and liabilities	327
Reversal of Discover historical Allowance for credit losses	(2,060)
Allowance for credit losses for non-PCD loans	1,373

Total Deferred Tax Impact	$(2,882)

(h) Represents an adjustment of $262 million to Interest bearing deposits to reflect the estimated fair value of Time deposits. The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal fair value measurements for similar instruments. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(i) Represents an adjustment of $(55) million to Securitized debt obligations to reflect the estimated fair value of long-term borrowings owed to securitization investors. The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal fair value measurements for similar instruments. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(j) Represents an adjustment of $173 million to Senior and subordinated notes to reflect the estimated fair value of other long-term borrowings. The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal fair value measurements for similar instruments. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(k) Represents adjustment of $(28) million to Other liabilities to reflect the estimated tax impact of the transaction costs in connection with the mergers described in Note 6 (a). The estimated tax impact was calculated by using a statutory tax rate of 24.2% for the nine months ended September 30, 2024. The actual tax benefit realized may differ based on the amount and nature of transaction costs actually incurred.

(l) Represents adjustments to Stockholders’ equity consisting of the following:

(in millions)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Treasury Stock
Pro forma transaction accounting adjustments:
Elimination of Discover’s adjusted historical equity balances	$—	$(6)	$(5,689)	$(32,820)	$(17)	$21,072
Issuance of shares of Capital One common stock	—	3	44,987	—	—	—
Issuance of shares of Capital One preferred stock	—	—	1,056	—	—	—
Establishment of the Allowance for credit losses for non-PCD loans net of tax	—	—	—	(4,302)	—	—
Represents transaction fees and expenses related to the mergers, net of tax	—	—	—	(89)	—	—

Net pro forma transaction accounting adjustments to equity	$—	$(3)	$40,354	$(37,211)	$(17)	$21,072

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Note 7 – Mergers Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income

The following pro forma adjustments have been included in the Mergers Transaction Accounting Adjustments columns to give effect as if the mergers had been completed on January 1, 2023 in the accompanying unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2024, and the year ended December 31, 2023:

(a) Represents adjustments to Interest income consisting of the following:

(in millions)	For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
Pro forma transaction accounting adjustments:
Amortization of fair value adjustments to Unsecuritized loans held for investments	$(115)	$(637)
Amortization of fair value adjustments to Loans held in consolidated trusts	(197)	(415)

Net pro forma transaction accounting adjustments to Loans, including loans held for sale	$(312)	$(1,052)

Pro forma amortization is preliminary and based on the use of straight-line amortization over 3 years and 1 year for non-PCD loans and PCD loans, respectively. The amount of amortization following the mergers may differ significantly between periods based upon the final value assigned and amortization methodology.

(b) Represents an adjustment of $(65) million and $(87) million for the nine months ended September 30, 2024, and the year ended December 31, 2023, respectively, to Deposits expense within Interest expense to reflect the amortization of fair value adjustments to Time deposits. Pro forma amortization is preliminary and based on the use of straight-line methodology, using an estimated useful life of three years.

(c) Represents an adjustment of $14 million and $18 million for the nine months ended September 30, 2024, and the year ended December 31, 2023, respectively, to Securitized debt obligation expense within Interest expense to reflect the accretion of fair value adjustment to Securitized debt obligations. Pro forma accretion is preliminary and based on the use of straight-line methodology, using an estimated useful life of three years.

(d) Represents an adjustment of $(44) million and $(58) million for the nine months ended September 30, 2024, and the year ended December 31, 2023, respectively, to Senior and subordinated notes expense within Interest expense to reflect the amortization of fair value adjustment to Senior and subordinated notes. Pro forma amortization is preliminary and based on the use of straight-line methodology, using an estimated useful life of three years.

(e) Reflects a non-recurring adjustment of $5.7 billion for the year ended December 31, 2023, to reflect the establishment of the allowance for credit losses for non-PCD loans upon completion of the mergers.

(f) Represents an adjustment of $117 million for the year ended December 31, 2023, to Professional services expense within Non-interest expense to reflect one-time transaction fees and expenses not reflected in the Historical Consolidated Statement of Income expected to be incurred upon completion of the mergers, which consist of professional, legal, and other merger related fees.

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(g) Represents adjustments to Non-interest expenses consisting of the following:

(in millions)	For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
Pro forma transaction accounting adjustments:
Amortization of intangible assets – Purchased Credit Card Relationships	$1,615	$2,512
Amortization of intangible assets – Core Deposits	46	68

Net pro forma transaction accounting adjustments to Amortization of intangibles expense	$1,661	$2,580

Pro forma amortization is preliminary and based on the use of the sum-of-the-years’ digits method. The amount of amortization following the mergers may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the amortization expense of approximately $166 million and $258 million for the nine months ended September 30, 2024 and the year ended December 31, 2023, respectively.

The effect on operating results for the five years following the mergers based on the use of sum-of-the-years’ digits for the Purchased Credit Card Relationships is as follows:

(in millions)	Effect on Operating Results
For the Year Ended December 31,
Remaining period of 2024	$538
2025	1,794
2026	1,436
2027	1,077
2028	718

(h) Represents an adjustment to record the estimated income tax impact of the pro forma adjustments utilizing a statutory income tax rate in effect of 24.2% for the nine months ended September 30, 2024 and the year ended December 31, 2023, respectively. The effective tax rate of Capital One following the mergers could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the pro forma tax rate will likely vary from the actual effective rate in periods subsequent to completion of the mergers. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities. Adjustments to record the estimated income tax impact of the pro forma adjustments consist of the following:

(in millions)	For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
Tax Impact
Amortization of fair value adjustment for identifiable intangible assets	$(402)	$(624)
Amortization of fair value adjustments for financial assets acquired and financial liabilities assumed	(53)	(224)
Deferred income taxes related to Allowance for credit losses for non-PCD loans	—	(1,373)
Transaction costs of the mergers	—	(28)

Total Tax Impact	$(455)	$(2,249)

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(i) Represents the adjustment to earnings per share for the nine months ended September 30, 2024 and the year ended December 31, 2023, respectively, to present pro forma basic and diluted weighted average shares of Capital One following the mergers using the historical weighted average shares of Capital One common stock outstanding combined with the additional Capital One common stock issued in conjunction with the mergers. Due to the net loss for the year ended December 31, 2023, there are no common shares added to calculate dilutive earnings per share for this period because the effect would be anti-dilutive. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share:

(in millions, except per share data)	For the Nine Months Ended September 30, 2024	For the Year Ended December 31, 2023
Pro forma weighted average shares:
Historical weighted average Capital One common stock outstanding – basic	382.8	382.4
Issuance of shares to Discover common stock shareholders	256.1	256.1

Pro forma weighted average shares – basic	638.9	638.5

Pro forma weighted average shares:
Historical weighted average Capital One common stock outstanding – diluted	383.7	383.4
Issuance of shares to Discover common stock shareholders	256.1	256.1

Pro forma weighted average shares – diluted	639.8	639.5

Pro forma earnings per share – basic and diluted:
Pro forma net income (loss) attributable to common shareholders	$4,623	$(68)
Pro forma basic earnings per share	7.24	(0.11)

Pro forma diluted earnings per share	$7.23	$(0.11)

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